As filed with the Securities and Exchange Commission on June 6, 2023
Registration Statement
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMPRIUS TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3690	98-1591811
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1180 Page Avenue
Fremont, California 94538
(800)
425-8803
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dr. Kang Sun
Chief Executive Officer
Amprius Technologies, Inc.
1180 Page Avenue
Fremont, California 94538
(800)
425-8803
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Danaher Mark B. Baudler Austin D. March Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Tel: (650) 493-9300	C. Derek Liu Jeremy L. Moore David D. Fronckowiak Baker & McKenzie LLP Two Embarcadero Center, Suite 1100 San Francisco, CA 94111 Tel: (415) 576-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and on the consummation of the mergers described in the enclosed proxy statement/prospectus.
If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 6, 2023

PROPOSED MERGERS

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Amprius Technologies, Inc. and Amprius, Inc.:

Amprius Technologies, Inc., which we refer to as “Amprius,” and Amprius, Inc., which we refer to as “Holdco,” have entered into an Agreement and Plan of Merger and Reorganization, which we refer to as the “merger agreement,” a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, pursuant to which a wholly owned subsidiary of Amprius will merge with and into Holdco (with Holdco surviving the merger as a wholly owned subsidiary of Amprius), which we refer to as the “first merger,” and Holdco (as the surviving entity of the first merger) will merge with and into Combine Merger Sub, LLC, a second wholly owned subsidiary of Amprius (“Merger Sub II”), which we refer to as the “second merger” and, together with the first merger and the other transactions contemplated by the merger agreement, the “mergers.” The mergers will result in the Holdco stockholders owning their shares in Amprius directly rather than through a holding company. Merger Sub II shall survive the second merger and be referred to as the “surviving entity.” Holdco and Amprius believe that the mergers will create more opportunities for Amprius and maximize long-term stockholder value, including by improving corporate governance and enhancing Amprius’ public float and liquidity.

Prior to the effective time of the first merger, which we refer to as the “first effective time,” in accordance with the applicable provisions of Holdco’s amended and restated certificate of incorporation, (i) each share of Holdco’s voting preferred stock (comprised of Holdco’s Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E-2 preferred stock) will be automatically converted into one share of Holdco’s Class A common stock, and (ii) each share of Holdco’s non-voting preferred stock (comprised of Holdco’s Series B-NV preferred stock, Series C-NV preferred stock, Series D-1 preferred stock, Series E preferred stock and Series E-1 preferred stock) will be automatically converted into one share of Holdco’s Class B common stock (the conversions in the foregoing clauses (i) and (ii), collectively, the “pre-closing conversion”).

At the first effective time, by virtue of the first merger, each share of Holdco’s Class A common stock and Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time will be automatically converted into the right to receive the applicable portion of the Per Share Merger Consideration (as defined below) to be calculated in accordance with a discounted exchange ratio as described in more detail in the accompanying proxy statement/prospectus. Based on an assumed discounted exchange ratio of 0.7056 (the “Discounted Exchange Ratio”) and certain other assumptions described in the accompanying proxy statement/prospectus, it is expected that the “Per Share Merger Consideration” will be comprised of 29,363,779 shares of Amprius’ common stock and 28,606,816 shares of Amprius’ non-voting common stock. Pursuant to the merger agreement, at the first effective time, each option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will be converted into an option to purchase a number of shares of Amprius’ common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Holdco’s Class A common stock subject to such Holdco option immediately prior to the first effective time and (y) the Discounted Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Holdco option immediately prior to the first effective time divided by (B) the Discounted Exchange Ratio. In addition, each Holdco warrant to purchase Holdco stock outstanding immediately prior to the first effective time will be canceled and automatically replaced, without any further action required on the part of the holder, with warrants representing the right to receive, on a net exercise basis, a number of shares of Amprius’ common stock equal to (x) the Discounted Exchange Ratio multiplied by the number of shares of Holdco’s Class A common stock underlying such Holdco warrant, minus (y) the aggregate exercise price of such Holdco warrant divided by $8.71, rounded to the nearest whole share.

At the effective time of the second merger, which we refer to as the “second effective time,” by virtue of the second merger, (i) each share of Holdco (as the surviving entity of the first merger) common stock issued and outstanding immediately prior to the second effective time will be cancelled and cease to exist and (ii) the membership interests of Merger Sub II outstanding immediately prior to the second effective time will be converted into and become the membership interests of the surviving entity, which will constitute 100% of the outstanding interests of the surviving entity.

Following the mergers, Amprius’ stockholders (other than Holdco) will continue to own and hold their existing shares of Amprius common stock, and all outstanding and unexercised warrants and options to purchase shares of Amprius’ common stock will remain in effect pursuant to their terms. It is expected that, based on the assumptions described in the accompanying proxy statement/prospectus, immediately after the mergers, (i) Holdco’s stockholders as of immediately prior to the first effective time will own approximately 75% of the outstanding capital stock of Amprius, comprised of 60% of Amprius’ common stock and 100% of Amprius’ non-voting common stock, as compared to the 77% of Amprius’ common stock currently held by Holdco, (ii) the percentage of Amprius’ outstanding capital stock held by current stockholders (other than Holdco) will increase from approximately 23% before the mergers to 25% immediately after the mergers and (iii) the directors and officers of Amprius, all of whom are expected to continue to be the directors and executive officers of the combined organization following the closing of the mergers, will collectively beneficially own 14% of the outstanding capital stock of Amprius, which is expected to represent 22% of the voting power of Amprius, as none of the shares owned by the directors and executive officers of Amprius will be non-voting common stock. For more information, see the section titled “Principal Stockholders of the Combined Organization” in the accompanying proxy statement/prospectus.

Shares of Amprius’ common stock and Amprius’ public warrants to purchase common stock, which we refer to as the “public warrants,” are currently listed on the New York Stock Exchange, which we refer to as the “NYSE,” under the symbols “AMPX” and “AMPX.W,” respectively. On                 , 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Amprius’ common stock and public warrants on the NYSE was $                 per share and $                 per warrant, respectively.

Amprius is holding a special meeting of its stockholders in order to obtain the stockholder approvals necessary to complete the mergers and related matters. At the Amprius special meeting, which will be held at                  a.m., local time, on                 , 2023 via live webcast at                 , unless postponed or adjourned to a later date, Amprius will ask its stockholders to, among other things:

1.

approve and adopt the merger agreement, and the transactions contemplated thereby, including the mergers and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder pursuant to the terms of the merger agreement;

2.

approve and adopt the amended and restated certificate of incorporation of Amprius, which we refer to as the “proposed charter,” in the form attached as Annex B of the accompanying proxy statement/prospectus, to authorize a new class of non-voting common stock; and

3.	consider and, if necessary, vote upon an adjournment of the Amprius special meeting to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

As of May 1, 2023, Holdco beneficially owns or controls an approximate 77% equity interest in Amprius through ownership or control of 65,515,552 shares of Amprius’ common stock. As a result, Amprius is currently a “controlled company” within the meaning of NYSE rules. Holdco is party to a support agreement with Amprius, pursuant to which, among other things, Holdco has committed to voting in favor of each of the proposals presented by Amprius for approval by holders of its common stock. However, the mergers will not be consummated unless (i) Proposal Nos. 1 and 2 are approved by the holders of a majority of the outstanding shares of Amprius common stock that are not owned, directly or indirectly, by (1) Holdco; (2) any holder of Holdco common stock or preferred stock; (3) any member of Amprius’ board of directors, which we refer to as the “Amprius Board;” (4) any officer of Amprius; or (5) any associate or immediate family member of the foregoing persons (the shares held by holders other than those listed in (1) through (5), the “Unaffiliated Shares” and the holders of the Unaffiliated Shares, the “Unaffiliated Stockholders”) and (ii) all other conditions to the mergers are satisfied.

On May 8, 2023, after careful consideration, the special committee of the Amprius Board, comprised of the sole independent and disinterested director of Amprius, which we refer to as the “special committee,” (i) determined that the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, are advisable and are fair to, and in the best interests of, Amprius and the Unaffiliated Stockholders and (ii) recommended that the Amprius Board approve and adopt the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, and recommend that Amprius’ stockholders approve and adopt the same.

On May 9, 2023, and based in part upon the recommendation of the special committee, the Amprius Board unanimously (i) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, are advisable and are fair to, and in the best interests of, Amprius and its stockholders (including the Unaffiliated Stockholders), (ii) approved and declared advisable the mergers and the other transactions contemplated by the merger agreement, including the mergers, the issuance of Amprius common stock, non-voting common stock, options and warrants in connection with the mergers, the amendment and restatement of Amprius’ certificate of incorporation and the amendment and restatement of Amprius’ bylaws, (iii) approved and authorized each of the transaction documents, including the merger agreement, and (iv) recommended that the stockholders of Amprius approve the merger agreement and the transactions contemplated thereby, including the mergers, the issuance of Amprius common stock, non-voting common stock, options and warrants in connection with the mergers and the amendment and restatement of Amprius’ certificate of incorporation. The Amprius Board accordingly recommends that Amprius’ stockholders vote “FOR” Proposal Nos. 1, 2, and 3.

After careful consideration, Holdco’s board of directors, which we refer to as the “Holdco Board,” (i) determined that the form, terms and provisions of the merger agreement, including all exhibits and schedules attached thereto, are fair, advisable and in the best interests of Holdco, (ii) approved and adopted the merger agreement, (iii) authorized and approved the mergers, and (iv) recommended that Holdco’s stockholders approve and adopt the merger agreement and the mergers. The Holdco Board recommends that Holdco’s stockholders sign and return the action by written consent of Holdco’s stockholders, which we refer to as the “Holdco written consent,” in favor of (i) adopting and approving the merger agreement and the transactions contemplated thereby, (ii) acknowledging that each such stockholder’s approval is irrevocable and each such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” and that each such stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by each such stockholder’s approval of the mergers each such stockholder thereby waives any rights under Section 262 of the DGCL, and (iv) the conversion of Holdco’s preferred stock into Holdco’s common stock immediately prior to the first effective time.

In considering the recommendation of the Amprius Board with respect to the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder pursuant to the merger agreement and the other matters to be acted upon by Amprius’ stockholders at the Amprius special meeting, Amprius’ stockholders should be aware that certain members of the Amprius Board and executive officers of Amprius have interests in the mergers that may be different from, or in addition to, interests they have as Amprius’ stockholders. For more information, see the section titled “The Mergers—Interests of Amprius Directors and Executive Officers in the Mergers” in the accompanying proxy statement/prospectus.

As described in the accompanying proxy statement/prospectus, Holdco is party to a support agreement with Amprius, pursuant to which, among other things, Holdco has agreed to vote in favor of the approval and adoption of the merger agreement, the proposed charter, the mergers and the other transactions at the time specified therein. In addition, certain stockholders of Holdco have entered into a support agreement, which we refer to as the “Stockholder Support Agreement,” with Amprius and Holdco, which stockholders collectively own approximately (i) (a) 78% of Holdco’s voting preferred stock and the non-voting preferred stock (voting as a single class and on an as-converted basis), (b) 72% of Holdco’s Series D-1 preferred stock and combined Series E preferred stock (voting as a single class and on an as-converted basis) and (c) 96% of Holdco’s combined Series C preferred stock (voting as a single class and on an as-converted basis) and (ii) after giving effect to the pre-closing conversion, (x) 67% of Holdco’s Class A common stock, (y) 85% of Holdco’s Class B common stock and (z) 76% of Holdco’s common stock. The Stockholder Support Agreement provides, among other things, that the Holdco stockholders party thereto will (i) (a) vote or act by written consent in favor of the approval and adoption of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the pre-closing conversion, and (b) vote against, and withhold consent with respect to, approval of any proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action, made in opposition to, in competition with or inconsistent with, the merger agreement, the mergers or the other transactions contemplated by the merger agreement, (ii) acknowledge that each such stockholder’s approval is irrevocable and each such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that each such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) waive any rights under Section 262 of the DGCL.

Pursuant to the merger agreement, at the first effective time, certain stockholders of Holdco and Amprius will enter into a joinder to the Registration Rights Agreement dated September 14, 2022, as amended, by and among Amprius, Holdco and the other holders named therein.

More information about Amprius, Holdco and the proposed transaction is contained in this proxy statement/prospectus. Amprius and Holdco urge you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 23.

Amprius and Holdco are excited about the opportunities the mergers bring to both Amprius’ and Holdco’s stockholders and thank you for your consideration and continued support.

Sincerely, Dr. Kang Sun
Chief Executive Officer
, 2023	Amprius Technologies, Inc. and Amprius, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                 , 2023, and is first being mailed to Amprius’ and Holdco’s stockholders on or about                 , 2023.

AMPRIUS TECHNOLOGIES, INC.

1180 Page Avenue

Fremont, California 94538

(800) 425-8803

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                 , 2023

Dear Stockholders of Amprius:

On behalf of the board of directors of Amprius Technologies, Inc., a Delaware corporation, which we refer to as “Amprius,” we are pleased to deliver this proxy statement/prospectus for the 2023 special meeting of stockholders of Amprius, which we refer to as the “Amprius special meeting,” to be held on                 , 2023 at                 a.m., local time, via live webcast at                 , unless postponed or adjourned to a later date, for the following purposes:

•

Proposal No. 1: To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of May 9, 2023, which we refer to as the “merger agreement,” a copy of which is attached as Annex A to this proxy statement/prospectus, by and among Amprius, Amprius, Inc., which we refer to as “Holdco,” Combine Merger Sub, Inc., a wholly owned direct subsidiary of Amprius, which we refer to as “Merger Sub I,” and Combine Merger Sub, LLC, a wholly owned direct subsidiary of Amprius, which we refer to as “Merger Sub II” and, together with Merger Sub I, the “Merger Subs,” pursuant to which Merger Sub I will merge with and into Holdco (with Holdco surviving the merger as a wholly owned subsidiary of Amprius), which we refer to as the “first merger,” and then Holdco (as the surviving entity of the first merger) will merge with and into Merger Sub II, which we refer to as the “second merger” and, together with the first merger and the other transactions contemplated by the merger agreement, the “mergers,” and the transactions contemplated thereby, including the mergers and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder pursuant to the terms of the merger agreement;

•

Proposal No. 2: To approve and adopt the amended and restated certificate of incorporation of Amprius, which we refer to as the “proposed charter,” in the form attached as Annex B to this proxy statement/prospectus, to authorize a new class of non-voting common stock; and

•

Proposal No. 3: To consider and, if necessary, vote upon an adjournment of the Amprius special meeting to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

Amprius will transact no other business at the Amprius special meeting except such business as may be properly brought before the Amprius special meeting or any adjournment or postponement thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the Amprius special meeting.

The Amprius Board has fixed                 , 2023, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Amprius special meeting and any adjournment or postponement thereof. Only holders of record of shares of Amprius’ capital stock at the close of business on the record date are entitled to notice of, and to vote at, the Amprius special meeting. At the close of business on the record date, Amprius had                  shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for approval of Proposal No. 1. The affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock is required for approval of Proposal No. 2. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Amprius common stock that are not owned, directly or indirectly, by (1) Holdco; (2) any holder of Holdco common stock or preferred stock; (3) any member of the Amprius Board; (4) any officer of Amprius; or (5) any associate or immediate family member of the foregoing persons (the shares held by holders other than those listed in (1) through (5), the “Unaffiliated Shares” and the holders of the Unaffiliated Shares, the “Unaffiliated Stockholders”) is required to approve Proposal Nos. 1 and 2. The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for approval of Proposal No. 3. Each of Proposal Nos. 1 and 2 are conditioned upon each other. Therefore, the mergers cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to attend the Amprius special meeting virtually, Amprius requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Amprius special meeting if you are unable to attend.

THE AMPRIUS BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AMPRIUS AND ITS STOCKHOLDERS (INCLUDING THE UNAFFILIATED STOCKHOLDERS) AND HAS APPROVED EACH SUCH PROPOSAL. THE AMPRIUS BOARD OF DIRECTORS RECOMMENDS THAT AMPRIUS’ STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Amprius Board of Directors,

Dr. Kang Sun

Chief Executive Officer

Fremont, California

                , 2023

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus refers to important business and financial information about Amprius that is not included in or delivered with this document. You may obtain this information without charge upon your written or oral request by contacting the Chief Financial Officer of Amprius Technologies, Inc., 1180 Page Avenue, Fremont, California 94538 or by calling (800) 425-8803.

To ensure timely delivery of these documents, any request should be made no later than                 , 2023 to receive them before the Amprius special meeting.

For additional details about where you can find information about Amprius, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGERS

The following section provides answers to frequently asked questions about the mergers. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q: Why are the two companies proposing to merge?

A: Amprius originally entered the public markets via a business combination transaction with Kensington Capital Acquisition Corp. IV, which we refer to as Kensington, in September 2022, which transaction we refer to as the “Business Combination.” As a result of the Business Combination, the historical stockholders of the original Amprius Technologies, Inc., now named Amprius Technologies Operating, Inc., which we refer to as “Legacy Amprius,” largely retained their holdings in Amprius indirectly through their holdings in Holdco. Holdco currently holds approximately 77% of Amprius’ common stock.

Holdco is an investment company with no operations other than holding equity interests in its subsidiaries. At various times in the past, Holdco formed and invested in subsidiaries to pursue other battery-related businesses. Because the nature and circumstances of the different businesses varied widely, Holdco’s board of directors, which we refer to as the “Holdco Board,” determined that it was in the best interests of Holdco’s stockholders to cause each of its operating subsidiaries (Berzelius (Nanjing) Co. Ltd., which we refer to as “Berzelius,” Apex (Wuxi) Co., Ltd., which we refer to as “Apex,” Amprius Energy, Inc., which we refer to as “Amprius Energy” and Legacy Amprius) to become fully independent companies so that each could pursue its business separately. In January and February 2022, Holdco distributed its ownership in each of Berzelius, Apex and Amprius Energy to its stockholders. Thereafter, Holdco’s sole material asset was its interest in Legacy Amprius. As a result of the Business Combination, Holdco became Amprius’ majority stockholder, with control over the election of directors and other matters requiring stockholder approval. Holdco is owned by a number of stockholders, many of whom continue to drive Amprius’ growth as employees and members of its management team.

The mergers will result in the Holdco stockholders owning their shares in Amprius directly rather than through Holdco. Holdco and Amprius believe that the mergers will create more opportunities for Amprius and maximize long-term stockholder value, including by improving corporate governance and enhancing Amprius’ public float and liquidity. For a discussion of Amprius’ and Holdco’s reasons for the mergers, please see the section titled “The Mergers—Amprius Reasons for the Mergers” and “The Mergers—Holdco Reasons for the Mergers” in this proxy statement/prospectus.

Q: What are the mergers?

A: Amprius, Merger Sub I, Merger Sub II and Holdco entered into the merger agreement on May 9, 2023. The merger agreement contains the terms and conditions of the proposed mergers involving Amprius and Holdco. Under the merger agreement, Merger Sub I will merge with and into Holdco, with Holdco surviving as a wholly owned subsidiary of Amprius, following which Holdco will then merge with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Amprius, which we refer to as the “surviving entity.”

Prior to the effective time of the first merger, which we refer to as the “first effective time,” in accordance with the applicable provisions of Holdco’s amended and restated certificate of incorporation, (i) each share of Holdco’s voting preferred stock (comprised of Holdco’s Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E-2 preferred stock) will be automatically converted into one share of Holdco’s Class A common stock, and (ii) each share of Holdco’s non-voting preferred stock (comprised of Holdco’s Series B-NV preferred stock, Series C-NV preferred stock, Series D-1 preferred stock, Series E preferred stock and Series E-1 preferred stock) will be automatically converted into one share of Holdco’s Class B common stock (the conversions in the foregoing clauses (i) and (ii), collectively, the “pre-closing conversion”).

At the first effective time, by virtue of the first merger, each share of Holdco’s Class A common stock and Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time will be automatically converted into the right to receive the applicable portion of the Per Share Merger Consideration (as defined below) to be calculated in accordance with a discounted exchange ratio. Based on an assumed discounted exchange ratio of 0.7056 (the “Discounted Exchange Ratio”) and other assumptions described under “—What will Holdco’s stockholders and option holders receive in the mergers?”, it is expected that the “Per Share Merger Consideration” will be comprised of 29,363,779 shares of Amprius’ common stock and 28,606,816 shares of Amprius’ non-voting common stock. Pursuant to the merger agreement, at the first effective time, each option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will be converted into an option to purchase a number of shares of Amprius’ common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Holdco’s Class A common stock subject to such Holdco option immediately prior to the first effective time and (y) the Discounted Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Holdco option immediately prior to the first effective time divided by (B) the Discounted Exchange Ratio. In addition, each Holdco warrant to purchase Holdco stock outstanding immediately prior to the first effective time will be canceled and automatically replaced, without any further action required on the part of the holder, with warrants representing the right to receive, on a net exercise basis, a number of shares of Amprius’ common stock equal to (x) the Discounted Exchange Ratio multiplied by the number of shares of Holdco’s Class A common stock underlying such Holdco warrant, minus (y) the aggregate exercise price of such Holdco warrant divided by $8.71, rounded to the nearest whole share.

At the effective time of the second merger, which we refer to as the “second effective time,” by virtue of the second merger, (i) each share of Holdco (as the surviving entity of the first merger) common stock issued and outstanding immediately prior to the second effective time will be cancelled and cease to exist and (ii) the membership interests of Merger Sub II outstanding immediately prior to the second effective time will be converted into and become the membership interests of the surviving entity, which will constitute 100% of the outstanding interests of the surviving entity.

Following the mergers, Amprius’ stockholders (other than Holdco) will continue to own and hold their existing shares of Amprius common stock, and all outstanding and unexercised warrants and options to purchase shares of Amprius’ common stock will remain in effect pursuant to their terms.

Q: Why am I receiving this proxy statement/prospectus?

A: You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Amprius as of the record date, or a stockholder of Holdco eligible to execute the Holdco written consent. If you are a stockholder of Amprius, you are entitled to vote at Amprius’ stockholder meeting (referred to herein as the “Amprius special meeting”) to approve Proposal Nos. 1, 2 and 3. If you are a stockholder of Holdco, you are being requested to sign and return the Holdco written consent to adopt the merger agreement and approve the transactions contemplated thereby, including the mergers.

This document serves as:

•	a proxy statement of Amprius used to solicit proxies for the Amprius special meeting; and

•	a prospectus of Amprius used to offer shares of Amprius’ common stock and non-voting common stock and warrants to purchase Amprius’ common stock to be issued in connection with the mergers.

In addition, promptly after the second effective time, Amprius intends to file with the Securities and Exchange Commission, which we refer to as the “SEC,” (i) a registration statement on Form S-8 relating to the shares of Amprius common stock issuable upon exercise of certain options to purchase shares of Holdco’s common stock assumed by Amprius pursuant to the merger agreement and (ii) pursuant to Amprius’ registration rights agreement, a registration statement relating to the resale of certain shares of Amprius common stock issued pursuant to the merger agreement and shares issuable upon exercise of certain options assumed by Amprius pursuant to the merger agreement.

Q: What is required to consummate the mergers?

A: To consummate the mergers, Amprius’ stockholders must approve Proposal Nos. 1 and 2.

Proposal No. 1, the approval of the mergers and the issuance of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder pursuant to the merger agreement, requires the affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter. Proposal No. 2, the approval of the proposed charter in the form attached as Annex B to this proxy statement/prospectus, requires the affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock as of the record date. In addition, the affirmative vote of a majority of the shares of outstanding common stock held by the Unaffiliated Stockholders is required to approve Proposal Nos. 1 and 2. The foregoing votes of the Amprius stockholders are referred to as the “Amprius Requisite Stockholder Approval.” Each of Proposal Nos. 1 and 2 are conditioned upon each other. Therefore, the mergers cannot be consummated without the Amprius Requisite Stockholder Approval in favor of Proposal Nos. 1 and 2. Holdco, which owns approximately 77% of the outstanding Amprius common stock, is party to a support agreement with Amprius, which we refer to as the “Amprius Support Agreement,” pursuant to which, among other things, Holdco has agreed to vote in favor of the approval and adoption of the merger agreement, the proposed charter, the mergers and the other transactions at the time specified therein. Such shares will not be counted as part of the Unaffiliated Stockholder vote but will be included for, among other things, the purposes of establishing a quorum. The Amprius Support Agreement also prohibits transfers of Amprius capital stock except in limited circumstances.

To consummate the mergers, the Holdco stockholders must (i) adopt and approve the merger agreement and the transactions contemplated thereby (including the pre-closing conversion) by an affirmative vote and consent of the majority of the outstanding shares of each of (a) Holdco’s voting preferred stock and the non-voting preferred stock (voting as a single class and on an as-converted basis), (b) Holdco’s Series D-1 preferred stock and combined Series E preferred stock (voting as a single class and on an as-converted basis) and (c) Holdco’s combined Series C preferred stock (voting as a single class and on an as-converted basis) and (ii) after giving effect to the pre-closing conversion, approve and adopt the merger agreement and the transactions contemplated thereby (including the conversion of Holdco securities at the first effective time, which we refer to as the “Conversion of Securities”) by an affirmative vote and consent of the majority of the outstanding shares of each of (x) Holdco’s Class A common stock, (y) Holdco’s Class B common stock and (z) Holdco’s common stock, which we collectively refer to, with respect to all of the foregoing, as the “Holdco Requisite Stockholder Approval.”

In connection with the execution of the merger agreement, certain stockholders of Holdco entered into a support agreement, which we refer to as the “Stockholder Support Agreement,” with Amprius and Holdco, which stockholders collectively own approximately (i) (a) 78% of Holdco’s voting preferred stock and the non-voting preferred stock (voting as a single class and on an as-converted basis), (b) 72% of Holdco’s Series D-1 preferred stock and combined Series E preferred stock (voting as a single class and on an as-converted basis) and (c) 96% of Holdco’s combined Series C preferred stock (voting as a single class and on an as-converted basis) and (ii) after giving effect to the pre-closing conversion, (x) 67% of Holdco’s Class A common stock, (y) 85% of Holdco’s Class B common stock and (z) 76% of Holdco’s common stock. The Stockholder Support Agreement provides, among other things, that the Holdco stockholders party thereto will (i) vote or act by written consent in favor of the approval and adoption of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the pre-closing conversion (including without limitation by executing the Holdco written consent) and (ii) vote against, and withhold consent with respect to, approval of any proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action, made in opposition to, in competition with or inconsistent with, the merger agreement, the mergers or the other transactions contemplated by the merger agreement. The Stockholder Support Agreement also prohibits transfers of Holdco capital stock except in limited circumstances. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” in this proxy statement/prospectus.

Q: What will happen to Amprius if, for any reason, the mergers do not close?

A: Failure to obtain the Amprius Requisite Stockholder Approval and the Holdco Requisite Stockholder Approval may result in a material delay in, or the abandonment of, the mergers. If the mergers are not completed, Amprius and Holdco each may lose all of the intended benefits of the mergers. If the mergers are not completed, Holdco will continue to be Amprius’ controlling stockholder. In addition, Amprius and Holdco will have incurred substantial expenses for which no ultimate benefit will have been received by either company. See “Risk Factors—Risks Related to the Mergers” for more information.

Q: What will Holdco’s stockholders and option holders receive in the mergers?

A: Prior to the first effective time, (i) each share of Holdco’s voting preferred stock will be automatically converted into one share of Holdco’s Class A common stock and (ii) each share of Holdco’s non-voting preferred stock will be automatically converted into one share of Holdco’s Class B common stock. At the first effective time, by virtue of the first merger, each share of Holdco’s Class A common stock and Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time will be automatically converted into the right to receive the applicable portion of the Per Share Merger Consideration. The Per Share Merger Consideration will be calculated in accordance with the Discounted Exchange Ratio as set forth in an allocation certificate as described in more detail in the merger agreement. In addition, at the first effective time, each option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will be converted into an option to purchase a number of shares of Amprius’ common stock and each Holdco warrant to purchase Holdco stock outstanding immediately prior to the first effective time will be canceled and automatically replaced with warrants representing the right to receive, on a net exercise basis, shares of Amprius’ common stock.

Based on the assumptions set forth below, immediately after the mergers, (i) Holdco’s stockholders as of immediately prior to the first effective time will own approximately 75% of the outstanding capital stock of Amprius, comprised of 60% of Amprius’ common stock and 100% of Amprius’ non-voting common stock, as compared to the 77% of Amprius’ common stock currently held by Holdco, (ii) the percentage of Amprius’ outstanding capital stock held by current stockholders (other than Holdco) will increase from approximately 23% before the mergers to 25% immediately after the mergers and (iii) the directors and officers of Amprius, all of whom are expected to continue to be the directors and executive officers of the combined organization following the closing of the mergers, will collectively beneficially own 14% of the outstanding capital stock of Amprius, which is expected to represent 22% of the voting power of Amprius, as none of the shares owned by the directors and executive officers of Amprius will be non-voting common stock. For more information, see the section titled “Principal Stockholders of the Combined Organization.”

Unless otherwise specified, the voting and economic interests of Holdco’s stockholders and Amprius’ directors and officers immediately after the mergers assumes the following:

•	no stockholders of Holdco exercise or have a continuing right to exercise their appraisal rights;

•

at the closing of the mergers, 29,363,779 shares of Amprius common stock and 28,606,816 shares of Amprius non-voting common stock are issued to Holdco’s stockholders, the options to purchase Holdco’s common stock convert into options to purchase an aggregate of 7,025,652 shares of Amprius common stock and the warrants to purchase Holdco’s stock convert into warrants to purchase an aggregate of 20,153 shares of Amprius common stock;

•

for purposes of calculating the economic interests of Holdco’s stockholders immediately after the mergers, that none of Holdco’s stockholders hold any shares of Amprius common stock other than the shares to be issued in connection with the mergers;

•	that there are no other issuances of equity interests of Amprius or Holdco prior to or in connection with the mergers; and

•	that there are no issuances or exercises of options or warrants to purchase Holdco’s common stock or Amprius’ common stock prior to or in connection with the mergers.

The assumptions set forth above are based on a “Discounted Exchange Ratio” of 0.7056, calculated by multiplying 0.98 by the “Exchange Ratio” of 0.72, which is calculated by obtaining the result of the following formula (rounded down to two decimal places):

((A x B) + C + D) ÷ E
B

where

A = The total number of Amprius shares owned by Holdco, which is 65,515,552.

B = $8.71.

C = The aggregate exercise price of all options to purchase Holdco’s common stock options (whether vested or unvested) and all the Holdco warrants to the extent issued and outstanding as of immediately prior to the first effective time, which we assume to be $14,709,223.25.

D = cash and cash equivalents held by Holdco, which we assume to be $100,000, minus (i) indebtedness of Holdco, which we assume there is none, and (ii) outstanding expenses incurred by Holdco in the mergers, which we assume to be $380,000.

E = The total number of fully-diluted shares of Holdco, which was 92,143,424 shares as of the date of the merger agreement.

If the actual facts differ from the assumptions set forth above, the resulting Exchange Ratio and Discounted Exchange Ratio will be different.

Further, unless otherwise specified, the voting and economic interests of Holdco’s stockholders and Amprius’ directors and officers set forth in this proxy statement/prospectus is based on 84,971,565 shares of Amprius common stock outstanding as of May 1, 2023 and excludes the following:

•

13,971,079 shares of Amprius common stock issuable upon the exercise of outstanding options under the Amprius Technologies, Inc. 2016 Equity Incentive Plan, which we refer to as the “2016 Plan,” with a weighted average exercise price of $1.34 per share;

•	16,400,000 shares of Amprius common stock issuable upon the exercise of Amprius’ private warrants, with an exercise price of $11.50 per share;

•	29,268,236 shares of Amprius common stock issuable upon the exercise of Amprius’ public warrants, with an exercise price of $11.50 per share;

•

2,052,500 shares of Amprius common stock issuable upon the exercise of Amprius’ warrants issued as part of units in a private placement in connection with the Business Combination (such private placement, the “PIPE” and the warrants issued in the PIPE, the “PIPE warrants”);

•	13,881,045 shares of Amprius common stock reserved for future issuance under the Amprius Technologies, Inc. 2022 Equity Incentive Plan, which we refer to as the “2022 Plan;”

•	329,762 shares of Amprius common stock issuable upon the vesting of outstanding restricted stock units granted under the 2022 Plan; and

•	1,836,101 shares of Amprius common stock reserved for future issuance under the Amprius Technologies, Inc. 2022 Employee Stock Purchase Plan, which we refer to as the “ESPP.”

For a more complete description of what Holdco’s stockholders and option holders will receive in the mergers, please see the section titled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus.

Q: What will Amprius’ stockholders, option holders and warrant holders receive in the mergers?

A: At the second effective time, Amprius’ stockholders other than Holdco will continue to own and hold their existing shares of Amprius’ common stock, and all outstanding and unexercised options and warrants to purchase shares of Amprius’ common stock will remain in effect pursuant to their terms.

Q: Who will be the directors and executive officers of Amprius following the mergers?

A: In connection with the mergers, there will be no change to the directors or executive officers of Amprius. Following the closing of the mergers, Amprius’ directors and executive officers will continue to be as follows:

Name	Age(1)	Position
Dr. Kang Sun	68	President, Chief Executive Officer and Class III Director
Donald R. Dixon	75	Chair and Class III Director
Kathleen Ann Bayless	66	Class I Director
Dr. Wen Hsieh	50	Class I Director
Dr. Steven Chu	75	Class II Director
Justin Mirro	54	Class II Director
Sandra Wallach	58	Chief Financial Officer
Jonathan Bornstein	65	President of Amprius Lab
Dr. C. Ionel Stefan	50	Chief Technology Officer

(1)	Ages shown are as of May 1, 2023.

Q: Did the Amprius special committee have a financial advisor?

A: On May 8, 2023, Houlihan Lokey Capital, Inc., which we refer to as “Houlihan Lokey,” verbally rendered its opinion to the special committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 8, 2023) to the effect that the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement was fair to Amprius from a financial point of view.

Houlihan Lokey’s opinion was directed to the special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to Amprius of the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement and did not address any other aspect or implication of the mergers or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement/prospectus and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation to the special committee, the Amprius Board, any security holder of Amprius or any other person as to how to act or vote with respect to any matter relating to the mergers.

For a more complete description, see the section of this proxy statement/prospectus captioned “The Mergers—Opinion of the Special Committee’s Financial Advisor.”

Q: Did the Holdco Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the mergers?

A: The Holdco Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the mergers. The Holdco Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the mergers were fair from a financial perspective to its stockholders. Accordingly, Holdco stockholders will be relying on the judgment of the Holdco Board as described above in valuing Amprius’ business and assuming the risk that the Holdco Board may not have properly valued such business.

Q: How does the Amprius Board recommend that I, as a stockholder of Amprius, vote?

A: After careful consideration, on May 8, 2023, a special committee of the Amprius Board, comprised of Justin Mirro, as the sole independent and disinterested director of Amprius, which we refer to as the “special committee,” (i) determined that the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, are advisable and are fair to, and in the best interests of, Amprius and the Unaffiliated Stockholders and (ii) recommended that the Amprius Board approve and adopt the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, and recommend that Amprius’ stockholders approve and adopt the same.

On May 9, 2023, and based in part upon the recommendation of the special committee, the Amprius Board unanimously (i) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, are advisable and are fair to, and in the best interests of, Amprius and its stockholders (including the Unaffiliated Stockholders), (ii) approved and declared advisable the mergers and the other transactions contemplated by the merger agreement, including the mergers, the issuance of Amprius common stock, non-voting common stock, options and warrants in connection with the mergers, the amendment and restatement of Amprius’ certificate of incorporation and the amendment and restatement of Amprius’ bylaws, (iii) approved and authorized each of the transaction documents, including the merger agreement, and (iv) recommended that the stockholders of Amprius approve the merger agreement and the transactions contemplated thereby, including the mergers, the issuance of Amprius common stock, non-voting common stock, options and warrants in connection with the mergers and the amendment and restatement of Amprius’ certificate of incorporation. The Amprius Board accordingly recommends that the Amprius stockholders vote:

•

“FOR” Proposal No. 1 to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder in connection with the mergers;

•	“FOR” Proposal No. 2 to approve and adopt the proposed charter to authorize a new class of non-voting common stock; and

•	“FOR” Proposal No. 3 to, if necessary, adjourn the Amprius special meeting if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

Q: What interests do Amprius’ directors and officers have in the mergers?

A: Amprius’ directors and officers may have interests in the mergers that are different from, in addition to or in conflict with, yours. These interests include, among other things:

•

Certain executive officers and directors of Amprius have a direct or indirect ownership interest in Holdco capital stock, the treatment of which is described in the section titled “The Mergers—Merger Consideration,” and “The Merger Agreement—Merger Consideration,” which descriptions are incorporated herein by reference. As of May 1, 2023, the following executive officers and directors of Amprius have a direct or indirect ownership interest in Holdco capital stock: Donald R. Dixon and Dr. C. Ionel Stefan.

•

Certain of Amprius’ executive officers and non-employee directors hold options to purchase shares of Holdco common stock, which will be assumed by Amprius upon the closing of the mergers. The treatment of such equity awards in connection with the mergers is described in the section entitled “The Merger Agreement—Treatment of Holdco’s Option Awards,” which description is incorporated by reference herein. As of May 1, 2023, the following executive officers and directors hold options to purchase shares of Holdco common stock: Dr. Steven Chu, Dr. Kang Sun, Jonathan Bornstein and Dr. C. Ionel Stefan.

See the sections titled “The Mergers—Interests of Amprius Directors and Executive Officers in the Mergers—Ownership Interests in Holdco” and “The Mergers—Treatment of Holdco Equity Awards” for more information.

Q: What interests do Holdco’s directors and officers have in the mergers?

A: Holdco’s directors and officers may have interests in the mergers that are different from, in addition to or in conflict with, yours. These interests include, among other things, that certain of Holdco’s executive officers and non-employee directors have a direct or indirect ownership interest in Holdco capital stock and hold options to purchase shares of Holdco Class A common stock, which will be assumed by Amprius upon the closing of the mergers. The treatment of such equity awards in connection with the mergers is described in the section entitled “The Merger Agreement—Treatment of Holdco’s Option Awards.” As of May 1, 2023, the following Holdco executive officers and directors have a direct or indirect ownership interest in Holdco capital stock: Donald R. Dixon, Dr. Yi Cui and Alan Salzman. As of May 1, 2023, the following Holdco executive officers and directors hold options to purchase shares of Holdco Class A common stock: Dr. Kang Sun, William Deihl and Dr. Steven Chu.

See the section titled “The Mergers—Interests of Holdco Directors and Executive Officers in the Mergers—Ownership Interests in Holdco” and “—Treatment of Holdco Equity Awards” for more information.

Q: As a stockholder of Holdco, how does the Holdco Board recommend that I vote?

A: After careful consideration, the Holdco Board recommends that Holdco’s stockholders execute the Holdco written consent indicating their vote:

•	in favor of the adoption of the merger agreement and all related agreements attached to the merger agreement; and

•	in favor of the approval of the pre-closing conversion, the conversion of Holdco’s securities in the mergers and the other transactions contemplated by the merger agreement.

Q: What risks should I consider in deciding whether to vote in favor of the mergers or to execute and return the Holdco written consent, as applicable?

A: You should carefully review the section of this proxy statement/prospectus titled “Risk Factors,” which sets forth certain risks and uncertainties related to the mergers, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Amprius and Holdco, as an independent company, is subject.

Q: When do you expect the mergers to be consummated?

A: We anticipate that the mergers will occur during the third quarter of 2023, soon after the Amprius special meeting to be held on                 , 2023, but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” in this proxy statement/prospectus.

Q: What are the material U.S. federal income tax consequences of the mergers to U.S. Holders of Holdco shares?

A: A U.S. Holder (as defined below) of Holdco’s common stock more likely than not will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Holdco common stock for shares of Amprius common stock in the mergers.

Please review the information in the section titled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete description of the material U.S. federal income tax consequences of the mergers to U.S. Holders of Holdco common stock. The tax consequences to you of the mergers will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the mergers, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q: What do I need to do now?

A: Amprius and Holdco urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the mergers affect you.

If you are a stockholder of Amprius as of the record date, you may provide your proxy instructions in one of four different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via phone by following the instructions on your proxy card or voting instruction form. Third, you may provide your proxy instructions via the internet by following the instructions on your proxy card or voting instruction form. Finally, you may vote online at the Amprius special meeting, as described below. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Amprius special meeting.

If you are a stockholder of Holdco, you may execute and return your Holdco written consent to Holdco in accordance with the instructions provided by Holdco.

Q: What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A: If you are a stockholder of Amprius as of the record date, the failure to return your proxy card or otherwise provide proxy instructions (a) will have the same effect as voting against Proposal Nos. 1 and 2, (b) will reduce the aggregate number of votes required to approve Proposal No. 3 and (c) your shares will not be counted for purposes of determining whether a quorum is present at the Amprius special meeting.

Q: May I vote virtually at the Amprius special meeting of stockholders of Amprius?

A: If your shares of Amprius’ common stock are registered directly in your name with Amprius’ transfer agent as of the record date, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Amprius. If you are a stockholder of record of Amprius as of the record date, you may attend the Amprius special meeting virtually and vote your shares online. Even if you plan to attend the Amprius special meeting virtually, Amprius requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Amprius special meeting if you become unable to attend.

If your shares of Amprius’ common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Amprius special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares virtually at the Amprius special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Amprius special meeting.

Q: When and where is the Amprius special meeting of Amprius’ stockholders?

A: The Amprius special meeting will be held at      a.m., local time, on                 , 2023 via live webcast at                  , unless postponed or adjourned to a later date. All of Amprius’ stockholders as of the record date, or their duly appointed proxies, may attend the Amprius special meeting. In order to participate in the meeting, you must access the meeting website at                 , and enter the 16-digit control number found on the proxy card provided to you with this proxy statement/prospectus. Stockholders who attend the Amprius special meeting via live webcast will be able to participate, vote shares electronically and submit questions prior to and during the meeting.

Q: If my Amprius shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Amprius’ common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for any of the proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q: May I change my vote after I have submitted a proxy or provided proxy instructions?

A: Yes. An Amprius stockholder can revoke its proxy at any time before the final vote at the Amprius special meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

•	You may submit another properly completed proxy card with a later date.

•	You may grant a subsequent proxy through the internet.

•	You may send a timely written notice that you are revoking your proxy to Amprius’ Corporate Secretary at 1180 Page Avenue, Fremont, California 94538.

•	You may attend the Amprius special meeting virtually and vote online. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or internet proxy is the one that is counted.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by your broker, bank or other agent.

Q: Who is paying for this proxy solicitation?

A: Amprius is responsible for the cost of the printing and filing of this proxy statement/prospectus and the proxy card. Amprius may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners of Amprius’ common stock.

Q: Who can help answer my questions?

A: If you are a stockholder of Amprius and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the mergers, including the procedures for voting your shares, you should contact:

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Tel: (800) 425-8803

Attn: Sandra Wallach, Chief Financial Officer

If you are a stockholder of Holdco, and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the mergers, including the procedures for voting your shares, you should contact:

Amprius, Inc.

1180 Page Avenue

Fremont, California 94538

Tel: (800) 425-8803

Attn: William Deihl, Chief Financial Officer

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the mergers, the proposals being considered at the Amprius special meeting and Holdco’s stockholder actions that are the subject of the Holdco written consent, you should read this entire proxy statement/prospectus carefully, including the merger agreement attached as Annex A, the opinion of Houlihan Lokey Capital, Inc. attached as Annex D and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

The Companies

Amprius

Amprius has developed and, since 2018, been in commercial production of an ultra-high energy density lithium-ion battery for mobility applications leveraging disruptive silicon anodes. Amprius’ silicon anode technology enables batteries with higher energy density, higher power density, and extreme fast charging capabilities over a wide range of operating temperatures, which results in its batteries providing superior performance compared to conventional graphite lithium-ion batteries. Amprius’ silicon anodes are a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries, and its manufacturing process leverages the manufacturing process for conventional lithium-ion batteries and the related supply chain.

Today, Amprius’ batteries are primarily used for existing and emerging aviation applications, including unmanned aerial systems (“UAS”), such as drones and high-altitude pseudo satellites (“HAPS”). Amprius believes its proprietary technology has the potential for broad application in electric transportation.

Amprius’ batteries and their performance specifications have been tested and validated for application by over 40 customers, including Airbus, AeroVironment, BAE Systems, the U.S. Army and Teledyne FLIR, and Amprius has shipped over 10,000 batteries to date, which have enabled mission critical applications. Amprius’ proprietary silicon anode structures, battery cell designs and manufacturing processes are defended by its portfolio of patents, trade secrets and know-how developed over 10 years of research and development.

Amprius currently manufactures batteries on a kWh-scale manufacturing line at its headquarters in Fremont, California, where it believes demand for its batteries exceeds its manufacturing capacity. Amprius is working to meet the expected demand in several rapidly growing addressable markets, including by designing and building a large-scale manufacturing facility that can produce batteries at GWh+ scale.

Amprius’ principal executive offices are located at 1180 Page Avenue, Fremont, California 94538, and its telephone number is (800) 425-8803. Amprius’ website is www.amprius.com. Information contained on, or that can be accessed through, the websites referenced in this proxy statement/prospectus are not a part of, and are not incorporated into, this proxy statement/prospectus.

Holdco

Holdco is an investment company with no material operations, assets or liabilities, other than holding equity interests in Amprius. Holdco’s principal executive offices are located at 1180 Page Avenue, Fremont, California 94538, and its telephone number is (800) 425-8803.

Merger Subs

The Merger Subs are wholly owned direct subsidiaries of Amprius and were formed solely for the purposes of carrying out the mergers.

The Mergers (see page 67)

If the mergers are completed, Merger Sub I will have merged with and into Holdco (with Holdco surviving the merger as a wholly owned subsidiary of Amprius) and promptly thereafter, Holdco (as the surviving entity of the first merger) will have merged with and into Merger Sub II, with Merger Sub II surviving this second merger as the surviving entity.

Prior to the first effective time, in accordance with the applicable provisions of Holdco’s amended and restated certificate of incorporation, (i) each share of Holdco’s voting preferred stock will be automatically converted into one share of Holdco’s Class A common stock, and (ii) each share of Holdco’s non-voting preferred stock will be automatically converted into one share of Holdco’s Class B common stock.

At the first effective time, by virtue of the first merger, each share of Holdco’s Class A common stock and Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time will be automatically converted into the right to receive the applicable portion of the Per Share Merger Consideration to be calculated in accordance with the Discounted Exchange Ratio. At the first effective time, each option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will be converted into an option to purchase shares of Amprius’ common stock. In addition, each Holdco warrant to purchase Holdco stock outstanding immediately prior to the first effective time will be canceled and automatically replaced with warrants representing the right to receive, on a net exercise basis, shares of Amprius’ common stock.

At the second effective time, by virtue of the second merger, (i) each share of Holdco (as the surviving entity of the first merger) common stock issued and outstanding immediately prior to the second effective time will be cancelled and cease to exist and (ii) the membership interests of Merger Sub II outstanding immediately prior to the second effective time will be converted into and become the membership interests of the surviving entity, which will constitute 100% of the outstanding interests of the surviving entity. For a more complete description of the mergers please see the section titled “The Merger Agreement” in this proxy statement/prospectus.

Following the mergers, Amprius’ stockholders (other than Holdco) will continue to own and hold their existing shares of Amprius common stock, and all outstanding and unexercised warrants and options to purchase shares of Amprius’ common stock will remain in effect pursuant to their terms. It is expected that, based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”, immediately after the mergers, (i) Holdco’s stockholders as of immediately prior to the first effective time will own approximately 75% of the outstanding capital stock of Amprius, comprised of 60% of Amprius’ common stock and 100% of Amprius’ non-voting common stock, as compared to the 77% of Amprius’ common stock currently held by Holdco, (ii) the percentage of Amprius’ outstanding capital stock held by current stockholders (other than Holdco) will increase from approximately 23% before the mergers to 25% immediately after the mergers and (iii) the directors and officers of Amprius, all of whom are expected to continue to be the directors and executive officers of the combined organization following the closing of the mergers, will collectively beneficially own 14% of the outstanding capital stock of Amprius, which is expected to represent 22% of the voting power of Amprius, as none of the shares owned by the directors and executive officers of Amprius will be non-voting common stock. For more information, see the section titled “Principal Stockholders of the Combined Organization” in this proxy statement/prospectus.

The consummation of the mergers must occur no later than five business days after the last of the conditions to the mergers has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each such condition), or at such other time as Amprius and Holdco agree and as specified in the certificate of merger. Amprius and Holdco anticipate that the consummation of the mergers will occur in the third quarter of 2023. However, because the mergers are subject to a number of conditions, neither Amprius nor Holdco can predict exactly when the closing will occur or if it will occur at all.

Reasons for the Mergers (see pages 77 and 80)

Holdco is an investment company with no operations other than holding equity interests in its subsidiaries. At various times, Holdco formed and invested in subsidiaries to pursue other battery-related businesses. Because the nature and circumstances of the different businesses varied widely, the Holdco Board determined that it was in the best interests of Holdco’s stockholders to cause each of its four operating subsidiaries (Berzelius, Apex, Amprius Energy and Amprius) to become fully independent companies. Therefore, in January and February 2022, Holdco distributed its ownership in each of Berzelius, Apex and Amprius Energy to its stockholders. Thereafter, Holdco’s sole material asset was its interest in Amprius. As a result of the Business Combination, Holdco became Amprius’ majority stockholder, with control over the election of directors and other matters requiring stockholder approval. Holdco is owned by a number of stockholders, many of whom continue to drive Amprius’ growth as employees and members of its management team.

The mergers will result in the Holdco stockholders owning their shares in Amprius directly rather than through a holding company. Amprius believes that the mergers will create more opportunities for Amprius and maximize long-term stockholder value, including by improving corporate governance and enhancing Amprius’ public float and liquidity.

Each of Amprius’ and Holdco’s respective board of directors also considered other reasons for the mergers, as described herein. For example, the Amprius Board considered, among other things:

•

elimination of Amprius’ majority stockholder, which could improve corporate governance by allowing for stockholder influence over corporate decision-making through a broad and largely unaffiliated stockholder base;

•

enhanced public float and liquidity, which could improve capital markets access for long-term efficient access to capital for growth, increase institutional investor and analyst interest, increase eligibility for inclusion in certain indices and enhance Amprius’ ability to use common stock for incentive compensation; and

•	an attractive discount implied by the Discounted Exchange Ratio.

The special committee also considered certain factors relating to procedural safeguards that the special committee believes support its decision and the fairness of the transactions contemplated by the merger agreement, including:

•	the Amprius Board formed the special committee and empowered it to explore, review, approve or disapprove the terms of the transactions contemplated by the merger agreement; and

•

the Amprius Board resolved that Amprius would not consummate any transaction contemplated by the merger agreement unless it was approved or recommended by the special committee and approved by a majority of Amprius’ disinterested stockholders, and that such conditions could not be waived.

In addition, the Holdco Board approved the mergers based on a number of factors, including the:

•	potential to provide its current stockholders with greater liquidity by owning stock in a public company; and

•	expectation that the mergers more likely than not are treated as a tax-free “reorganization” for U.S. federal income tax purposes.

Opinion of the Special Committee’s Financial Advisor (see page 81)

On May 8, 2023, Houlihan Lokey Capital, Inc., which we refer to as “Houlihan Lokey,” verbally rendered its opinion to the special committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 8, 2023) to the effect that the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement was fair to Amprius from a financial point of view.

Houlihan Lokey’s opinion was directed to the special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to Amprius of the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement and did not address any other aspect or implication of the mergers or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement/prospectus and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation to the special committee, the Amprius Board, any security holder of Amprius or any other person as to how to act or vote with respect to any matter relating to the mergers.

For a more complete description, see the section of this proxy statement/prospectus captioned “The Mergers—Opinion of the Special Committee’s Financial Advisor.”

Material U.S. Federal Income Tax Consequences of the Mergers (see page 99)

The mergers more likely than not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, a U.S. Holder of Holdco common stock more likely than not will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Holdco common stock for shares of Amprius common stock in the mergers.

Please review the information in the section titled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete description of the material U.S. federal income tax consequences of the mergers to U.S. Holders of Holdco common stock. The tax consequences to you of the mergers will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the mergers, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Overview of the Merger Agreement

Merger Consideration (see page 106)

At the first effective time, each share of Holdco’s Class A common stock and Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time will be automatically converted into the right to receive the applicable portion of the Per Share Merger Consideration to be calculated in accordance with the Discounted Exchange Ratio.

In addition, at the first effective time:

•

each Holdco option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will be converted at the first effective time into an option to purchase a number of Amprius’ common stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Holdco’s common stock subject to such Holdco option immediately prior to the first effective time and (y) the Discounted Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Holdco option immediately prior to the first effective time divided by (B) the Discounted Exchange Ratio. Except as specifically provided above, following the first effective time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Holdco option immediately prior to the first effective time; and

•

each Holdco warrant issued and outstanding immediately prior to the first effective time will be canceled and automatically replaced, without any further action required on the part of the holder, with warrants representing the right to receive on a net exercise basis a number of shares of Amprius’ common stock equal to (x) the Discounted Exchange Ratio multiplied by the number of shares of Holdco’s Class A common stock underlying such Holdco warrant minus (y) the aggregate exercise price of such Holdco warrant divided by $8.71, rounded to the nearest whole share.

Based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”, it is expected that the total merger consideration will be comprised of 29,363,779 shares of Amprius common stock, 28,606,816 shares of Amprius non-voting common stock, options to purchase an aggregate of 7,025,652 shares of Amprius common stock and warrants to purchase an aggregate of 20,153 shares of Amprius common stock. For a more complete description of the treatment of the merger consideration, please see the section titled “The Merger Agreement” in this proxy statement/prospectus.

Conditions to the Completion of the Mergers (see page 108)

To consummate the mergers, Amprius’ stockholders must approve Proposal Nos. 1 and 2. The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for Proposal No. 1. The affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock is required for approval of Proposal No. 2. In addition, the affirmative vote of the holders of a majority of the Unaffiliated Shares is required to approve Proposal Nos. 1 and 2.

Additionally, Holdco’s stockholders must (i) adopt and approve the merger agreement and the transactions contemplated thereby (including the pre-closing conversion) by an affirmative vote and consent of the majority of the outstanding shares of each of (a) Holdco’s voting preferred stock and the non-voting preferred stock (voting as a single class and on an as-converted basis), (b) Holdco’s Series D-1 preferred stock and combined Series E preferred stock (voting as a single class and on an as-converted basis) and (c) Holdco’s combined Series C preferred stock (voting as a single class and on an as-converted basis) and (ii) after giving effect to the pre-closing conversion, approve and adopt the merger agreement and the transactions contemplated thereby (including the Conversion of Securities) by an affirmative vote and consent of the majority of the outstanding shares of each of (x) Holdco’s Class A common stock, (y) Holdco’s Class B common stock and (z) Holdco’s common stock.

In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the merger agreement, as described under the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” must be satisfied or waived.

Change in Board Recommendation (see page 111)

At any time prior to the proper approval of Proposal Nos. 1 and 2 at the Amprius special meeting, the Amprius Board may withdraw or modify (or propose to withdraw or modify) its recommendation that Amprius’ stockholders vote “FOR” Proposal Nos. 1 and 2 in connection with exercise of its fiduciary duties in the case of certain intervening events.

Termination of the Merger Agreement (see page 113)

Either Amprius or Holdco can terminate the merger agreement under certain circumstances, which would prevent the mergers from being consummated.

Lock-up Restrictions (see page 185)

Under the merger agreement, all shares of Amprius common stock and non-voting common stock issued in connection with the mergers, as well as any shares issued in respect of options or warrants received under the merger agreement, will be subject to the lock-up terms substantially consistent with those in the existing lock-up arrangements applicable to the shares of Amprius common stock owned by Holdco, as set forth in the proposed amended and restated bylaws of Amprius to be adopted in connection with the mergers, which we refer to as the “proposed bylaws,” which expire upon the earlier of (i) September 14, 2023 and (ii) the date on which the closing price per share of Amprius common stock for any 20 trading days within any 30 consecutive trading day period is at least $12.50.

Support Agreements (see page 116)

Holdco is party to the Amprius Support Agreement, pursuant to which, among other things, Holdco has agreed to vote in favor of the approval and adoption of the merger agreement, the proposed charter, the mergers and the other transactions at the time specified therein.

In connection with the execution of the merger agreement, certain stockholders of Holdco entered into the Stockholder Support Agreement, which stockholders collectively own approximately (i) (a) 78% of Holdco’s voting preferred stock and the non-voting preferred stock (voting as a single class and on an as-converted basis), (b) 72% of Holdco’s Series D-1 preferred stock and combined Series E preferred stock (voting as a single class and on an as-converted basis) and (c) 96% of Holdco’s combined Series C preferred stock (voting as a single class and on an as-converted basis) and (ii) after giving effect to the pre-closing conversion, (x) 67% of Holdco’s Class A common stock, (y) 85% of Holdco’s Class B common stock and (z) 76% of Holdco’s common stock. The Stockholder Support Agreement provides, among other things, that the Holdco stockholders party thereto will (i) vote or act by written consent in favor of the approval and adoption of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the pre-closing conversion (including without limitation by executing the Holdco written consent) and (ii) vote against, and withhold consent with respect to, approval of any proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action, made in opposition to, in competition with or inconsistent with, the merger agreement, the mergers or the other transactions contemplated by the merger agreement.

The Amprius Support Agreement prohibits transfers of Amprius capital stock, except for certain permitted transfers including (i) pursuant to the merger agreement, (ii) to another stockholder of Amprius that is or becomes a party to the Amprius Support Agreement and is bound by the terms and obligations thereof and (iii) certain instances where the transferee agrees to become a party to the Amprius Support Agreement. The Stockholder Support Agreement prohibits transfers of Holdco capital stock, except for certain permitted transfers including (i) pursuant to the merger agreement, (ii) to another stockholder of Holdco that is or becomes a party to the Stockholder Support Agreement and is bound by the terms and obligations thereof and (iii) certain instances where the transferee agrees to become a party to the Stockholder Support Agreement.

Amendment to Registration Rights Agreement and Joinder (see page 116)

In connection with the execution of the merger agreement, as an inducement to certain Holdco stockholders’ willingness to enter into the Stockholder Support Agreement, on May 9, 2023, Amprius, Holdco and Kensington Capital Sponsor IV LLC, which is controlled by Justin Mirro, a member of the Amprius Board and the special committee, entered into Amendment No. 1 (the “Registration Rights Agreement Amendment”) to the Registration Rights Agreement, dated September 14, 2022 (the “Registration Rights Agreement”), by and among Amprius, Holdco and the Original Holder (as defined in the Registration Rights Agreement), which will expand the definition of Registrable Securities under the Registration Rights Agreement to include the shares of Amprius common stock issuable under the merger agreement and will modify certain provisions related to the piggyback registration rights provided in the Registration Rights Agreement, each of which will be effective upon the closing of the mergers. At the closing of the mergers, certain stockholders of Holdco, including entities affiliated with Mr. Dixon and Dr. Hsieh, will enter into a joinder to the Registration Rights Agreement with Amprius.

Management Prior to and Following the Mergers (see page 150)

In connection with the mergers, there will be no change to the executive officers or directors of Amprius. Following the closing of the mergers, Amprius’ executive officers and directors will continue to be as follows:

Name	Age(1)	Position
Dr. Kang Sun	68	President, Chief Executive Officer and Class III Director
Donald R. Dixon	75	Chair and Class III Director
Kathleen Ann Bayless	66	Class I Director
Dr. Wen Hsieh	50	Class I Director
Dr. Steven Chu	75	Class II Director
Justin Mirro	54	Class II Director
Sandra Wallach	58	Chief Financial Officer
Jonathan Bornstein	65	President of Amprius Lab
Dr. C. Ionel Stefan	50	Chief Technology Officer

(1)	Ages shown are as of May 1, 2023.

Interests of Certain Directors, Officers and Affiliates of Amprius and Holdco (see pages 88 and 92)

In considering the recommendation of the Amprius Board with respect to the issuance of common stock and non-voting common stock of Amprius pursuant to the merger agreement and the other matters to be acted upon by Amprius’ stockholders at the Amprius special meeting, Amprius’ stockholders should be aware that certain members of the Amprius Board and executive officers of Amprius have interests in the mergers that may be different from, or in addition to, interests they have as Amprius’ stockholders. In addition, certain members of the Holdco Board and executive officers of Holdco have interests in the mergers that may be different from, or in addition to, interests they have as Holdco’s stockholders.

Regulatory Approvals (see page 99)

In the United States, Amprius must comply with applicable federal and state securities laws and the rules and regulations of the NYSE in connection with the issuance of shares of Amprius’ common stock and non-voting common stock and the filing of this proxy statement/prospectus with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus is a part has not become effective and the applicable authorizations, approvals and consents have yet to be granted.

Anticipated Accounting Treatment (see page 102)

The mergers will be accounted for as an equity reorganization of Amprius under which the stockholders of Holdco become direct stockholders of Amprius. Pursuant to the merger agreement, Holdco stockholders will exchange their shares in Holdco for shares in Amprius. At the time of the mergers, it is expected that Holdco’s only material assets are the 65,515,552 shares of Amprius common stock and that Holdco has no material liabilities that would be required to be disclosed in its financial statements.

Appraisal Rights (see page 102)

Holders of Amprius’ common stock are not entitled to appraisal rights in connection with the mergers. Holdco’s stockholders are entitled to appraisal rights in connection with the mergers under Delaware law. For more information about such rights, see the provisions of Section 262 of the DGCL attached hereto as Annex E, and the section titled “The Mergers—Appraisal Rights” in this proxy statement/prospectus.

Impact of the Mergers on Amprius’ 2022 Equity Incentive Plan (see page 96)

The options assumed in connection with the mergers as described herein and the issuance of Amprius common stock in connection with the exercise of either of those options will not reduce the number of shares available for issuance under Amprius’ 2022 Equity Incentive Plan.

Comparison of Stockholder Rights (see page 186)

Both Amprius and Holdco are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the mergers are completed, Holdco’s stockholders will become stockholders of Amprius, and their rights will be governed by the DGCL, the proposed charter, set forth in Annex B to this proxy statement/prospectus, and the proposed bylaws, set forth in Annex C to this proxy statement/prospectus. The rights of Amprius’ stockholders contained in the proposed charter and proposed bylaws differ from the rights of Holdco’s stockholders under Holdco’s amended and restated certificate of incorporation and Holdco’s bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Amprius Stock and Holdco Stock” in this proxy statement/prospectus.

Historical Financial Data of Holdco and Pro Forma Combined Financial Information

This proxy statement/prospectus does not include historical financial data of Holdco or pro forma combined financial information. In January and February 2022, Holdco distributed its ownership in each of Berzelius, Apex and Amprius Energy to its stockholders. Thereafter, Holdco’s sole material asset was its interest in Amprius and Holdco has no material liabilities which would be required to be disclosed in its financial statements. As a result, neither historical financial data of Holdco nor pro forma combined financial information is being provided because such financial data is not meaningful to investors. We do not expect the mergers will have a material impact on the recognized assets, liabilities or equity in the financial statements of Amprius or on Amprius’ income statement.

SUMMARY RISK FACTORS

Risks Related to the Mergers

•	The mergers are subject to approval of the merger agreement by Amprius’ stockholders and Holdco’s stockholders. Failure to obtain these approvals would prevent the closing of the mergers.

•

Some Amprius and Holdco officers and directors have interests in the mergers that are different from the respective stockholders of Amprius and Holdco and that may influence them to support or approve the mergers.

•	There is no assurance that the efforts of the special committee to evaluate the fairness and effects of the mergers were sufficient.

•	The mergers will involve substantial costs.

•	Litigation relating to the mergers could require Amprius or Holdco to incur significant costs and suffer management distraction and could delay or enjoin the mergers.

•	In connection with the mergers, Amprius may be indirectly responsible for Holdco’s liabilities.

Risks Related to Amprius

Risks Related to Amprius’ Technology, Products and Manufacturing

•	If Amprius’ batteries fail to perform as expected, its ability to develop, market and sell its batteries would be adversely affected.

•	Amprius may not succeed in developing a new high-volume manufacturing line that meets its requirements for cell quality, yield, throughput and other performance metrics.

•	Amprius may not meet its manufacturing cost targets, which would limit the size of its market opportunities.

•

Amprius’ establishment of a volume manufacturing facility is subject to many risks, including, among others, risks relating to re-zoning, construction, permitting, delays, cost overruns, supply chain constraints, and operating in a new geographic area away from its current headquarters.

•	Amprius may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build its business successfully.

•	Amprius may encounter delays and technical obstacles in developing new battery products such as different cell formats to meet varied market requirements.

•	Certain components of Amprius’ batteries are hazardous and pose safety risks that may cause accidents in its manufacturing facility.

•	Amprius may be subject to financial and reputational risks due to product recalls and product liability claims, and Amprius could face substantial liabilities that exceed its resources.

Risks Related to Amprius’ Business and Industry

•

Amprius may not be able to accurately estimate the future supply and demand for its batteries, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Amprius fails to accurately predict its manufacturing requirements, Amprius could incur additional costs or experience delays.

•	The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than Amprius.

•

Amprius’ future sales opportunities depend in part on the growth of markets for battery-powered aviation applications. These applications may develop slower or at a size that is less than expected, to the extent they develop at all.

•	Developments in alternative technology or other fossil fuel alternatives may adversely affect the demand for Amprius’ battery products.

•	Amprius has pursued and may continue to pursue development agreements and other strategic alliances, which could have an adverse impact on its business if they are unsuccessful.

•	Amprius may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.

•	Amprius is an early stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•

Amprius has previously identified material weaknesses in its internal control over financial reporting. If Amprius is unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act of 2002, Amprius may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Amprius and materially and adversely affect its stock price, business and operating results.

•

A significant portion of Amprius’ business depends on sales to the public sector, and its failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on its business.

Risks Related to Intellectual Property

•	Amprius relies heavily on its intellectual property portfolio. If Amprius is unable to protect its intellectual property rights, its business and competitive position would be harmed.

•	Amprius may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Risks Related to Litigation and Regulatory Compliance

•

Amprius’ operations expose it to litigation, environmental and other legal compliance risks. Compliance with laws and regulations can be expensive, and Amprius’ failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on its business.

•

Amprius is or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject Amprius to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect Amprius’ business, results of operations, financial condition and reputation.

Risks Related to Ownership of Amprius’ Common Stock

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Sales of substantial amounts of Amprius’ common stock in the public markets, or the perception that such sales could occur, could cause the market price of Amprius’ common stock to drop significantly, even if its business is doing well.

Risks Related to Amprius’ Warrants

•	There is no guarantee that Amprius’ warrants will be in the money at the time they become exercisable, and they may expire worthless.

Risks Related to Holdco

•	The Amprius common stock to be issued pursuant to the mergers may be restricted from immediate resale, so the Holdco stockholders may not receive liquidity immediately following the mergers.

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Because the lack of a public market for Holdco’s capital stock makes it difficult to value Holdco’s capital stock, the stockholders of Holdco may receive shares of Amprius’ common stock and non-voting common stock in the mergers that have a value that is less than, or greater than, the fair market value of Holdco’s capital stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

Amprius is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” Amprius will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which it has more than $1.235 billion in annual revenues; the date it qualifies as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by Amprius of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of its initial public offering.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Amprius has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Amprius, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Amprius’ financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Amprius is also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Amprius will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of its common stock held by non-affiliates exceeds $250 million as of the prior June 30 or (ii) its annual revenue exceeded $100 million during such completed fiscal year and the market value of its common stock held by non-affiliates exceeds $700 million as of the prior June 30.

RISK FACTORS

The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with Amprius’ business because these risks may also affect the combined organization — these risks can be found under the heading “Risk Factors—Risks Related to Amprius” in this proxy statement/prospectus and in Amprius’ Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, and other documents Amprius has filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Risks Related to the Mergers

The mergers are subject to approval of the merger agreement by Amprius’ stockholders and Holdco’s stockholders. Failure to obtain these approvals would prevent the closing of the mergers.

Before the mergers can be completed, the stockholders of each of Amprius and Holdco must approve the merger agreement. The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for Proposal No. 1. The affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock is required for approval of Proposal No. 2. In addition, the affirmative vote of the holders of a majority of the Unaffiliated Shares is required to approve Proposal Nos. 1 and 2. Although Holdco is party to the Amprius Support Agreement, and certain stockholders of Holdco are party to the Stockholder Support Agreement, there can be no guarantee that the required stockholder approvals, in particular the Unaffiliated Stockholder vote, will be obtained. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the mergers. Any delay in completing the mergers may materially adversely affect the timing and benefits that are expected to be achieved from the mergers.

The mergers may be completed even though certain events occur prior to the closing that materially and adversely affect Amprius or Holdco.

The merger agreement does not provide Holdco with the ability to refuse to complete the mergers if there is a material adverse change with respect to the assets or business of Amprius, other than to the extent such adverse change also constitutes a breach of a representation or warranty made by Amprius in the merger agreement.

The merger agreement provides that Amprius may refuse to complete the mergers if there is any event, circumstance, change, development, effect or occurrence that, individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on the business, condition, assets, liabilities or operations of Holdco, or would prevent, materially delay or materially impede the performance by Holdco of its obligations under the merger agreement or the consummation of the mergers.

If changes occur that are adverse to Amprius or Holdco, and Amprius and Holdco still complete the mergers, the market price of the combined organization’s common stock may suffer. This in turn may reduce the benefits of the mergers to the stockholders of Amprius, Holdco or both.

Some Amprius and Holdco officers and directors have interests in the mergers that are different from the respective stockholders of Amprius and Holdco and that may influence them to support or approve the mergers.

Certain officers and directors of Amprius and Holdco participate in arrangements that provide them with interests in the mergers that are different from the interests of the respective stockholders of Amprius and

Holdco, including, among others, the continued service as an officer and/or director of the combined organization, continued indemnification, and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended. Certain directors and executive officers of Amprius own Holdco securities or options to purchase Holdco securities, certain directors of Amprius are also directors of Holdco, and Dr. Sun is the Chief Executive Officer of both Amprius and Holdco, although none of Amprius’ directors or executive officers have or share beneficial ownership with respect to any shares of Amprius common stock owned by Holdco.

In addition, all of Holdco’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the merger agreement. These interests, among others, may influence such executive officers and directors of Amprius and Holdco to support or approve the mergers. For more information concerning the interests of Amprius’ and Holdco’s executive officers and directors, see the sections titled “The Mergers—Interests of Amprius Directors and Executive Officers in the Mergers” and “The Mergers—Interests of Holdco Directors and Executive Officers in the Mergers.”

There is no assurance that the efforts of the special committee to evaluate the fairness and effects of the mergers were sufficient.

Because certain officers and directors of Amprius have interests in the mergers that are different from the interests of the respective stockholders of Amprius, a special committee of the Amprius Board, comprised of Justin Mirro, as the sole independent and disinterested director of Amprius, was created for the purpose of evaluating and negotiating the mergers and determining whether the merger agreement and the proposed mergers are in the best interests of Amprius. The special committee, which consulted with its financial and legal advisers, conducted a process to evaluate the proposed mergers and engaged in discussions and negotiations with Holdco and its advisers. Following the conclusion of this process and after receiving input from its financial and legal advisers, the special committee issued its recommendation for the Amprius Board to approve the mergers on the terms of the merger agreement, conditioned on the affirmative vote of the Unaffiliated Stockholders. Notwithstanding the foregoing, there can be no assurance that the efforts of the special committee in connection with the mergers were sufficient, nor can there be an assurance that the Unaffiliated Stockholder vote provides sufficient protection for the minority stockholders. There can be no assurance that the terms of the mergers are fair and in the best interests of Amprius and the Unaffiliated Stockholders, despite the recommendation of the special committee.

If the conditions to the mergers are not met, the mergers will not occur.

Even if the mergers are approved by the stockholders of Amprius and Holdco, specified conditions must be satisfied or waived to complete the mergers. For example, it is a condition to the mergers that Amprius obtain the affirmative vote of the holders of a majority of the Unaffiliated Shares. Satisfaction of this condition cannot be waived by the parties. These conditions are set forth in the merger agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Mergers” in this proxy statement/prospectus. Amprius cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the mergers will not occur or will be delayed, and Amprius and Holdco each may lose some or all of the intended benefits of the mergers.

The mergers will involve substantial costs.

Amprius and Holdco have incurred and expect to continue to incur substantial costs and expenses relating directly to the mergers, including fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the mergers are not completed, Amprius and Holdco will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

Litigation relating to the mergers could require Amprius or Holdco to incur significant costs and suffer management distraction and could delay or enjoin the mergers.

Amprius and Holdco could be subject to demands or litigation related to the mergers, whether or not the mergers are consummated. Regardless of the merits of any particular claim, such actions may create uncertainty relating to the mergers, or delay or enjoin the mergers, and responding to such actions could divert time, resources and management’s attention away from Amprius’ and/or Holdco’s business operations, as applicable.

In connection with the mergers, Amprius may be indirectly responsible for Holdco’s liabilities.

In connection with the mergers, Holdco will merge with and into a wholly owned subsidiary of Amprius, and Amprius may be indirectly responsible for Holdco’s liabilities. These liabilities could have a material adverse effect on Amprius’ business, financial condition and results of operations to the extent Amprius did not identify such liabilities or underestimated the scope of such liabilities.

In particular, Amprius and Holdco are party to a Tax Sharing Agreement, which applies to taxable periods prior to (and including) the closing of the Business Combination, which we refer to as a “Consolidated Return Year,” in which Holdco and Legacy Amprius were members of a U.S. federal consolidated group. Under the Tax Sharing Agreement with Holdco, Holdco generally would be required to indemnify us for the U.S. federal income tax liabilities of the U.S. federal consolidated group of which Holdco and Legacy Amprius were members (and any similar consolidated, combined or unitary tax group for state tax purposes) for any Consolidated Return Year. Because Holdco will merge with and into a wholly owned subsidiary of Amprius, Amprius will be responsible for any tax liabilities of Holdco, including the U.S. federal income tax liabilities of the U.S. federal consolidated group of which Holdco and Legacy Amprius were members (and any similar consolidated, combined or unitary tax group for state tax purposes) for any Consolidated Return Year. While Holdco and Amprius do not expect any tax liabilities of Holdco prior to or as a result of the mergers to be material, there is a risk that a taxing authority will disagree, in which case Amprius’ effective tax rate may increase.

If the mergers do not qualify as a tax-free “reorganization”, the mergers may be taxable event for holders of shares of Holdco capital stock.

The mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” There can be no assurance that the IRS will not challenge the intended tax treatment of the mergers and, if challenged, that a court would not sustain the IRS’s position. If the mergers do not qualify as a tax-free “reorganization” under Section 368(a) of the Code, then the mergers will be a taxable event for holders of Holdco capital stock. For more information on the material U.S. federal income tax consequences of the mergers, see “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers.”

Risks Related to Amprius

These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition, prospects and results of operations of Amprius. Unless the context otherwise requires, all references in this subsection “—Risks Related to Amprius” to “we,” “us” or “our” refer to Amprius.

Risks Related to Our Technology, Products and Manufacturing

If our batteries fail to perform as expected, our ability to develop, market and sell our batteries would be adversely affected.

Our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for certain applications and that may contain defects and errors, particularly when first introduced to such applications. Although our batteries undergo quality control testing prior to release for shipment, there can be no assurance that we will be able to detect and fix all defects prior to shipment, and nonconformances, defects or errors could occur or be present in batteries that we release for shipment to customers. If our batteries fail to perform as expected, our customers may delay deliveries, our customer may terminate orders or we may initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, financial condition, prospects and results of operations.

Our battery architecture is different from our peers’ and may behave differently in customer use applications, certain applications of which we have not yet evaluated. This could limit our ability to deliver to certain applications. In addition, our historical data on the performance and reliability of our batteries is limited, and therefore our batteries could fail unexpectedly in the field resulting in significant warranty costs or brand damage in the market. Further, the silicon anode structure of our battery is different from traditional lithium-ion batteries and therefore our batteries could be susceptible to different and unknown failure modes leading our batteries to fail and cause a safety event in the field. Such an event could result in the failure of our end customers’ product as well as the loss of life or property, resulting in severe financial penalties for us, including the loss of revenue, cancellation of supply contracts and the inability to win new business due to reputational damage in the market. In addition, some of our supply agreements require us to bear certain costs relating to recalls and replacements of end products when such recalls and replacements are due to defects of our battery products that are incorporated in such end products.

We may not succeed in developing a new high-volume manufacturing line that meets our requirements for cell quality, yield, throughput and other performance metrics. Additionally, assuming we are able to develop a high-volume manufacturing line, it may be unreliable, require regular and significant maintenance and could be capital and resource intensive to operate.

To date, we have manufactured on a kWh-scale capacity. Our ability to manufacture our batteries at scale depends on the successful development of an automated, high-volume manufacturing line for our silicon anode that meets our requirements for cell quality, throughput, yield, and other performance metrics. Currently, we do not have a manufacturing line capable of producing our silicon anode batteries at scale. As part of our manufacturing expansion plans, in addition to designing and building a GWh-scale manufacturing facility, we are in the process of developing an automated, high-volume manufacturing line.

Although we have received our first large-scale anode production machine, we are customizing the machine for our production processes and must then complete tuning and testing before the machine goes online for production purposes. There is no guarantee that the customization, development and implementation of this manufacturing line will be successful. In addition, there is no guarantee that we will be able to correspondingly expand our manufacturing capacity for other battery components following the installation and implementation of such large-scale anode production machine. We and our potential suppliers and other equipment vendors may encounter significant engineering challenges, performance issues, delays, unforeseen development costs and other obstacles in building the high-volume manufacturing line, and if we are not successful, or if we encounter significant delays, our business, financial condition, prospects and results of operations would be adversely affected.

In addition, in order for us to produce our batteries at scale and at a cost advantage, we must achieve levels of quality, throughput, and yield demonstrated for mature battery production. As we have not produced our batteries at scale, our ability to achieve such rates is untested and subject to significant constraints and uncertainties. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our batteries in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation costs, costs associated with commissioning of machines, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fires, seismic activity and natural disasters, and problems with equipment vendors. Should operational risks materialize, they may result in lower yield, which would negatively affect our revenue growth and profitability.

Additionally, the development of the manufacturing line will require us to make intensive capital expenditures before we are able to benefit from such development. The manufacturing line may also suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Further, unexpected equipment malfunctions may significantly affect the intended operational efficiency, thus materially and adversely affecting our business, financial condition, prospects and results of operations.

We may not meet our manufacturing cost targets, which would limit the size of our market opportunities.

We will require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to the expansion of our manufacturing capacity, development of our high-volume manufacturing line, raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs. Our profitability will not only depend on our ability to successfully market our batteries, but also our ability to control our costs. Some of the processes in the manufacturing of our silicon anodes require chemical vapor deposition (“CVD”), for which equipment is more costly than those involved in standard anode production techniques. If we are unable to cost efficiently design, manufacture, market, sell and distribute our batteries, our margins, profitability and prospects would be materially and adversely affected. We have not yet commenced high-volume production of our batteries, and any cost advantage for the production of our batteries at scale, compared to conventional lithium-ion batteries, will require us to manufacture at rates of cell quality, throughput, and yield demonstrated for mature batteries and battery material that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.

We rely on, and will continue to rely on, complex equipment for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on, and will continue to rely heavily on, complex equipment for our operations and the production of our batteries, which involves a significant degree of uncertainty and risk in terms of operational performance and costs. Our manufacturing equipment consists of many components, which may suffer unexpected malfunctions from time to time and may depend on repairs and spare parts to resume operations, which may not be available when needed. Problems with our manufacturing processes could result in the loss of manufacturing equipment, damage to manufacturing facilities, monetary losses, delays, unanticipated fluctuations in production and personal injury to or death of workers. Should these precautions be inadequate or an event be larger than expected, we could have significant equipment or facility damage that would impact our ability to deliver our battery products and require additional cash to recover. In addition, in some cases, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. Any of these operational problems, or a combination of them could have a material adverse effect on our cash flows, business, financial condition, prospects or results of operations.

Furthermore, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing processes more quickly than expected. Moreover, as we scale the commercial production of our batteries, our experience may cause us to discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations could be negatively impacted.

Our establishment of a volume manufacturing facility is subject to many risks, including, among others, risks relating to re-zoning, construction, permitting, delays, cost overruns, supply chain constraints, and operating in a new geographic area away from our current headquarters.

We currently operate only at a kWh-scale manufacturing capacity. As part of our manufacturing expansion plans, we are in the process of designing a GWh-scale manufacturing facility for our batteries, concurrently with the development of our high-volume manufacturing line for our silicon anode. We may not be successful in establishing our GWh-scale manufacturing facility. On April 15, 2023, we entered into a lease agreement for premises consisting of approximately 774,000 square feet of space located in Brighton, Colorado, and we are in the process of designing and building our GWh-scale manufacturing facility on these premises. The current zoning for this site does not allow for manufacturing our batteries. As such, the landlord is in the process of applying to re-zone the site for our planned development and use. While we expect the re-zoning to be completed by September 2023, the re-zoning application may not be approved and we may not be able to obtain the necessary licenses or permits for the manufacturing facility, which will delay the expected timing for our GWh-scale manufacturing facility. Until the re-zoning is complete, we will not be able to apply for permits required to repurpose the facility for manufacturing. Furthermore, if the re-zoning process is unsuccessful, we expect that we would terminate the lease in accordance with its terms and recommence our search for an alternate location for our expansion efforts, which will delay our operational timeline.

In addition, we will need to operate the manufacturing facility in a new geographic area away from our current headquarters. Our potential suppliers and other equipment vendors may also encounter delays, additional costs, and other obstacles in building our manufacturing line, which are currently unknown. Additionally, although we have tested and validated the performance of our products on one supplier’s platform, there is uncertainty as to whether our planned manufacturing line will be successful. If we fail to complete the construction in an efficient manner, or fail to recruit the required personnel and generally manage our growth effectively, large-scale production of our batteries could be curtailed or delayed.

Achieving capacity at commercial scale of high energy density lithium-ion batteries will require us to make significant and increasing capital expenditures to scale our production capacity and improve our supply chain processes. Further, because our silicon anode process requires different equipment than traditional anode manufacturing, our capital equipment costs are likely to be higher than equipment used for production of graphite anodes. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity. The actual costs and time to complete our silicon anode process may materially exceed such estimates, if we are able to at all. Even if we are successful in the establishment of the new facility, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, supply chain constraints, natural disasters, including earthquakes, fire, floods and typhoons, power failures, telecommunications failures, break-ins, war, riots, terrorist attacks and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy, or cause the loss or corruption of data or malfunctions of software or hardware, and have a material adverse effect on our business.

We may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build our business successfully.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, particularly technical talent, and as a relatively small company with key talent residing in a limited number of employees, our operations may be severely disrupted if we lost their services. In particular, we are highly dependent on the services of Dr. Kang Sun, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace.

If Dr. Sun or any other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business. As we build our brand and become better known, there is increased risk that competitors or other companies will seek to hire our personnel. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In addition, designing, building and operating our new manufacturing facility and large-scale production tools will require us to hire highly skilled personnel, including battery factory design and operations experts. There are currently a limited number of people with this experience in the United States. Recruiting and training skilled engineers, workers and other laborers will take significant cost and time, and an inability to do so timely or at all would inhibit the successful design, build-out and operation of the new manufacturing facility, thus negatively affecting our business and our results of operations.

Certain of our officers and members of the Amprius Board provide services to Holdco and other entities formerly affiliated with Holdco.

Certain of our officers and members of the Amprius Board provide services to Holdco. Also, Dr. Kang Sun, our Chief Executive Officer, serves on the boards of certain entities that were formerly affiliated with Holdco, including Apex and Berzelius. These entities are developing silicon composite based anodes, batteries and materials that could be competitive to (or components of products competitive to) the products being developed by the Company. In addition, we have purchased, and may continue to purchase raw materials, development materials and finished batteries from Berzelius and Apex. As a result, Dr. Sun could face potential conflicts in his duties to the Company and these other companies, and there could be potential conflicts of interests in our transactions with such entities. If such conflicts of interest are not resolved or result in decisions less favorable to our business or more favorable to the businesses of these other companies, our business and financial results may suffer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions” and “Certain Relationships and Related Party Transactions—Amprius and Holdco Transactions” for more information.

We may encounter delays and technical obstacles in developing new battery products such as different cell formats to meet varied market requirements.

Our customers often require unique battery configurations or custom designs for their products. Once we enter into contracts with customers to produce batteries for their products, we expect to tailor the design of our batteries specifically to the products that these customers manufacture. This development process requires not only substantial lead time between the commencement of design efforts for customized batteries and the commencement of volume shipments of the battery cells to the customer, but also the cooperation and assistance of the customer in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our battery products by the customers. Our ability to tailor our batteries to meet the needs of our customers is affected by whether we can, amongst other things:

•	receive and maintain necessary intellectual property protections;

•	obtain governmental approvals and registrations;

•	comply with governmental regulations;

•	further develop and refine our technology; and

•	anticipate customer needs and preferences successfully.

If we are unable to design and develop new battery products that meet our customers’ requirements, we may lose opportunities to obtain purchase orders, and our reputation and prospects may be damaged.

Certain components of our batteries are hazardous and pose safety risks that may cause accidents in our manufacturing facility. We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities that exceed our resources.

Due to the high energy density inherent in lithium-ion batteries, our batteries can pose certain safety risks, including the risk of fire. Accidents causing death or personal injury or property damage, can occur, and no high energy density battery will ever be 100% safe. For example, under certain abuse conditions, lithium-ion batteries can go into thermal runaway, which can result in fire. Although we incorporate safety procedures in the research, development, manufacture and transportation of batteries that are designed to minimize safety risks, the manufacture or use of our battery products may still cause accidents. Any accident, whether occurring at our manufacturing facilities or from the use of our battery products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage.

In addition, due to the harsh environments in which batteries are used—extremely low temperature and pressure, and combat for military applications—our batteries go through rigorous testing to ensure safe behavior under abuse-case conditions. Although such tests have been successful to date, we cannot assure you such tests will be successful in the future. If we have to make design changes to address any safety issues, we may have to delay or suspend our planned production, which could materially damage our brand, business, financial condition, prospects and results of operations.

Product liability claims, even those without merit or those that do not involve our battery products, could harm our business, financial condition, prospects and results of operations.

A successful product liability claim against us, resulting from safety issues or otherwise, could require us to pay a substantial monetary award. We may not be able to cover any substantial monetary judgment against us. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our battery products and could have a material adverse effect on our brand, business, financial condition, prospects and results of operations.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is limited historical basis for making judgments on the demand for our batteries and our ability to develop, manufacture, and deliver our battery products. Our customers’ final purchase orders may not be consistent with our estimates. If we overestimate our requirements, our suppliers may deliver excess inventory, which indirectly would increase our costs and result in unprofitable sales or write-offs. Given that our batteries are often customized to meet our customers’ specifications, they are susceptible to obsolescence due to their limited shelf life. Because we have no history of large-scale production, we may also be unable to forecast accurately the pace of manufacturing or the take-up of our battery products by our customers.

If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our battery products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of battery components in a timely manner, the delivery of our batteries to our potential customers could be delayed, which would harm our business, financial condition and results of operations. Producing additional battery products to make up for any shortages within a short time frame may be difficult, making us unable to fulfill the purchase orders, especially due to the customized nature of our batteries. In either case, our business, financial condition, prospects and results of operations may be adversely affected.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could negatively impact our business.

We rely on third-party suppliers for components necessary to develop and manufacture our batteries, including key supplies such as our silane gas, substrate foil, electrolytes, separators, and cathode materials. We face risks relating to the availability of these materials and components, including that we will be subject to demand shortages and supply chain challenges and generally may not have sufficient purchasing power to eliminate the risk of price increases for the raw materials and lines we need. For example, we expect to procure the silane gas needed for our manufacturing from one vendor, a global supplier of silane and silicon materials; however, we expect that they may not be able to supply the volume required for highly scaled production. We are also in the process of collaborating with other key suppliers but have not yet entered into agreements for the supply of scaled production quantities of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, high-volume production of our batteries will be delayed and we will not be able to meet our production timelines.

Separately, we may be subject to various supply chain requirements regarding, among other things, conflict minerals and labor practices. We may be required to incur substantial costs to comply with these requirements, which may include locating new suppliers to replace existing ones. We may not be able to find any new suppliers for certain raw materials or components required for our operations, or such suppliers may be unwilling or unable to provide us with products.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us. Substantial increases in the prices for our raw materials, or our inability to reduce our raw material costs as we scale, would negatively impact our prospects.

Any disruption in the supply of components or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our business, financial condition, prospects and results of operations.

We are actively monitoring the impacts of Russia’s invasion of Ukraine and continuing to assess its potential to adversely affect our business. Our business has not been directly impacted by this ongoing military conflict, as we have no assets or operations, and we have not purchased materials from, Russia, Belarus or Ukraine. To date, we have not experienced any material disruption in our business. Accordingly, we have not yet taken measures to mitigate potential adverse effects of such conflict. However, the length and outcome of Russia’s invasion of Ukraine is highly unpredictable. The conflict may continue to cause significant market and other disruptions, including significant volatility in commodity prices, supply of components and supply chain interruptions, which could materially and adversely affect our business, financial condition, prospects and results of operations.

Currency fluctuations, geopolitics, trade barriers, embargoes, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components for our batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could materially and adversely affect our business, financial condition, prospects and results of operations.

Risks Related to Our Business and Industry

The battery market is intensely competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than us. Our battery products must compete with advances in new battery chemistries and manufacturing methods as well as continued improvements in conventional batteries and battery anodes.

The battery market in which we compete continues to evolve rapidly and is highly competitive. To date, we have focused our efforts on our silicon anode technology, which is designed to outperform conventional lithium-ion battery technology and other battery technologies. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than us and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may make improvements in energy density faster than they have historically, continue to reduce cost and expand supply of conventional batteries and therefore reduce our energy density advantage and price premium, which would negatively impact the prospects for our business or negatively impact our ability to sell our battery products at a market-competitive price and with sufficient margins.

There are a number of companies seeking to develop alternative approaches to lithium-ion battery technology. We expect competition in battery technology to intensify. Developments in alternative technologies or improvements in batteries technology made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. If we fail to accurately predict and ensure that our battery technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our silicon anode technology, our business will be harmed.

We expect to commit significant resources to scale our battery manufacturing capacity and maintain a competitive position, and these commitments may be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business, financial condition and results of operations.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our battery products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding our production and sales performance compared with market expectations.

Our future sales opportunities depend in part on the growth of markets for battery-powered aviation applications. These applications may develop slower or at a size that is less than expected, to the extent they develop at all.

Our growth and future demand for our battery products is dependent in part upon the adoption by consumers of alternative fuel vehicles in general and battery-powered aviation applications in particular. The market for new energy vehicles is still evolving, characterized by changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors.

Market estimates and growth forecasts are also subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. For example, if the assumptions that we base our market forecasts on, including the continued development and availability of high performance batteries at a competitive price point, OEM investment in aircraft and software, consumer preference and, with respect to electric air transportation, regulatory approval and the requisite infrastructure, are incorrect, this expected growth may occur slower than expected, if it occurs at all. If the market for battery-powered applications in general does not develop as expected, or develops more slowly than expected, our business, financial condition, prospects and results of operations could be harmed.

Developments in alternative technology or other fossil fuel alternatives may adversely affect the demand for our battery products.

Significant developments in alternative technologies, such as fuel cell technology, advanced diesel, ethanol or natural gas, or breathing batteries, may materially and adversely affect our business, financial condition, prospects and results of operations in ways that we may not currently anticipate. Existing and other battery technologies, fuels or sources of energy may emerge as customers’ preferred alternatives to our battery products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative products, which could result in decreased revenue and adversely affect our prospects.

Our research and development efforts may not be sufficient to adapt to changes in alternative fuels or aviation and electric vehicle (“EV”) technology. As technologies evolve, we plan to develop more efficient manufacturing processes, and advanced battery chemistry, which may also negatively impact the adoption of our other battery products. However, we may not compete effectively with alternative systems if we are not able to develop, source and integrate the latest technology into our battery products.

We have pursued and may continue to pursue development agreements and other strategic alliances, which could have an adverse impact on our business if they are unsuccessful.

We have entered into development agreements and master supply agreements with certain of our customers, and may in the future enter into similar arrangements and development agreements with our customers, including with Airbus and the U.S. Army. While offering potential benefits, these strategic alliances with OEMs and others could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by our partners and costs of establishing and maintaining new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of our partners and, to the extent any of them suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with them. For example, if we rely on our partners’ manufacturing facilities, those operations would be outside of our control. We could experience delays if our partners do not meet agreed-upon timelines or experience capacity constraints, and in turn, we could lose customers and face reputational harm.

Our ability to grow will depend, in part, on our ability to contract with aviation and EV OEMs to incorporate our batteries in their products, which will require significant time and expense, and may not come to fruition.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to contract with aviation and EV OEMs. This process will require significant time and resources, especially for incorporation into EVs. For example, EV manufacturers frequently require several years of evaluation prior to incorporating new products, like our batteries, into their EVs. This evaluation process includes, among other things, extensive safety and abuse tests, performance tests and cost modeling. We have not begun this process with any EV manufacturers. Thus, our efforts to expand our manufacturing and sales to OEMs may not be successful, and may never result in products that achieve market acceptance, create additional revenue or become profitable, thus harming our business, financial condition, prospects and results of operations.

Our research and development efforts strive to create products that are on the cutting edge of technology and meeting the evolving requirements of our customers, but competition in our industry is high. To secure acceptance of our battery products, we must also constantly develop and introduce cost-effective, increasingly more scalable silicon anode batteries with enhanced functionality and performance to meet evolving industry standards. If we are unable to retain and grow our existing customer relationships, or convert early trial deployments into meaningful orders, our business, financial condition, prospects and results of operations could be materially adversely affected.

If existing customers do not make subsequent purchases from us or renew their contracts with us, our revenue could decline, and our results of operations would be adversely impacted.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is an important part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy.

For our customers who individually represent 10% or more of our revenue, three customers together accounted for 76% of our revenue during the three months ended March 31, 2023, three customers together accounted for 90% of our revenue during the three months ended March 31, 2022, four customers together accounted for 73% of our revenue during the year ended December 31, 2022 and two customers together accounted for 80% of our revenue during the year ended December 31, 2021. Certain of our customers, including customers that represent a significant portion of our business, have in the past reduced their spend with us or terminated their agreements with us, which has reduced our anticipated future cash receipts or revenue from these customers. It is not possible for us to predict the future level of demand from our larger customers for our battery products, and there can be no assurance that our existing customers will continue to purchase from us.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the use of our battery products depends on a number of factors, including general economic conditions, the functioning of our batteries, and our customers’ satisfaction with our battery products. If our efforts to expand within our existing customer base are not successful, our business may suffer.

We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.

We may need additional capital before we commence production at scale, and it may not be available on acceptable terms, if at all. For example, our capital budget assumes, among other things, that our development timeline progresses as planned and our corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described herein, and, as needed, that we are able to utilize the Committed Equity Financing (as defined below).

More specifically, we expect our capital expenditures and working capital requirements to increase materially in the near future, as we design our automated, high-volume manufacturing line and scale up production. Through this process, we expect our operating expenses will increase substantially on account of increased headcount and other general and administrative expenses necessary to support a rapidly growing company.

As a result, we may need to access the debt and equity capital markets, including through the Committed Equity Financing, to obtain additional financing in the future. However, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including:

•	market conditions;

•	the level of success with our current manufacturing capabilities;

•	our operating performance;

•	investor sentiment; and

•	our ability to incur additional debt in compliance with any agreements governing our then-outstanding debt.

Additionally, the sale of a substantial number of securities under our existing registration statements, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. See “ —Risks Related to Ownership of Our Common Stock—Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could cause the market price of our common stock to drop significantly, even if our business is doing well.”

Further, the military conflict between Russia and Ukraine, which began in February 2022, has had an adverse impact on the global economy and financial markets. Although our business has not been directly impacted by this ongoing military conflict, as we have no assets or operations, and we have not purchased materials from, Russia, Belarus or Ukraine, it is impossible to predict the extent to which our operations, or those of our customers, suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be material.

In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, references or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution. If we are unable to generate sufficient funds from operations, raise additional capital or access our existing funds, we may be forced to take actions to reduce our capital or operating expenditures, including by eliminating redundancies, or reducing or delaying our production facility expansions, which may adversely affect our business, financial condition, prospects and results of operations.

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to B. Riley Principal Capital II, LLC, or the actual gross proceeds resulting from those sales.

On September 27, 2022, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with B. Riley Principal Capital II, LLC (“BRPC II”), pursuant to which BRPC II committed to purchase up to $200.0 million of shares of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement (such transaction, the “Committed Equity Financing”). The shares of our common stock that may be issued under the Purchase Agreement may be sold by us to BRPC II at our discretion from time to time until January 1, 2025.

We generally have the right to control the timing and amount of any sales of our shares of common stock to BRPC II under the Purchase Agreement. Sales of our common stock, if any, to BRPC II under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to BRPC II all, some or none of the shares of our common stock that may be available for us to sell to BRPC II pursuant to the Purchase Agreement.

As consideration for BRPC II’s commitment to purchase shares of common stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, we issued 84,793 shares of common stock (such shares, the “Initial Commitment Shares”) to BRPC II. Upon our receipt of total aggregate gross cash proceeds equal to $100.0 million from BRPC II under the Purchase Agreement, we will issue 84,793 additional shares of common stock (collectively with the Initial Commitment Shares, the “Commitment Shares”) to BRPC II. Any shares of common stock issued in the Committed Equity Financing to BRPC II other than the Commitment Shares will be purchased by BRPC II at current market prices less a 3.0% fixed discount. Because the purchase price per share to be paid by BRPC II for the shares of common stock that we may elect to sell to BRPC II under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock at the time we elect to sell shares to BRPC II pursuant to the Purchase Agreement, if any, it is not possible for us to predict, prior to any such sales, the number of shares of common stock that we will sell to BRPC II under the Purchase Agreement, the purchase price per share that BRPC II will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by BRPC II under the Purchase Agreement.

Although the Purchase Agreement provides that we may sell up to an additional $197.6 million of our common stock to BRPC II, only 16,409,222 shares of our common stock were registered for resale under a registration statement on Form S-1, which we refer to as the “Committed Equity Registration Statement,” filed with the SEC on September 30, 2022 and declared effective by the SEC on December 27, 2022, as amended by Post-Effective Amendment No. 1. If it becomes necessary for us to issue and sell to BRPC II under the Purchase Agreement more than the 16,825,366 shares being registered for resale under the Committed Equity Registration Statement in order to receive aggregate gross proceeds equal to $200.0 million under the Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by BRPC II of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective before we may elect to sell any additional shares of our common stock to BRPC II under the Purchase Agreement.

Under the applicable rules of the NYSE, in no event may we issue to BRPC II under the Purchase Agreement more than 16,825,366 shares of common stock, which number of shares is equal to 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement (such cap, the “Exchange Cap”), unless we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with the applicable NYSE rules. The Exchange Cap is not applicable to issuances and sales of common stock pursuant to VWAP Purchases (as defined in the Purchase Agreement) and Intraday VWAP Purchases (as defined in the Purchase Agreement) that we may effect pursuant to the Purchase Agreement, to the extent such shares of common stock are sold in such VWAP Purchases and Intraday VWAP Purchases (as applicable) at a price equal to or in excess of the applicable “minimum price” (as defined in the applicable listing rules of the NYSE) of the common stock, calculated at the time such VWAP Purchases and Intraday VWAP Purchases (as applicable) are effected by us under the Purchase Agreement, if any, as adjusted to take into account our issuance of the Commitment Shares to BRPC II and our reimbursement of a certain amount of BRPC II’s legal fees and expenses. Moreover, we may not issue or sell any shares of common stock to BRPC II under the Purchase Agreement that, when aggregated with all other shares of common stock then beneficially owned by BRPC II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and Rule 13d-3 thereunder), would result in BRPC II beneficially owning more than 4.99% of the outstanding shares of common stock.

Any issuance and sale by us under the Purchase Agreement of a substantial number of shares of common stock in addition to the 16,409,222 shares of common stock that were registered for resale by BRPC II under the Committed Equity Registration Statement could cause additional substantial dilution to our stockholders. The number of shares of our common stock ultimately offered for sale by BRPC II is dependent upon the number of shares of common stock, if any, we ultimately elect to sell to BRPC II under the Purchase Agreement.

Our future growth and success depend in part on our ability to grow our customer base and effectively sell to a wide variety of customers.

Our potential customers are manufacturers of products that tend to be large enterprises or governmental agencies. Therefore, our future success will depend on our ability to grow our customer base and effectively sell to a wide variety of customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

In addition, if we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to develop high quality products at scale, or introduce new products, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

Our business model has yet to be tested and any failure to realize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

There is additional risk associated with new enterprises like Amprius, that are encountering new challenges and issues for the first time, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital requirements of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our business, financial condition, prospects and results of operations could be materially affected.

We are an early stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred significant operating losses since our inception. We incurred net losses of $9.1 million and $2.9 million during the three months ended March 31, 2023 and 2022, respectively, and net losses of $17.3 million and $9.9 million during the years ended December 31, 2022 and 2021, respectively. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin scaled production of our batteries.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things: continue to incur significant expenses in connection with building out our high-volume manufacturing facility and manufacturing line; endeavor to hire the experienced scientific, quality-control, and manufacturing personnel needed to operate our scaled manufacturing processes; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure;

and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

If we fail to effectively manage our future personnel growth, we may not be able to market and sell our batteries successfully.

Our future success depends upon our ability to grow, and if we are unable to manage our personnel growth effectively, we may incur unexpected expenses and be unable to meet our eventual customers’ requirements, all of which could materially adversely affect our business, financial condition, prospects and results of operations. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our infrastructure, financial and accounting systems, and controls. We must also attract, train and retain a significant number of scientists, engineers, sales and marketing personnel, technical and manufacturing personnel, and management personnel, and the availability of such personnel may be constrained. For more information, see “ —Risks Related to Our Technology, Products and Manufacturing—We may not succeed in retaining and attracting key employees, particularly technical talent, needed to operate and build our business successfully.”

As we continue to grow, including from the integration of employees and businesses acquired in connection with future acquisitions, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our profitability and our ability to retain and recruit qualified personnel who are essential for our future success. If we do not effectively manage our growth, we may not be able to execute on our growth plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or manufacture high-quality battery products. Additionally, we may not be able to expand and upgrade our infrastructure to accommodate future growth.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations; result in weaknesses in our infrastructure, systems or controls; give rise to operational mistakes, financial losses, loss of productivity or business opportunities; and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures, which may lower our earnings, and may divert financial resources from other projects such as the development of new products and services. If we are unable to manage our growth effectively, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic and/or any other pandemic.

We face various risks related to epidemics, pandemics and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. If a significant portion of our workforce is unable to work due to COVID-19 illness, quarantine or other government restrictions in connection with COVID-19, our operations may be negatively impacted. The spread of COVID-19 has also impacted our potential customers and suppliers by disrupting the manufacturing, delivery and overall supply chain of battery and device manufacturers. As a result, the effects of the COVID-19 pandemic could impact the availability of materials and resources necessary for our operations.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. For example, some employees at our headquarters located in Fremont, California were subject to a stay-at-home order from the state government for a period of time. These measures have and may continue to adversely impact our employees and operations and the operations of our suppliers, vendors and business partners, and may negatively impact our sales and marketing activities. In addition, various aspects of our business cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and could adversely affect our future manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic continues to impact our business, financial condition, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any economic recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

Certain members of our management do not have experience in operating a public company.

Certain of our executive officers do not have experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our recent transition to being a public company due to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the policies, practices or internal controls over financial reporting required of public companies in the United States. As a result, we may be required to pay higher outside legal, accounting or consulting costs than our competitors, and our management team members may have to devote a higher proportion of their time to issues relating to compliance with the laws applicable to public companies, both of which might put us at a disadvantage relative to competitors.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, financial condition and results of operations.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions, including Silicon Valley Bank, in excess of the Federal Deposit Insurance Corporation insurance limit. Silicon Valley Bank’s temporary failure to return certain of our deposits briefly impacted access to our invested cash or cash equivalents, and a similar failure of a depository institution to return these deposits, or if a depository institution is subject to other adverse conditions in the financial or credit markets, could further impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

We have previously identified material weaknesses in our internal controls over financial reporting. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act of 2002, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.

Effective internal controls over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the audit of our financial statements for the years ended December 31, 2022 and 2021, we identified two material weaknesses in our internal control over financial reporting that have not been remediated as of March 31, 2023. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness was related to not designing or maintaining an effective control environment specific to the areas of our financial reporting and close process, including ineffective review, analysis and approval of journal entries and ineffective review of monthly financial statements. The second material weakness was related to inadequate segregation of incompatible duties due to the small size of our accounting and finance team.

In order to address these identified material weaknesses, we are in the process of increasing resources within our finance department, including the expansion of our accounting, control and compliance functions to develop and implement continued improvements and enhancements to address the overall deficiencies that led to the material weaknesses. Our management believes that these actions will enable us to address the material weaknesses that were identified in a timely manner and maintain a properly designed and effective system of internal control over financial reporting and provide appropriate segregation of duties. However, these remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. We cannot assure you that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate our current material weaknesses or any material weaknesses in the future, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

In addition, it is possible that control deficiencies could be identified by our management, by our independent registered public accounting firm in the future or may occur without being identified. Such a failure could result in regulatory scrutiny and cause investors to lose confidence in our reported financial condition, lead to a default under future indebtedness and otherwise have a material adverse effect on our business, financial condition, cash flow or results of operations.

As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as the “Sarbanes-Oxley Act,” to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for annual reports on Form 10-K that we file with the SEC beginning with our Annual Report on Form 10-K for the year ending December 31, 2023. Future assessments will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Eventually, it is possible that our independent registered public accounting firm will also be required to audit the effectiveness of our internal control over financial reporting in future annual reports on Form 10-K to be filed with the SEC. We are required to disclose changes made in our internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. We have begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our ability to utilize our net operating losses (“NOLs”), tax credit carryforwards, and certain other tax attributes to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards, or NOLs, and certain other pre-change tax attributes to offset future taxable income. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If Legacy Amprius experienced an ownership change at any time since its incorporation, we may already be subject to limitations on our ability to utilize Legacy Amprius’ existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. Further, the NOLs and other tax attributes of Holdco may also be subject to limitation on use. As a result, even if we earn net taxable income in the future, our ability to use our, Holdco’s or Legacy Amprius’ pre-change NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us. Accordingly, our existing NOLs and other tax attributes may not be available to offset future income tax liabilities.

There is also a risk that changes in law or regulatory changes, including suspensions on the use of net operating losses, tax credits, and other tax attributes, possibly with retroactive effect, may result in our, Holdco’s and Legacy Amprius’ existing net operating losses, tax credits, or other tax attributes expiring or otherwise being unavailable to offset future income tax liabilities. Also, starting in fiscal year 2022, the Tax Cuts and Jobs Act requires taxpayers to capitalize research and development expenditures and to amortize domestic expenditures over five years and foreign expenditures over 15 years, which may result in the acceleration of future taxable income (and associated income tax liabilities) for us and reduce our cash flows.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, prospects and results of operations.

We currently, and expect to continue to, benefit from certain government subsidies and economic incentives including tax credits, rebates and other incentives that support the development and adoption of clean energy technology. For example, the Inflation Reduction Act of 2022 introduced or extended a number of tax credits to promote clean energy development. We cannot assure you that we will be able to benefit from such programs or that these subsidies and incentive programs will be available to us at the same or comparable levels in the future.

We have received commitments of state and local incentive packages providing approximately $10.0 million in tax incentives relating to our design and buildout of a, GWh-scale facility in Brighton, Colorado. Specifically, the Colorado Economic Development Commission approved up to an approximately $5.5 million in

Job Growth Incentive Tax Credits for us, over an eight-year period, which are contingent upon us meeting net new job creation and salary requirements. The City of Brighton also approved incentives with a total estimated value of $0.9 million, including a five-year property tax rebate of 100% and a 50% rebate on the city’s use tax collected on construction materials. In addition, the Adams County Regional Economic Partnership approved incentives in the form of tax abatement with performance-based contingencies. If our development timeline is delayed or we are not able to achieve the performance-based goals set for the incentives, we may not receive any funding or benefits from the state and local governments of Colorado.

Further, government incentives are subject to uncertainties and may be discontinued at any time. In October 2022, we were awarded a $50.0 million cost sharing grant from the United States Department of Energy, which we refer to as the “U.S. DOE.” The cost sharing grant was dependent on the successful negotiation of a final contract. In June 2023, the Company and the U.S. DOE mutually agreed to discontinue the negotiation of the cost sharing contract.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, or the reduced need for such subsidies and incentives due to the perceived success of clean and renewable energy products or other reasons, or our loss of any grants or incentives, may require us to seek additional financing, which may not be obtainable on commercially attractive terms or at all, and may result in the diminished competitiveness of the battery cell industry generally or our silicon anode battery cells in particular. Any change in the level of subsidies and incentives from which we benefit could materially and adversely affect our business, financial condition, prospects and results of operations.

A significant portion of our business depends on sales to the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector could have a material adverse effect on our business.

We currently rely on U.S. government contracts (as a prime contractor or subcontractor) for a material portion of our revenue and to partially fund our research and development activities, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts.

Sales to government agencies are subject to a number of challenges and risks. Selling to government agencies can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, which provide public sector customers rights, many of which are not typically found in commercial contracts.

Accordingly, our business, financial condition, prospects and results of operations may be adversely affected by certain events or activities, including, but not limited to:

•	changes in fiscal or contracting policies or decreases in available government funding;

•	changes in government programs or applicable requirements;

•

changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

•

appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers; and

•	increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as performance failures of our subcontractors.

Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from purchasing our battery products in the future, reduce the size or payment amounts of purchases from existing or new government customers, or otherwise have an adverse effect on our business, financial condition, prospects and results of operations.

Government contracts often also contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

•	terminate existing contracts for convenience;

•	reduce orders under or otherwise modify contracts;

•

for contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

•

for some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	decline to exercise an option to renew a multi-year contract;

•

claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest;

•	suspend or debar us from doing business with the applicable government; and

•	control or prohibit the export of our battery products and technology.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. Current and new regulations or procurement requirements (including, for example regulations regarding counterfeit and corrupt parts, supply chain diligence, mandatory socioeconomic compliance requirements and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. Failure to comply with government contracting laws, regulations and contract requirements, or adverse findings from a government audit or investigation can lead to criminal, civil or administrative proceedings (including pursuant to the False Claims Act), termination of contracts, forfeiture of profits, suspension of payments, adverse media coverage, fines and suspension or debarment from doing business with U.S. government agencies, all of which may have an adverse effect on our reputation, business, financial condition, prospects and results of operations.

Our technology and our website, systems, and data we maintain may be subject to intentional disruption, security breaches and other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales. We may be required to expend significant resources to continue to modify or enhance our protective measures to detect, investigate and remediate vulnerabilities to security breaches and incidents. Any actual or alleged failure to comply with applicable cybersecurity or data privacy legislation or regulation could have a material adverse effect on our business, reputation, results of operations or financial condition.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. We also anticipate receiving and storing confidential business information of our partners and customers. Advances in technology, an increased level of sophistication and expertise of hackers, and new discoveries in the field of cryptography can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. We may be a target for attacks designed to disrupt our operations or to attempt to gain access to our systems or to data that we possess, including proprietary information that we obtain from our partners pursuant to our agreements with them. We also are at risk for interruptions, outages and breaches of our and our outsourced service providers’ operational systems and security systems, our integrated software and technology, and data that we or our third-party service providers process or possess. These may be caused by, among other causes, physical theft, viruses, or other malicious code, denial or degradation of service attacks, ransomware, social engineering schemes, and insider theft or misuse. We have suffered security incidents in the past. In December 2021, we experienced a ransomware incident and notified certain employees of such incident. The security risks we and our outsourced service providers face could also be elevated in connection with the Russian invasion of Ukraine, as we and our outsourced service providers are vulnerable to a heightened risk of cyberattacks from or affiliated with nation-state actors, including retaliatory attacks from Chinese or Russian actors against U.S.-based companies.

The availability and effectiveness of our silicon anode technology and our ability to conduct our business and operations depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems we currently use or may use in the future in conducting our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security breaches and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We currently use, and may use in the future, outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Our ability to monitor our outsourced service providers’ security measures is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of personal, confidential, or other data, including data relating to individuals. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service and may adversely affect our reputation, business, financial condition, prospects and results of operations.

Significant capital and other resources may be required in efforts to protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In particular, ransomware attacks have become more prevalent in the industrial sector, which could materially and adversely affect our ability to operate and may result in significant expense.

In addition, we may face increased compliance burdens regarding such requirements with regulators and customers regarding our battery products and also incur additional costs for oversight and monitoring of our supply chain. These additional compliance and logistical burdens are attenuated through our international partnerships. We also cannot be certain that these systems, networks, and other infrastructure or technology upon which we rely, including those of our third-party suppliers or service providers, will be effectively implemented, maintained or expanded as planned, or will be free from bugs, defects, errors, vulnerabilities, viruses, ransomware, or other malicious code. We may be required to expend significant resources to make corrections or to remediate issues that are identified or to find alternative sources.

Any failure or perceived failure by us or our service providers to prevent information security breaches or other security incidents or system disruptions, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release or transfer of, our information, or any personal information, confidential information, or other data could result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional tools, devices, policies, and other measures designed to prevent actual or perceived security breaches and other incidents and system disruptions. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, and otherwise address the incident or breach and its root cause, and most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data.

Further, we cannot assure that any limitations of liability provisions in our current or future contracts that may be applicable would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover claims related to a security breach or incident, or that the insurer will not deny coverage as to any future claim. The successful assertion of claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our reputation, financial condition, and results of operations.

Additionally, laws, regulations, and other actual and potential obligations relating to privacy, data hosting and other processing of data, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs. Further, these laws, regulations, and other obligations are complex and evolving rapidly, and we cannot provide assurance that we will not be subject to claims, allegations, or other proceedings related to actual or alleged obligations relating to privacy, data protection, or data security. It is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. We anticipate needing to dedicate substantial resources to comply with laws, regulations, and other obligations relating to privacy and data security in order to comply. Any failure or alleged or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on our business, financial condition, prospects and results of operations.

UBS Securities LLC (“UBS”), one of the underwriters in the IPO, was to be compensated, in part, on a deferred basis for already-rendered underwriting services in connection with the IPO, yet UBS gratuitously, and without any consideration from Kensington, waived such compensation. As a result, UBS disclaims any responsibility for Amprius’ registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the Business Combination and will not be associated with the disclosure or underlying business analysis related to the Business Combination.

UBS acted as an underwriter in the IPO. The underwriters in the IPO received an underwriting discount of $0.20 per unit, or $4.6 million in the aggregate, upon the closing of the IPO. Subject to certain limitations, an additional fee of $0.18 per unit, or approximately $4.0 million in the aggregate, was agreed to be paid to the underwriters for deferred underwriting commissions at the consummation of the Business Combination. Prior to the consummation of the Business Combination, on September 6, 2022, UBS sent Kensington a letter stating that it is resigning, and is ceasing and refusing to act, as an underwriter in connection with the Business Combination and the related registration statement on Form S-4. In addition, following the delivery of such resignation letter, UBS gratuitously, and without any consideration from Kensington, waived its claim to the deferred underwriting commission, despite having performed all of its obligations to obtain the fee upon closing of the Business Combination. UBS did not communicate to Kensington its reasons for its resignation or waiving the deferred underwriting commission, and Kensington did not correspond with UBS about the reasons for its resignation or waiver.

Amprius does not currently have any ongoing relationship with UBS. UBS was not involved in the preparation of any disclosure included in Amprius’ proxy statement/prospectus filed with the SEC on September 1, 2022 relating to the Business Combination. Further, UBS did not assist in the preparation or review of any materials for Kensington or Legacy Amprius in connection with the Business Combination and did not participate in any other aspect of the Business Combination. As such, the resignation by UBS did not impact Kensington’s evaluation of the Business Combination. However, investors should be aware that a fee waiver for services already rendered is unusual. As a result of such resignation, UBS disclaims any responsibility for Amprius’ registration statement on Form S-4 and the related proxy statement/prospectus filed in connection with the Business Combination and will not be associated with the disclosure or underlying business analysis related to the Business Combination. You should not put any reliance on the fact that UBS was previously involved with any aspect of the Business Combination.

Risks Related to Intellectual Property

We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of various intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as contractual protections afforded by license agreements and other agreements, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may, without proper authorization, attempt to copy or otherwise obtain and use our intellectual property or be able to design around our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be adequate, sufficient, or effective. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. Moreover, certain proprietary technology that is stored on computer systems could be penetrated by intruders and potentially misappropriated. There is no guarantee that our efforts to protect our computer systems will be effective. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Further, we have not established our intellectual property rights in all countries in the world, and competitors may copy our designs and technology and operate in countries in which we have not protected our intellectual property. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, and competitors’ ability to design around our intellectual property would enable competitors to offer similar or better batteries, in each case potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which, would adversely affect our business, financial condition, prospects and results of operations.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, distribute, or sell our battery products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that such third parties’ applications do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement by our battery products of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our batteries.

We have in the past experienced infringement claims from non-practicing organizations (sometimes referred to as “patent trolls”) filing lawsuits for patent infringement. For example, in December 2020, we settled a patent infringement case against us and agreed to make licensing payments in connection with such settlement. We may be subject to additional infringement claims in the future, and even if we believe such claims are without merit, such claims are time-consuming, expensive to litigate or settle and can divert management’s resources and attention. An adverse determination could require that we pay damages, which could be substantial, or stop using technologies found to be in violation of a third-party’s rights and could prevent us from selling our batteries. In order to avoid these restrictions, we may have to seek a license for the technology. Any such license may not be available on reasonable terms or at all, could require us to pay significant royalties and may significantly increase our operating expenses or otherwise seriously harm our business or operating results.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, financial condition, prospects and results of operations could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our batteries.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The registration of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and is and will be developing our technology. In addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than what the United States provides. In addition, the claims under any patents that issued to us may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar or limit us from licensing, exploiting, or enforcing any patents issued to us. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that it needs to license or design around, either of which would increase costs and may adversely affect our business, financial condition, prospects and results of operations.

We may obtain licenses on technology that has not been commercialized or has been commercialized only to a limited extent, and the success of our business may be adversely affected if such technology does not perform as expected.

From time to time, we may license from third parties, technologies that have not been commercialized or which have been commercialized only to a limited extent. These technologies may not perform as expected within our silicon anode battery cells and related products. If the cost, performance characteristics, manufacturing process or other specifications of these licensed technologies fall short of our targets, our expected sales, costs, time to market, competitive advantage, future product pricing and potential operating margins may be adversely affected.

Risks Related to Litigation and Regulatory Compliance

Our operations expose us to litigation, environmental and other legal compliance risks. Compliance with laws and regulations can be expensive, and our failure to comply with these laws and regulations may result in monetary damages and fines, adverse publicity and a material adverse effect on our business.

We are subject to a variety of litigation, environmental, health and safety, investment screening and national security laws, and other legal compliance risks. These risks include, among other things, possible liability relating to product liability matters, personal injuries, intellectual property rights, contract-related claims, health and safety liabilities, employment-related liabilities, environmental matters, investment screening and national security laws, and compliance with U.S. and foreign laws, competition laws and laws governing improper business practices.

Our operations in the United States are subject to numerous environmental laws and regulations, including federal, state and local laws and regulations relating to, among other things: water; natural resources; discharges; emissions; chemicals; solid and hazardous waste storage, treatment and disposal; remediation of releases of hazardous materials; and contamination. Compliance with these laws can be difficult and costly. For example, battery life cycle management regulations and regulations governing the transport of batteries may impose substantial requirements on our operations in the United States. Our operations may be required to obtain and comply with environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial liabilities, including fines, penalties, the suspension or loss of permits, and possibly orders to cease the non-compliant operations. Our manufacturing process will have hazards such as, but not limited to, hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or manufacturing components, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our brand, finances or ability to operate.

As a business with international reach, we are subject to complex laws and regulations, including investment screening laws, in jurisdictions in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

Changes in environmental and climate laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in manufacturing designs, subject us to additional costs and restrictions, including increased energy and raw materials costs, and could increase environmental compliance expenditures. We are subject to various environmental laws and regulations on air emission, waste water discharge, solid waste, noise and the disposal of hazardous materials. Cobalt and lithium are toxic materials that are important raw materials in our batteries. We also use, generate and discharge other toxic, volatile and hazardous chemicals and wastes in our research, development and manufacturing activities. Under U.S. environmental regulations, we are required to maintain the pollutant emission levels at the facility within the levels prescribed by the relevant governmental authorities and obtain a pollution discharge permit for water and air emissions. Future changes to environmental laws or permit requirements could require us to install new control equipment or otherwise change operations in order to comply with any such change in laws or permit requirements. In addition, certain laws and regulations require enterprises like us that generate hazardous wastes to engage companies which are licensed and qualified to process the hazardous wastes, and to collect, store, dispose of and transfer the hazardous waste.

If we fail to comply with national and local environmental protection laws and regulations, the relevant governmental authorities may impose fines or deadlines to cure instances of noncompliance, and may even order us to cease operations if we fail to comply with their requirements. In particular, any breach by us in connection with requirements relating to the handling of hazardous wastes may subject us to monetary damages and fines. In addition, if any third party suffers any loss as a result of our pollutant emission practices, our improper handling of hazardous wastes or our noncompliance with environmental regulations, such third parties may seek damages from us.

We cannot assure you that we will be able to comply with all environmental laws and regulations at all times as the environmental legal regime is evolving and becoming more stringent, especially in the United States. Therefore, if these or other governments where we do business impose more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspect or cause any loss to any third parties due to our pollutant emission practices, improper handling of hazardous wastes or other environmental noncompliance, we may suffer from negative publicity and may be required to pay substantial fines, pay damages to such third parties, or suspend or even cease operations, all of which may materially and adversely affect our business, financial condition, prospects and results of operations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

We may be subject to review and enforcement actions under domestic and foreign laws that screen investments and to other national-security-related laws and regulations. In certain jurisdictions, these legal and regulatory requirements may be more stringent than in the United States and may impact battery companies more specifically. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors.

We are subject to a variety of laws and regulations related to the safety and transportation of our batteries. Our failure to comply with these laws and regulations may have a material adverse effect on our business and results of operations.

Many federal, state and local authorities require certification by Underwriters Laboratory, Inc., an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing battery cells. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our batteries may not meet the specifications required by these authorities. A determination that any of our battery products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

In addition, lithium batteries have been identified as a Class 9 dangerous good during transport. To be safely transported (by air, sea, rail or roadways), they must meet various international, national, state and local regulations, including, for example, the provisions laid out in United Nations standard UN 38.3. This standard applies to batteries transported either on their own or installed in a device. UN 38.3 has been adopted by regulators and competent authorities around the world, thus making it a requirement for global market access. Our failure to manage the transportation of our batteries could subject us to increased costs or future liabilities.

Failure to comply with certain health and production safety laws and regulations governing hazardous materials could materially adversely affect our business and results of operations.

In the sourcing of our battery products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials. As a result, we are subject to extensive and evolving health and production safety laws and regulations governing, among other things: the health of our employees and safety production requirements regarding the generation, handling, storage, use and transportation of hazardous materials. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with the relevant permits, could result in fines, criminal charges or other sanctions by regulators. Furthermore, we may be ordered to rectify a noncompliance within a stipulated deadline; and if we fail to do so, we may be ordered to cease operations. Our ongoing compliance with health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue manufacturing and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our batteries.

We are or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in various jurisdictions in which we conduct, or in the future may conduct, activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit us and our officers, directors, employees, business partners agents, representatives and third-party intermediaries from corruptly offering, promising, authorizing or providing, directly or indirectly anything of value to recipients in the public or private sector.

We may leverage third parties to sell our battery products and conduct our business abroad. We, our officers, directors, employees, business partners agents, representatives and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our officers, directors, employees, business partners agents, representatives and third-party intermediaries will not take actions in violation of applicable law, for which we may be ultimately held responsible. As our international activities and sales expand, our risks under these laws may increase.

These laws also require companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls and compliance procedures designed to prevent any such actions. While we have certain policies and procedures to address compliance with such laws, we cannot assure you that none of our officers, directors, employees, business partners agents, representatives and third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, settlements, prosecutions, enforcement actions, fines, damages, loss of export privileges, and severe administrative, civil and criminal sanctions, suspension or debarment from government contracts, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our reputation, business, financial condition, prospects and results of operations. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Our battery products may be subject to U.S. export control laws and regulations including the Export Administration Regulations, the International Traffic in Arms Regulations, and trade and economic sanctions maintained by the Office of Foreign Assets Control. As such, an export license may be required to export, reexport, or transfer our battery products to certain countries, end-users, and end-uses. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the export of products to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we and our partners comply with all relevant export control laws and regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

Changes in our battery products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our battery products globally or, in some cases, prevent or delay the export or import of our battery products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our battery products by, or in our decreased ability to export or sell our battery products to, existing or potential end-customers with international operations. Any decreased use of our battery products or limitation on our ability to export to or sell our battery products in international markets could adversely affect our business, financial condition, and results of operations.

We may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase our stock, potentially making the stock less attractive to investors. Our future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Certain investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Based on its export control classification, our battery technology is considered a “critical technology.”

CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in us or in Holdco even if a filing with CFIUS is or was not required at the time of the transaction. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices are rapidly evolving, and in the event that CFIUS reviews one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States. In retaliation, China has implemented, and continues to evaluate imposing additional tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. More specifically, the U.S. government has from time to time imposed significant tariffs on certain product categories imported from China. Such tariffs, if expanded to other categories, could have a significant impact on our business, particularly the importation of parts of our batteries and certain production equipment that are manufactured in China. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the end consumer; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any further deterioration in the relations between the United States and China could exacerbate these actions and other governmental intervention. For example, a future event that created additional U.S.-China tensions could potentially increase the risks associated with the business and operations of U.S.-based technology companies in China.

In June 2022, the import restrictions contained in the Uyghur Forced Labor Prevention Act (“UFLPA”) became effective. The UFLPA creates a rebuttable presumption that any goods mined, produced or manufactured, wholly or in part in the Xinjiang Uyghur Autonomous Region (“XUAR”) of China, or produced by a listed entity, were made with forced labor and are not entitled to entry into the United States. If a shipment is detained, importers are required to present clear and convincing evidence that such goods are not made with forced labor. While we do not source goods from the XUAR or from listed parties, because we import from China, there is risk that our ability to import components and products may be adversely affected by the UFLPA.

The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to source from or sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that restrict our ability to operate in China. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and financial position.

We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters.

Furthermore, our predecessor, Kensington, was a special purpose acquisition company (“SPAC”). SPACs have been subject to increased regulatory oversight and scrutiny, including from the SEC. Any governmental or regulatory investigation or inquiry related to the Business Combination or otherwise could have a material adverse effect on our business and negatively affect our reputation.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

Risks Related to Ownership of Our Common Stock

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE.

Our common stock and public warrants are listed on the NYSE under the symbols “AMPX” and “AMPX.W,” respectively. If the NYSE delists our securities from trading on its exchange for failure to meet the listing standards and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our common stock is a “penny stock,” which will require brokers trading our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our certificate of incorporation, amended and restated bylaws and Delaware law could make an acquisition of us more difficult, limit attempts by stockholders to replace or remove our management and limit the market price of our common stock.

Our certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Amprius Board. These provisions include:

•

authorizing “blank check” preferred stock, which could be issued by the Amprius Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting cumulative voting in the election of directors;

•	providing that vacancies on the Amprius Board may be filled only by majority of directors then in office of the Amprius Board, even though less than a quorum;

•	prohibiting the ability of our stockholders to call special meetings;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to the Amprius Board;

•

dividing directorships of the Amprius Board into three classes, each to be elected for a term of three years, so that only one class of directorships is up for election at each annual meeting of the stockholders; and

•	specifying that special meetings of our stockholders can be called only by a majority of the Amprius Board, the chair of the Amprius Board, our President or Chief Executive Officer.

These provisions may frustrate or prevent any attempts by stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of the Amprius Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware and have not elected not to be governed by Section 203 of the DGCL, Amprius is governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Amprius’ bylaws and the proposed bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

The Amprius bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our stockholders, directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or the proposed charter or the proposed bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Amprius bylaws further provide that, unless otherwise consented to by us in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in the Amprius bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Concentration of ownership among our executive officers, directors and affiliates may prevent new investors from influencing significant corporate decisions.

As of May 1, 2023, our executive officers and directors as a group beneficially own approximately 15% of the Amprius common stock outstanding. Additionally, certain of our executive officers and directors own interests in Holdco, which owns approximately 77% of our common stock outstanding, and certain of our directors are members of the Holdco Board. As a result, these stockholders are currently able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of the certificate of incorporation and approval of significant corporate transactions.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

As a public company, we face increased legal, accounting, insurance, administrative and other costs and expenses that Legacy Amprius did not face as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is likely that we will expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Compliance with public company requirements has increased costs and made certain activities more time-consuming. A number of these requirements require us to carry out activities Legacy Amprius had not done previously. For example, the Amprius Board has committees that did not exist on the Legacy Amprius board of directors, and we have adopted new internal controls and disclosure controls and procedures. In addition, we are incurring expenses associated with SEC reporting requirements. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. As a public company, it is also more expensive to obtain director and officer liability insurance. The additional reporting and other obligations imposed by these rules and regulations have and will continue to increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to spend money that could otherwise be used on our research and development programs and to achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock and warrants would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We qualify as an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2027. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our common stock less attractive because we rely on these exemptions, which may result in a less active trading market for our common stock and its price may be more volatile.

Additionally, we qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We expect to remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250,000,000 as of the prior June 30, or (ii) our annual revenues exceeded $100,000,000 during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700,000,000 as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, comparison of our financial statements with other public companies may be difficult or impossible.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our securities in the public market could occur at any time. We currently have three registration statements that register the issuance or resale of an aggregate of up to 143,963,252 shares of common stock, constituting approximately 97% of our issued and outstanding common stock as of May 1, 2023 (assuming the exercise in full of all of the warrants associated with such shares of common stock).

These sales, any future sales of a substantial number of shares of our securities in the public market or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our securities. Despite such a decline in the public trading price, certain securityholders may still experience a positive rate of return on the securities they purchased due to the lower price that they purchased their shares compared to other public investors and be incentivized to sell securities when others are not.

Additionally, we have filed a registration statement to register shares reserved for future issuance under our equity compensation plans and the shares issuable upon exercise of the options outstanding under the 2016 Plan, which were an aggregate of 13,971,079 shares of common stock as of May 1, 2023. Subject to applicable securities laws, the satisfaction of any vesting restrictions and the expiration or waiver of the lock-up restrictions contained in our proposed bylaws, the shares issued thereunder will be available for immediate resale in the public market.

As of May 1, 2023, approximately 89% of our outstanding shares of common stock are subject to lock-up restrictions. Sales of our common stock following the expiration of these lock-up restrictions or pursuant to the exercise of registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the market price of our common stock to decline if such equity holders sell or are perceived by the market as intending to sell any such securities and make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate.

We may issue additional shares of common stock under an employee incentive plan (including the 2022 Plan and the ESPP) or may issue preferred stock. Any such issuances would dilute the interest of our stockholders and likely present other risks.

We may issue a substantial number of additional shares of common stock under our employee incentive plan (including the 2022 Plan and the ESPP) or we may issue preferred stock. The issuance of additional securities:

•	may significantly dilute the equity interests of our investors;

•	may subordinate the rights of our stockholders if preferred stock is issued with rights senior to those afforded our common stock;

•

could cause a change in control if a substantial number of securities are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock and/or warrants.

Risks Related to Our Warrants

There is no guarantee that our warrants will be in the money at the time they become exercisable, and they may expire worthless.

The likelihood that warrant holders will exercise the warrants and any cash proceeds that we would receive is dependent upon the market price of our common stock. If the market price for our common stock is less than $11.50 per share, in the case of our private warrants and public warrants, or $12.50 per share, in the case of the PIPE warrants, we believe warrant holders will be unlikely to exercise their warrants. There is no guarantee that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to the warrant holders, thereby making the public warrants worthless.

We have the ability to redeem outstanding public warrants or PIPE warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our common stock equals or exceeds $18.00 per share (as may be adjusted), in the case of the public warrants, or $20.00 per share (as may be adjusted), in the case of the PIPE warrants, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to public warrant or PIPE warrant holders and provided certain other conditions are met. If and when the public warrants or PIPE warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the public warrants or PIPE warrants as set forth above even if the holders are otherwise unable to exercise the public warrants or PIPE warrants. Redemption of the outstanding public warrants or PIPE warrants could force holders (i) to exercise public warrants or PIPE warrants and pay the exercise price therefor at a time when it may be disadvantageous, (ii) to sell public warrants or PIPE warrants at the then-current market price when holders might otherwise wish to hold public warrants or PIPE warrants or (iii) to accept the nominal redemption price that, at the time the outstanding public warrants or PIPE warrants are called for redemption, may be substantially less than the market value of the public warrants or PIPE warrants.

We may amend the terms of the warrants in a manner that may be adverse to holders of warrants with the approval by the holders of at least 50% of the then outstanding warrants. As a result, the exercise price of warrants could be increased, the exercise period could be shortened and the number of shares of common stock purchasable upon exercise of a warrant could be decreased, all without warrant holder approval.

The public warrants and private warrants were issued in registered form under the respective warrant agreements. The Warrant Agreement, dated as of March 1, 2022, which we refer to as the “Warrant Agreement,”

by and among us and Continental Stock Transfer & Trust Company, provides that the terms of the public warrants and private warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants and, solely with respect to any amendment to the terms of the private warrants or any provision of the Warrant Agreement with respect to the private warrants, 50% of the number of the then outstanding private warrants. The Warrant Agreement, dated as of September 14, 2022, which we refer to as the “PIPE Warrant Agreement,” by and among us and Continental Stock Transfer & Trust Company, provides that the terms of the PIPE warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding PIPE warrants to make any change that adversely affects the interests of the registered holders of PIPE warrants. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 50% of such then-outstanding warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 50% of such then-outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares, shorten the exercise period or decrease the number of shares of common stock issuable upon exercise of a warrant.

The warrants are exercisable for common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of May 1, 2023, outstanding warrants to purchase an aggregate of 47,720,736 shares of common stock are exercisable in accordance with the terms of the warrant agreement governing those securities. The exercise price of the private warrants and public warrants is $11.50 per share, and the exercise price of the PIPE warrants is $12.50 per share. To the extent the warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of common stock and increase the number of shares eligible for resale in the public market. Shares of common stock issuable pursuant to the warrants are not subject to lock-up restrictions. As such, once the warrants are exercised, the holder of such shares issuable upon the exercise of the warrants will be able to resell the shares to the market, subject to other applicable laws. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common stock. Further, there is no guarantee that the warrants will ever be in the money prior to their expiration, and as such, such warrants may expire worthless.

Risks Related to Holdco

The Amprius common stock to be issued pursuant to the mergers may be restricted from immediate resale, so the Holdco stockholders may not receive liquidity immediately following the mergers.

The shares of Amprius common stock and non-voting common stock issued in connection with the mergers may be restricted as a result of the lock-up restrictions contained in the proposed bylaws depending on the timing of the closing of the mergers. Under the merger agreement, all shares of Amprius common stock and non-voting common stock issued in connection with the mergers, as well as any shares issued in respect of options or warrants received under the merger agreement, will be subject to the lock-up terms substantially consistent with those in the existing lock-up arrangements applicable to the shares of Amprius common stock owned by Holdco, as set forth in the proposed bylaws, which expire upon the earlier of (i) September 14, 2023 and (ii) the date on which the closing price per Amprius common stock for any 20 trading days within any 30 consecutive trading day period is at least $12.50. As a result, the Holdco stockholders may not have liquidity immediately following the closing of the mergers.

In addition, Holdco stockholders will bear the economic risk of any decrease in the value of Amprius common stock or non-voting common stock during any period such common stock cannot be sold. By the time

Holdco stockholders are able to sell the Amprius common stock or non-voting common stock, it may have a different value than the value at the closing of the mergers.

Because the lack of a public market for Holdco’s capital stock makes it difficult to value Holdco’s capital stock, the stockholders of Holdco may receive shares of Amprius’ common stock and non-voting common stock in the mergers that have a value that is less than, or greater than, the fair market value of Holdco’s capital stock.

The outstanding capital stock of Holdco is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Holdco. Because the percentage of Amprius’ common stock and non-voting common stock to be issued to Holdco’s stockholders in connection with the mergers was determined based on negotiations between the parties, it is possible that the value of Amprius’ common stock and non-voting common stock to be received by Holdco’s stockholders will be less than the fair market value of Holdco, or Amprius may pay more than the aggregate fair market value for Holdco.

In addition, the Discounted Exchange Ratio includes a 2% discount. As a result, each Holdco stockholder will receive interests in Amprius that are lower than its current indirect ownership in Amprius.

Further, by pursuing the mergers, Holdco will be forgoing other liquidity alternatives, which could be on terms as attractive or more or less attractive than the terms of the mergers.

Because of the fluctuation of the stock price of Amprius common stock, the market value that the Holdco equityholders will receive at the closing of the mergers may be significantly different.

At the closing of the mergers, each Holdco equityholder will receive their portion of the merger consideration calculated based on the Discounted Exchange Ratio, which uses a fixed price of $8.71 for Amprius’ common stock. The number of shares, options and warrants to be issued to each Holdco equityholder upon the consummation of the mergers will not be adjusted in the event of any change in the stock price of Amprius prior to closing. As Amprius’ market share prices fluctuate, based on numerous factors, including factors beyond Amprius’ or Holdco’s control, the value of the securities that each Holdco equityholder will receive at closing will correspondingly fluctuate and may be lower or higher than the value used for calculating the Discounted Exchange Ratio. The use of the fixed price of $8.71 instead of a floating price in determination of the Discounted Exchange Ratio may contribute to the risk that the actual market value of securities to be issued in the mergers will be different from $8.71.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding Amprius’ or Holdco’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	Amprius and Holdco’s ability to consummate the mergers;

•	the expected benefits of the mergers;

•	the expected timing for the closing of the mergers;

•	Amprius’ financial and business performance following the mergers, including financial and business metrics;

•	changes in Amprius’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	Amprius’ ability to develop a high-volume manufacturing line and otherwise scale in a cost-effective manner;

•	Amprius’ ability to add manufacturing capacity and the costs and timing to add such capacity;

•	the expected addressable market for Amprius’ products;

•	developments relating to Amprius’ competitors and industry;

•	Amprius’ expectations regarding Amprius’ ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	Amprius’ future capital requirements and sources and uses of cash;

•	Amprius’ ability to obtain funding for Amprius’ operations;

•	Amprius’ business, expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Amprius’ views as of any subsequent date, and Amprius does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Amprius’ actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could delay, impede or prevent the mergers or give rise to the termination of the merger agreement

•

the inability to consummate the mergers due to the failure to obtain approval of the Amprius Requisite Stockholder Approval or of the parties to satisfy other conditions to the closing in the merger agreement;

•	the inability to realize the benefits of the mergers;

•	Amprius’ ability to execute its business model, including scaling production and increasing the addressable market for its products and services;

•	Amprius’ ability to raise capital;

•	the outcome of any legal proceedings that may be instituted against Amprius;

•	the ability to maintain the listing of Amprius’ securities on the NYSE;

•

the possibility that Amprius may be adversely affected by other economic, business or competitive factors, including supply chain interruptions, and may not be able to manage other risks and uncertainties;

•	changes in applicable laws or regulations;

•	the effect of the COVID-19 pandemic and/or the military conflict between Russia and Ukraine, or other macroeconomic factors, on Amprius’ business;

•	the possibility that Amprius may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this proxy statement/prospectus, including risk factors discussed in the section titled “Risk Factors.”

For a discussion of the factors that may cause Amprius, Holdco or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Amprius and Holdco to complete the mergers and the effect of the merger on the business of Amprius, Holdco and the combined organization, see the section titled “Risk Factors.”

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Amprius including the risk factors included in Amprius’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. See the section titled “Where You Can Find More Information.”

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Amprius, Holdco or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Amprius and Holdco do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF AMPRIUS’ STOCKHOLDERS

Date, Time and Place

The Amprius special meeting will be held on                 , 2023, via live webcast at                  commencing at                  a.m., local time, unless postponed or adjourned to a later date. Amprius is sending this proxy statement/prospectus to its stockholders as of the record date for the special meeting in connection with the solicitation of proxies by the Amprius Board for use at the Amprius special meeting and any adjournments or postponements of the Amprius special meeting. This proxy statement/prospectus is first being furnished to Amprius’ stockholders on or about                 , 2023.

Purpose of the Amprius Special Meeting

The purpose of the Amprius special meeting is:

1.

To approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the issuance of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder in accordance with the merger agreement.

2.	To approve and adopt the proposed charter, in the form attached as Annex B to this proxy statement/prospectus, to authorize a new class of non-voting common stock.

3.	To consider and, if necessary, vote upon an adjournment of the Amprius special meeting to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

4.	To transact such other business as may properly come before the Amprius special meeting or any adjournment or postponement thereof.

Recommendations of the Special Committee and the Amprius Board

The special committee (i) determined that the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, are advisable and are fair to, and in the best interests of, Amprius and the Unaffiliated Stockholders and (ii) recommended that the Amprius Board approve and adopt the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders and recommend that Amprius’ stockholders approve and adopt the same.

The Amprius Board has (i) determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement, are advisable and are fair to, and in the best interests of, Amprius and its stockholders (including the Unaffiliated Stockholders), (ii) approved and declared advisable the mergers and the other transactions contemplated by the merger agreement, including the mergers, the issuance of Amprius common stock, non-voting common stock, options and warrants in connection with the mergers, the amendment and restatement of Amprius’ certificate of incorporation and the amendment and restatement of Amprius’ bylaws and (iii) approved and authorized each of the transaction documents, including the merger agreement. The Amprius Board recommends that Amprius’ stockholders vote “FOR” Proposal No. 1 to approve and adopt the merger agreement and the transactions contemplated thereby.

The Amprius Board has (i) determined that the amendment and restatement of Amprius’ amended and restated certificate of incorporation, in the form attached hereto as Annex B, is fair to, advisable and in the best interests of, Amprius and its stockholders (including the Unaffiliated Stockholders) and (ii) authorized and approved the amendment and restatement of Amprius’ current amended and restated certificate of incorporation. The Amprius Board recommends that Amprius’ stockholders vote “FOR” Proposal No. 2 to approve and adopt the amendment and restatement of Amprius’ current amended and restated certificate of incorporation.

The Amprius Board has resolved that the Amprius Board shall, if necessary, recommend the adjournment of the Amprius special meeting to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2. The Amprius Board recommends that, if necessary, Amprius’ stockholders vote “FOR” Proposal No. 3 to adjourn the Amprius special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

Record Date and Voting Power

Only holders of record of Amprius’ common stock at the close of business on the record date,                 , 2023, are entitled to notice of, and to vote at, the Amprius special meeting. There were approximately                  holders of record of Amprius’ common stock at the close of business on the record date. At the close of business on the record date,                  shares of Amprius’ common stock were issued and outstanding. On each matter to be voted upon, you have one vote for each share of common stock you own as of the record date. See the section titled “Principal Stockholders of Amprius” in this proxy statement/prospectus for information regarding persons known to Amprius’ management to be the beneficial owners of more than 5% of the outstanding shares of Amprius’ common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Amprius Board for use at the Amprius special meeting.

If you are a stockholder of record of Amprius as of the record date referred to above, you may vote virtually at the Amprius special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Amprius special meeting, Amprius urges you to vote by proxy to ensure your vote is counted. You may still attend the Amprius special meeting virtually and vote online if you have already voted by proxy. As a stockholder of record, you may vote in any of the following ways:

•	Vote by Internet:

•

Before the Meeting: Go to www.proxyvote.com or scan the QR Barcode. Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on                , 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

•

During the Meeting: Go to                 . You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

•

Vote by Phone:                 . Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on                , 2023. Have your proxy card in hand when you call and then follow the instructions.

•	Vote by Mail: Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If your shares of Amprius’ common stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares of Amprius’ common stock. Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Amprius’ common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for any of the proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the Amprius special meeting and at any adjournments or postponements of the Amprius special meeting in accordance with the instructions contained in the proxy. If a holder of Amprius’ common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the issuance of shares of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder pursuant to the merger agreement; “FOR” Proposal No. 2 to approve and adopt the proposed charter; and “FOR” Proposal No. 3 to approve, if necessary, the adjournment of the Amprius special meeting to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2 in accordance with the recommendation of the Amprius Board.

Amprius’ stockholders of record may change their vote at any time before their proxy is voted at the Amprius special meeting in one of three ways. First, a stockholder of record of Amprius can send a timely written notice to the Secretary of Amprius stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Amprius can submit new proxy instructions either on a new proxy card or by telephone or via the internet. Third, a stockholder of record of Amprius can attend the Amprius special meeting and vote virtually. Attendance alone will not revoke a proxy. If a stockholder of Amprius of record or a stockholder who owns shares of Amprius’ common stock in “street name” has instructed a broker to vote its shares of Amprius’ common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, virtually or represented by proxy, at the Amprius special meeting of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the Amprius special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for Proposal No. 1. The affirmative vote of holders of at least two-thirds of the voting power of Amprius’ common stock outstanding as of the record date is required for approval of Proposal No. 2. In addition, the affirmative vote of the holders of a majority of the outstanding Unaffiliated Shares is required to approve Proposal Nos. 1 and 2. The affirmative vote of the majority of the voting power of the Amprius shares present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for approval of Proposal No. 3.

Holdco has committed to voting in favor of each of the proposals presented by Amprius for approval by holders of its common stock. Such shares will not be counted as part of the Unaffiliated Stockholder vote but will be included for, among other things, the purposes of establishing a quorum.

Votes will be counted by the inspector of election appointed for the Amprius special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will have the same effect as “AGAINST” votes for Proposal Nos. 1, 2 and 3. Broker non-votes will have the same effect as “AGAINST” votes for Proposal No. 2. For Proposal Nos. 1 and 3, broker non-votes will have no effect and will not be counted towards the vote total.

Each of Proposal Nos. 1 and 2 are conditioned upon each other. Therefore, the mergers cannot be consummated without the Amprius Requisite Stockholder Approval of Proposal Nos. 1 and 2.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Amprius may solicit proxies from Amprius’ stockholders by personal interview, telephone, telegram or otherwise. Amprius is responsible for the cost of the printing and filing of this proxy statement/prospectus and the proxy card. Amprius may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners of Amprius’ common stock. Amprius has not retained a proxy solicitor with respect to the Amprius special meeting.

Other Matters

As of the date of this proxy statement/prospectus, the Amprius Board does not know of any business to be presented at the Amprius special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Amprius special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGERS

This section and the section titled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the mergers, including the merger agreement. While Amprius and Holdco believe that this description covers the material terms of the mergers and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the mergers and the merger agreement, including the merger agreement attached as Annex A, the opinion of Houlihan Lokey attached as Annex D and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Mergers

Legacy Amprius has developed and, since 2018, been in commercial production of ultra-high energy density lithium-ion batteries for mobility applications leveraging disruptive silicon anodes.

Prior to the Business Combination, over 99% of Legacy Amprius’ common stock was owned by Holdco, a privately held, venture-backed Delaware corporation. Holdco also was the corporate parent of three other operating subsidiaries—Berzelius, Apex and Amprius Energy.

Throughout 2021 and 2022, the Holdco Board evaluated potential transactions to finance Legacy Amprius and Holdco’s other subsidiaries. In January and February 2022, Holdco distributed its equity interests in all subsidiaries other than Legacy Amprius (Berzelius, Apex and Amprius Energy, collectively, the “Spun Off Subsidiaries”) to Holdco stockholders (the “Spin-off”).

The Business Combination

On September 14, 2022, Legacy Amprius consummated the Business Combination, whereby Legacy Amprius became a wholly owned subsidiary of Kensington, and Kensington changed its name to Amprius Technologies, Inc. As a result of the Business Combination, Holdco became Amprius’ majority stockholder, holding 65,515,552 shares of Amprius’ common stock, which we refer to as the “Holdco Owned Shares.”

In evaluating the Business Combination, Kensington and Holdco considered alternative business combination structures in which Holdco’s stockholders would receive shares of Amprius’ common stock, such as a merger of Holdco with and into Kensington. The parties chose to make Legacy Amprius the party to the Business Combination, among other reasons, to improve investor communication by presenting a simpler, clearer description of the business and to avoid the possibility that the parties would be required to provide SEC-compliant financial statements that included the Spun Off Subsidiaries, the production of which would have been impractical.

In connection with the Business Combination, Amprius disclosed Legacy Amprius’ expectation that, following the closing of the Business Combination, Holdco would evaluate options to facilitate its stockholders holding Amprius common stock directly, including a potential transaction in which Holdco would merge with and into a wholly owned subsidiary of Amprius and Holdco’s stockholders would receive shares of Amprius common stock in exchange for their Holdco shares. The fact that such options were being considered was also disclosed by Holdco on September 19, 2022 in a Schedule 13D.

The Formation of the Special Committee

In September 2022, Amprius’ counsel, Wilson Sonsini Goodrich & Rosati Professional Corporation, (“Wilson Sonsini”), advised the Amprius Board that the Amprius Board should form a special committee of independent directors if it wished to consider a potential transaction with Holdco, and that such special committee should represent the interests of the minority shareholders from the onset, prior to consideration of any discussions or proposals. Justin Mirro was identified as an independent and disinterested director with respect to such a transaction. At the request of Mr. Mirro, representatives of Wilson Sonsini provided references to law firms that could potentially serve as independent legal counsel to a special committee, including Morris, Nichols, Arsht & Tunnell LLP, which we refer to as “Morris Nichols.”

On October 18, 2022, the Amprius Board unanimously adopted resolutions (a) establishing a special committee, which we refer to as the “special committee,” to review, evaluate and negotiate a transaction involving Holdco related to the distribution of shares of Amprius common stock to Holdco’s stockholders (such transaction or any alternative thereto and any related transaction, a “Potential Transaction”); (b) delegating to the special committee the full power and authority of the Amprius Board to, among other things, (i) explore, review, approve or disapprove the terms of any Potential Transaction and all matters relating to the Potential Transaction, (ii) negotiate and approve the definitive documentation (if any) relating to a Potential Transaction, (iii) review, evaluate and, if applicable, approve any issuance of equity or equity interests in connection with the Potential Transaction, and (iv) retain legal counsel and any other advisors that the special committee deems necessary, useful, or advisable to assist the special committee in performing its duties and responsibilities; (c) appointing Mr. Mirro to serve as the sole member of the special committee; and (d) determining that Mr. Mirro is disinterested and independent of Holdco. The Amprius Board further resolved that Amprius would not consummate any Potential Transaction unless it was approved or recommended by the special committee and approved by a majority of Amprius’ disinterested stockholders, and that such conditions could not be waived.

On November 3, 2022, the special committee spoke with a representative of Morris Nichols to interview Morris Nichols as potential independent legal counsel to the special committee. After interviewing with two other law firms, the special committee determined to engage Morris Nichols as its independent legal counsel based on the firm’s experience in advising special committees and the special committee confirmed that Morris Nichols had no actual or potential conflicts of interest with respect to an engagement, and could provide independent advice to the special committee. An engagement letter formally documenting the special committee’s engagement of Morris Nichols was executed on November 10, 2022.

The Holdco Proposal

In November 2022, the Holdco Board retained Baker & McKenzie LLP, which we refer to as “Baker McKenzie,” as counsel to Holdco. Throughout the month of November, members of the Holdco Board worked with Baker McKenzie to review the terms of comparable precedent transactions for mergers between a holding company and publicly traded operating companies and to formulate a proposal for a transaction between Holdco and Amprius.

On December 4, 2022, the Holdco Board met to discuss a potential transaction with Amprius, with representatives of Baker McKenzie in attendance. The Holdco Board discussed the fact that simplifying the Holdco structure would be in the best interests of both the Holdco stockholders as well as the overall Amprius business. The Holdco Board reviewed a draft of a letter to the Amprius Board regarding a Potential Transaction and also discussed with Baker McKenzie the potential terms of such a transaction.

The Special Committee’s Process and Deliberation

On December 4, 2022, Donald R. Dixon, in his capacity as the chairman of the Holdco Board, delivered a letter to the Amprius Board on behalf of Holdco (the “December 4 Letter”) stating that Holdco was prepared to begin discussions regarding a Potential Transaction. The letter stated that Holdco expected the Potential Transaction would be effectuated as a tax-free reorganization and be subject to the approval of a special committee of the Amprius Board and the approval of a majority of Amprius’ stockholders not affiliated with Holdco.

On December 6, 2022, representatives of Morris Nichols spoke with representatives of Baker McKenzie regarding the December 4 Letter and to seek clarification on their understanding that Holdco proposed to follow the framework established under Kahn v. M & F Worldwide Corporation, a decision of the Delaware Supreme Court that provides a legal framework for implementing minority stockholder protections in negotiating a transaction involving a controlling stockholder, and its progeny (“MFW”), which Baker McKenzie orally confirmed.

On December 8, 2022, Baker McKenzie sent Morris Nichols a letter on behalf of Holdco (the “December 8 Letter”). In the letter, Mr. Dixon clarified and reconfirmed that the intent of Holdco’s original December 4 Letter was that any Potential Transaction would be conditioned upon approval by a fully empowered special committee of the Amprius Board consisting of independent, non-management directors and upon the approval of the holders of a majority of the shares of Amprius common stock owned by disinterested stockholders in accordance with the MFW framework. Holdco further confirmed that such conditions could not be waived. Morris Nichols acknowledged receipt of the December 8 Letter and confirmed it would share the letter with Amprius and the special committee.

On December 9, 2022, Baker McKenzie sent Morris Nichols a term sheet in respect of a Potential Transaction on behalf of Holdco (the “December 9 Term Sheet”), which contemplated the merger of Holdco with and into Amprius or a subsidiary of Amprius, in a tax-free reorganization. The December 9 Term Sheet provided that (a) the Holdco Owned Shares would be cancelled in exchange for newly issued Amprius shares, based on an exchange ratio, rounded to the nearest whole share, equal to (i) the number of Holdco Owned Shares, multiplied by (ii) the 90-day volume-weighted average price (the “VWAP”) of Amprius common stock as of the date of the signing of the definitive agreement in respect of the merger, plus (iii) the aggregate exercise price of all vested options and warrants of Holdco, divided by (iv) the fully-diluted share count of Holdco (excluding unvested options), on an as-converted to common stock basis, divided by (v) the 90-day VWAP of Amprius common stock as of the date of the signing of the definitive agreement in respect of the merger; (b) each vested option to acquire Holdco shares would be cancelled in exchange for shares of Amprius common stock (taking into account the exchange ratio); (c) each unvested option to acquire Holdco shares would be assumed by Amprius and converted into an option to acquire shares of Amprius common stock (taking into account the exchange ratio); (d) each warrant to acquire Holdco shares would be cancelled in exchange for shares of Amprius common stock (taking into account the exchange ratio); (e) major Holdco stockholders would agree to lock-up restrictions substantially consistent with the existing lock-up restrictions applicable to the Holdco Owned Shares; (f) if Amprius’ stockholders failed to approve the transaction, Amprius would reimburse Holdco for its expenses, up to $1 million; (g) if the Amprius Board changed its recommendation, Holdco would be entitled to a break fee equal to 3% of the transaction value; (h) at closing, any unpaid transaction expenses of Holdco would be assumed by Amprius with no reduction to the exchange ratio; and (i) Amprius would indemnify Holdco officers, directors, employees and stockholders in connection with any claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director, officer, employee or stockholder of Holdco prior to the closing.

On December 16, 2022, the special committee held a meeting, with representatives of Morris Nichols in attendance. Morris Nichols advised the special committee on its fiduciary duties and discussed the framework under MFW. Morris Nichols reported on its legal diligence to date, including calls with Amprius and its counsel to gather background information and its review of corporate documents. The special committee and Morris Nichols discussed the potential benefits and risks of a Potential Transaction to Amprius and the minority stockholders, the tax benefits of a Potential Transaction to Holdco’s stockholders (as compared to alternative structures, such as a distribution by Holdco of the Holdco Owned Shares) and the impact of that benefit on the negotiating strategy, and relevant Delaware case law relating to similar transaction structures.

On December 20, 2022, the special committee held a meeting, with representatives of Morris Nichols in attendance. The special committee invited representatives from two financial advisory firms, including Houlihan Lokey, to present their qualifications to serve as the special committee’s independent financial advisor. Such firms were identified by Morris Nichols in consultation with the special committee. Following these presentations, on December 22, the special committee selected Houlihan Lokey to serve as its independent financial advisor. The special committee determined to engage Houlihan Lokey as its independent financial advisor based on the firm’s experience in working with special committees on unique and complex matters and confirmed that Houlihan Lokey had no conflicts of interest with respect to an engagement. On January 9, 2023, Amprius, the special committee and Houlihan Lokey entered into an engagement letter providing for the engagement of Houlihan Lokey as financial advisor to the special committee.

On January 5, 2023, the special committee held a meeting, with representatives of Morris Nichols in attendance. Morris Nichols discussed the concepts of independence and disinterestedness under Delaware law. Morris Nichols and the special committee discussed any interests and relationships that could be viewed as relevant to the special committee’s independence and disinterestedness. Mr. Mirro confirmed that he did not have any interests in or relationship with Legacy Amprius or Holdco or any of its directors prior to the Business Combination. Mr. Mirro also confirmed that he was willing and able to serve as a member of the special committee and was independent and disinterested with respect to a Potential Transaction. Amprius’ Chief Financial Officer, Amprius’ Vice President of Legal Affairs and representatives of Wilson Sonsini then joined the meeting at the invitation of the special committee. The members of management and the Wilson Sonsini representatives provided their views on the December 9 Term Sheet, including regarding the potential benefits and risks of a Potential Transaction to Amprius and the minority stockholders, Potential Transaction structures, the contemplated exchange ratio and alternative formulations, the treatment of Holdco options, lock-up terms and mechanisms to account for costs associated with the Potential Transaction. The members of management and the Wilson Sonsini representatives also discussed (a) the Spin-off; (b) issuing non-voting shares of Amprius to the Holdco stockholders holding non-voting shares of Holdco; (c) Amprius’ receipt of preclearance from the SEC to exclude the balances and activities of Holdco’s former subsidiaries from Amprius’ financial disclosures made in and after the Business Combination, in light of, among other things, the separate and distinct operations of such former subsidiaries and the general impracticality of obtaining audited financial statements from Chinese entities; and (d) a request for a similar preclearance from the SEC in connection with a Potential Transaction (which was later obtained from the SEC on February 2). The members of management and the Wilson Sonsini representatives left the meeting, following which the special committee and Morris Nichols continued discussion regarding the potential benefits and risks of a Potential Transaction to Amprius and the minority stockholders.

On January 12, 2023, the special committee held a meeting with representatives of Morris Nichols and Houlihan Lokey in attendance. Houlihan Lokey provided an update on its diligence with Amprius and Holdco management and the status of its financial analysis. Morris Nichols reviewed the December 9 Term Sheet and highlighted certain legal considerations relevant to a potential counteroffer, if one was deemed advisable. The special committee and its advisors discussed the tax benefits to Holdco and its stockholders of a Potential Transaction as compared to alternative structures and the impact of that benefit on the negotiations. Morris Nichols discussed, reflecting prior consultation with Wilson Sonsini on the topic, a potential structure under which foreign holders would receive non-voting shares that would convert to voting shares upon a sale into the market or transfer to a U.S. holder. The special committee and its advisors discussed this potential structure and the benefits and risks associated therewith, including the effects of such a structure on stockholders’ relative voting power following a Potential Transaction and on Amprius’ trading profile. Morris Nichols then discussed the treatment of Holdco options in a Potential Transaction and the tax liabilities that would be incurred by such option holders if vested Holdco options were deemed exercised prior to the closing of a Potential Transaction (and the potential cash outlay that could be required by Amprius to cover such obligations, even if such option holders economically assumed the tax liabilities in full through a stock-based settlement). The special committee and its advisors discussed the possibility of Amprius assuming such options and that such assumption of options could contribute positively to employee and management retention and incentivization but would increase the complexity of the exchange ratio (as the exchange ratio would need to account for the aggregate value of the options as an obligation of the other Holdco shareholders). The special committee and its advisors then discussed considerations relevant to the exchange ratio for a Potential Transaction, including potential expenses and liabilities that could arise in connection with a Potential Transaction, mechanisms to account for such expenses and liabilities and the relationship between Amprius stock price assumed for purposes of the Potential Transaction and potential exchange ratio constructs, including that a higher assumed Amprius stock price, by ascribing a higher implied value to assumed options and warrants, would, all else equal, reduce the number of

Amprius shares issued and issuable as a result of the Potential Transaction. The special committee and its advisors also discussed the other aspects of the December 9 Term Sheet, including the lock-up provisions, the proposed expense reimbursement and the proposed break fee. The special committee’s advisors discussed potential dilution to Amprius’ stockholders that could result under the terms set forth in the December 9 Term Sheet (including the assumption by Amprius of certain Holdco expenses and potential liabilities), which the special committee deemed unacceptable.

Houlihan Lokey then discussed its observations and certain observations of members of management relating to possible benefits of a Potential Transaction, noting that a Potential Transaction could enhance public float and liquidity and could improve capital markets access, increase institutional investor and analyst interest, increase eligibility for inclusion in certain indices and enhance the ability of Amprius to use common stock as currency. Houlihan Lokey then discussed the hypothetical implied aggregate economic accretion or dilution to Amprius potentially resulting from the Potential Transaction based on various assumed discounts, Amprius stock prices and transaction expense scenarios.

On January 13, 2023, the Amprius Board held a regular meeting, with members of management and representatives of Wilson Sonsini in attendance. A representative of Morris Nichols joined for a portion of the meeting and reported that the special committee had engaged Morris Nichols and Houlihan Lokey and that the special committee, together with its advisors, was continuing to evaluate the Potential Transaction and the December 9 Term Sheet.

On January 18, 2023, the special committee held a meeting, with representatives of Morris Nichols and Houlihan Lokey in attendance. Houlihan Lokey reported on its preliminary diligence with Holdco and Amprius management, including that Holdco management had indicated Holdco did not have material assets, liabilities or known contingent liabilities (other than the Holdco Owned Shares and certain small amounts of cash and working capital balances on its balance sheet). Houlihan Lokey then reviewed publicly available financial terms of several precedent downstream merger transactions, noting the discounts in such precedents and discussing the relevance of the various precedents to the Potential Transaction. Houlihan Lokey then discussed considerations relevant to the exchange ratio in a Potential Transaction, including regarding a discount and mechanisms to account for expenses and liabilities incurred by Amprius. Houlihan Lokey also reviewed and discussed illustrative exchange ratio constructs, the effects that changes in Amprius stock price utilized in the exchange ratio have on the number of shares of Amprius common stock issued or issuable as a result of a Potential Transaction and factors that could make a Potential Transaction accretive to Amprius and accretive to the minority stockholders from a relative ownership and voting power perspective. The special committee discussed with its advisors the potential benefits and risks of a Potential Transaction to Amprius and the minority stockholders, as compared to the status quo. During such discussion (a) Houlihan Lokey explained that a Potential Transaction with appropriate terms could increase the relative ownership and voting power of the minority stockholders and that, although a Potential Transaction could place near-term pressure on Amprius’ stock price because of the potentially increased trading volume, a Potential Transaction could potentially benefit Amprius longer-term, including because (i) a Potential Transaction would reduce concentration in ownership of Amprius’ stock, thereby enhancing public float and liquidity, and (ii) a Potential Transaction (and resulting effects on public float and liquidity) could improve capital markets access, helping to facilitate efficient access to capital for growth, increase institutional investor and analyst interest and increase eligibility for inclusion in certain indices; (b) Houlihan Lokey discussed certain situations in which corporate simplifications had been followed by a boost in trading volume and stock price performance; (c) Houlihan Lokey reviewed potential considerations relating to a Potential Transaction from Holdco’s perspective, including that (i) Holdco would lose its controlling ownership stake as a result of a Potential Transaction, and (ii) alternative structures, such as a distribution by Holdco of the Holdco Owned Shares, would likely cause Holdco and its stockholders to incur significant tax liabilities and limit flexibility on the timing of such liabilities, and (d) the special committee’s advisors discussed potential risks, benefits and other considerations relevant to Amprius and the minority stockholders, including (i) potential liabilities arising out of a Potential Transaction, (ii) that although a Potential Transaction would reduce concentration in ownership of Amprius’ stock, Amprius would have several stockholders that own more than 5% of the stock immediately following the Potential Transaction, and (iii) that the issuance of nonvoting shares in a Potential Transaction would increase the relative voting power of Amprius’ other stockholders until such non-voting shares convert into voting shares.

Following discussion with its advisors, the special committee determined that a Potential Transaction with appropriate terms and consideration to be negotiated by the special committee would be in the best interests of the minority stockholders. The special committee determined that in its counteroffer the exchange ratio should include a discount, given the tax benefits of the Potential Transaction to Holdco and its stockholders, the potential liabilities that Amprius could incur as a result of the Potential Transaction and to help ensure that the minority stockholders would not experience dilution as a result of the Potential Transaction. The special committee determined that its counteroffer to Holdco should reflect a discount of 5%, in addition to an adjustment to compensate Amprius for all expenses and for Holdco’s net liabilities (including expenses) at the time of the closing of the Potential Transaction. The special committee further determined that its counteroffer should reflect an assumption of Holdco’s vested and unvested options, including because of the potential that such assumption would contribute positively to Amprius employee and management retention and incentivization. Following discussion with its advisors, the special committee approved certain other terms of the counteroffer, which were incorporated into the January 18 Term Sheet (as defined below) summarized below.

Later on January 18, 2023, Morris Nichols sent Baker McKenzie a revised term sheet reflecting the terms approved by the special committee at the meeting earlier that day (the “January 18 Term Sheet”). The January 18 Term Sheet provided that (a) the Holdco Owned Shares would be cancelled in exchange for newly issued Amprius shares, based on an exchange ratio, rounded down to two decimal places, equal to (i) the number of Holdco Owned Shares, multiplied by (ii) the greater of $11.00 and the 90-day VWAP of Amprius common stock as of the date of the signing of the definitive agreement in respect of the merger, multiplied by (iii) 0.95, plus (iv) the aggregate exercise price of all options (whether vested or unvested) and warrants of Holdco (which were all in-the-money), minus (v) all net liabilities of Holdco, plus all transaction expenses incurred by either Holdco or Amprius in connection with the negotiation or consummation of the Potential Transaction, divided by (vi) the fully-diluted share count of Holdco, on an as-converted to common stock basis, divided by (vii) the greater of $11.00 and the 90-day VWAP of Amprius common stock as of the date of the signing of the definitive agreement in respect of the merger; (b) each option to acquire Holdco shares (whether vested or unvested) would be assumed by Amprius and converted into a number of options to acquire shares of Amprius common stock, implied by and adjusted based on the exchange ratio; (c) each warrant to acquire Holdco shares would be cancelled in exchange for shares of Amprius common stock (taking into account the exchange ratio); (d) all shares issued in the Potential Transaction (or issuable upon exercise of options assumed in the Potential Transaction) would be subject to lock-up terms substantially consistent with those in the existing lock-up arrangements applicable to Holdco Owned Shares; (e) as a condition to closing, each share of Holdco preferred stock would convert into one share of Holdco Class A common stock or Holdco Class B common stock, as applicable, effective immediately prior to the closing; (f) in the merger, shares of Holdco Class B common stock would be converted into the right to receive shares of a newly authorized class of non-voting common stock of Amprius; (g) the merger would be subject to a condition with respect to the lack of exercise of appraisal rights by the Holdco stockholders; and (h) at the signing of the definitive agreement in respect of the merger, Holdco, and stockholders of Holdco holding shares comprising a majority of each class and series of Holdco stock, would enter into support agreements agreeing to approve the Potential Transaction and major stockholders would agree not to engage in business combinations with Amprius for three years following the Potential Transaction without the approval of independent, disinterested Amprius directors. The January 18 Term Sheet also removed the expense reimbursement, break fee and indemnification provisions related to stockholders of Holdco.

On January 19, 2023, representatives of Morris Nichols spoke with representatives of Baker McKenzie regarding the January 18 Term Sheet. During the call, Baker McKenzie explained Holdco’s position that a discount was inappropriate in consideration of the fact that the shares held by non-Holdco Amprius stockholders were not being adversely affected by the Potential Transaction. In response, Morris Nichols conveyed the special committee’s view that a discount was appropriate given the tax benefits of the Potential Transaction to Holdco and its stockholders, the potential liabilities that Amprius could incur as a result of the Potential Transaction and to help ensure that the minority stockholders would not experience dilution as a result of the Potential Transaction. Morris Nichols also discussed the shares entitled to participate in the minority stockholder vote under MFW. Also on January 19, Mr. Mirro spoke with Mr. Dixon and conveyed the need for Holdco to present a compelling offer to the special committee. Morris Nichols, together with Houlihan Lokey, conveyed these positions again on a call with Baker McKenzie on January 20.

On January 26, 2023, Baker McKenzie delivered a revised term sheet to Morris Nichols (the “January 26 Term Sheet”). The January 26 Term Sheet provided that (a) a 1% discount to the exchange ratio would be applied at closing, and that Amprius shares representing such discount would be held in escrow for three years; (b) Holdco stockholders would agree to indemnify Amprius for 50% of any litigation expenses, if any, that Amprius could incur in connection with the Potential Transaction; and (c) such escrow would serve as Amprius’ sole source of recovery against Holdco’s stockholders for litigation expenses. The January 26 Term Sheet retained language providing that the exchange ratio would be rounded down to two decimal places but modified the exchange ratio formula to equal (i) the number of Holdco Owned Shares, multiplied by (ii) the 90-day VWAP of Amprius common stock as of the date of the signing of the definitive agreement in respect of the merger, plus (iii) the aggregate exercise price of all vested options and warrants of Holdco, plus (iv) all cash of Holdco, minus all debt of Holdco, minus all transaction expenses incurred by Holdco in connection with the negotiation or consummation of the Potential Transaction, divided by (v) the fully-diluted share count of Holdco (excluding unvested options), on an as-converted to common stock basis, divided by (vi) the 90-day VWAP of Amprius common stock as of the date of the signing of the definitive agreement in respect of the merger. The January 26 Term Sheet also included a request for reimbursement of up to $500,000 for expenses incurred by Holdco if the Amprius Board changed its recommendation relating to a Potential Transaction or failed to obtain necessary approvals from its stockholders.

On January 31, 2023, the special committee held a meeting, with representatives of Morris Nichols and Houlihan Lokey in attendance. The special committee and its advisors discussed the January 26 Term Sheet. The special committee determined that the escrow construct contemplated by the January 26 Term Sheet was not acceptable due to, among other things, the fact that such a construct may not be accretive to the minority stockholders from a relative ownership perspective. Houlihan Lokey discussed preliminary financial perspectives regarding a Potential Transaction. Houlihan Lokey also discussed preliminary, illustrative sensitivity tables showing certain aggregate economic implications of a Potential Transaction to Amprius based on various assumed discounts and Amprius stock prices, and discussed various assumptions underlying such tables, including those relating to expenses and the treatment of options. Later on January 31, Mr. Mirro spoke with Mr. Dixon and conveyed that the January 26 Term Sheet was not acceptable.

On February 2, 2023, at the direction of the special committee, Morris Nichols delivered a revised term sheet to Baker McKenzie (the “February 2 Term Sheet”). The February 2 Term Sheet reverted to the terms set forth in the January 18 Term Sheet, but (a) provided that a 3% discount would be applied to the result of the exchange ratio formula; (b) accepted the other changes to the exchange ratio formula (except for the exclusion of unvested options); (c) noted that to the extent that, as of signing, the 90-day VWAP for Amprius common stock is less than the $11.00 floor previously proposed, a 120-day VWAP or other metric would be used; and (d) noted the special committee’s assumption that Holdco would settle any non-cash assets or non-debt liabilities (other than transaction expenses) prior to closing.

On February 3, 2023, representatives of Morris Nichols spoke with representatives of Baker McKenzie regarding the February 2 Term Sheet. During the call, Baker McKenzie explained that Holdco was supportive of the terms set forth in the February 2 Term Sheet, but with a 1.25% discount, and that Holdco desired to reach an agreement soon and begin discussions with its stockholders regarding the Potential Transaction.

On February 4, 2023, the special committee held a meeting, with representatives of Morris Nichols and Houlihan Lokey in attendance. The special committee and its advisors discussed the counteroffer conveyed by

Baker McKenzie during the February 3 call with Morris Nichols. Houlihan Lokey representatives discussed preliminary, illustrative sensitivity tables showing certain aggregate economic implications of a Potential Transaction to Amprius based on various discounts and Amprius stock prices and certain assumptions underlying such tables. The special committee’s advisors also discussed the exchange ratio rounding contemplated by the term sheets (and that such rounding had the effect of applying a further discount to the unrounded exchange ratio) and the effects of various discounts on the aggregate number of Amprius shares issued and issuable as a result of the Potential Transaction.

On February 6, 2023, the special committee held a meeting, with representatives of Morris Nichols in attendance. Morris Nichols discussed the potential share count and voting power impacts of the Potential Transaction at various discounts and discussed the exchange ratio rounding contemplated by the term sheets. Morris Nichols also discussed a preliminary analysis of Amprius’ post-merger stockholder base. Over the next several days, Morris Nichols communicated with Wilson Sonsini and instructed Wilson Sonsini to begin preparing a draft merger agreement for Morris Nichols’ review. Morris Nichols and Wilson Sonsini also discussed voting agreements as a potential alternative to Amprius’ issuance of non-voting shares.

On February 11, 2023, at the direction of the special committee, Morris Nichols delivered a revised term sheet to Baker McKenzie (the “February 11 Term Sheet”). The February 11 Term Sheet reflected a 2% discount but was otherwise identical to the February 2 Term Sheet.

On March 23, 2023, Mr. Dixon sent a letter to the Amprius Board on behalf of Holdco stating that Holdco was terminating discussions regarding the Potential Transaction. Mr. Dixon separately conveyed to Mr. Mirro that Holdco was uncertain of the level of Holdco stockholder support for the Potential Transaction because Amprius’ stock price implied that the consideration in the Potential Transaction had a value less than the liquidation preference of certain series of Holdco’s preferred stock. Later on March 23, Amprius announced its business and financial results for the fourth fiscal quarter and full year ended December 31, 2022 and also announced the verification of its 500 Wh/kg battery platform. The closing price of Amprius’ common stock on March 23 was $7.65, as compared to $5.50 on March 22.

On March 31, 2023, the closing price of Amprius’ common stock had reached $8.71, and members of the Holdco Board determined that the recovery was sufficient to merit re-engagement on the transaction. On that day, representatives of Baker McKenzie reached out to Morris Nichols to schedule a call, and on April 1, 2023, representatives of Morris Nichols spoke with representatives of Baker McKenzie. Baker McKenzie conveyed that Holdco was interested in reengaging in discussions and that Holdco would accept the terms set forth in the February 11 Term Sheet, subject to using a fixed $8.71 value for Amprius shares for purposes of certain calculations in the exchange ratio, which represented the closing price of Amprius’ common stock on March 31.

On April 2, 2023, Baker McKenzie sent an email to Morris Nichols in which Baker McKenzie, on behalf of Holdco, confirmed that Holdco was interested in reengaging in discussions regarding the Potential Transaction and that Holdco reaffirmed its commitment to comply with the framework and conditions established under MFW. Later on April 2, Baker McKenzie delivered a revised term sheet to Morris Nichols reflecting a fixed $8.71 value for Amprius shares for purposes of certain calculations in the exchange ratio, but otherwise identical to the February 11 Term Sheet (the “April 2 Term Sheet”).

On April 3, 2023, the special committee held a meeting, with representatives of Morris Nichols and Houlihan Lokey in attendance. The special committee and its advisors discussed the developments since the last special committee meeting and the impact of using a fixed $8.71 share price in the exchange ratio formula. The special committee determined that using a fixed $8.71 share price was acceptable, in part because, due to the rounding mechanic in the exchange ratio, the calculated exchange ratio would only change if the 90-day VWAP was substantially higher than $8.71 and the $11.00 floor previously proposed. The special committee and its advisors also discussed voting agreements as a potential alternative to Amprius’ issuance of non-voting shares. The special committee approved a term sheet reflecting the terms of the April 2 Term Sheet, but providing that all Holdco shares would be converted into the right to receive shares of Amprius common stock and that at the signing of the definitive agreement in respect of the merger, each foreign holder of Holdco would deliver a voting agreement providing that the shares it receives in the merger would be voted in the same manner as non-foreign holders (until such shares are sold into the market or to a U.S. person) (the “April 3 Term Sheet”). After the meeting, Morris Nichols delivered the April 3 Term Sheet to Baker McKenzie. Later on April 3, Baker McKenzie conveyed to Morris Nichols that Holdco desired to revert to the construct under prior term sheets of issuing non-voting shares to foreign holders, including because such construct avoided potential delays associated with obtaining voting agreements from each foreign holder. Following consultation with the special committee, Morris Nichols conveyed to Baker McKenzie that the special committee agreed to revert to the prior construct of issuing non-voting shares to foreign holders. Morris Nichols and Baker McKenzie updated the April 2 Term Sheet to be dated as of April 3 (the “Final Term Sheet”) and Morris Nichols conveyed to Baker McKenzie that Morris Nichols and Wilson Sonsini would be preparing draft definitive documents reflecting such terms.

During the remainder of the week, Wilson Sonsini and Morris Nichols worked to prepare a draft merger agreement and draft ancillary documents. Representatives of Wilson Sonsini spoke with representatives of Baker McKenzie regarding the process for obtaining approvals from Holdco’s stockholders. Baker McKenzie conveyed that Holdco did not think it would be advisable to condition the Potential Transaction on approval by a majority of each class and series of Holdco stock, but that Holdco would seek support agreements from holders sufficient to provide the requisite approval of the Potential Transaction under Holdco’s certificate of incorporation.

On April 8, 2023, Morris Nichols sent a draft of the merger agreement to Baker McKenzie consistent with the Final Term Sheet. The draft defined Unaffiliated Stockholders for purposes of the minority vote of stockholders as Amprius stockholders other than (a) Holdco; (b) the stockholders of Holdco; (c) the members of the Amprius Board, including the special committee; (d) Amprius’ Section 16 officers; and (e) any associate or immediate family member of any of the foregoing.

On April 14, 2023, representatives of Morris Nichols and Wilson Sonsini spoke with representatives of Baker McKenzie regarding a transaction checklist and the status of ancillary documents.

On April 19, 2023, Baker McKenzie sent a revised draft of the merger agreement to Morris Nichols and Wilson Sonsini. Among other changes, the revised draft (a) modified the definition of Holdco Requisite Stockholder Approval to eliminate a reference to approval by a majority of each class and series of Holdco stock; (b) modified the definition of Unaffiliated Stockholders to eliminate the exclusion of Amprius’ directors and Section 16 officers from such definition; (c) deleted the dispute resolution process regarding the contents of the Updated Estimated Closing Certificate (as defined in the merger agreement) and provided that any such disputes would not prevent or delay closing; (d) added an intervening event construct with respect to a change in Amprius Board recommendation; (e) provided that Amprius would continue to hold the Amprius special meeting notwithstanding a change in the Amprius Board’s recommendation; (f) provided that Holdco could terminate the merger agreement upon an adverse change in the Amprius Board’s recommendation; and (g) provided that Amprius would indemnify Holdco’s directors, officers, employees, fiduciaries and agents between signing and closing. Over the next week, Morris Nichols and Wilson Sonsini worked to revise the draft merger agreement.

On April 21, 2023, the special committee held a meeting, with representatives of Morris Nichols and Houlihan Lokey in attendance. The special committee and Morris Nichols discussed open items in the draft merger agreement and responses thereto, including regarding (a) the definitions of Unaffiliated Stockholders and Holdco Requisite Stockholder Approval; (b) the definition of material adverse effect; (c) the ability of the Amprius Board to change its recommendation; and (d) Amprius’ obligations in respect of indemnification and advancement obligations of Holdco. It was noted that the existing lock-up provisions, as applied to the shares to be issued pursuant to the merger agreement, could expire before closing depending on the timing of satisfaction of the closing conditions. Following discussion with its advisors, the special committee determined not to pursue an additional extension of such lock-up, as applied to the shares to be issued pursuant to the merger agreement;

however, the special committee determined it would be supportive of modifying the lock-up so that it would not expire within 30 days of closing if management deemed it advisable to aid in the administration of issuing shares.

Later on April 21, representatives of Morris Nichols and Wilson Sonsini spoke with representatives of Baker McKenzie regarding communications to be sent to Holdco’s stockholders and the process for obtaining support agreements.

On April 24, 2023, representatives of Morris Nichols and Wilson Sonsini spoke with representatives of Baker McKenzie regarding remaining open items in the draft merger agreement, including Amprius’ obligations in respect of indemnification and advancement obligations of Holdco, the timing of such obligations, and the definition of Unaffiliated Stockholders.

On April 25, 2023, the special committee held a meeting, with a representative of Morris Nichols in attendance. The special committee and Morris Nichols discussed remaining open items in the draft merger agreement, including the definition of Unaffiliated Stockholders, the timing of the indemnification obligations and whether such indemnification obligations would be guaranteed by Amprius. Morris Nichols reported that management conveyed that it believed it could effectively administer the issuance of shares and did not believe modifying the lock-up so that it would not expire within 30 days of closing was necessary from an administrative standpoint. The special committee confirmed its earlier determination not to pursue an additional extension of the lock-up.

On April 28, 2023, Wilson Sonsini sent a revised draft merger agreement to Baker McKenzie. Among other changes, the revised draft reverted to the original definition of Unaffiliated Stockholders. Later that day, a Baker McKenzie representative spoke with a Wilson Sonsini representative and conveyed that Holdco would agree to a construct whereby Amprius shares controlled by the special committee would be entitled to vote on the Potential Transaction for purposes of its approval by Unaffiliated Stockholders but would be voted in the same manner as the shares held by other Unaffiliated Stockholders.

On May 1, 2023, the special committee held a meeting, with representatives of Morris Nichols in attendance. The special committee and Morris Nichols discussed remaining open items in the draft merger agreement, including the definition of Unaffiliated Stockholders and the proposal conveyed by Baker McKenzie in respect thereof, which the special committee determined to reject.

On May 4, 2023, representatives of Morris Nichols and Wilson Sonsini spoke with representatives of Baker McKenzie remaining open items in the draft merger agreement, including the definition of Unaffiliated Stockholders. Morris Nichols conveyed the special committee’s position discussed at the May 1 special committee meeting. Later on May 4, Mr. Mirro spoke with Mr. Dixon to convey the special committee’s position on the definition of Unaffiliated Stockholders and Mr. Dixon, on behalf of Holdco, agreed to such position.

On May 5, 2023, representatives of Morris Nichols and Wilson Sonsini spoke with representatives of Baker McKenzie regarding the draft merger agreement. Also on May 5, Baker McKenzie conveyed that Holdco desired to amend Holdco’s existing registration rights agreement with Amprius to (a) expand the definition of registrable securities such that it would include shares issued under the merger agreement; and (b) modify certain provisions related to piggyback registration rights. Baker McKenzie explained that certain Holdco stockholders had requested such amendments be implemented as an inducement to their willingness to execute a Stockholder Support Agreement. Over the weekend, the parties worked to finalize the merger agreement and ancillary documents.

On May 8, 2023, the special committee held a meeting, with representatives of Morris Nichols and Houlihan Lokey in attendance. Morris Nichols again advised the special committee on its fiduciary duties and discussed and reviewed the terms of the merger agreement and ancillary documents. Morris Nichols discussed the amendments to the registration rights agreement proposed by Holdco and noted that Holdco, Amprius and

Kensington Capital Sponsor IV LLC, a party to the registration rights agreement and an affiliate of Mr. Mirro, would have to approve such amendments. The special committee, and Mr. Mirro on behalf of Kensington Capital Sponsor IV LLC, agreed to approve such amendments to facilitate the transactions contemplated by the merger agreement, as an inducement to certain Holdco stockholders’ willingness to enter into the Stockholder Support Agreement. Houlihan Lokey representatives reviewed and discussed with the special committee its financial analysis (summarized below under “—Opinion of the Special Committee’s Financial Advisor”) and rendered to the special committee Houlihan Lokey’s oral opinion (which was later confirmed by delivery of a written opinion, dated May 8, 2023, addressed to the special committee) that, subject to the assumptions, limitations, qualifications and other matters stated in its written opinion, as of the date of the opinion, the Discounted Exchange Ratio provided for in the Transaction pursuant to the merger agreement is fair to Amprius from a financial point of view. For a detailed discussion of Houlihan Lokey’s opinion, please see “—Opinion of the Special Committee’s Financial Advisor” beginning on page 81. The special committee then adopted resolutions (a) determining that the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of Amprius common stock and non-voting common stock pursuant to the merger agreement, are advisable, fair to, and in the best interests of Amprius and the Unaffiliated Stockholders; and (b) recommending that the Amprius Board approve and adopt the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of Amprius common stock and non-voting common stock pursuant to the merger agreement, and recommend that Amprius’ stockholders approve and adopt the same.

On May 9, 2023, the Holdco Board held a meeting, with representatives of Baker McKenzie in attendance, where Baker McKenzie described the proposed final transaction terms. The members of the Holdco Board approved the merger agreement, the transactions contemplated thereby and related documents, agreements and actions, as well the recommendation that Holdco stockholders approve such transactions.

On May 9, 2023, the Amprius Board held a meeting, with five of the six members of the Amprius Board, members of management and representatives of Wilson Sonsini in attendance, where Wilson Sonsini described the proposed final transaction terms. Shortly after the meeting, the members of the Amprius Board, based in part on the recommendation of the special committee and acting via a unanimous written consent, unanimously approved the merger agreement, the transactions contemplated thereby and related documents, agreements and actions, as well the recommendation that Amprius’ stockholders approve such transactions. Later that day, the parties executed the merger agreement. After markets closed on May 10, Amprius announced its entry into the merger agreement.

Amprius Reasons for the Mergers

Amprius’ mission is to accelerate electrification by making the highest energy density lithium-ion batteries in the world. The Business Combination with Kensington catalyzed the next stage in our growth, providing access to the public markets. As described above, as a result of the Business Combination, Holdco became Amprius’ majority stockholder, with control over the election of directors and other matters requiring stockholder approval. Holdco is owned by a number of stockholders, many of whom continue to drive our growth as employees and members of our management team.

The mergers will result in the Holdco stockholders owning their shares in Amprius directly rather than through a holding company. Amprius believes that the merger with Holdco will create more opportunities for Amprius and maximize long-term stockholder value. Because the mergers contemplated by the merger agreement involve Holdco, our majority stockholder, Holdco agreed that the mergers would be conditioned upon the approval of a fully empowered independent special committee of the Amprius Board and upon the approval of Amprius’ disinterested stockholders. Holdco agreed that these conditions could not be waived. The Amprius Board also agreed that Amprius would not consummate the mergers unless approved or recommended by the special committee and Amprius’ disinterested stockholders.

The Amprius Board established the special committee and empowered the special committee to evaluate and negotiate the mergers. Together with its independent advisors, the special committee negotiated the mergers and believes the mergers are in the best interests of Amprius and its stockholders, including stockholders unaffiliated with Holdco. The consummation of the mergers is conditioned on the approval of the Unaffiliated Stockholders. The discussion below of the information and factors considered by the special committee includes the positive and negative factors considered by the special committee, but it is not intended to be exhaustive and may not include all the factors considered by the special committee. The special committee did not quantify or assign any specific weights to the various factors that it considered in reaching its determination. Rather, the special committee viewed its position and recommendation as being based on the totality of the information and factors it considered.

In evaluating the mergers, the special committee consulted with its independent advisors and considered a number of factors, including the following factors that it believed generally weighed in favor of the mergers:

•

Elimination of Amprius’ Majority Stockholder. The special committee considered that, as a result of the mergers, Amprius will no longer have a majority stockholder with control over the election of directors and other matters requiring stockholder approval, and that the resulting de-concentration of ownership could improve corporate governance by allowing for stockholder influence over corporate decision-making through a broad and unaffiliated stockholder base;

•

Enhanced Public Float and Liquidity. The special committee considered that, following the expiration of lock-up periods, the mergers may result in enhanced public float and liquidity, which the special committee believes could improve capital markets access for long-term efficient access to capital for growth, increase institutional investor and analyst interest, increase eligibility for inclusion in certain indices and enhance Amprius’ ability to use common stock for incentive compensation;

•

Attractive Discount. The special committee considered that, as a result of the discount implied by the Discounted Exchange Ratio, the mergers should be accretive to minority stockholders from a relative ownership and voting power perspective, and that the number of shares issued or issuable as a result of the mergers would not exceed the number of Holdco Owned Shares;

•

Employee Relations. A substantial portion of the equity interests held by long-time employees of Amprius, including key employees such as Amprius’ Chief Executive Officer, Chief Technology Officer and President of Amprius Lab, are held as illiquid shares or options in Holdco. The special committee considered that, as a result of the mergers, those equity interests will convert into common stock and options to purchase common stock of Amprius, providing those employees liquidity for their holdings, and that this would promote employee satisfaction, goodwill and retention;

•

Alignment of Management and Employees. The special committee considered that as a result of the mergers, management, employees and public stockholders will own all equity securities in the same public entity (including through Amprius’ assumption of Holdco’s options), better aligning our employees and management with Amprius’ success;

•

Receipt of Fairness Opinion from Houlihan Lokey. The special committee considered the financial analyses reviewed by Houlihan Lokey with the special committee as well as the oral opinion of Houlihan Lokey rendered to the special committee on May 8, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 8, 2023) to the effect that the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement was fair to Amprius from a financial point of view. See “—Opinion of the Special Committee’s Financial Advisor”;

•

Transaction Certainty. The special committee considered that, concurrently with the execution and delivery of the merger agreement, the holders of shares constituting the Holdco Requisite Stockholder Approval delivered support agreements agreeing to vote their Holdco shares in favor of the mergers; and

•

Other Merger Agreement Terms. The special committee considered that, among other rights of Amprius, Amprius is not obligated to consummate the mergers if any Holdco stockholder has sought, or continues to have a right to seek, appraisal rights, or if, during the pendency of the mergers, a Holdco material adverse effect occurs.

The special committee also considered the following factors relating to procedural safeguards that the special committee believes support its decision and the fairness of the mergers:

•	The Amprius Board formed the special committee at the outset of the process and empowered it to explore, review, approve or disapprove the terms of the mergers and all matters relating to the mergers;

•

The Amprius Board resolved at the outset of the process that Amprius would not consummate any mergers unless it was approved or recommended by the special committee and approved by a majority of Amprius’ disinterested stockholders, and that such conditions could not be waived;

•

Holdco agreed at the outset of the process that any mergers would be conditioned upon the approval of a fully empowered special committee of the Amprius Board consisting of independent, non-management directors and upon the approval of the holders of a majority of Amprius’ common stock owned by disinterested stockholders in accordance with the framework established under MFW and that such conditions could not be waived;

•

The special committee retained its own independent financial and legal advisors to evaluate the mergers, and was empowered to review, identify and negotiate the merger agreement and the transactions contemplated thereby, including the mergers, and any alternatives thereto, and to make a recommendation to the Amprius Board as to what actions, if any, should be taken by Amprius with respect thereto, and that the special committee had the full authority to determine that Amprius should not engage in a transaction with Holdco;

•	The special committee engaged in a careful process, allowing time for the special committee to engage in analyses, deliberations and negotiations on an arm’s length basis;

•

At the direction of the special committee, the terms of the merger agreement and the transactions contemplated thereby were extensively negotiated by the special committee and its independent financial and legal advisors, and were closely reviewed and analyzed by the special committee; and

•	The approval of the mergers is conditioned on the affirmative vote of the Unaffiliated Stockholders (as more fully described under “The Special Meeting of Amprius’ Stockholders—Required Vote”);

•	The special committee also considered a variety of uncertainties, risks and potentially negative factors, including:

•

The potential for near-term stock price pressure following the consummation of the mergers, given the potential for increased public float and liquidity, and that the lock-up restrictions applicable to shares issued or issuable in the mergers could expire prior to or shortly after the consummation of the mergers;

•

The expenses and transaction costs related to the mergers, including in connection with any litigation that may result from the announcement, pendency or consummation of the mergers, and that certain of such expenses and costs are being paid by Amprius;

•

The potential that, as a result of the mergers, Amprius could become subject to presently contingent or unknown liabilities of Holdco, including potential liabilities arising out of Holdco’s indemnification and advancement obligations, and, as the sole member of the entity surviving the second merger, Holdco’s prior ownership of Legacy Amprius, the Spun Off Subsidiaries and the Spin-off;

•

The fact that, in the mergers, Holdco will not pay consideration to the other Amprius stockholders, but will instead effectively surrender a portion of its ownership in Amprius (through the Discounted Exchange Ratio);

•

The fact that, immediately following the consummation of the mergers, a significant portion of the outstanding stock of Amprius will comprise Amprius non-voting common stock, and that the timing of the conversion of such shares into Amprius common stock is uncertain and not within Amprius’ control;

•

The fact that there can be no assurance that all conditions to the parties’ obligations to complete the mergers will be satisfied, including Amprius’ disinterested stockholders approving the mergers, or that the mergers will be consummated in a timely manner or at all; and

•	The potential for diversion of management and employee attention during the pendency of mergers.

In addition, the special committee considered the interests that certain of Amprius’ directors and executive officers may have with respect to the mergers that are different from or in addition to their interests as stockholders of Amprius, including with respect to the fact that Dr. Kang Sun, Donald R. Dixon, Dr. Wen Hsieh and Dr. Steven Chu are securityholders and board members of Amprius and Holdco, as more fully described under “—Interests of Amprius Directors and Executive Officers in the Mergers.” The special committee was also aware that legal counsel to Amprius served as counsel to Holdco prior to the Business Combination and that affiliates of Amprius legal counsel own Holdco shares representing approximately 0.22% of Holdco’s outstanding capital stock.

After taking into account all relevant factors, including those described above, the special committee concluded that the potential benefits of the mergers outweighed the negative or unfavorable considerations and determined that the merger agreement and the transactions contemplated thereby, including the proposed charter and the issuance of shares of Amprius common stock and non-voting common stock pursuant to the merger agreement, are advisable, fair to, and in the best interests of Amprius and the Unaffiliated Stockholders.

Holdco Reasons for the Mergers

In the course of reaching its decision to approve the mergers, the Holdco Board consulted with Holdco’s legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•

the potential to provide its current stockholders with greater liquidity by owning stock in a public company, including Holdco’s belief that stockholders will have some liquidity following the expiration of the lock-up restrictions contained in the proposed bylaws;

•

the expectation that the merger with Amprius would be a more time- and cost-effective means to access liquidity for its stockholders than other options considered by the Holdco Board, and in particular the fact that the Potential Transaction is the only structure for Holdco stockholders to receive shares of Amprius on a more-likely-than-not tax free basis;

•	the terms and conditions of the merger agreement, including, without limitation, the following:

•

the determination that the expected relative percentage ownership of Amprius’ stockholders and Holdco’s stockholders in the combined organization was appropriate based, in the judgment of the Holdco Board, on the board of directors’ assessment of the approximate valuations of Amprius and Holdco;

•	the expectation that the mergers more likely than not will be treated as a tax-free “reorganization” for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Amprius to consummate the mergers;

•	the absence of any post-closing liability to the Holdco stockholders resulting from the mergers; and

•

the belief that the other terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of Amprius’ common stock issued to Holdco’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Holdco’s stockholders who are not affiliates of Holdco, subject to the terms of the lock-up agreement;

•	the mergers may enable certain stockholders of Amprius and Holdco to increase the value of their current shareholding; and

•	the likelihood that the mergers will be consummated on a timely basis.

The Holdco Board also considered a number of uncertainties and risks in its deliberations concerning the mergers and the other transactions contemplated by the merger agreement, including the following:

•

the possibility that the mergers might not be consummated in a timely manner or at all, including the challenges of obtaining the approval of the Unaffiliated Stockholder in light of the relatively small pool of Unaffiliated Stockholders;

•	the expenses to be incurred in connection with the mergers and related administrative challenges associated with combining the companies;

•	the fact that the representations and warranties of Amprius in the merger agreement do not survive the closing of the mergers and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the mergers, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

Opinion of the Special Committee’s Financial Advisor

On May 8, 2023, Houlihan Lokey verbally rendered its opinion to the special committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the special committee dated May 8, 2023) to the effect that the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement was fair to Amprius from a financial point of view.

Houlihan Lokey’s opinion was directed to the special committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to Amprius of the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement and did not address any other aspect or implication of the mergers or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex D to this proxy statement/prospectus and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation to the special committee, the Amprius Board, any security holder of Amprius or any other person as to how to act or vote with respect to any matter relating to the mergers.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed the execution version of May 8, 2023 of the merger agreement, which was entered into on May 9, 2023;

2.

reviewed certain publicly available business and financial information relating to Amprius that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Amprius;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Amprius made available to Houlihan Lokey by Amprius management, including estimates related to fees and expenses that have, or will be, incurred by or on behalf of Amprius in connection with the mergers (the “Amprius Transaction Expense Estimate”) and certain information relating to the historical, current and future operations, financial condition and prospects of Holdco made available to Houlihan Lokey by Holdco management, including a current estimate of Holdco assets, liabilities, contingent liabilities and estimates related to fees and expenses that have, or will be, incurred by or on behalf of Holdco in connection with the mergers (collectively, the “Holdco Estimates”);

4.

spoke with certain members of the managements of Holdco and Amprius and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Holdco and Amprius, the mergers and related matters;

5.	considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

6.

reviewed the current and historical market prices and trading volume for certain of Amprius’ publicly traded securities, and, for illustrative purposes, the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

7.	conducted such other financial studies, analyses and inquiries and considered other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, (i) the management of Amprius advised Houlihan Lokey, and Houlihan Lokey assumed, that the Amprius Transaction Expense Estimate reviewed by Houlihan Lokey was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and (ii) the management of Holdco advised Houlihan Lokey, and Houlihan Lokey assumed, that the Holdco Estimates reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and Houlihan Lokey expressed no opinion with respect to the Amprius Transaction Expense Estimate, the Holdco Estimates or the assumptions on which such estimates were based. Houlihan Lokey relied upon and assumed, without independent verification, that upon consummation of the mergers there will have been no changes to the information provided to Houlihan Lokey by the managements of Holdco and Amprius relating to the calculation of the Exchange Ratio as of May 8, 2023 that would be material to Houlihan Lokey’s analyses or the opinion. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Holdco and Amprius since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The management of Amprius does not prepare financial projections in the ordinary course and did not prepare financial projections in connection with the mergers, other than the Amprius Transaction Expense Estimate. Accordingly, for the purposes of Houlihan Lokey’s analyses and opinion, Houlihan Lokey (with the special committee’s consent) relied upon the Pubco Stock Price (as defined in the merger agreement) as an appropriate basis on which to conduct its analyses.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the merger agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the mergers will be satisfied without waiver thereof, and (d) the mergers will be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with the consent of the special committee, that the mergers will qualify as a tax-free transaction. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the mergers will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the mergers will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Holdco or Amprius, or otherwise have an effect on the mergers, Holdco or Amprius or any expected benefits of the mergers that would be material to Houlihan Lokey’s analyses or opinion.

In connection with the opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Holdco, Amprius or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Holdco or Amprius was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Holdco or Amprius was or may have been a party or was or may have been subject. Furthermore, Houlihan Lokey expressed no opinion or view as to the effects on the mergers, Holdco or Amprius of the unusual volatility recently experienced by the credit, financial and stock markets or any potential changes or developments in such markets or volatility.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the mergers, the securities, assets, business or operations of Amprius or any other party, or any alternatives to the mergers or (b) advise the special committee, the Amprius Board or any other party with respect to alternatives to the mergers. The opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, May 8, 2023. Houlihan Lokey did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after May 8, 2023. Houlihan Lokey did not express any opinion as to what the value of Amprius common stock, non-voting common stock, Exchanged Options and warrants actually will be when issued pursuant to the mergers or the price or range of prices at which Holdco Class A common stock, Holdco Class B common stock, Holdco options, Holdco warrants, Amprius common stock, non-voting common stock, Exchanged Options or warrants may be purchased or sold, or otherwise be transferable, at any time.

The opinion was furnished for the use of the special committee (in its capacity as such) in connection with its evaluation of the mergers and may not be used for any other purpose without Houlihan Lokey’s prior written consent. The opinion was not intended to be, and did not constitute, a recommendation to the special committee, the Amprius Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the mergers or otherwise.

Houlihan Lokey was not requested to opine as to, and the opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the special committee, the Amprius Board, Amprius, its security holders or any other party to proceed with or effect the mergers, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the mergers or otherwise (other than the Discounted Exchange Ratio to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the mergers to the holders of any class of securities, creditors or other constituencies of either of Amprius or Holdco, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the mergers as compared to any alternative business strategies or transactions that might be available for Holdco, Amprius or any other party, (v) the fairness of any portion or aspect of the mergers to any one class or group of Amprius’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Amprius’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents, such as the holders of Holdco options and Holdco warrants), (vi) whether or not Holdco, Amprius, their respective security holders or any other party is receiving or paying reasonably equivalent value in the mergers, (vii) the solvency, creditworthiness or fair value of Holdco, Amprius or any other participant in the mergers, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the mergers, any class of such persons or any other party, relative to the Discounted Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the special committee, on the assessments by the special committee, the Amprius Board, Holdco, Amprius and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to Holdco, Amprius and the mergers or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Amprius or the mergers and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Amprius Transaction Expense Estimate prepared by the management of Amprius, the Holdco Estimates prepared by the management of Holdco and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Amprius and Holdco. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the special committee in evaluating the mergers. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Discounted Exchange Ratio or of the views of the special committee or Amprius management with respect to the mergers or the Discounted Exchange Ratio. Under the terms of its engagement by the special committee, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the mergers or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Amprius Board, Amprius, Holdco, any security holder or creditor of Amprius or Holdco or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the mergers were determined through negotiation between the special committee and Holdco, and the decision to enter into the merger agreement was solely that of the special committee and the Amprius Board.

Financial Analyses

In preparing its opinion to the special committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the special committee on May 8, 2023. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	VWAP — the volume-weighted average price for the applicable security for a particular period;

•

Equity Value — generally, the market value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company); and

•

Enterprise Value — generally, the market value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company), plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests), less the amount of cash and cash equivalents on its balance sheet.

Has / Gets Analysis. Houlihan Lokey compared (i) the implied per share equity value reference ranges of pre-mergers Amprius common stock (“Has”) to (ii) the implied per share equity value reference ranges of Amprius common stock pro forma for consummation of the mergers (“Gets”).

Houlihan Lokey calculated the “Gets” by taking the quotient of (i) the implied pre-mergers total equity value reference range, minus the estimated Holdco net debt (from the Holdco Estimates), minus the Amprius Transaction Expense Estimate, divided by (ii) the number of shares of Amprius common stock outstanding on a fully diluted basis pro forma for consummation of the mergers. The results of the analysis are as follows:

Selected Illustrative (Discount) / Premium (10.0%) – 10.0%
	“Has”	“Gets”
30-Day VWAP as of May 5, 2023 ($8.39)	$7.55 – 9.22	$7.71 – 9.40
Pubco Stock Price ($8.71)(1)	$7.84 – 9.58	$8.01 – 9.76

(1)	Reflects closing price per share of Amprius common stock as of March 31, 2023.

Gives / Gets Analysis. Houlihan Lokey compared (i) the implied aggregate value reference ranges of Amprius securities issuable to holders of Holdco securities in connection with the mergers (“Gives”) to (ii) the implied aggregate value reference ranges of shares of Amprius common stock held by Holdco, net of (a) the estimated Holdco net debt (pursuant to the Holdco Estimates) and (b) the Amprius Transaction Expense Estimate (“Gets”).

Houlihan Lokey calculated the “Gives” by multiplying (i) the implied per share base value reference range for Amprius’ common stock by (ii) the aggregate number of shares and share equivalents of Amprius’ common stock issued to holders of Holdco securities in connection with the mergers (with the number of Amprius’ common stock share equivalents determined by the number of Amprius options expected to be issued in connection with the mergers and based upon application of the treasury method). The results of the analysis are as follows (with values reflecting dollars in millions):

Selected Illustrative (Discount) / Premium (10.0%) – 10.0%
	“Gives”	“Gets”
30-Day VWAP as of May 5, 2023 ($8.39)	$475.6 – 584.7	$490.9 – 600.8
Pubco Stock Price ($8.71)(1)	$494.6 – 607.8	$510.0 – 624.1

(1)	Reflects closing price per share of Amprius common stock as of March 31, 2023.

Selected Downstream Merger Transaction Observations. Houlihan Lokey considered certain financial terms of certain precedent transactions involving downstream mergers. The financial data reviewed included (i) transaction value, which was calculated as the product of (a) the number of shares held by a parent company in its subsidiary immediately preceding the transaction, reduced for any applicable implied share discount, multiplied by (b) the unaffected subsidiary share price prior to announcement of the proposed transaction, and (ii) implied share discount, generally based on comparison of the number of subsidiary shares held by a parent company to the implied number of shares received by the parent company’s shareholders upon consummation of the transaction.

The selected transactions included the following:

Date Announced
Proposed Transaction(1)	Definitive Agreement	Parent	Subsidiary
11/18/2019	4/8/2020	Standard Diversified Inc.	Turning Point Brands, Inc.
6/10/2019(2)	9/9/2019	Privateer Holdings, Inc.	Tilray, Inc.
2/4/2008	12/9/2008	Smith Investment Company	A.O. Smith Corporation
4/27/2006	6/26/2006	Fidelity National Financial Inc.	Fidelity National Information Services, Inc.
11/28/2005(3)	11/28/2005	American BioScience, Inc.	American Pharmaceutical Partners, Inc.
3/29/2000	3/29/2000	Seagate Technology, Inc.	VERITAS Software Corporation
4/1/1997	4/1/1997	Durwood, Inc.	AMC Entertainment Inc.
4/21/1994(4)	4/21/1994	Petrie Stories Corporation	Toys “R” Us, Inc.

(1)	Reflects date of published indication of interest, intention to pursue reorganization transaction or other public announcement of contemplated transaction.
(2)

Implied share discount reflects pro rata distribution of interest in Tilray, Inc. to Privateer Holdings, Inc. shareholders based on ownership interests, subject to adjustments for transaction expenses and outstanding dilutive securities.

(3)

Implied share discount based on fact that shares American Bioscience, Inc. owned in American Pharmaceutical Partners, Inc. were exchanged for the same number of shares in American Pharmaceutical Partners, Inc.

(4)

Implied share discount based on shares issued in respect of shares in Toys “R” Us, Inc. in transaction over total Toys “R” Us, Inc. shares held by Petrie Stores Corporation. Additional shares also issued to Petrie Stores Corporation based on cash over market value of Toys “R” Us, Inc. shares.

The selected downstream merger transaction analysis indicated the following, compared to the nominal discount in the mergers of 2.0% and the effective discount implied by the mergers of 3.3%:

	Transaction Value	Implied Share Discount
Low	$256.0	0.0%
High	$15,579.6	14.6%
Median	$1,745.0	0.7%
Mean	$3,322.6	3.4%

Other Information

Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted solely for illustrative purposes, including, among other things, the following:

Illustrative Only Selected Companies Observations. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated calendar year 2025 (“CY 2025E”) revenue; and

•	Enterprise value as a multiple of estimated calendar year 2026 (“CY 2026E”) revenue.

The selected companies and resulting data were as follows:

Enterprise Value(1) to Revenue(2)
Selected Company	CY 2025E	CY 2026E
Enovix Corporation	10.3x	3.3x
FREYR Battery	0.7x	0.2x
QuantumScape Corporation	38.0x	40.0x
SES AI Corporation	0.4x	0.1x
Solid Power, Inc.	3.0x	1.3x

(1)	Based on publicly available financial information and the relevant company’s closing share price as of May 5, 2023.
(2)

Based on publicly available research analyst estimates with respect to the future financial performance of the selected companies, which has been calendarized to Amprius’ fiscal year end of December 31.

Houlihan Lokey compared these selected companies observations to (i) Amprius’ implied enterprise value as a multiple of CY 2025E revenue of 8.0x (based on the Pubco Stock Price of $8.71) and 7.7x (based on the VWAP of Amprius’ common stock for the 30-day period ended May 5, 2023), and (ii) Amprius’ implied enterprise value as a multiple of CY 2026E revenue of 1.6x (based on the Pubco Stock Price of $8.71 and the VWAP of Amprius’ common stock for the 30-day period ended May 5, 2023). The CY 2025E and CY 2026E revenue figures were based on publicly available research analyst estimates with respect to the future financial performance of Amprius.

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for Amprius’ common stock. This review indicated that for the 161 trading day period ended May 5, 2023, shares of Amprius’ common stock traded in a range between $4.34 and $14.38, as compared to the Pubco Stock Price of $8.71, which was the closing per share price of Amprius’ common stock as of March 31, 2023. Houlihan Lokey also reviewed certain historical VWAPs for Amprius’ common stock. The review indicated that on May 5, 2023 and for certain periods ended on May 5, 2023 set forth below, the daily VWAPs for Amprius’ common stock were as follows.

	1-Day	5-Day	10-Day	20-Day	1-Month	2 Month	3 Month	Post- Listing(1)
VWAP as of 5/5/2023	$8.82	$8.90	$9.05	$9.06	$9.00	$7.95	$7.82	$10.69

(1)	Based on the 161 trading day period ended May 5, 2023.

Miscellaneous

Houlihan Lokey was engaged by the special committee to act as its financial advisor in connection with the Transaction and provide financial advisory services, including an opinion to the special committee as to whether the Discounted Exchange Ratio provided for in the mergers pursuant to the merger agreement was fair to Amprius from a financial point of view. The special committee engaged Houlihan Lokey based on Houlihan Lokey’s experience, reputation and its independence from the parties. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Amprius has paid aggregate fees to Houlihan Lokey pursuant to its engagement by the special committee, equal to $850,000 for services performed prior to May 8, 2023 ($600,000 of which was paid to Houlihan Lokey for rendering the opinion). Houlihan Lokey will receive additional fees of $150,000 prior to or upon consummation of the mergers. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the mergers. Amprius has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in Holdco, Amprius, or any other party that may be involved in the mergers and their respective affiliates or security holders or any currency or commodity that may be involved in the mergers.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Holdco, Amprius, other participants in the mergers or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the participants in the mergers or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Amprius, other participants in the mergers or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Holdco, Amprius, other participants in the mergers or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Interests of Amprius Directors and Executive Officers in the Mergers

In considering the recommendation of the Amprius Board with respect to issuing shares of Amprius’ common stock as contemplated by the merger agreement and the other matters to be acted upon by Amprius’

stockholders at the Amprius special meeting, Amprius’ stockholders should be aware that certain members of the Amprius Board and certain of Amprius’ executive officers have interests in the mergers that may be different from, or in addition to, the interests of other Amprius stockholders. These interests may present them with actual or potential conflicts of interest, and these interests are described below.

Each of the special committee, Amprius Board and the Holdco Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the mergers, and to recommend, as applicable, that Amprius’ stockholders approve the proposals to be presented to Amprius’ stockholders for consideration at the Amprius special meeting as contemplated by this proxy statement/prospectus, and that Holdco’s stockholders sign and return the Holdco written consent as contemplated by this proxy statement/prospectus.

Ownership Interests in Amprius

The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for Proposal No. 1. The affirmative vote of holders of at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock is required for approval of Proposal No. 2. In addition, the affirmative vote of the holders of a majority of the outstanding Unaffiliated Shares is required to approve Proposal Nos. 1 and 2. The affirmative vote of the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter is required for approval of Proposal No. 3. Each of Proposal Nos. 1 and 2 are conditioned upon each other. Therefore, the mergers cannot be consummated without the Amprius Requisite Stockholder Approval of Proposal Nos. 1 and 2. Abstentions will have the same effect as votes “AGAINST” Proposal Nos. 1, 2 and 3. Broker non-votes will have the same effect as votes “AGAINST” Proposal Nos. 1 and 2. For Proposal No. 3, broker non-votes will have no effect and will not be counted towards the vote total.

The table below sets forth information regarding the beneficial ownership of Amprius’ common stock as of May 1, 2023 by (i) each person, or group of affiliated persons, known by Amprius to beneficially own more than 5% of Amprius’ common stock; (ii) each of Amprius’ named executive officers; (iii) each of Amprius’ directors; and (iv) all of Amprius’ executive officers and directors as a group. The table also includes in a separate column the shares of Amprius common stock or options to purchase Amprius common stock issuable in connection with the mergers in respect of shares of Holdco common stock or options to purchase Holdco common stock held by the respective directors, executive officers and entities.

Shares of Amprius common stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days of May 1, 2023 or issuable pursuant to restricted stock units, which are subject to vesting and settlement conditions expected to occur within 60 days of May 1, 2023, are deemed to be outstanding and to be beneficially owned by the person holding the stock option, warrant or restricted stock unit for the purpose of computing the percentage ownership of that person. However, these shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Amprius Shares Beneficially Owned		Number of Amprius Shares Issuable in Respect of Holdco Shares Beneficially Owned	Post-Closing Ownership in Amprius
Name of Beneficial Owner	Number	Percentage		Number	Percentage (Economic)	Percentage (Voting)
Greater than 5% Stockholders:
Amprius, Inc.(1)	65,515,552	77.1%	—	—	—	—
Kensington Capital Partners, LLC(2)	7,419,142	8.3%	—	7,419,142	9.0%	13.8%
Named Executive Officers and Directors:
Dr. Kang Sun(3)	1,770,587	2.0%	4,517,372	6,287,959	7.5%	11.4%
Sandra Wallach(4)	294,216	*	—	294,216	*	*
Jonathan Bornstein(5)	2,240,721	2.6%	184,455	2,425,176	3.0%	4.7%
Donald R. Dixon(6)	495,713	*	228,905	7,547,673	9.7%	15.4%
Kathleen Ann Bayless	—	—	—	—	—	—
Dr. Steven Chu(7)	100,713	*	352,800	453,513	*	*
Dr. Wen Hsieh(4)	95,713	*	—	95,713	*	*
Justin Mirro(8)	8,619,142	9.6%	—	8,619,142	10.5%	16.0%
All directors and executive officers as a group (9 persons)	14,476,487	15.1%	12,348,185	26,824,672	28.7%	41.5%

*	Represents less than 1%.
(1)

Certain directors and executive officers of Amprius own Holdco securities or options to purchase Holdco securities, and certain directors of Amprius are also directors of Holdco, but none of Amprius’ directors or executive officers are deemed to have or share beneficial ownership with respect to any shares of common stock owned by Holdco.

(2)

Consists of (i) 2,608,142 shares of Amprius common stock, (ii) 4,700,000 shares of Amprius common stock issuable upon the exercise of private warrants and (iii) 111,000 shares of Amprius common stock issuable upon the exercise of the PIPE warrants. Mr. Mirro, a director of Amprius, is the managing member of Kensington Capital Partners, LLC.

(3)

Consists of (i) 1,770,587 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023 and (ii) 4,517,372 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023.

(4)	Consists of shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023.
(5)

Consists of (i) 2,240,721 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023 and (ii) 184,455 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023.

(6)

Consists of (a) (i) 95,713 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 100,000 shares of Amprius common stock held by The Dixon Revocable Trust, of which Mr. Dixon is co-trustee, (iii) 100,000 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by The Dixon Revocable Trust, (iv) 96,267 shares of Amprius common stock held by Trident Capital Fund- VI, L.P. (“Trident Fund VI”), 96,267 shares of Amprius common stock issuable upon the exercise of PIPE warrants held by Trident Fund VI, (v) 3,733 shares of Amprius common stock held by Trident Capital Fund - VI Principals Fund, L.L.C. (“Trident Principals VI”) and (vi) 3,733 shares of Amprius common stock issuable upon the exercise of PIPE warrants held by Trident Principals VI and (b) (i) 6,568,313 shares of Amprius common stock issuable to Trident Fund VI in connection with the mergers and (ii) 254,742 shares of Amprius common stock issuable to Trident Principals VI in connection with the mergers. Trident Capital Management VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Mr. Dixon, chairman of the Amprius Board, and John Moragne are the managing members of TCM VI. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein.
(7)

Consists of (i) 95,713 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 2,500 shares of Amprius common stock, (iii) 2,500 shares of Amprius common stock issuable upon the exercise of PIPE warrants and (iv) 352,800 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023.

(8)

Consists of (i) 1,000,000 shares of Amprius common stock held by Mr. Mirro as trustee of the Justin E. Mirro Qualified Annuity Trust dated 6/27/20, (ii) 200,000 shares of Amprius common stock issuable upon exercise of private warrants held by Mr. Mirro, (iii) 2,608,142 shares of Amprius common stock held by Kensington Capital Partners, LLC, (iv) 4,700,000 shares of Amprius common stock issuable upon the exercise of private warrants held by Kensington Capital Partners, LLC and (v) 111,000 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by Kensington Capital Partners, LLC. Mr. Mirro is the managing member of Kensington Capital Partners, LLC. Mr. Mirro disclaims beneficial ownership of the shares held by Kensington Capital Partners, LLC except to the extent of his pecuniary interest therein.

Ownership Interests in Holdco

Certain of Amprius’ directors and executive officers or entities affiliated with them currently hold shares of Holdco’s capital stock, which such shares of capital stock will be converted into shares of Amprius’ common stock at the effective time. The table below sets forth the ownership of Holdco’s capital stock as of May 1, 2023 by Holdco’s directors and executive officers. The number of Amprius shares issuable in the mergers in respect of the listed number of Holdco shares will be adjusted based on the Discounted Exchange Ratio.

Directors and Executive Officers	Number of Shares of Capital Stock as of May 1, 2023
Executive Officers:
Dr. C. Ionel Stefan(1)	76,291
Non-Employee Directors:
Donald R. Dixon(2)	9,994,275

(1)	Consists of 76,291 shares of Holdco Class A common stock.
(2)

Consists of (i) 184,338 shares of Holdco Series B preferred stock held by Mr. Dixon, (ii) 140,074 shares of Holdco Series C preferred stock held by Mr. Dixon, (iii) 4,904,101 shares of Holdco Series A preferred stock held by Trident Fund VI, (iv) 3,177,407 shares of Holdco Series B preferred stock held by Trident Fund VI, (v) 1,227,326 shares of Holdco Series C preferred stock held by Trident Fund VI, (vi) 190,198 shares of Holdco Series A preferred stock held by Trident Principals VI, (vii) 123,231 shares of Holdco Series B preferred stock held by Trident Principals VI and (viii) 47,600 shares of Holdco Series C preferred stock held by Trident Principals VI. TCM VI is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Mr. Dixon and John Moragne are the managing members of TCM VI. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein.

Treatment of Holdco Equity Awards

Under the merger agreement and subject to the terms thereof, at the effective time, each outstanding and unexercised option to purchase shares of Holdco’s capital stock as of immediately prior to the effective time, whether or not vested, shall be converted into and become an option to purchase shares of Amprius’ common stock, in accordance with the terms and conditions of such Holdco option, immediately prior to the effective time.

Certain of Amprius’ directors and executive officers currently hold options to purchase shares of Holdco’s Class A common stock. The table below sets forth certain information with respect to such options. The number of Amprius shares underlying options issuable in the merger in exchange for the options to purchase Holdco Class A common stock listed below and the corresponding exercise prices will be adjusted based on the Discounted Exchange Ratio.

Option holder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Class A Common Stock Underlying Option as of May 1, 2023	Number of Vested Shares of Class A Common Stock Underlying Option as of May 1, 2023
Dr. Kang Sun	04/28/2014	04/28/2024	$0.65	1,211,930	1,211,930
	12/14/2016	12/14/2026	$0.68	292,321	292,321
	03/16/2017	03/16/2027	$0.43	60,000	60,000
	12/12/2017	12/12/2027	$0.43	300,000	300,000
	01/02/2019	01/02/2029	$1.69	300,000	300,000
	09/18/2020	09/18/2030	$1.73	1,393,713	1,393,713
	12/16/2021	12/16/2031	$2.55	2,844,212	2,844,212
Jonathan Bornstein	07/23/2013	07/23/2023	$0.60	216,416	216,416
	03/17/2015	03/17/2025	$0.68	5,000	5,000
	03/16/2017	03/16/2027	$0.43	40,000	40,000
Dr. C. Ionel Stefan	01/20/2015	01/20/2025	$0.68	5,000	5,000
	03/16/2017	03/16/2027	$0.43	60,000	60,000
	12/16/2021	12/16/2031	$2.55	201,110	201,110
Dr. Steven Chu	01/08/2014	01/08/2024	$0.65	250,000	250,000
	12/12/2017	12/12/2027	$0.43	250,000	250,000

Director Positions Following the Mergers

In connection with the mergers, there will be no change to the directors of Amprius. For a description of Amprius’ director compensation, see the section titled “Amprius’ Executive Compensation—Director Compensation” included elsewhere in this proxy statement/prospectus.

Interests of Holdco Directors and Executive Officers in the Mergers

In considering the recommendation of the Holdco Board with respect to adopting and approving the merger agreement, Holdco’s stockholders should be aware that certain members of the Holdco Board and certain executive officers of Holdco may have interests in the mergers that may be different from, or in addition to, the interests of other Holdco stockholders. Each of the special committee, the Amprius Board and the Holdco Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the mergers, and to recommend, as applicable, that Amprius’ stockholders approve the proposals to be presented to Amprius’ stockholders for consideration at the Amprius special meeting as contemplated by this proxy statement/prospectus, and that Holdco’s stockholders sign and return the Holdco written consent as contemplated by this proxy statement/prospectus.

Ownership Interests in Amprius

Certain of Holdco’s directors and executive officers or entities affiliated with them are beneficial owners of Amprius’ common stock. The table below sets forth information regarding the beneficial ownership of Amprius’ common stock as of May 1, 2023 by Holdco’s directors and executive officers. The table also includes in a separate column the shares of Amprius common stock issuable in connection with the mergers in respect of shares of Holdco capital stock and options to purchase Holdco common stock held by the respective directors, executive officers and entities.

Shares of Amprius common stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days of May 1, 2023 or issuable pursuant to restricted stock units, which are subject to vesting and settlement conditions expected to occur within 60 days of May 1, 2023, are deemed to be outstanding and to be beneficially owned by the person holding the stock option, warrant or restricted stock unit for the purpose of computing the percentage ownership of that person. However, these shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Amprius Shares Beneficially Owned		Number of Amprius Shares Issuable in Respect of Holdco Shares Beneficially Owned	Post-Closing Ownership in Amprius
Name of Beneficial Owner	Number	Percentage		Number	Percent age (Economic)	Percent age (Voting)
Dr. Kang Sun(1)	1,770,587	2.0%	4,517,372	6,287,959	7.5%	11.4%
William Deihl(2)	462,864	*	241,517	704,381	*	1.4%
Donald R. Dixon(3)	495,713	*	228,905	7,547,673	9.7%	15.4%
Dr. Steven Chu(4)	100,713	*	352,800	453,513	*	*
Dr. Yi Cui(5)	777,950	*	2,150,701	2,928,651	3.7%	5.9%
Dr. Wen Hsieh(6)	95,713	*	—	95,713	*	*
Alan Salzman(7)	400,000	*	6,823,055	7,223,055	9.3%	14.7%

*	Represents less than 1%.
(1)

Consists of (i) 1,770,587 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023 and (ii) 4,517,372 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023. Dr. Sun is Chief Executive Officer of Holdco and a member of the Holdco Board and Chief Executive Officer of Amprius and a member of the Amprius Board.

(2)

Consists of (i) 462,864 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023 and (ii) 241,517 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023. Mr. Deihl is Chief Financial Officer of Holdco.

(3)

Consists of (a) (i) 95,713 shares of Amprius’ common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 100,000 shares of Amprius’ common stock held by The Dixon Revocable Trust, of which Mr. Dixon is co-trustee, (iii) 100,000 shares of Amprius’ common stock issuable upon the exercise of PIPE warrants held by The Dixon Revocable Trust, (iv) 96,267 shares of common stock held by Trident Fund VI, 96,267 shares of common stock issuable upon the exercise of PIPE warrants held by Trident Fund VI, (v) 3,733 shares of common stock held by Trident Principals VI and (vi) 3,733 shares of common stock issuable upon the exercise of PIPE warrants held by Trident Principals VI. TCM VI is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI and (b) (i) 6,568,313 shares of Amprius common stock issuable to Trident Fund VI in connection with the mergers and (ii) 254,742 shares of Amprius common stock issuable to Trident Principals VI in connection with the mergers. Mr. Dixon, and John Moragne are the managing members of TCM VI. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein. Mr. Dixon is chairman of the Holdco Board and chairman of the Amprius Board.

(4)

Consists of (i) 95,713 shares of Amprius’ common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 2,500 shares of common stock, (iii) 2,500 shares of common stock issuable upon the exercise of PIPE warrants and (iv) 352,800 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023. Dr. Chu is a member of the Holdco Board and a member of the Amprius Board.
(5)

Consists of (i) 727,950 shares of the Amprius’ common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 25,000 shares of Amprius’ common stock held by the Yi Cui and Meng Sui Family Trust, of which Dr. Cui is co-trustee, (iii) 25,000 shares of Amprius’ common stock issuable upon the exercise of PIPE warrants held by the Yi Cui and Meng Sui Family Trust, of which Dr. Cui is co-trustee, (iv) 1,935,631 shares of Amprius common stock issuable to the Yi Cui and Meng Sui Family Trust in connection with the mergers, (v) 107,535 shares of Amprius common stock issuable to the Meng Sui 2022 Grantor Retained Annuity Trust, of which Dr. Cui is co-trustee and (vi) 107,535 shares of Amprius common stock issuable to the Yi Cui 2022 Grantor Retained Annuity Trust, of which Dr. Cui is co-trustee. Dr. Cui is a member of the Holdco Board.

(6)	Consists of shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023. Dr. Hsieh is a member of the Holdco Board and a member of the Amprius Board.
(7)

Consists of (i) 100,000 shares of Amprius common stock held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech II”), (ii) 100,000 shares Amprius common stock issuable upon the exercise of PIPE warrants held by VP CleanTech II, (iii) 100,000 shares of Amprius common stock held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP 2006”), (iv) 100,000 shares of Amprius common stock issuable upon the exercise of PIPE warrants held by VP 2006, (v) 3,970,981 shares of Amprius common stock issuable to VP CleanTech II in connection with the mergers and (vi) 3,252,074 shares of Amprius common stock issuable to VP 2006 in connection with the mergers. Alan Salzman is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner for VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner for VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech II and may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Mr. Salzman disclaims beneficial ownership of the shares held by VP 2006 and VP CleanTech II except to the extent of his pecuniary interest therein. Mr. Salzman is a member of the Holdco Board.

Ownership Interests in Holdco

Certain of Holdco’s directors or entities affiliated with them currently hold shares of Holdco’s capital stock, which such shares of capital stock will be converted into shares of Amprius’ common stock at the effective time. The table below sets forth the ownership of Holdco’s capital stock as of May 1, 2023 by Holdco’s directors. As of May 1, 2023, Holdco’s executive officers do not own any shares of Holdco’s capital stock. The number of Amprius shares issuable in the mergers in respect of the listed number of Holdco shares will reflect the application of the Discounted Exchange Ratio.

Directors	Number of Shares of Capital Stock as of May 1, 2023
Donald R. Dixon(1)	9,994,275
Dr. Yi Cui(2)	3,048,045
Alan Salzman(3)	9,669,863

(1)

Consists of (i) 184,338 shares of Holdco Series B preferred stock held by Mr. Dixon, (ii) 140,074 shares of Holdco Series C preferred stock held by Mr. Dixon, (iii) 4,904,101 shares of Holdco Series A preferred stock held by Trident Fund VI, (iv) 3,177,407 shares of Holdco Series B preferred stock held by Trident Fund VI, (v) 1,227,326 shares of Holdco Series C preferred stock held by Trident Fund VI, (vi) 190,198 shares of Holdco Series A preferred stock held by Trident Principals VI, (vii) 123,231 shares of Holdco Series B preferred stock held by Trident Principals VI and (viii) 47,600 shares of Holdco Series C preferred stock held by Trident Principals VI. TCM VI is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Mr. Dixon, chairman of the Amprius Board, and John Moragne are the managing members of TCM VI. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein.

(2)

Consists of (i) 152,402 shares of Holdco Class A common stock held by the Meng Sui 2022 Grantor Retained Annuity Trust, of which Dr. Cui is co-trustee, (ii) 152,402 shares of Holdco Class A common stock held by the Yi Cui 2022 Grantor Retained Annuity Trust, of which Dr. Cui is co-trustee and (iii) 2,743,241 shares of Holdco Class A common stock held by the Yi Cui and Meng Sui Family Trust, of which Dr. Cui is co-trustee.

(3)

Consists of (i) 3,056,579 shares of Holdco Series A preferred stock held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech II”), (ii) 1,650,319 shares of Holdco Series B preferred stock held by VP CleanTech II, (iii) 637,463 shares of Holdco Series C preferred stock held by VP CleanTech II, (iv) 2,037,720 shares of Holdco Series A preferred stock held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP 2006”), (v) 1,650,319 shares of Holdco Series B preferred stock held by VP 2006 and (vi) 637,463 shares of Holdco Series C preferred stock held by VP 2006. Mr. Salzman is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner for VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner for VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech II and may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Mr. Salzman disclaims beneficial ownership of the shares held by VP 2006 and VP CleanTech II except to the extent of his pecuniary interest therein.

Treatment of Holdco Equity Awards

Under the merger agreement and subject to the terms thereof, at the effective time, each outstanding and unexercised option to purchase shares of Holdco’s capital stock as of immediately prior to the first effective time, whether or not vested, shall be converted into and become an option to purchase shares of Amprius’ common stock, in accordance with the terms and conditions of such Holdco option, immediately prior to the effective time. Certain of Holdco’s directors and executive officers currently hold options to purchase shares of Holdco’s Class A common stock. The table below sets forth certain information with respect to such options. The number of Amprius shares underlying options issuable in the merger in exchange for the options to purchase Holdco Class A common stock listed below and the corresponding exercise prices will be adjusted based on the Discounted Exchange Ratio.

Option holder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Class A Common Stock Underlying Option as of May 1, 2023	Number of Vested Shares of Class A Common Stock Underlying Option as of May 1, 2023
Dr. Kang Sun(1)	04/28/2014	04/28/2024	$0.65	1,211,930	1,211,930
	12/14/2016	12/14/2026	$0.68	292,321	292,321
	03/16/2017	03/16/2027	$0.43	60,000	60,000
	12/12/2017	12/12/2027	$0.43	300,000	300,000
	01/02/2019	01/02/2029	$1.69	300,000	300,000
	09/18/2020	09/18/2030	$1.73	1,393,713	1,393,713
	12/16/2021	12/16/2031	$2.55	2,844,212	2,844,212
William Deihl(2)	10/22/2013	10/22/2023	$0.60	50,000	50,000
	12/9/2015	12/09/2025	$0.68	100,000	100,000
	3/16/2017	03/16/2027	$0.43	30,000	30,000
	6/26/2018	06/26/2028	$1.69	75,000	75,000
	12/16/2021	12/16/2031	$2.55	87,287	87,287
Dr. Steven Chu(3)	01/08/2014	01/08/2024	$0.65	250,000	250,000
	12/12/2017	12/12/2027	$0.43	250,000	250,000

(1)	Dr. Kang Sun is the Chief Executive Officer of Holdco and a member of the Holdco Board and Chief Executive Officer of Amprius and a member of the Amprius Board.

(2)	Mr. Deihl is Chief Financial Officer of Holdco.
(3)	Dr. Chu is a member of the Holdco Board and a member of the Amprius Board.

Indemnification and Insurance

Under the merger agreement, following the first effective time, Amprius must cause the surviving entity of the mergers to indemnify, defend and hold harmless and to provide advancement of expenses to, Holdco’s directors and officers in connection with any claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director or officer of Holdco prior to the first effective time, to the same extent such persons are indemnified or have the right to advancement of expenses by Holdco as of immediately prior to the first effective time. From and after the first effective time, Amprius will guaranty, and will cause the surviving entity of the mergers to honor, the covenants contained in the merger agreement. In addition, pursuant to the merger agreement, Amprius is obligated to honor the indemnification agreements between Holdco and certain stockholders that are affiliated with Holdco’s directors and officers.

Under the merger agreement, prior to the closing of the mergers, Holdco must obtain or have obtained (at Holdco’s sole cost and expense) a non-cancelable run-off directors and officers “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s policy as in effect on the date of the merger agreement), for a period of six years after the closing of the mergers to provide insurance coverage for events, acts or omissions occurring on or prior to the closing of the mergers for all persons who were directors or officers of Holdco on or prior to the closing of the mergers.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the certificate of incorporation of Amprius and amended and restated bylaws of Amprius, prior to the date of the merger agreement, Amprius had entered into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification of Amprius’ directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Amprius. Amprius believes that these certificate of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Holdco Stock Options

As of May 1, 2023, an aggregate of 9,956,990 shares of Holdco stock were issuable upon the exercise of outstanding stock options under Holdco’s 2008 Stock Plan, which we refer to as the “2008 Plan,” at a weighted-average exercise price of $1.50 per share. At the first effective time, each Holdco option that is outstanding and unexercised immediately prior to the first effective time under the 2008 Plan, as amended, whether or not vested, will be converted into and become an option to purchase shares of Amprius’ common stock. In connection with the mergers, the 2008 Plan will be terminated and no additional awards will be granted under the 2008 Plan thereafter.

Form of the Mergers

The merger agreement provides that at the first effective time, Merger Sub I will merge with and into Holdco, with Holdco surviving the first merger as a wholly owned subsidiary of Amprius, and promptly following the first merger, and as part of the same overall transaction, Holdco (as the surviving entity of the first merger, which we refer to as the “First-Step Surviving Corporation”) will merge with and into Merger Sub II.

Per Share Merger Consideration

At the first effective time:

•

each share of Holdco’s Class A common stock issued and outstanding immediately prior to the first effective time will automatically convert into the right to receive a number of Amprius common stock equal to the applicable Per Share Merger Consideration;

•

each share of Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time will automatically convert into the right to receive a number of Amprius non-voting common stock equal to the applicable Per Share Merger Consideration;

•	all shares of Holdco’s Class A common stock held in the treasury of Holdco will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•	all shares of Holdco’s Class B common stock held in the treasury of Holdco will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•

each share of Merger Sub I’s common stock issued and outstanding immediately prior to the first effective time will be converted into and exchanged for one share of common stock, par value $0.01 per share, of the First-Step Surviving Corporation;

•

each option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will convert at the first effective time into an option to purchase a number of Amprius common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Holdco’s common stock subject to such Holdco option immediately prior to the first effective time and (y) the Discounted Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Holdco option immediately prior to the first effective time divided by (B) the Discounted Exchange Ratio. Except as specifically provided above, following the first effective time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Holdco option immediately prior to the first effective time; and

•

each Holdco warrant issued and outstanding immediately prior to the first effective time will be canceled and will automatically be replaced, without any further action required on the part of the holder, with warrants solely in book-entry form, representing thereafter the right to receive on a net exercise basis a number of shares of Amprius’ common stock equal to (x) the Discounted Exchange Ratio multiplied by the number of shares of Holdco’s Class A common stock underlying such Holdco warrant minus (y) the aggregate exercise price of such Holdco warrant divided by Amprius’ stock price of $8.71, rounded to the nearest whole share.

Holdco and Amprius agree and acknowledge that simultaneous with the first effective time, all Amprius common stock shares owned by Holdco will be deemed terminated and cancelled for no additional consideration.

The merger agreement provides that, at the second effective time, by virtue of the second merger: (i) each share of common stock of the First-Step Surviving Corporation issued and outstanding immediately prior to the second effective time will be cancelled and cease to exist without any conversion thereof or payment therefor; and (ii) the membership interests of Merger Sub II outstanding immediately prior to the second effective time will be converted into and become the membership interests of the surviving entity, which will constitute 100% of the outstanding equity interests of the surviving entity. From and after the second effective time, the membership interests of Merger Sub II will be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Following the mergers, Amprius’ stockholders (other than Holdco) will continue to own and hold their existing shares of Amprius common stock, and all outstanding and unexercised warrants and options to purchase shares of Amprius’ common stock will remain in effect pursuant to their terms. It is expected that, based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”, immediately after the mergers, (i) Holdco’s stockholders as of immediately prior to the first effective time will own approximately 75% of the outstanding capital stock of Amprius, comprised of 60% of Amprius’ common stock and 100% of Amprius’ non-voting common stock, as compared to the 77% of Amprius’ common stock currently held by Holdco, (ii) the percentage of Amprius’ outstanding capital stock held by current stockholders (other than Holdco) will increase from approximately 23% before the mergers to 25% immediately after the mergers and (iii) the directors and officers of Amprius, all of whom are expected to continue to be the directors and executive officers of the combined organization following the closing of the mergers, will collectively beneficially own 14% of the outstanding capital stock of Amprius, which is expected to represent 22% of the voting power of Amprius, as none of the shares owned by the directors and executive officers of Amprius will be non-voting common stock.

There will be no adjustment to the total number of shares of Amprius’ common stock that Holdco’s stockholders will be entitled to receive for changes in the market price of Amprius’ common stock. Accordingly, the market value of the shares of Amprius’ common stock issued pursuant to the mergers will depend on the market value of the shares of Amprius’ common stock at the time the mergers close, and could vary significantly from the market value on the date of this proxy statement/prospectus.

The merger agreement provides that, at the closing, Amprius will instruct an exchange agent to reserve and allocate, for the benefit of Holdco’s stockholders, the number of Amprius common stock and Amprius non-voting common stock sufficient to deliver the aggregate Per Share Merger Consideration payable (the “Exchange Fund”). Amprius must cause the exchange agent, pursuant to irrevocable instructions, to allocate the Per Share Merger Consideration out of the Exchange Fund in accordance with the merger agreement. All shares deposited will not be certificated and will be represented in book-entry form.

As promptly as practicable after the first effective time, Amprius must cause the exchange agent to mail to each holder of record of shares of Holdco common stock which were converted pursuant to the merger agreement into the right to receive the applicable portion of the Per Share Merger Consideration: a letter of transmittal, which will be in a form reasonably acceptable to Amprius and Holdco and will specify (i) that delivery will be effected, and risk of loss and title to the certificates evidencing such shares of capital stock of Holdco, if any, will pass, only upon proper delivery of the certificates to the exchange agent or confirmation of cancellation of such certificates in a form reasonably acceptable to Amprius and the exchange agent; and (ii) instructions for use in effecting the surrender of the certificates, if any, pursuant to the letter of transmittal. Until surrendered as contemplated by the merger agreement, each certificate entitled to receive the applicable Per Share Merger Consideration in accordance with the merger agreement will be deemed at all times after the first effective time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the merger agreement.

The merger agreement provides that the Per Share Merger Consideration payable upon conversion of Holdco common stock in accordance with the terms hereof will be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Holdco common stock.

The Per Share Merger Consideration will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Amprius common stock and Amprius non-voting shares occurring on or after the date of the merger agreement and prior to the first effective time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of Holdco).

Effective Time of the Mergers

The merger agreement requires the parties to consummate the first merger as promptly as practicable (and in any event no later than five business days) after all of the conditions to the consummation of the mergers contained in the merger agreement are satisfied or waived. The first merger will become effective upon the filing of a first certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Amprius and Holdco and specified in the first certificate of merger, and which time is referred to herein as the first effective time. Promptly after the first effective time, but in all cases within three business days, the second merger will become effective by filing a second certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Amprius and Holdco and specified in the second certificate of merger, and which time is referred to herein as the “second effective time.” Neither Amprius nor Holdco can predict the exact timing of the consummation of the mergers.

Regulatory Approvals

In the United States, Amprius must comply with applicable federal and state securities laws and the rules and regulations of NYSE in connection with the issuance of shares of Amprius’ common stock and the filing of this proxy statement/prospectus with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus is a part has not become effective.

Each of the parties to the merger agreement must use its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Holdco as set forth in the merger agreement necessary for the consummation of the transactions and to fulfill the conditions to the mergers.

Tax Treatment of the Mergers

Amprius and Holdco intend for the mergers to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Amprius and Holdco have agreed to use their reasonable best efforts to cause the mergers to qualify as a reorganization under Section 368(a)(1)(A) of the Code, and to not take, or fail to take, any actions that could reasonably be expected to cause the mergers to fail to so qualify. For a description of certain of the considerations regarding U.S. federal tax consequences of the mergers, see the section titled “The Mergers—Material U.S. Federal Income Tax Consequences of the Mergers” below.

Material U.S. Federal Income Tax Consequences of the Mergers

The following discussion is a summary of the material U.S. federal income tax consequences of the mergers to U.S. Holders (as defined below) who exchange their Holdco common stock for Amprius common stock in the mergers, but does not purport to be a complete analysis of all potential tax effects of the mergers. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Neither Amprius nor Holdco has sought or intends to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the tax consequences of the mergers contrary to that discussed below. This discussion assumes that the mergers will be consummated in accordance with the merger agreement and as described in this proxy statement/prospectus.

This discussion is limited to U.S. Holders that hold Holdco common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, as property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the additional Medicare tax on net investment income. In addition, it does not address tax consequences relevant to Holdco stockholders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Holdco common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, mutual funds and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	persons for whom Holdco common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Holdco common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Holdco common stock under the constructive sale provisions of the Code;

•	persons who acquired their Holdco common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons who acquired their Holdco common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	persons who hold or received Holdco common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons who hold their Holdco common stock through tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Holdco common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Holdco common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGERS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Holdco common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders of Holdco Common Stock

The mergers more likely than not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

Neither Amprius nor Holdco intends to obtain a ruling from the IRS with respect to the tax consequences of the mergers. If the IRS were to successfully challenge the tax-free “reorganization” status of the mergers, the tax consequences would differ materially from those described in this proxy statement/prospectus.

Assuming the mergers qualify as a tax-free “reorganization” under Section 368(a) of the Code, the tax consequences to U.S. Holders of Holdco common stock will be as follows:

•

a U.S. Holder of shares of Holdco common stock generally more likely than not will not recognize any gain or loss upon the exchange of shares of Holdco common stock for shares of Amprius common stock in the mergers;

•

a U.S. Holder of shares of Holdco common stock will have an aggregate tax basis in the shares of Amprius common stock received in the mergers equal to the aggregate tax basis of the shares of Holdco common stock surrendered in exchange therefor;

•

a U.S. Holder of shares of Holdco common stock will have a holding period for the shares of Amprius common stock received in the mergers that includes its holding period for its shares of Holdco common stock surrendered in exchange therefor;

•

if a U.S. Holder of shares of Holdco common stock acquired different blocks of shares of Holdco common stock at different times or at different prices, the shares of Amprius common stock received in the mergers will be allocated pro rata to each block of shares of Holdco common stock, and the basis and holding period of such shares of Amprius common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Holdco common stock exchanged for such shares of Amprius common stock.

Tax Consequences if the Merger Fails to Qualify as a Reorganization

If the mergers do not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of Holdco common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Holdco common stock surrendered in the mergers in an amount equal to the difference between the fair market value, at the time of the mergers, of the Amprius common stock received in the mergers and such U.S. Holder’s tax basis in the Holdco common stock surrendered in the mergers. Gain or loss must be calculated separately for each block of Holdco common stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Holdco common stock exceeds one year at the effective time. Under current law, long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Amprius common stock received in the mergers would be equal to the fair market value thereof as of the effective time, and such U.S. Holder’s holding period in such shares would begin on the day following the mergers.

Compliance and Recordkeeping

Assuming the mergers qualify as a tax-free “reorganization” under Section 368(a) of the Code, current Treasury Regulations require each U.S. Holder who receives shares of Amprius common stock in the mergers to retain permanent records pertaining to the mergers, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, certain U.S. Holders who are “significant holders” of Holdco common stock (generally, a U.S. Holder that owns at least 1% of the outstanding Holdco common stock or has a basis in Holdco non-stock securities of at least $1,000,000 immediately before the mergers) must comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the mergers occur setting forth certain information with respect to the transaction. Such statement must include the U.S. Holder’s tax basis in such holder’s Holdco common stock surrendered in the mergers, the fair market value of such stock, the date of the mergers and the name and employer identification number of each of Holdco and Amprius. U.S. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement.

U.S. HOLDERS OF HOLDCO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGERS AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

NYSE Listing

Amprius’ common stock currently is listed on NYSE, under the symbol “AMPX.” Amprius has agreed to use commercially reasonable efforts to:

•	maintain its existing listing on NYSE; and

•	to cause the shares of Amprius common stock to be issued in connection with the mergers to be approved for listing on the NYSE.

In addition, under the merger agreement, each party’s obligation to complete the mergers is subject to the satisfaction or waiver by each of the parties, at or prior to the mergers, of various conditions, including that the shares of Amprius’ common stock to be issued in the mergers shall have been approved for listing on the NYSE as of the closing of the mergers.

Anticipated Accounting Treatment

The mergers will be accounted for as an equity reorganization of Amprius under which the stockholders of Holdco become direct stockholders of Amprius. Pursuant to the merger agreement, Holdco stockholders will exchange their shares in Holdco for shares in Amprius. At the time of the mergers, it is expected that Holdco’s only material assets are the 65,515,552 shares of Amprius common stock and that Holdco has no material liabilities which would be required to be disclosed in its financial statements.

Appraisal Rights

If the first merger is completed, Holdco’s stockholders and beneficial owners of shares of Holdco’s capital stock who continuously hold shares through the effective date of the first merger, who properly demand the appraisal of their shares, who do not vote in favor of, or deliver a written consent approving, the mergers and the merger agreement, and who otherwise comply with the requirements of Section 262 of the DGCL, which we refer to as “Section 262,” are entitled to appraisal rights under Section 262 in connection with the first merger. Holders of Amprius common stock are not entitled to appraisal rights under Delaware law or other appraisal rights in connection with the mergers.

All references in Section 262 and in this summary to a (i) “stockholder” or “holder of record” are to the record holder of shares of Holdco capital stock, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Holdco capital stock held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

The discussion below is not a complete summary regarding the appraisal rights of Holdco’s stockholders and beneficial owners of Holdco capital stock under Delaware law and is qualified in its entirety by reference to the text of Section 262, which is attached to this proxy statement/prospectus as Annex E. Stockholders and beneficial owners intending to exercise appraisal rights should carefully review the text of Section 262. Failure to follow precisely any of the statutory procedures set forth in Section 262 may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Holdco’s stockholders or beneficial owners of Holdco capital stock exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is approved by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving company, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights, if any, of the approval of the merger and that appraisal rights are available. The notice may, and, if given on or after the effective date of the merger, must, also notify each such stockholder of the effective date of the merger.

If the first merger is completed, within 10 days after the effective date of the first merger, Holdco (as the surviving company) or Merger Sub II (as the surviving entity in the second merger) will notify the persons entitled to appraisal rights, if any, that the mergers have been approved, the effective date of the mergers and that appraisal rights are available. Any person who is entitled to appraisal rights and desires to exercise their appraisal rights must deliver a written demand for appraisal to Holdco (or Merger Sub II, as applicable) within 20 days after the date of mailing of that notice, and such person must not have delivered a written consent approving the mergers. A demand for appraisal will be sufficient if it reasonably informs Holdco (or Merger Sub II, as applicable) of the identity of the person making such demand and that such person intends thereby to demand appraisal of his, her or its shares of Holdco capital stock. A demand for appraisal made by a beneficial owner must additionally reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by Holdco (or Merger Sub II, as applicable) and to be set forth on the verified list (as defined below). Failure to deliver a written consent approving the mergers will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Amprius, Inc., 1180 Page Avenue, Fremont, California 94538, Attention: Chief Financial Officer. ALL DEMANDS MUST BE RECEIVED BY HOLDCO (OR MERGER SUB II, AS APPLICABLE) WITHIN TWENTY (20) DAYS AFTER THE DATE HOLDCO (OR MERGER SUB II, AS APPLICABLE) MAILS A NOTICE TO PERSONS ENTITLED TO APPRAISAL RIGHTS, IF ANY, NOTIFYING THEM THAT THE MERGERS HAVE BEEN APPROVED AND THAT APPRAISAL RIGHTS ARE AVAILABLE.

If a Holdco stockholder or beneficial owner of Holdco capital stock fails to deliver a written demand for appraisal within the time period specified above, such person will be entitled to receive the merger consideration for such person’s shares of Holdco capital stock as provided for in the merger agreement but will have no appraisal rights with respect to his, her or its shares of Holdco’s capital stock.

At any time within 60 days after the first effective time, any person who has delivered a written demand for appraisal but has neither commenced an appraisal proceeding nor joined an appraisal proceeding as a named party has the right to withdraw such person’s demand and accept the terms of the first merger by delivering a written withdrawal to Holdco (or Merger Sub II, as applicable). If, following a demand for appraisal, a person who has demanded appraisal has withdrawn such person’s demand for appraisal in accordance with Section 262, such person will have the right to receive the merger consideration, without interest, for such person’s shares of Holdco capital stock.

Within 120 days after the first effective time, any person who has delivered a demand for appraisal in accordance with Section 262 and who is entitled to appraisal rights thereunder will, upon written request to Holdco (or Merger Sub II, as applicable), be entitled to receive a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares. This statement will be given within 10 days after a written request therefor is received by the surviving company or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the first effective time, either the surviving company or any person who has delivered a demand for appraisal in accordance with, and otherwise complied with, Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by any person other than the surviving company, service of a copy of the petition must be made upon the surviving company. The surviving company has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and neither Holdco (as the surviving company in the first merger) nor Merger Sub II (which is expected to be the surviving company after both mergers have been completed) has any present intent to file a petition in the Delaware Court of Chancery in respect of any demands for appraisal arising in connection with the mergers. Accordingly, it is the obligation of stockholders and beneficial owners of Holdco capital stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Holdco capital stock within the period prescribed in Section 262.

If a petition for appraisal is duly filed by a stockholder or a beneficial owner of Holdco capital stock and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving company. We refer to this list as the “verified list.” The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving company and to the persons shown on the verified list. At the hearing on the petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the persons who have demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.

After determination of the persons entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares, taking into account all relevant factors. This value will be exclusive of any element of value arising from the accomplishment or expectation of the mergers but may include interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the first effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the first effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving company may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners of shares of Holdco’s capital stock should be aware that the fair value of such person’s shares as determined under Section 262 could be more than, the same as, or less than the value that such person is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the parties by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of those expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any person who has demanded appraisal rights will not, after the first effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distributions on those shares, other than dividends or other distributions payable to stockholders of record at a date prior to the first effective time; however, if no petition for appraisal is filed within 120 days after the first effective time, or if the person delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the mergers within 60 days after the first effective time, then the right of that person to appraisal will cease and that person will be entitled to receive the merger consideration for shares of his, her or its Holdco capital stock pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders and beneficial owners of Holdco capital stock who may wish to dissent from the mergers and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The merger agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Amprius, Holdco or the Merger Subs. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the mergers and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Amprius and the Merger Subs, on the one hand, and Holdco, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in a confidential disclosure letter provided by Holdco to Amprius in connection with signing the merger agreement. While Amprius and Holdco do not believe that this disclosure letter contains information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure letter does contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Amprius or Holdco, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Amprius, the Merger Subs and Holdco and are modified by the disclosure letter.

General

Under the merger agreement, at the first effective time, Merger Sub I will merge with and into Holdco, with Holdco surviving the first merger as a wholly owned subsidiary of Amprius, and promptly following the first merger, and as part of the same overall transaction, Holdco, as the First-Step Surviving Corporation will merge with and into Merger Sub II with Merger Sub II surviving the second merger as the surviving entity.

Merger Consideration and Conversion of Securities

Prior to the first effective time, (i) each share of Holdco’s voting preferred stock issued and outstanding as of such time will automatically convert into one share of Holdco’s Class A common stock and (ii) each share of Holdco non-voting preferred stock issued and outstanding as of such time will automatically convert into one share of Holdco’s Class B common stock.

At the first effective time, by virtue of the first merger, each share of Holdco’s Class A common stock and Holdco’s Class B common stock issued and outstanding immediately prior to the first effective time (excluding certain shares to be canceled pursuant to the merger agreement and shares held by stockholders who have exercised and perfected appraisal rights) will be automatically converted into the right to receive the applicable portion of the Per Share Merger Consideration to be calculated in accordance with the Discounted Exchange Ratio. Based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”, it is expected that the Per Share Merger Consideration will be comprised of 29,363,779 shares of Amprius’ common stock and 28,606,816 shares of Amprius’ non-voting common stock. Pursuant to the merger agreement, at the first effective time, each option to purchase Holdco stock that is outstanding immediately prior to the first effective time, whether vested or unvested, will be converted into an option to purchase a number of shares of Amprius’ common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Holdco’s Class A common stock subject to such Holdco option immediately prior to the first effective time and (y) the Discounted

Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Holdco option immediately prior to the first effective time divided by (B) the Discounted Exchange Ratio. In addition, each Holdco warrant to purchase Holdco’s stock outstanding immediately prior to the first effective time will be canceled and automatically replaced, without any further action required on the part of the holder, with warrants representing the right to receive, on a net exercise basis, a number of shares of Amprius’ common stock equal to (x) the Discounted Exchange Ratio multiplied by the number of shares of Holdco’s Class A common stock underlying such Holdco warrant, minus (y) the aggregate exercise price of such Holdco warrant divided by $8.71, rounded to the nearest whole share.

At the second effective time, by virtue of the second merger, (i) each share of Holdco (as the First-Step Surviving Corporation) common stock issued and outstanding immediately prior to the second effective time will be cancelled and cease to exist and (ii) the membership interests of Merger Sub II outstanding immediately prior to the second effective time will be converted into and become the membership interests of the surviving entity, which will constitute 100% of the outstanding interests of the surviving entity.

The “Per Share Merger Consideration” means, (a) with respect to each share of Holdco’s Class A common stock (including any such shares outstanding as a result of the conversion of each share of Holdco’s voting preferred stock (comprised of Holdco’s Series A preferred stock, Series B preferred stock, Series C preferred stock and Series E-2 preferred stock) in the conversion prior to the first effective time), the right to receive the number of Amprius common stock shares equal to the Discounted Exchange Ratio and (b) with respect to each share of Holdco’s Class B common stock (including any such shares outstanding as a result of the conversion of each share of Holdco’s non-voting preferred stock (comprised of Holdco’s Series B-NV preferred stock, Series C-NV preferred stock, Series D-1 preferred stock, Series E preferred stock and Series E-1 preferred stock) in the conversion prior to the first effective time), the right to receive the number of Amprius non-voting shares equal to the Discounted Exchange Ratio.

The “Discounted Exchange Ratio” under the merger agreement is calculated by multiplying 0.98 by the “Exchange Ratio.” The Exchange Ratio under the merger agreement is calculated by obtaining the result of the following formula (rounded down to two decimal places):

((A x B) + C + D) ÷ E
B

where

A = The total number of Amprius shares owned by Holdco, which is 65,515,552.

B = $8.71.

C = The aggregate exercise price of all options to purchase Holdco’s common stock options (whether vested or unvested) and all the Holdco warrants to the extent issued and outstanding as of immediately prior to the first effective time, which we assume to be $14,709,223.25.

D = cash and cash equivalents held by Holdco, which was $132,191 as of the date of the merger agreement, minus (i) indebtedness of Holdco, which we assume there is none and (ii) outstanding expenses incurred by Holdco in the mergers, which we assume to be $380,000.

E = The total number of fully-diluted shares of Holdco, which was 92,143,424 shares as of the date of the merger agreement.

The merger agreement provides that, at the closing, Amprius will instruct an exchange agent to reserve and allocate, for the benefit of Holdco’s stockholders, the number of shares of Amprius common stock and Amprius non-voting common stock sufficient to deliver the aggregate Per Share Merger Consideration payable (the “Exchange Fund”). Amprius must cause the exchange agent, pursuant to irrevocable instructions, to allocate the Per Share Merger Consideration out of the Exchange Fund in accordance with the merger agreement. All shares deposited will not be certificated and will be represented in book-entry form.

As promptly as practicable after the first effective time, Amprius will cause the exchange agent to mail to each holder of record of shares of Holdco common stock which were converted pursuant to the merger agreement into the right to receive the applicable portion of the Per Share Merger Consideration: a letter of transmittal, which shall be in a form reasonably acceptable to Amprius and Holdco and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of capital stock of Holdco, if any, shall pass, only upon proper delivery of the certificates to the exchange agent or confirmation of cancellation of such certificates in a form reasonably acceptable to Amprius and the exchange agent; and (ii) instructions for use in effecting the surrender of the certificates, if any, pursuant to the letter of transmittal. Until surrendered as contemplated by the merger agreement, each certificate entitled to receive the applicable Per Share Merger Consideration in accordance with the merger agreement shall be deemed at all times after the first effective time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the merger agreement.

The merger agreement provides that, the Per Share Merger Consideration payable upon conversion of Holdco common stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Holdco common stock.

The Per Share Merger Consideration will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Amprius common stock and Amprius non-voting common stock occurring on or after the date of the merger agreement and prior to the first effective time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of Holdco).

Amended and Restated Certificate of Incorporation of Amprius

Amprius shall solicit stockholder approval for purposes of adopting and approving the proposed charter at the special meeting. Amprius shall have filed the proposed charter no later than immediately prior to the first effective time.

Conditions to the Completion of the Mergers

Each party’s obligation to complete the mergers is subject to the satisfaction or waiver by each of the parties to the merger agreement, at or prior to the closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order with respect to the registration statement that has not been withdrawn;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions, including the mergers, illegal or otherwise prohibiting consummation of the transactions;

•	all necessary consents, approvals and authorizations (as described in Holdco’s disclosure schedules to the merger agreement) must have been obtained from and made with all governmental authorities;

•	all necessary regulatory filings must have been obtained and all consents, approvals and authorizations pursuant to such filings must have been obtained from the appropriate governmental authorities;

•	the affirmative vote of the:

•

majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter to approve Proposal No. 1;

•	holders of at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock for Proposal No. 2; and

•	holders of a majority of the Unaffiliated Shares for Proposal Nos. 1 and 2.

•	the shares of Amprius’ common stock to be issued in the merger pursuant to the merger agreement must have been approved for listing, subject to official notice of issuance, on NYSE;

•

all required filings under the HSR Act must have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions under the HSR Act must have expired or been terminated, and any pre-closing approvals or clearances reasonably required thereunder must have been obtained; and

•	Amprius must have filed the proposed charter and adopted the proposed bylaws.

In addition, the obligation of Amprius and the Merger Subs to complete the mergers is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of Holdco regarding certain matters related to due organization and qualification, subsidiaries, authority, organizational documents, capitalization, CFIUS and brokers of Holdco in the merger agreement must be true and correct in all material respects on the closing date of the mergers as though made on the closing date of the mergers (without giving effect to any references therein to any Holdco material adverse effect or other materiality qualifications), except if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the remaining representations and warranties of Holdco in the merger agreement must be true and correct on the closing date of the mergers as though made on the closing date of the mergers or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in where the failure to be so true and correct, taken as a while, would not reasonably be expected to have a Holdco material adverse effect (without giving effect to any references therein to any Holdco material adverse effect or other materiality qualifications);

•

Holdco must have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the first effective time;

•	Holdco must have effected the conversion of Holdco’s preferred stock and Holdco’s non-voting preferred stock into shares of Holdco’s common stock prior to the first effective time;

•	certain investor agreements with holders of Holdco’s capital stock shall have been terminated;

•	Amprius shall have received each of the following, which must be in full force and effect:

•	an officer’s certificate certifying as to the satisfaction of certain conditions;

•

a certification that shares of Holdco common stock are not “United States real property interests” under Section 897(c) of the Code, together with a notice to the IRS (which must be filed by Amprius with the IRS following the closing) in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2);

•	the allocation certificate;

•	payoff letters with respect to any and all Holdco indebtedness;

•	evidence the release of all Holdco liens; and

•

a tax opinion from Wilson Sonsini Goodrich & Rosati that the mergers, taken together as an integrated transaction, are more likely than not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

•	no Holdco material adverse effect shall have occurred between the date of the merger agreement and the closing of the mergers;

•	the Holdco written consents evidencing the Holdco Requisite Stockholder Approval shall be in full force and effect; and

•

no outstanding capital stock of Holdco shall have sought to, or continue to have a right to seek, appraisal, dissenters’, or similar rights under applicable law with respect to their capital stock of Holdco by virtue of the mergers.

In addition, the obligation of Holdco to complete the mergers is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of Amprius and the Merger Subs regarding certain matters related to due organization, authority, capitalization, and brokers of Amprius and Merger Subs in the merger agreement must be true and correct in all material respects on the closing date of the mergers as though made on the closing date of the mergers (without giving effect to any references therein to any Amprius material adverse effect or other materiality qualifications), except if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the remaining representations and warranties of Amprius and the Merger Subs in the merger agreement must be true and correct on the closing date of the mergers as though made on the closing date of the merger or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in where the failure to be so true and correct, taken as a while, would not reasonably be expected to have an Amprius material adverse effect (without giving effect to any references therein to any Amprius material adverse effect or other materiality qualifications);

•

Amprius and the Merger Subs must have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the first effective time; and

•	Holdco shall have received each of the following, which must be in full force and effect:

•	an officer’s certificate certifying as to the satisfaction of certain conditions; and

•

a tax opinion from Baker & McKenzie LLP that the mergers, taken together as an integrated transaction, will more likely than not qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

Representations and Warranties

The merger agreement contains customary representations and warranties of Amprius, Merger Subs and Holdco for a transaction of this type relating to, among other things:

•	corporate organization and qualification;

•	organizational documents;

•	capitalization;

•	authority to enter into the merger agreement and the related agreements;

•	no conflict;

•	required filings and consents;

•	compliance;

•	votes required for completion of the mergers and approval of the proposals that will come before the Amprius special meeting and that will be the subject of the Holdco written consent;

•	brokers; and

•	tax matters.

The merger agreement contains further customary representations and warranties of Amprius and Merger Subs for a transaction of this type relating to, among other things:

•	the Amprius special committee approval and Amprius board approval of the mergers and the merger agreement;

•	Merger Sub I’s board approval of the mergers and the merger agreement and votes required for Merger Sub I’s stockholders’ approval;

•	Merger Sub II’s managing member’s approval of the merger and the merger agreement and votes required for Merger Sub II’s members’ vote;

•	SEC filings and Sarbanes-Oxley; and

•	no prior operations of Merger Subs.

The merger agreement contains further customary representations and warranties of Holdco for a transaction of this type relating to, among other things:

•	subsidiaries;

•	financial statements;

•	absence of material changes or events;

•	absence of litigation;

•	real property;

•	intellectual property rights;

•	material contracts;

•	permits and restrictions;

•	votes required for Holdco’s board approval of the merger agreement and completion of the mergers;

•	employee and labor matters and benefit plans;

•	insurance;

•	exchange act requirements;

•	transactions with interested parties;

•	compliance with regulations by the Committee on Foreign Investment; and

•	compliance with anti-bribery laws.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the mergers, but their accuracy forms the basis of one of the conditions to the obligations of Amprius, Merger Subs and Holdco to complete the mergers.

Change in Board Recommendation

At any time prior to the proper approval of Proposal Nos. 1 and 2 at the Amprius special meeting, Amprius must not change the Amprius board recommendation that Amprius’ stockholders vote “FOR” Proposal Nos. 1 and 2, subject to the fiduciary duties of the board of directors of Amprius and the Amprius special committee in the case of an Intervening Event (as defined below).

An “Intervening Event” means an event with respect to Holdco that (a) occurs or arises after the execution and delivery of the merger agreement, (b) was not known by or reasonably foreseeable to the Amprius board of directors and the Amprius special committee as of the execution and delivery of the merger agreement, and (c) first becomes known to the Amprius board of directors and the Amprius special committee after the execution and delivery of the merger agreement and any time prior to the time that Amprius’ stockholders affirmatively vote to approve and adopt the merger agreement and the mergers.

Meetings of Stockholders

Amprius is obligated under the merger agreement to, for the purpose of seeking approval of Proposal Nos. 1 and 2, use its reasonable best efforts to hold the Amprius stockholders’ meeting as soon as practicable after the date on which the registration statement of which this proxy statement/prospectus forms a part becomes effective under the Securities Act (but in any event no later than thirty days after the date on which this proxy statement/prospectus/information statement is mailed to stockholders of Amprius).

Covenants; Conduct of Business Pending the Mergers

Holdco agrees that, between the date of the merger agreement and the first effective time or the earlier termination of the merger agreement, except as expressly contemplated by the merger agreement or any of its ancillary agreements, permitted in Holdco’s disclosures to the merger agreement, or as required by applicable law, unless Amprius shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Holdco shall conduct its business in the ordinary course of business. Holdco has agreed that, except as expressly contemplated by the merger agreement or any of its ancillary agreements, or as permitted in Holdco’s disclosures to the merger agreement, Holdco must not, between the date of the merger agreement and the first effective time or the earlier termination of the merger agreement, directly or indirectly, take any action (including entering into any agreement or understanding to take any action) that is not specifically contemplated by the merger agreement without the prior written consent of Amprius (which consent shall not be unreasonably conditioned, withheld or delayed), or do the following:

•	amend or otherwise change its certificate of incorporation or bylaws;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of any class of capital stock of Holdco, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Holdco; provided, however, that the exercise or settlement of any Holdco options or grants of Holdco options, within the limits of Holdco’s option plan share reserve and prior to the final determination of the exchange ratio shall not require the consent of Amprius;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of any Holdco owned shares of Amprius common stock or other material assets of Holdco;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

•	hire, terminate or change the compensation of, any employee, consultant or service provider;

•	materially amend, other than reasonable and usual amendments in the ordinary course of business or as required by GAAP, its accounting policies or procedures;

•

make any material tax election, amend a material tax return or settle or compromise any material U.S. federal, state, local or non-U.S. income tax liability, in each case, except in the ordinary course of business consistent with past practice;

•

engage in any operations, or incur any liability other than to the extent included as Holdco indebtedness or outstanding Holdco transaction expenses in the exchange ratio and related calculations, outside the ordinary course of business; or

•	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Other Agreements

The parties have agreed to use reasonable best efforts to take appropriate action and to do such things as are necessary, proper or advisable under applicable laws or otherwise to consummate the mergers and the transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Holdco as set forth in the merger agreement necessary for the consummation of the mergers.

Pursuant to the merger agreement, in the event that Holdco and Amprius reasonably conclude in good faith after consultation with counsel, and subject to consultation and good faith consideration of the views of the other party, that submission of any additional regulatory filing with a governmental authority (under a foreign investment law or otherwise) would be either required or advisable, each of Holdco and Amprius, and their respective affiliates, must use their reasonable best efforts to promptly submit a filing with the appropriate governmental authority at Amprius’ expense.

Pursuant to the merger agreement, to the extent required under any laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party agrees to promptly make any required filing or application under Antitrust Laws with filing fees to be paid by Amprius. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

Pursuant to the merger agreement, Amprius will use its reasonable best efforts, at its expense, to cause the Amprius common stock shares issued in connection with the transactions to be approved for listing on the NYSE at closing.

Prior to the closing date, Holdco shall obtain or have obtained (at Holdco’s sole cost and expense) a non-cancelable run-off directors and officers “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s policy as in effect on the date of the merger agreement), for a period of six years after the closing date to provide insurance coverage for events, acts or omissions occurring on or prior to the closing date for all persons who were directors or officers of Holdco on or prior to the closing date.

Termination

The merger agreement may be terminated prior to the first effective time, despite the requisite approval and adoption of the merger agreement and the transactions by the stockholders of Holdco or Amprius by:

•	by mutual written consent of Amprius and Holdco;

•	by either Amprius or Holdco if the first effective time has not occurred prior to the date that is six (6) months from the date of the merger agreement, which we refer to as the “Outside Date,”

however, if as of the time the Outside Date would have otherwise occurred, all other conditions to closing set in the merger agreement, other than any or all of the conditions to closing regarding antitrust approvals and waiting periods, consents by governmental authorities, the registration statement, and the stock exchange listing are satisfied (and other than those conditions which, by their terms, are incapable of being satisfied before the closing), then the Outside Date will be extended without any further action by any party until 11:59 p.m. Pacific Time on the date that is nine months from the date of the merger agreement (the “Extended Outside Date”); provided, however, that the merger agreement may not be terminated by or on behalf of any party (i) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the merger agreement and such breach or violation is the principal cause of the failure of a condition of the merger agreement on or prior to the Outside Date or the Extended Outside Date, or (ii) against which any legal proceeding is brought by a party hereto for specific performance or injunctive or other forms of equitable relief in connection herewith (which prohibition on such party’s right to terminate the merger agreement shall continue throughout the pendency of such legal proceeding);

•

by either Amprius or Holdco if any governmental authority in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the transactions, including the mergers, illegal or otherwise preventing or prohibiting consummation of the transactions, the mergers;

•

by either Amprius or Holdco if the required stockholder approval of Amprius has not been obtained if a vote has been taken at the Amprius stockholders’ meeting or at any postponement, recess or adjournment thereof;

•

by Amprius if Holdco has failed to deliver evidence of its stockholders’ written consents to the mergers to Amprius within twenty-four hours after this registration statement becomes effective; provided, however, that Amprius’ right to terminate pursuant to the merger agreement will expire at the time at which such written consents are delivered to Amprius;

•

by Amprius upon a breach of any representation, warranty, covenant or agreement on the part of Holdco set forth in the merger agreement, or if any representation or warranty of Holdco shall have become untrue, in either case such that certain closing conditions of Amprius and Merger Subs would not be satisfied (regarding representations and warranties and agreements and covenants pursuant to the merger agreement); provided, that Amprius and Merger Subs are not then in material breach of their representations, warranties, covenants or agreements in the merger agreement; provided further that, if such aforementioned breach of Holdco is curable by Holdco prior to the Outside Date, Amprius may not terminate the merger agreement for so long as Holdco continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Amprius to Holdco (or, if earlier, the Outside Date);

•

by Holdco upon a breach of any representation, warranty, covenant or agreement on the part of Amprius and Merger Subs set forth in the merger agreement, or if any representation or warranty of Amprius and the Merger Subs shall have become untrue, in either case such that certain conditions of Holdco (regarding representations and warranties and agreements and covenants pursuant to the merger agreement) would not be satisfied; provided, that Holdco is not then in material breach of its representations, warranties, covenants or agreements in the merger agreement; provided, however, that, if such aforementioned Amprius or the Merger Subs’ breach is curable by Amprius or the Merger Subs by the Outside Date, Holdco may not terminate the merger agreement for so long as Amprius and Merger Subs continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Holdco to Amprius; or

•	by Holdco upon any change adverse to Holdco in Amprius’ recommendation of approval of the mergers and related transactions to its board of directors.

Holdco Solicitation

From and after the date of the merger agreement and ending on the earlier of (a) the first effective time and (b) the termination of the merger agreement, to the fullest extent permitted by law, each of Holdco and Amprius shall not, and shall cause their respective representatives not to initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, or engage in any discussions or negotiations with respect to, any transaction that would reasonable be expected to be a breach of the merger agreement or interfere with the consummation of the transactions thereby.

Amendment

The merger agreement may be amended in writing by its parties at any time prior to the first effective time; provided that any amendment by Amprius shall require the approval of the special committee.

AGREEMENTS RELATED TO THE MERGERS

Support Agreements

Amprius Support Agreement

In connection with the execution of the merger agreement, Holdco entered into the Amprius Support Agreement, pursuant to which, among other things, Holdco has agreed to vote in favor of the approval and adoption of the merger agreement, the proposed charter, the mergers and the other transactions at the time specified therein.

The Amprius Support Agreement prohibits transfers of Amprius capital stock, except for certain permitted transfers including (i) pursuant to the merger agreement, (ii) to another stockholder of Amprius that is or becomes a party to the Amprius Support Agreement and is bound by the terms and obligations thereof and (iii) certain instances where the transferee agrees to become a party to the Amprius Support Agreement.

Stockholder Support Agreement

In connection with the execution of the merger agreement, certain stockholders of Holdco entered into the Stockholder Support Agreement, which stockholders collectively own approximately (i) (a) 78% of Holdco’s voting preferred stock and the non-voting preferred stock (voting as a single class and on an as-converted basis), (b) 72% of Holdco’s Series D-1 preferred stock and combined Series E preferred stock (voting as a single class and on an as-converted basis) and (c) 96% of Holdco’s combined Series C preferred stock (voting as a single class and on an as-converted basis) and (ii) after giving effect to the pre-closing conversion, (x) 67% of Holdco’s Class A common stock, (y) 85% of Holdco’s Class B common stock and (z) 76% of Holdco’s common stock. The Stockholder Support Agreement provides, among other things, that the Holdco stockholders party thereto will (i) vote or act by written consent in favor of the approval and adoption of the merger agreement, the mergers and the other transactions contemplated by the merger agreement, including the pre-closing conversion (including, without limitation, by executing the Holdco written consent in favor of (a) adopting and approving the merger agreement and the transactions contemplated thereby, (b) acknowledging that each such stockholder’s approval is irrevocable and each such stockholder is aware of his rights to demand appraisal for his shares pursuant to Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” and that each such stockholder has received and read a copy of Section 262 of the DGCL, (c) acknowledging that by each such stockholder’s approval of the mergers each such stockholder thereby waives any rights under Section 262 of the DGCL, and (d) the conversion of Holdco’s preferred stock into Holdco’s common stock immediately prior to the first effective time) and (ii) vote against, and withhold consent with respect to, approval of any proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action, made in opposition to, in competition with or inconsistent with, the merger agreement, the mergers or the other transactions contemplated by the merger agreement.

The Stockholder Support Agreement prohibits transfers of Holdco capital stock, except for certain permitted transfers including (i) pursuant to the merger agreement, (ii) to another stockholder of Holdco that is or becomes a party to the Stockholder Support Agreement and is bound by the terms and obligations thereof and (iii) certain instances where the transferee agrees to become a party to the Stockholder Support Agreement.

Amendment to Registration Rights Agreement and Joinder

In connection with the execution of the merger agreement, as an inducement to certain Holdco stockholders’ willingness to enter into the Stockholder Support Agreement, on May 9, 2023, Amprius, Holdco and Kensington Capital Sponsor IV LLC, which is controlled by Justin Mirro, a member of the Amprius Board and the special committee, entered into the Registration Rights Agreement Amendment, which will expand the definition of Registrable Securities under the Registration Rights Agreement to include the shares of Amprius common stock issuable under the merger agreement and will modify certain provisions related to the piggyback registration rights provided in the Registration Rights Agreement, each of which will be effective upon the closing of the mergers.

At the closing of the mergers, certain stockholders of Holdco, including entities affiliated with Mr. Dixon and Dr. Hsieh, will enter into a joinder to the Registration Rights Agreement with Amprius.

MATTERS BEING SUBMITTED TO A VOTE OF AMPRIUS’ STOCKHOLDERS

Proposal No. 1: Approval and Adoption of the Merger Agreement, the Mergers and the Issuance of Common Stock in the Mergers

At the Amprius special meeting, Amprius’ stockholders will be asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the issuance of Amprius’ common stock and non-voting common stock to Holdco’s stockholders, options to purchase shares of Amprius’ common stock to Holdco’s optionholders and warrants exercisable for shares of Amprius’ common stock to Holdco’s warrantholder pursuant to the merger agreement. Immediately after the mergers, based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”, (i) Holdco’s stockholders as of immediately prior to the first effective time will own approximately 75% of the outstanding capital stock of Amprius, comprised of 60% of Amprius’ common stock and 100% of Amprius’ non-voting common stock, as compared to the 77% of Amprius’ common stock currently held by Holdco, (ii) the percentage of Amprius’ outstanding capital stock held by current stockholders (other than Holdco) will increase from approximately 23% before the mergers to 25% immediately after the mergers and (iii) the directors and officers of Amprius, all of whom are expected to continue to be the directors and executive officers of the combined organization following the closing of the mergers, will collectively beneficially own 14% of the outstanding capital stock of Amprius, which is expected to represent 22% of the voting power of Amprius, as none of the shares owned by the directors and executive officers of Amprius will be non-voting common stock. For more information, see the section titled “Principal Stockholders of the Combined Organization” in this proxy statement/prospectus.

The terms of, reasons for and other aspects of the merger agreement, the mergers and the issuance of Amprius’ common stock, non-voting common stock, options and warrants pursuant to the merger agreement are described in detail in the other sections in this proxy statement/prospectus.

Required Vote

Proposal No. 1 requires the affirmative vote of holders of (i) the majority of the voting power of Amprius’ common stock present virtually or represented by proxy duly authorized at the Amprius special meeting and entitled to vote on the matter and (ii) the majority of the outstanding Unaffiliated Shares. Abstentions will have the same effect as a vote “AGAINST” this Proposal. For this Proposal, broker non-votes will have no effect and will not be counted towards the vote total.

THE AMPRIUS BOARD RECOMMENDS THAT AMPRIUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGERS, THE ISSUANCE OF AMPRIUS’ COMMON STOCK AND NON-VOTING COMMON STOCK, OPTIONS TO PURCHASE SHARES OF AMPRIUS’ COMMON STOCK AND WARRANTS EXERCISABLE FOR SHARES OF AMPRIUS’ COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL NOS. 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGERS.

Proposal No. 2: Approval and Adoption of Amendment and Restatement of Amprius’ Certificate of Incorporation

At the Amprius special meeting, Amprius’ stockholders will be asked to approve and adopt the amended and restated certificate of incorporation of Amprius to authorize a new class of non-voting common stock. The proposed charter will provide for a change in the authorized capital stock from two class of stock, consisting of 950,000,000 shares of common stock and 50,000,000 shares of preferred stock, to three classes of stock, consisting of 900,000,000 shares of common stock, 50,000,000 shares of non-voting common stock and

50,000,000 shares of preferred stock. Except as (and only to the extent) otherwise required by applicable law, holders of non-voting common stock will have no voting rights with respect to shares of non-voting common stock. The proposed charter provides that each share of non-voting common stock will convert automatically into one share of common stock upon (i) any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such shares or any legal or beneficial interest in such shares (including, without limitation, the transfer of, or entering into a binding agreement with respect to, (1) control over the disposition of such share and (2) the economic consequences of ownership of such share, a “Transfer”) that is either effected in an open market transaction or approved in advance by the Amprius Board or a committee thereof to a person other than a foreign person (such transfer, a “Converting Transfer”), except, in each case, transfers to affiliates, other holders of non-voting common stock or affiliates of such holders of non-voting common stock (such transfers, a “Non-Converting Transfer”) or (ii) approval in advance by the Amprius Board as an exempt conversion. In the event of a conversion of a share of non-voting common stock into a share of common stock, such conversion will be deemed to have been made (1) with respect to an exempt conversion, as established in the applicable approval by the Amprius Board or a committee thereof or (2) with respect to a Converting Transfer, at the time that the Converting Transfer of such share occurred; provided that such stockholder provides to Amprius prior to such Converting Transfer any documentation reasonably requested by Amprius to validate that such Transfer qualifies as a Converting Transfer. The proposed charter provides that following will not be considered a Transfer: (a) the granting by a holder of non-voting common stock of a proxy to officers or directors of Amprius at the request of the Amprius Board or a committee thereof, or a representative of such stockholder, in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders; (b) the pledge of shares of non-voting common stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise control over such pledged shares (except that a foreclosure on such shares or other similar action by the pledgee will constitute a “Transfer” unless such foreclosure or similar action qualifies as a Non-Converting Transfer at such time); or (c) any change in the trustees or the person(s) acting as a fiduciary with respect to an affiliate having or exercising control over shares of non-voting common stock of an affiliate if following such change such affiliate continues to be an affiliate. No other changes will be made to the certificate of incorporation as a result of the amendment and restatement.

For a description of Amprius’ securities following the mergers, see the section titled “Description of Amprius’ Capital Stock After the Mergers.”

Required Vote

Proposal No. 2 requires the affirmative vote of holders of (i) at least two-thirds of the voting power of the outstanding shares of Amprius’ common stock as of the record date for the Amprius special meeting and (ii) the majority of the outstanding Unaffiliated Shares as of the record date for the Amprius special meeting. Abstentions will have the same effect as “AGAINST” this Proposal. Broker non-votes will have the same effect as a vote “AGAINST” this Proposal.

THE AMPRIUS BOARD RECOMMENDS THAT AMPRIUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AND ADOPT THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

PROPOSAL NOS. 1 AND 2 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGERS.

Proposal No. 3: Approval of Possible Adjournment of the Amprius Special Meeting

If Amprius fails to receive a sufficient number of votes to approve Proposal Nos. 1 or 2, Amprius may propose to adjourn the Amprius special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2. Amprius currently does not intend to propose adjournment at the Amprius special meeting if there are sufficient votes to approve Proposal Nos. 1 or 2.

Required Vote

The affirmative vote of holders of the majority of the voting power of the shares of Amprius common stock present virtually or represented by proxy and entitled to vote on the proposal is required to approve the adjournment of the Amprius special meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2. Abstentions will have the same effect as a vote “AGAINST” this Proposal. For this Proposal, broker non-votes will have no effect and will not be counted towards the vote total.

THE AMPRIUS BOARD RECOMMENDS THAT AMPRIUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO ADJOURN THE AMPRIUS SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 OR 2.

AMPRIUS’ BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “Amprius,” “we,” “us,” “our” and other similar terms refer (i) prior to the Business Combination, to Legacy Amprius and (ii) after the Business Combination, to Amprius Technologies, Inc. Prior to the Business Combination, Kensington Capital Acquisition Corp. IV is referred to herein as “Kensington.”

Amprius has developed and, since 2018, been in commercial production of an ultra-high energy density lithium-ion battery for mobility applications leveraging disruptive silicon anodes. Our silicon anode technology enables batteries with higher energy density, higher power density, and extreme fast charging capabilities over a wide range of operating temperatures, which results in our batteries providing superior performance compared to conventional graphite lithium-ion batteries. Our silicon anodes are a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries, and our manufacturing process leverages the manufacturing process for conventional lithium-ion batteries and the related supply chain.

Today, our batteries are primarily used for existing and emerging aviation applications, UAS, such as drones and HAPS. We believe our proprietary technology has the potential for broad application in electric transportation.

Our batteries and their performance specifications have been tested and validated for application by over 40 customers, including Airbus, AeroVironment, BAE Systems, the U.S. Army and Teledyne FLIR, and we have shipped over 10,000 batteries to date, which have enabled mission critical applications. Our proprietary silicon anode structures, battery cell designs and manufacturing processes are defended by our portfolio of patents, trade secrets and know-how developed over 10 years of research and development.

We currently manufacture batteries on a kWh-scale manufacturing line at our headquarters in Fremont, California, where we believe demand for our batteries exceeds our manufacturing capacity. We are working to meet the expected demand in several rapidly growing addressable markets, including by designing and building a large-scale manufacturing facility that can produce batteries at GWh+ scale.

Corporate Background and Liquidity

On September 14, 2022, we completed a business combination pursuant to the Business Combination Agreement, dated May 11, 2022, which we refer to as the “Business Combination Agreement,” by and among Amprius, Kensington Capital Merger Sub Corp., a wholly owned subsidiary of Amprius, and Legacy Amprius. Pursuant to the terms of the Business Combination Agreement, Amprius changed its jurisdiction of incorporation by domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Amprius changed its name to “Amprius Technologies, Inc.,” and a business combination between Amprius and Legacy Amprius was effected through the merger of Amprius’ subsidiary with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of Amprius.

Prior to the Business Combination, we financed our operations primarily through capital contributions from Holdco, our former parent company and current majority stockholder, and revenue generated from operations. We expect to rely on cash on hand, which was $69.7 million as of December 31, 2022, as well as any proceeds from the Committed Equity Financing (as defined below) and government grants to meet our working capital and capital expenditure requirements for a period of at least twelve months. However, to the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. Additional capital may not be available on acceptable terms, if at all. Further, the likelihood that our warrant holders will exercise warrants and any cash proceeds that we would receive is dependent upon the market price of our common stock. To the extent we are unable to raise additional capital and we are unable to install the larger scale manufacturing process, discussed below, our ability to grow will be adversely affected. For more information, see “Risk Factors—Risks Related to Amprius—Risks Related to Our Technology, Products and Manufacturing” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Industry Background

Traditional transportation has been powered by fossil fuel-based engines which have led to significant greenhouse gas emissions. A rising focus on sustainable energy use in transportation is leading to increased investments in technology, government incentives and consumer demand for the electrification of passenger and payload mobility. Among the mobility mediums experiencing a shift to electrification due to these trends are aircraft such as UAS, which includes drones and HAPS, and electric vertical take-off and landing (“eVTOL”) planes, as well as ground-based EVs. Critical and breakthrough battery technologies can facilitate and, in certain cases, enable the mass adoption of these electric transportation mediums by improving energy density, accelerating fast charging capabilities, extending battery life, and improving safety.

Aviation Industry

Unmanned Aerial Systems: UAS are aircraft that operate with no crew or passengers onboard and are guided by remote control or autonomously. Examples of UAS include drones and HAPS. UAS are the next generation aerial transportation technology utilized for surveillance, assessment, logistics, delivery, communications, and imaging, among other uses. Emerging technologies, such as Amprius’ silicon anode battery, offer lighter weight and/or more energy dense batteries, potentially overcoming current battery technology barriers and enabling faster adoption of UAS. Based on an Insider Intelligence article from April 2022, a Stratistics report from March 2022 and management estimates, the total addressable market for UAS batteries is expected to reach approximately $38.2 billion by 2025.

Drones: Drones are the most common type of UAS that are increasingly being utilized in various industries, including military and defense, agricultural, construction and logistics. One of the key barriers to wider adoption is the existing battery technology, which limits the flight range and payload capacity. Our batteries offer higher energy density, which enables longer range endurance, and, depending on customer specifications, lighter weight, which facilitates higher payload capacity.

High Altitude Pseudo Satellites: HAPS are alternatives for traditional satellites. When deployed, HAPS typically operate at stratospheric altitudes, approximately 12 miles (approximately 65,000 feet) above sea level. HAPS are being increasingly utilized to provide high-quality broadcast features, particularly in remote regions, which have limited terrestrial network coverage. HAPS generally use solar energy and battery storage as the power source to operate for long durations of time. As a result, lightweight, higher energy density batteries with the ability to operate in extreme temperature and pressure conditions are critical enablers. Amprius offers advanced battery technology suitable for application in HAPS, which is currently in use by prominent aerospace companies, like Airbus.

Electric Air Transportation: Population growth and urbanization are key megatrends that are stretching ground transportation infrastructure to its limits and resulting in significant greenhouse gas emissions. A potential mitigation strategy is expanding travel into the air, which is offered by eVTOL vehicles, a passenger aircraft that uses electric power to hover, takeoff, and land vertically. Historically, the electrification of passenger and cargo aircraft has lagged the adoption of electric automobiles in part because of the greater technical challenges. However, over the last few years there have been significant advancements in the key enabling technologies for eVTOL aircraft, such as the high energy density and robust performance batteries offered by Amprius. Continued improvements in battery energy density could allow eVTOL aircraft to increase their range, speed and payload, dramatically expanding the range of trips and further accelerating the adoption of electric air mobility. Based on Morgan Stanley’s May 2021 report and management estimates, the total global addressable electric air mobility battery market is forecasted to reach approximately $11.1 billion by 2025.

EV Industry

The electrification of ground transportation is being accelerated by regulatory pressure to meet sustainability benchmarks and growing consumer preference. Some of the largest global automotive OEMs expect to be 100%

EV by 2035. Market and Market’s February 2021 report estimates that the global electric vehicle battery market is expected to reach $67.2 billion by 2025. McKinsey & Company estimated in October 2021 that EV battery requirements will be 3,900 GWh in 2030, of which 2,400 GWh will be needed for passenger cars alone. While multiple battery chemistries exist today that meet current EV specifications, there is room for significant improvement. According to a recent Deloitte survey, two of the key consumer concerns with EV adoption are driving range and lack of charging infrastructure. Our batteries, which have been tested and validated by the U.S. Advanced Battery Consortium (“USABC”), as further described below, have the potential to help address both these concerns. As such, while our EV capable battery needs to be improved with respect to cycle life, form factor, cost and production quantity for us to compete with existing commercially available EV batteries, we believe that, as we grow and improve, we may be able to compete in the EV battery market.

Battery Requirements for Electric Transportation

Current battery technology creates a barrier in the near-term for the electric transportation market, especially for electric air mobility applications, as battery weight, size and recharging times would need to be improved for these operations to become commercial. The battery system must fulfill several key requirements:

•	high energy density and specific energy in order to achieve long range endurance while enabling lighter weight;

•	high power density to provide sufficient power at a specific instance, such as during aircraft take-off or landing;

•	fast charging capabilities to enable high infrastructure throughput;

•	operational in wide temperature and pressure ranges;

•	safe to operate in a wide variety of conditions;

•	a long calendar life and cycle life; and

•	acceptable cost, which varies by application.

Our Solution

Today’s batteries typically utilize graphite as the anode material. Based on management’s estimates, we believe that graphite anodes have reached their theoretical limits for energy storage. We estimate that graphite anodes can only provide up to 355 mAh/g capacity for lithium storage, which can further degrade in extreme environments. We believe additional increases in the energy density for lithium-ion batteries are possible only by using active anode materials that have a higher capacity for lithium storage. Among such active materials, silicon is known to have the highest lithium storage capacity per unit mass or volume over any other element besides lithium itself.

In our batteries, we have replaced the graphite anode with a highly engineered silicon material that has a lithium storage capacity of approximately 3,400 mAh/g—nearly 10 times the highest capacity of known graphite anodes. By replacing graphite with silicon in the anode, we have significantly enhanced performance in batteries across energy density, power, charging time, safety and ability to operate in extreme environments.

Our Competitive Strengths

Performance greatly exceeds conventional lithium-ion batteries commercially available today. The battery cells that we ship to our customers today significantly outperform commercially available conventional graphite battery cells. In particular, as shown in the table below, our batteries have approximately double the specific energy and energy density of graphite battery cells, and enable significantly faster charging time. We believe other next-generation battery technologies will require significant additional research, development and investment prior to being commercially viable.

Performance Metric	Graphite Anode Battery Cells (1)	(3)
Anode Capacity (mAh/g) (1)(2)	335-355	1,500-2,500
Specific Energy (Wh/kg)	~215-285	360-450
Energy Density (Wh/L)	~530-715	890-1,150
Charging Time to 80%	30 minutes	<6 minutes (4)
Rate Capability/Power	Up to 10C	Up to 10C
Cycle Life	500-1,000 cycles	200-1,200 cycles
Operating Temperature	-20 to 60[o]C	-30 to 55[o]C

(1)

Other than cycle life, based on a survey of 18650 technical datasheets (ex. Panasonic NCR18650G) and iFixit reports on iPhone and Samsung batteries. For cycle life, based on Shmuel De-Leon: Li-Ion NCA / NMC Cylindrical Hard Case Cells Market 2021.

(2)	Anode capacity for Graphite Anode Battery (full cells) uses typical N/P ratio of 1.05 – 1.10.
(3)	Includes released Amprius products with energy and power cell designs.
(4)	Based on Amprius’ High Power battery cells.

Unique suitability for aviation markets that require high power, specific energy and energy density. We believe the increased performance of our batteries enable certain electric aviation applications. Specifically, our batteries have high specific energy and energy density, to maximize payload and reduce weight, thereby extending flight radius; high power density, to enable vertical take-off and landing functionality; fast charge, to minimize the time required to recharge a battery; wide operating temperature, for high altitude applications operating in extremely low temperatures; and cycle life parity with graphite batteries, depending on customer specifications.

In March 2023, our new prototype battery cells were verified to deliver energy density >504 WH/kg and >1321 WH/L at 25°C. The performance was verified by a leading testing house offering comprehensive battery regulatory compliance, safety and performance testing. We believe our next-generation cells, when commercially available, will have the potential to expand boundaries for our customers and provide a tailored solution for applications that require heightened discharge times without compromising key features, such as aircraft payload, and without having to increase vehicle weight.

First mover advantage in emerging aviation markets. As a result of our success with Airbus and other tier-one customers, we have become an established market pioneer in providing high performance batteries to the aviation industry. Our reputation and commitment to delivering ultra-high performance batteries have enabled us to enter into several development and master supply arrangements with our customers. Over 40 of our customers have tested and confirmed that our batteries exceed the technical requirements for their applications, and we believe our market leadership in aviation will enable us to continue to grow our customer base.

Proven performance in demanding and abuse-tested environments. Safety is recognized as one of the most important factors of lithium-ion battery technology. Our silicon anodes operate at a voltage that is at least 100 mV higher than that of graphite anodes, which not only enables faster charging but also cell operation at lower temperatures, thereby improving cell safety and mitigating the risk of overcharging. Our batteries are also designed to be ultra-resilient and undergo rigorous abuse testing, including air cargo certification and specific tests for defense applications.

In December 2022, an independent third-party testing lab validated our 390Wh/kg polymer electrolyte cell by successfully passing the nail penetration test per the requirements of section 4.7.4.4. of the MIL-PRF-32383 (Military Performance Specification). The test is used to determine the feasibility of a specific product in combat scenarios. Cells tested in accordance with 4.7.4.4. shall not burn or explode, and the external temperature of each test sample shall not be greater than 338 degrees Fahrenheit (170 degrees Celsius) when penetrated by sharp objects. When conducting the test, a 0.113-inch diameter stainless steel nail is driven through a fully charged cell at a prescribed speed. The cell is deemed to have passed if there is no smoke or flame following the nail penetration.

Robust IP portfolio and know-how related to our silicon nanowire ecosystem. Our silicon anode technology has been refined and improved upon for over 10 years, and is protected by over 80 issued patents and pending applications. Core aspects of our technologies and processes are also protected by know-how and trade secrets developed by our team for more than 10 years.

Our Products and Customers

As evidenced by customer validation, design wins and recurring orders with Airbus, AeroVironment, Teledyne FLIR, among others, our battery technology is well positioned to address the rapidly growing markets within the aviation industry, specifically UAS and eVTOL. UAS and eVTOL applications have historically used conventional lithium-ion batteries as a means to promote product prototypes, but market participants are seeking advancements in battery technology. We believe that our silicon anode technology can be part of the solution, as we currently offer three product platforms: High Energy, High Power, and Balanced Energy/Power.

High Energy Products. Our High Energy products are designed to maximize specific energy for applications that do not have high power requirements. For applications that have a continuous discharge rate of less than C/2, our High Energy battery cells deliver a specific energy of over 425 Wh/kg, and at C/10, up to 450 Wh/kg. This product has been most frequently used by HAPS, which are frequently designed to carry a payload at high altitudes for extended periods, typically for weeks or months at a time, as they rely on solar power for operations during the day and need to store sufficient energy in the battery to keep the aircraft aloft during the night.

For example, our battery is the energy storage technology aboard the Zephyr S, a HAPS by Airbus. The Zephyr S is a stratospheric vehicle that is designed to fly for months at a time, at an altitude of approximately 70,000 feet. In 2018, after integrating our battery cells into the Zephyr S, Airbus set an endurance and altitude record by flying continuously for over 25 days. We continue to support the Zephyr S program and were presented the 2021 Innovative Supplier of the Year Award by Airbus.

High Power Products. Our High Power products are designed for applications that place a premium on high power capabilities. For conventional high power lithium-ion batteries, specific energy typically ranges between 100-200 Wh/kg at 1C. In comparison, our High Power battery cells offer 350 Wh/kg at 1C and over 300 Wh/kg at 5C. In addition, these High Power cells are capable of fast charging such that they can charge from 0% to 80% in less than 6 minutes without performance degradation to cycle life or energy density. This level of power capability, energy density, and fast charge capability is optimal for the air transportation industry. The air transportation industry consists of either fixed-wing or eVTOL solutions, both of which require high power capabilities to lift the craft from the ground into the air. After the craft has reached “cruising altitude,” the requirements shift from power to energy, which determines the range the aircraft can travel. Once the vehicle has landed, the turnaround time to get the vehicle back into the air becomes critical, which is why we have designed our High Power products with fast charge capabilities.

In 2020, we began design and verification discussions with potential eVTOL customers. In 2021, we began a technical evaluation engagement with a tier-one eVTOL provider to develop an eVTOL-optimized battery system to support the development and commercialization of their eVTOL fleet. In 2022, we expanded our technical engagements with four additional eVTOL OEMs.

Balanced Energy/Power Products. Our Balanced Energy/Power products are designed for applications that desire a balance between power and energy. Rated for up to 3C continuous discharge, our balanced cell gravimetric energy ranges between 410 Wh/kg at 0.2C discharge rate and 320 Wh/kg at 3C discharge rate. This range of power capability is important to our UAS customers and our products typically meet UAS devices high initial power requirements (between 1-3C for takeoff and landing), as well as operational requirements at C/2 for cruise or hover states.

Since 2021, our Balanced Energy/Power products have been designed into programs at AeroVironment and Teledyne FLIR, with commercial shipments beginning in 2022.

EV-Capable Products in Development. We are currently developing an EV capable cell. Competition in the EV industry is intense, with high production volume requirements, low pricing, and balanced performance criteria, creating a high barrier to entry against the incumbent solutions. Prior to us being able to effectively compete in the EV space, we will need to further improve cycle life, increase cell form factors, increase production quantity and reduce our costs.

Since 2017, we have been sampling our batteries with USABC, which has independently verified that we have met or exceeded the majority of their 2025 EV cell performance goals, including usable energy density, usable specific energy, power density and charge time. In 2022, we were awarded a contract from USABC in collaboration with the U.S. DOE to develop a low-cost, fast-charge silicon anode battery that meets all of their 2025 EV cell characteristic targets. This program is scheduled to conclude in 2024 when we intend to deliver cells with a 99mm x 300mm (W x L) footprint and a capacity of at least 80Ah, having a beginning-of-life specific energy of no less than 400 Wh/kg, energy density of no less than 950 Wh/L, and a cycle life of 1,000 cycles.

Our Technology

Our proprietary silicon anode technologies solve for the inherent limitations of silicon anodes in lithium-ion cells. Silicon has historically been investigated as an anode material due to its intrinsic capability to store larger quantities of lithium per unit mass and volume compared to graphite. The main barrier preventing silicon from becoming more widely adopted across the battery industry is that the silicon material expands during charging as it absorbs lithium ions. For example, silicon particles may expand up to 300% during charging. After multiple charge and discharge cycles, silicon particles will crack, causing anode degradation and device breakdown.

Our proprietary silicon anode technology solves for the material expansion inherent with silicon. Our nanowire anodes start with a metal foil that is layered with a nanowire template and metallurgically attached to the metal foil substrate by a growth process. The nanowire template is coated with a low-density silicon and then encased by a thin layer of high-density silicon.

Our silicon anode generally contains more than 1,000,000 nanowires per square centimeter.

The nano-porosity of the low-density layer of silicon on each nanowire and the micro-porosity between the wires in our technology allows the silicon to expand at nano- and micro- meter levels when the anode is charged, with little to no damage to the anode.

Our anode structure also enables ions and electrons to travel in a straight path between and through the nanowires. In contrast, a particle structure results in ions and electrons traveling in a nonlinear, tortuous path. The straight path of our anode facilitates high electric and ionic conductivity, enabling high power and fast charging. Nanowires are always in electrical contact with the metal foil due to their growth rooted fabrication, while particles have to rely on particle-to-particle contact for electron transfer, which can easily be broken during cycling.

Our silicon anodes are considered 100% silicon based on the actual percentage of silicon of 99.5% to 99.9% which is within the range of acceptable purity levels that are considered 100%.

Manufacturing and Supply

We invented the proprietary silicon anode and its fabrication process. Our silicon anode is fabricated using CVD technology, and consists of three sequential steps. First, the nanowire template is grown by a thermally activated chemical reaction. Second, a low-density silicon coating is deposited by plasma enhanced CVD. Third, a high-density thin silicon surface layer is deposited by a thermally activated CVD process. These three steps replace all powder processing steps typically used in making graphite anodes, including powder mixing, slurry mixing, slurry coating, electrode drying and electrode calendaring. After fabrication, our product is the fully processed anode. This anode can then be assembled in cells with cathodes produced by manufacturing lines similar to those used in graphite anode cells. This fabrication process has been in commercial operation since 2018 with a kWh-scale manufacturing line at our headquarters in Fremont, California.

To develop the high-volume anode fabrication tool needed for a GWh-scale manufacturing line, we have partnered with centrotherm international AG (“centrotherm”), a leading global supplier of tools used to produce wafers for solar cells. In October 2022, we received the first large-scale anode production machine, which is expected to increase our capacity for silicon anode production at our Fremont headquarters to approximately 2 MWh by the end of 2023. We have successfully fabricated silicon anodes with a solar wafer production tool made by centrotherm, but we will need to make certain modifications to the equipment for our needs. One modification is that we will replace wafers with large format foils, which we use in our kWh-scale production. This requires design and development of automated material handling for the foils. This is one of the principal engineering tasks in adapting the solar cell production equipment to our needs and will be undertaken in collaboration with an engineering design firm.

Completing design and development of the tool as well as the automated material handling and high-volume production processes requires significant engineering. The ability to do so successfully and the timing of this effort may be subject to unforeseen complexities, component supply delays and other risks. Moreover, our manufacturing costs will depend not only on the cost of the tools but also on throughput, yield, efficiency of silane gas utilization and other factors. For more information, see the risks described under “Risk Factors—Risks Related to Our Technology, Products and Manufacturing.”

Although our anode processes differ from traditional anode manufacturing, the cathode and the rest of the cell—including electrolytes and separators—use conventional lithium-ion battery manufacturing tools and materials. Our silicon anodes are a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries.

On April 15, 2023, we entered into a lease agreement for premises consisting of approximately 774,000 square feet of space located in Brighton, Colorado, and we are in the process of designing and building our GWh-scale manufacturing facility on these premises and procuring manufacturing equipment for anode and cathode fabrication, cell assembly, and cell testing from established equipment suppliers. We have received commitments of state and local incentive packages providing approximately $10.0 million in tax incentives that are contingent on certain performance goals. The current zoning for this site does not allow for manufacturing our batteries. As such, the property owner is in the process of applying to re-zone the site. Until the re-zoning is complete, we will not be able to apply for permits required to repurpose the facility for manufacturing. If the re-zoning application is not approved, the lease agreement will automatically terminate.

The dominant raw materials for our silicon anode include silane gas, which is used in making the silicon anodes, and electrodeposited nickel foil, which is used for the anode current collector substrate. As we increase manufacturing capacity, we expect to procure the silane gas from a global supplier of silane and silicon materials and will procure nickel foil from global suppliers of electrodeposited metals. Both silane gas and nickel foil are available commodity materials.

Due to its high capacity to store lithium relative to cathode materials, and to further increase the available lithium in the cell, the silicon anode can be prelithiated to a certain level (i.e., 10-20%) of its capacity before cell assembly. Prelithiation can be done electrochemically at low scale and by physical vapor deposition for large manufacturing volume. Equipment vendors have scaled-up or are scaling lithium evaporation equipment to GWh+ manufacturing volumes. We use electrochemical prelithiation in our current production and will integrate lithium evaporation steps in the anode manufacturing line.

Our Growth Strategy

Our goal is to become the market leader in high performance lithium-ion batteries for the transportation industry. In order to achieve that goal, we are pursuing the following growth strategies:

Complete large-scale manufacturing facility to meet customer demand and optimize costs. We operate a kWh-scale manufacturing line at our headquarters in Fremont, California. In January 2023, we entered into an amendment to the lease agreement of our Fremont headquarters, pursuant to which we will lease approximately 25,000 square feet of additional space located in the same building as our current headquarters, where we are working to achieve production on a MWh-scale. To meet the demand for our batteries, we are in the process of designing and then building a new GWh-scale manufacturing facility in Brighton, Colorado. We plan to operate a MWh-scale manufacturing line at our Fremont headquarters as we design and build a GWh-scale manufacturing line in a modular form in Brighton. We expect that the initial phase of the Brighton facility will result in manufacturing capacity of 500 MWh and be operational in 2025. Thereafter, we expect to further expand as needed through a Copy Exact methodology. Our ability to grow depends on the successful establishment of our GWh-scale manufacturing facility, which, in turn, will depend on, among other things, our ability to raise additional capital.

Reduce our costs. We believe our ability to reduce the costs of our batteries on a $/kWh basis will accelerate the adoption of our batteries and allow us to further broaden our customer base. As we scale, we believe we will benefit from reduced per-unit costs, including overhead, labor and capital expenditures, improved tool utilization and volume pricing for equipment and materials. We will also seek to reduce costs by optimizing material utilization, throughput and yield. However, until we are able to complete our optimization process, including designing and implementing our silicon anode production process, we cannot accurately forecast our manufacturing costs. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity. Because our silicon anode process requires different equipment than traditional anode manufacturing, our capital equipment costs are likely to be higher than equipment used for production of graphite anodes.

Extend first-mover advantage to become the market leader in lithium-ion batteries for aviation. We believe we are the leading company in the market today with a high-performance battery that can meet the requirements of aviation applications. We have built a strong reputation in the industry by delivering ultra-high performance batteries with high safety standards that meet or exceed industry standards and customer requirements. We expect to extend our presence in the aviation market, while also serving other transportation-related markets that require improvements in their electrification solutions. We are engaged with over 80 interested potential customers, 40 of which have tested and validated that our batteries exceed the technical requirements for their applications.

Further improve performance characteristics of our anode and battery cells. We believe we have the highest-performing commercially available batteries in the market. We intend to maintain our performance advantage by continuing to invest in our anode and cathode chemistries. We expect to continue to work to increase the performance characteristics of our batteries, particularly around power, energy density and cycle life. For example, in March 2023, our new prototype battery cells were verified to deliver energy density >504 WH/kg and >1321 WH/L at 25°C. The performance was verified by a leading testing house offering comprehensive battery regulatory compliance, safety and performance testing. We believe our next-generation cells, when commercially available, will have the potential to expand boundaries for our customers and provide a tailored solution for applications that require heightened discharge times without compromising key features, such as aircraft payload, and without having to increase vehicle weight. We will continue to invest in optimizing combinations of these performance characteristics as well as the requisite form factors to meet the specific needs of our customers and drive adoption of our battery cells in other areas of electrified transportation. As a result of these efforts, our goal is to fully realize the benefits of our silicon anode technology and develop the highest performing product in the market.

Expand our end markets and applications. As we increase our production capabilities, we will be able to supply our batteries in larger volumes to fulfill our customers’ battery prototyping and procurement requirements. Our current customer base consists primarily of aviation and other air transportation companies. We believe the batteries we have developed for the aviation industries can be adapted for larger form factors to meet the energy density and fast-charge requirements of the EV market once we are able to improve the cycle life, increase form factors, reduce cost and improve production quantity for our EV capable battery cells.

Research and Development

Our original silicon anode technology was developed at Stanford University in 2008, and for more than 10 years, we have refined and improved upon the technology for use in commercial applications. We have conducted research and development initiatives focused on improving certain performance characteristics and expanding the applications of our silicon anode battery technology. We expect to continue our research and development efforts in the following areas:

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Improving battery life: we are working with chemical compounds as potential additives to the silane gas we use to produce our silicon anodes which have demonstrated the potential to improve cycle life without negatively impacting other performance characteristics such as energy density.

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Further improvements to energy density: we are engaged in ongoing development activities to explore different cathode materials, including a conversion cathode, to further improve the energy density of our batteries.

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Larger cell form factors: the batteries we have developed and are developing for our customers are typically approximately 1.4-15Ah for small-sized aircraft. As we expand our customer base, we are in the process of developing larger form factor batteries for broader aviation applications and for EV customers.

We utilize our research and development capabilities not only to improve existing products but also to build custom-designed batteries for our customers. We have generated revenue from these design services. However, as we grow our manufacturing capacity, we expect that the relative percentage of our revenue from these activities will decrease.

Intellectual Property

Our proprietary silicon anode technologies, including the related processes, design and manufacturing, are protected by our patent portfolio and know-how and trade secrets. As of March 15, 2023, 64 patents had been issued (30 in the U.S. and 34 in the EU, Korea, Japan, China, Taiwan and Israel), 20 patents are applications pending (7 in the U.S. and 13 in the EU, Japan, Korea, Taiwan and China) and 2 issued U.S. patents are licensed from Stanford University. Our issued patents expire between 2027 and 2040. As of March 15, 2023, we also held 11 registered trademarks (2 in the U.S. and 9 in Europe, Great Britain, Japan, Korea and China). Our patents cover:

•	silicon structures—rooted nanowire template, tapered morphology, silicon dopants and multi-layered structure;

•	materials technologies—solid electrolyte interphase formation, electrolyte formulations and scalable prelithiation; and

•	silicon anode manufacturing processes, design and equipment.

In addition, we rely on non-disclosure agreements with employees, independent contractors, customers and other third parties to protect our intellectual property and proprietary rights.

Circumstances outside our control could pose a threat to our intellectual property rights. For more information, see “Risk Factors—Risks Related to Intellectual Property.”

Competition

We compete directly and indirectly with current battery manufacturers and with an increasing number of companies that are developing new battery technologies and chemistries to address the growing market for electrified mobility solutions. Specifically, within the aviation markets, we primarily compete with conventional graphite anode batteries and silicon composite anode batteries. Silicon composites are graphite-based anodes that incorporate some silicon, typically in the form of particles of silicon or silicon monoxide.

Graphite anode battery companies include tier-one manufacturers such as Amperex Technology Limited (ATL), Contemporary Amperex Technology Co., Limited (CATL), LG Chem Ltd., Murata Manufacturing Co., Ltd., Panasonic Industry Co., Ltd., and Samsung SDI Co., Ltd., which provide higher quality and higher performance solutions, and tier-two manufacturers which provide lower cost solutions. We expect the manufacturers of those batteries will continue to invest in improving the capabilities of their batteries.

While we are currently the only known battery manufacturer making approximately 100% silicon anodes, there are many companies making or developing silicon composite batteries or anode materials and companies seeking to develop 100% silicon anodes. Companies making or developing silicon composite anodes or materials include both large manufacturers as well as many well-funded new technology companies. These include BTR New Energy Material Ltd., Enevate Corporation, Enovix Corporation, Group 14 Technologies, Inc., Nexeon Ltd., Sila Nanotechnologies Inc., Shanshan Corporation, Storedot Ltd., and Berzelius, a former subsidiary of Holdco, among others. Dr. Sun, our Chief Executive Officer and a member of the Amprius Board, serves on the board of Berzelius and its holding company. Silicon composite anodes may offer higher energy density and other improvements over conventional graphite anodes, and may be less expensive to manufacture than our silicon anodes.

For aviation applications, we believe that the defining characteristics of our battery cells (e.g., industry-leading specific energy and energy density, high power density, low operating temperature and fast charge capability), in addition to commercial validation, significantly differentiates us from graphite anode and silicon composite anode alternatives, thus making our silicon anode technologies the only battery solutions currently available and suitable for broad aviation adoption. However, we expect additional competitors to enter the market as their battery technologies continue to improve.

The EV battery industry is fast-growing and highly competitive. Unlike the aviation industry, where there are a limited number of commercially available batteries that meet the minimum performance specifications, there are many battery manufacturers in the EV industry that can produce commercially acceptable batteries, and they can produce those batteries at lower cost and higher volumes than we are currently able to. Future entrants may include companies developing different technologies, such as lithium metal anodes, which are not yet in commercial production. In order to compete in the EV industry, we would need to improve cycle life, increase form factors, improve production quantity and reduce our manufacturing costs.

Many of our competitors and potential future entrants, both in the aviation and EV industries, may be better capitalized and have greater resources to commercialize and expand their production capacities. These competitors may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. If there are significant advances in battery chemistries that we cannot adapt, or if competitors are able to scale their production capacities before we are able to, our business may be materially impacted. For more information, see “Risk Factors—Risks Related to Our Business and Industry.”

Government Regulation and Compliance

Our business activities are global and are subject to various federal, state, local, and foreign laws, rules and regulations. For example, there are various government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials.

In many cases, our products are or may in the future be subject to trade and export control laws and regulations in the United States and other jurisdictions where we do business. Such laws may include the Export Administration Regulations, the International Traffic in Arms Regulations, trade and economic sanctions maintained by the Office of Foreign Asset Control as well as foreign direct investment rules and regulations, tariffs and quotas, and other related regulations in jurisdictions in which we operate. In particular, an export license may be required to export or re-export our products and technology to certain countries or end-users or for certain end-uses or may be prohibited. Additionally, we may be required to register with the Directorate of Defense Trade Controls in order to conduct some aspects of our future business activities and we may be required to obtain licenses in order to conduct development activities. Obtaining the necessary export license for a particular sale or offering or business activity may not be possible or may be time-consuming and may result in the delay or loss of sales opportunities. Any failure to adequately address these legal obligations could result in civil fines or suspension or loss of our export privileges, any of which could materially adversely affect our business, financial condition, and results of operations.

In addition, our business may be subject to the Foreign Corrupt Practices Act and other anti-corruption, anti-bribery, and anti-money laundering laws and regulations in the jurisdictions in which we have offices or do business, both domestic and abroad. Any failure to adequately comply with any of these obligations, or future changes with respect to any of these legal regimes, could cause us to incur significant costs, including the potential for new overhead costs, fines, sanctions, and third-party claims.

As a government contractor and/or subcontractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and grants, which affect how we and our partners do business with government agencies. Government contracts often contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. Ensuring compliance with government contracting laws, regulations, or contractual provisions may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements could lead to claims for damages, civil or criminal penalties, termination of contracts and/or suspension or debarment from obtaining government contracts and grants. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could have a material adverse effect on our business, results of operations, financial condition, public perception and growth prospects.

Human Capital

We believe that our success is driven by our team of technology innovators and experienced business leaders. Many on our leadership team have been with Amprius over a decade. We seek to hire and develop employees who are dedicated to our strategic mission. As of December 31, 2022, we employed 58 full time employees, 4 temporary employees and 2 contractors based in our headquarters in Fremont, California and 1 full time employee and 1 contractor working remotely.

Our employees are the foundation of developing and commercializing our silicon anode technology. Ten of our employees are engaged in engineering, research and development and 43 are involved with battery manufacturing and production. Of our technical and operations staff, approximately 20% hold a Ph.D. or advanced degrees across material science, chemical, aerospace, structural and nanoscale engineering as well as physics and chemistry. We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our compensation decisions are guided by the external market, role criticality and the contributions of each team member.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Properties

Our corporate headquarters is located in Fremont, California, where we leased approximately 26,000 square feet of space as of December 31, 2022. In January 2023, we expanded our corporate headquarters by leasing approximately 25,000 square feet of additional space in the same building and extending the lease term through June 2027. Our headquarters facility is used for research and development, manufacturing and production, sales and administrative functions.

On April 15, 2023, we entered into a lease agreement for premises consisting of approximately 774,000 square feet of space located in Brighton, Colorado, and we are in the process of designing and building our GWh-scale manufacturing facility on these premises.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

HOLDCO’S BUSINESS

Holdco is a private investment company founded in 2008 to pursue silicon nanowire anode technology conceived at Stanford. In 2015, Holdco formed Amprius to be the entity that focused on development of the silicon nanowire anode. At various times Holdco also formed and invested in subsidiaries to pursue other battery-related businesses based outside of the United States. Because the nature and circumstances of the different businesses varied widely, the Holdco Board determined that it was in the best interests of Holdco’s stockholders to cause each of its four operating subsidiaries to become fully independent companies, and ownership of each of the subsidiaries operating outside of the United States was transferred to the Holdco stockholders in early 2022 so that each could pursue its business separately.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Amprius’ financial condition and results of operations together with Amprius’ interim unaudited condensed consolidated financial statements, audited financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Amprius’ plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus, Amprius’ actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “Amprius,” “we,” “us,” “our” and other similar terms refer (i) prior to the Business Combination, to Legacy Amprius and (ii) after the Business Combination, to Amprius Technologies, Inc. Prior to the Business Combination, Kensington Capital Acquisition Corp. IV is referred to herein as “Kensington.”

Overview

Amprius has developed and, since 2018, been in commercial production of ultra-high energy density lithium-ion batteries for mobility applications leveraging a disruptive silicon anode. Our silicon anode technology enables batteries with higher energy density, higher power density, and extreme fast charging capabilities over a wide range of operating temperatures, which results in our batteries providing superior performance compared to conventional graphite lithium-ion batteries. Our silicon anode is a direct drop-in replacement of the graphite anode in traditional lithium-ion batteries, and our manufacturing process leverages the manufacturing process for conventional lithium-ion batteries and the related supply chain.

Currently, our batteries are primarily used for existing and emerging aviation applications, including unmanned aerial systems, such as drones and high-altitude pseudo satellites. We believe our proprietary technology has the potential for broad application in electric transportation. Our batteries and their performance specifications have been tested and validated for application by over 40 customers, including Airbus, AeroVironment, BAE Systems, the U.S. Army and Teledyne FLIR, and from inception, we have shipped over 10,000 batteries as of March 31, 2023, which have enabled mission critical applications. Our proprietary silicon anode structures, battery designs and manufacturing processes are defended by our portfolio of patents, trade secrets and know-how developed over 10 years of research and development.

We currently manufacture batteries on a kWh-scale manufacturing line at our headquarters in Fremont, California, where we believe demand for our batteries exceeds our manufacturing capacity. We are working to meet the expected demand in several rapidly growing addressable markets, including by expanding our production capacity in Fremont and by designing and building a large-scale manufacturing facility, at our newly leased facility in Brighton, Colorado to manufacture at a GWh+ scale through an automated, high-volume manufacturing line for our silicon anode. As discussed below, the current zoning for the newly leased facility in Brighton, Colorado does not allow for manufacturing our batteries.

Business Combination

We completed the Business Combination on September 14, 2022, which we accounted for as a reverse recapitalization, with Legacy Amprius deemed to be the acquirer and Kensington deemed to be the acquiree for financial statement reporting purposes. As a result, the assets, liabilities and results of operations of Legacy Amprius became the historical financial statements after the Business Combination. Our assets and liabilities continued to be stated at historical cost and there were no goodwill or other intangible assets recorded.

Committed Equity Financing

As further described in “Risk Factors—Risks Related to Our Business and Industry,” we entered into the Committed Equity Financing with BRPC II on September 27, 2022, whereby we have the right, but not the obligation, to sell to BRPC II up to $200.0 million of newly issued shares of common stock, subject to certain conditions and limitations, from time to time until January 1, 2025. Under the Purchase Agreement, we may direct BRPC II to purchase a specified maximum number of shares of common stock, not to exceed certain limitations.

As consideration for BRPC II’s commitment to purchase shares of common stock, we issued 84,793 shares of common stock to BRPC II upon execution of the Purchase Agreement and we will issue 84,793 additional shares of common stock to BRPC II upon receipt of total aggregate gross cash proceeds equal to $100.0 million. Any shares of common stock issued under the Committed Equity Financing to BRPC II other than the Commitment Shares will be purchased by BRPC II at current market prices less a 3.0% fixed discount.

Although the Purchase Agreement provides that we may sell up to an additional $197.6 million of our common stock to BRPC II, only 16,409,222 shares of our common stock were registered for resale under a registration statement on Form S-1 filed with the SEC. If it becomes necessary for us to issue and sell more than 16,825,366 shares to BRPC II in order to receive aggregate gross proceeds equal to $200.0 million, we must first file with the SEC one or more additional registration statements to register the resale by BRPC II of any such additional shares of our common stock. As of March 31, 2023, we had sold an aggregate of 331,351 shares of our common stock for gross proceeds of $2.4 million under the Purchase Agreement, all of which were sold in the first quarter of 2023.

Merger with Holdco

We entered into the merger agreement on May 9, 2023 with our 77% stockholder, Holdco. Holdco is a holding company that is owned by our legacy stockholders. The mergers, if approved, will eliminate our controlling stockholder and result in these legacy stockholders holding our shares directly. Currently, the shares of stock held by Holdco are subject to a lock-up that expires on September 14, 2023 (subject to certain exceptions as set forth in the proposed bylaws). The shares of the Company to be issued to the stockholders of Holdco in the mergers or otherwise issuable pursuant to the exercise of options and warrants issued under the merger agreement will be subject to the same lock-up restrictions set forth in our Bylaws, which will expire on September 14, 2023 and will be subject to the same exceptions. See the sections titled “The Mergers” and “The Merger Agreement” in this proxy statement/prospectus for more information.

The mergers were approved by our board of directors based on the recommendation of a special, independent board committee. Under the merger agreement, the stockholders of Holdco will receive new shares of our common stock based on the Discounted Exchange Ratio. We will also assume all options and warrants outstanding at Holdco. The mergers are conditioned on, among other items, the approval of the holders of a majority of the Unaffiliated Shares. We expect that the Amprius special meeting to approve the mergers will occur in the third fiscal quarter of 2023.

Known Trends, Demands, Commitments, Events, or Uncertainties Impacting Our Business

We believe that our performance and future success depends on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”

Establishing Manufacturing Capacity

While we have manufactured on a kWh-scale capacity to date, we have started our phased build out of capacity with parallel paths. In January 2023, we entered into an amendment to the lease agreement of our

Fremont facility, pursuant to which we leased approximately 25,000 square feet of additional space located in the same building as our current headquarters. We have received the first large-scale anode production machine from centrotherm at our facility in Fremont and have started using it for production purposes. We expect this machine to increase our capacity for silicon anode production to approximately 2 MWh by the end of 2023. This is expected to accelerate our development of technological processes for building batteries at a GWh-scale as we prepare, in parallel, for the design and build of our high-volume manufacturing facility.

On April 15, 2023, we entered into a lease agreement for premises consisting of approximately 774,000 square feet of space located in Brighton, Colorado. In order to meet increased demand for our products, we plan to build and design our GWh-scale manufacturing facility on these premises. The current zoning for this site does not allow for manufacturing our batteries. As such, the property owner is in the process of applying to re-zone the site for our planned development and use. While we expect the re-zoning to be completed by September 2023, the re-zoning application may not be approved and we may not be able to obtain the necessary licenses or permits for the manufacturing facility, which will delay the expected timing for our GWh-scale manufacturing facility. Until the re-zoning is complete, we will not be able to apply for permits required to repurpose the facility for manufacturing. If the re-zoning application is not approved, the lease agreement will automatically terminate. We plan to procure manufacturing equipment that allows for anode and cathode fabrication, battery assembly, and battery testing. To achieve capacity at commercial scale, we need to establish supply relationships for necessary materials, components and equipment to mass produce our silicon technology for our prospective markets, which will allow us to develop an automated, high-volume manufacturing line to increase production volume. The capacity and timing of our future manufacturing requirements, and related capital expenditures, remain uncertain and will depend on a variety of factors, including: our ability to design and construct new manufacturing sites and develop an automated, high-volume manufacturing line for our silicon anode, to mitigate supply chain constraints and manage a new labor force, to utilize planned capacity in our existing facilities, to obtain the required regulatory and zoning permits and approvals, to realize the benefits of any government incentives, and to operate in new geographic areas apart from our current headquarters. Our potential suppliers and other equipment vendors may also encounter delays, including to our expected initial production capacity of 500 MWh, which is expected to be operational in 2025, along with additional costs, and other obstacles in building our manufacturing line, which are currently unknown. To the extent we are unable to develop an automated, high-volume manufacturing line for our silicon anode, our ability to grow will be adversely affected. Additionally, although we have tested and validated the performance of our products on one supplier’s platform, there is uncertainty as to whether our planned manufacturing line will be successful. We expect our operating requirements and capital expenditures to increase as we ramp up our manufacturing capacity and expand operations.

Achieving capacity at commercial scale of high energy density lithium-ion batteries will require us to make significant and increasing capital expenditures to scale our manufacturing capacity and improve our supply chain processes. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity. Because our silicon anode process requires different equipment than traditional anode manufacturing, our capital equipment costs are likely to be higher than equipment used for production of graphite anodes. Our ability in the future to generate revenue sufficient to achieve profitability will depend largely on our ability to scale production to meet the expected market demand for our products. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical results of operations.

Reducing Costs of Manufacturing

We believe focusing on reducing the manufacturing costs of our batteries on a $/kWh basis is an important factor to accelerate the demand for our batteries and the expansion of our customer base. As a result, we will continue to work to develop further and validate our manufacturing processes to enable high-volume manufacturing and reduce manufacturing costs. As the production of our silicon anode requires different equipment than traditional graphite anode manufacturing, our capital equipment costs are likely to be initially higher than equipment used for the production of graphite anodes. As we scale, we believe we will benefit from reduced per-unit fixed costs, such as overhead, labor and capital expenditures, tool utilization improvements and volume pricing for equipment and materials. We will also seek to reduce costs by optimizing material utilization, throughput and yield. This is complemented by our plans to continue to invest in research and development to improve both battery performance and manufacturing processes. However, until we are able to successfully design and implement an automated, high-volume manufacturing line for our silicon anode and manufacture our batteries at scale, we cannot accurately forecast our manufacturing costs, which may adversely affect our ability to achieve reduced costs in our manufacturing processes.

Highly Competitive Market

Our competition includes both established manufacturers and new entrants that are developing new battery technologies and chemistries to address the growing market for electrified transportation solutions. We believe the manufacturers of these batteries will continue to invest funds, time and effort to improve the capabilities of their batteries with the recent developments of silicon anode batteries as a potential alternative to conventional graphite batteries. Currently, we are the only known manufacturer using a 100% silicon anode that is free of any inactive additives. We believe we are the leading company in the market that has a high-performance battery that can meet the requirements of aviation applications. We are not currently producing batteries for electric vehicles (“EVs”). The EV battery industry has a limited number of commercially available batteries that meet the minimum performance specifications. This creates a fast-growing and highly competitive industry for many battery manufacturers to claim market share for commercially acceptable batteries. We believe that there is significant room for improvement in the EV industry in driving range and fast charging capabilities that our silicon technology may address. To compete in the EV industry, we expect that we will need to significantly reduce our manufacturing costs, improve cycle life, increase form factors and increase production quantity. One or more of our competitors and potential future entrants may be better capitalized to expand production capacities, have greater resources to commercialize and have greater access to customers in either or both the aviation and EV markets. As such, we may be at a competitive disadvantage and be unable to retain or grow our market share.

Product Development

We expect to continue investing in the development of battery technology with the goal of enabling commercial production after the completion of our new GWh-scale manufacturing facility. We continue to develop customized battery solutions and deliver standardized samples (i.e., prototypes) of batteries to industry leading manufacturers as well as the federal government. We plan to focus our research and development on the following key areas:

•

Improving battery life: To continue to meet the specific needs of our customers and drive adoption of our batteries in new areas of electrified transportation, including the EV space. We are working with chemical compounds as potential additives to the silane gas we use to produce our silicon anodes, which have demonstrated the potential to improve cycle life without negatively impacting other performance characteristics such as energy density.

•

Further improvements to energy density: We are engaged in ongoing development activities to explore different cathode materials, including a conversion cathode, to further improve the energy density of our batteries.

•

Larger cell form factors: The batteries we have developed and are developing for our customers are typically approximately 2-15Ah for small-sized aircraft. As we expand our customer base, we expect to develop larger form factor batteries for broader electrified transportation applications.

As a result of these efforts, our goal is to fully realize the benefits of our silicon anode technology and develop the highest performing products in the market.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time. As we process, store, dispose of, transport, and use large amounts of hazardous materials, we are subject to laws and regulations surrounding battery safety and transportation, as well as health and production safety laws and regulations governing hazardous materials. We expect that environmental regulations under the Biden administration could, if adopted, facilitate market demand and revenue growth, while other potential regulations, if adopted, could result in additional operating costs. If we fail to comply with existing and future laws and regulations, our business and results of operations could be adversely affected, such as the imposition of fines, litigation, criminal charges, sanctions by regulators, or other liabilities. As future regulatory changes are uncertain, we are unable to measure the impact of such changes on our business and our results of operations.

Global Risks

The COVID-19 pandemic has been unpredictable and unprecedented and may continue to result in significant national and global economic disruption, which may adversely affect our business. The extent to which the COVID-19 pandemic continues to impact our business, financial condition, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any economic recession that has occurred or may occur in the future.

Additionally, the military conflict between Russia and Ukraine, which began in February 2022, has had an adverse impact on the global economy and financial markets. Although our business has not been directly impacted by this ongoing military conflict, as we have no assets or operations, and we have not purchased materials from, Russia, Belarus or Ukraine, it is impossible to predict the extent to which our operations, or those of our customers, suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions and inflationary pressures, and the impact of such changes on our business and our results of operations are impossible to predict, but could be material.

Comparability of Financial Information

Our future results of operations and financial position may not be comparable to historical results as a result of the Business Combination. Since the Business Combination close, we have incurred, and expect to continue to incur, higher capital expenditures related to both the design and build out of our new GWh-scale manufacturing facility and the development of an automated, high-volume manufacturing line for our silicon anode, as well as higher costs for continued research and development efforts, compliance with regulatory matters and other general and administrative expenses, including those related to being a public company.

Basis of Presentation

Our consolidated financial statements included elsewhere in this prospectus were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We carry on our business through one operating segment. Given that Holdco, which held approximately 99.6% of the Legacy Amprius common stock prior to the Business Combination, has not historically prepared financial statements for Legacy Amprius, the historical results for Legacy Amprius have been prepared from the financial records of Holdco on a carve-out basis derived from the accounting records of Holdco using the historical results of operations and the historical basis of assets and liabilities of our business, adjusted as necessary to conform to U.S. GAAP.

Components of Our Results of Operations

Revenue

We have historically generated revenue from providing both design services for the development of customized silicon-anode lithium-ion battery technology and selling our batteries to our customers. Our contracts typically contain a single performance obligation. Revenue is recognized at the point in time either when a final milestone is met, generally when a final working prototype is delivered that meets required specifications, or when the customer obtains control of the product, which is generally upon shipment. We also generate revenue from U.S. federal government expense reimbursement grants that is recognized in the period in which the qualifying costs have been incurred.

Cost of Revenue

Cost of revenue, which includes the cost of finished goods sold and the cost of customization development services, consist mainly of the costs of raw materials, labor costs, and the allocation of overhead costs incurred in producing batteries or performing the customization work. Labor costs consist of personnel-related expenses such as salaries, employee benefits and stock-based compensation expense. Overhead and other costs consist primarily of outside services, utilities, rent, depreciation expense and other facilities-related costs. Costs related to batteries and design services are recognized in the same period as the associated revenue. In addition, we expect that our cost of revenue will increase as we ramp up manufacturing in our existing facility and by building a GWh-scale manufacturing facility.

Research and Development (“R&D”) Expense

R&D expense consist mainly of personnel-related expenses such as salaries, employee benefits and stock-based compensation expense of our R&D personnel, outside contractors, materials, R&D equipment, and allocation of overhead costs, which include utilities, rent, depreciation expense and other facilities-related costs. R&D activities relate to the conceptual formulation and design of preproduction experimental prototypes and models, including the cost of equipment and material for which there is no alternative future use. R&D expenses are expensed as incurred. We expect that our R&D expenses will increase for the foreseeable future as we continue to invest in activities to develop and enhance product capabilities, as well as build and test battery prototypes to meet the expected market demand.

Selling, General and Administrative Expense

Selling, general and administrative expense consists mainly of personnel-related expenses such as salaries, employee benefits and stock-based compensation expense of our executive and administrative employees, as well as fees for professional and advisory services such as legal, accounting and audit. Selling, general and administrative expense also includes corporate insurance expense including directors and officers insurance costs, and allocation of overhead costs, which include utilities, rent, depreciation expense and other facilities-related costs. We expect that our selling, general and administrative expenses will increase due to the additional costs for compliance-related requirements resulting from being a public company and investment in additional general and administrative personnel to support the growth of our business.

Other Income, Net

Other income, net consists mainly of interest income and the one-time gain on the forgiveness of a PPP loan.

Provision for Income Taxes

Our provision for income tax consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. We maintain a valuation allowance against the full value of our U.S. federal and state net deferred tax assets because it is not more likely that our deferred tax assets will be recoverable.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table summarizes our results of operations during the three months ended March 31, 2023 and 2022 (in thousands, except percentage data):

	Three months ended March 31,		Change
	2023	2022	$	%
Revenue	$679	$2,110	$(1,431)	(68)%
Cost of revenue	4,104	3,149	955	30%

Gross loss	(3,425)	(1,039)	(2,386)	230%

Gross margin	(504)%	(49)%
Operating expenses:
Research and development	800	369	431	117%
Selling, general and administrative	5,526	1,502	4,024	268%

Total operating expenses	6,326	1,871	4,455	238%

Loss from operations	(9,751)	(2,910)	(6,841)	235%
Other income, net	649	32	617	1928%

Net Loss	$(9,102)	$(2,878)	$(6,224)	216%

Cost and operating expenses reported above include stock-based compensation as follows (in thousands):

	Three months ended March 31,		Change
	2023	2022	$	%
Cost of revenue	$169	$113	$56	50%
Research and development expense	20	6	14	233%
Selling, general and administrative expense	537	337	200	59%

Total stock-based compensation	$726	$456	$270	59%

Revenue

Revenue decreased by $1.4 million, or 68%, to $0.7 million during the three months ended March 31, 2023 from $2.1 million during the same period last year. The decrease was primarily due to $1.5 million of non-recurring customized design service revenue that was recognized during the three months ended March 31, 2022 and a $0.1 million decrease in product revenue, partially offset by an increase of $0.2 million in government grant revenue. Revenue in the current period included $0.3 million of silicon anode batteries produced under a toll manufacturing partnership with Apex (Wuxi) Co., Ltd. (a formerly affiliated entity, “Apex”) using anode material supplied by Berzelius (Nanjing) Co. Ltd. (a formerly affiliated entity, “Berzelius”), as part of an ongoing market exploration. See “—Related Party Transactions” and “Certain Relationships and Related Party Transactions.”

Cost of Revenue

Cost of revenue increased by $1.0 million, or 30%, to $4.1 million during the three months ended March 31, 2023 from $3.1 million during the same period last year. The increase was primarily due to a $1.8 million increase in outside services and consulting fees, which include a nonrecurring fee incurred in connection with our selection of a GWh manufacturing site in Brighton, Colorado, and a $0.2 million increase in overhead and other costs, partially offset by a $1.1 million decrease in costs related to non-recurring customized design services that were incurred during the three months ended March 31, 2022.

Research and Development Expense

Research and development expense increased by $0.4 million, or 117%, to $0.8 million during the three months ended March 31, 2023 from $0.4 million during the same period last year. The increase was primarily due to the increase in development costs, mainly personnel-related costs, associated with ongoing research projects.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $4.0 million, or 268%, to $5.5 million during the three months ended March 31, 2023 from $1.5 million during the same period last year, primarily due to our transition to operating as a public company. Drivers of this increase were a $2.0 million increase in professional and consulting fees as we obtained additional outside service assistance after we became a public company, a $0.9 million increase in personnel-related costs, including stock-based compensation expense, due to the hiring of additional administrative personnel, a $0.5 million increase in corporate insurance costs, including director and officer insurance costs, a $0.4 million increase in recruiting expense, and a $0.2 million increase in other general and administrative spend.

Other Income, Net

Other income, net increased by $0.6 million during the three months ended March 31, 2023 due primarily to a $0.6 million increase in interest income attributed to a higher amount of funds held during the three months ended March 31, 2023 compared to the same period last year.

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations during the years ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31,		Change
	2022	2021	$	%
Revenue	$4,409	$2,772	$1,637	59%
Cost of revenue	9,848	7,101	2,747	39%

Gross loss	(5,439)	(4,329)	(1,110)	26%

Operating expenses:
Research and development	2,030	1,450	580	40%
Selling, general and administrative	10,572	4,844	5,728	118%

Total operating expenses	12,602	6,294	6,308	100%

Loss from operations	(18,041)	(10,623)	(7,418)	70%
Other income, net	709	727	(18)	(2)%

Net loss	$(17,332)	$(9,896)	$(7,436)	75%

Cost of revenue and operating expenses reported above include stock-based compensation as follows (in thousands):

	Year ended December 31,		Change
	2022	2021	$	%
Cost of revenue	$516	$693	$(177)	(26)%
Research and development expense	27	233	(206)	(88)%
Selling, general and administrative	2,166	1,547	619	40%

Total stock-based compensation	$2,709	$2,473	$236	10%

Revenue

Revenue increased by $1.6 million, or 59%, to $4.4 million during the year ended December 31, 2022 from $2.8 million in the prior year. The increase was primarily due to a $1.2 million increase in sales of batteries resulting from an increase in volume of orders from existing and new customers; a $0.2 million increase due to the completion of customization design services for certain customers; and a $0.2 million increase from a government grant.

Cost of Revenues

Cost of revenues increased by $2.7 million, or 39%, to $9.8 million during the year ended December 31, 2022 from $7.1 million in the prior year. The increase was primarily due the increase in production of battery cells and service costs, driven by the increase in sales volume and completion of customization design services. Our direct labor costs, which contributed a significant portion of our cost of revenue, increased by $1.8 million due to the hiring of additional personnel, while our cost of materials and other overhead costs increased by $1.0 million.

Research and Development Expense

Research and development expense increased by $0.6 million, or 40%, to $2.0 million during the year ended December 31, 2022 from $1.5 million in the prior year. The increase was primarily due to a $0.6 million increase in personnel-related costs due to the hiring of additional personnel involved in research and development activities, offset by a $0.2 million decrease in stock-based compensation expense due to the grant of fully vested stock-based awards in the prior year that did not recur during the current year. Overhead and other costs also increased by $0.2 million due to the overall increase in our research and development activities.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $5.7 million, or 118%, to $10.6 million during the year ended December 31, 2022 from $4.8 million in the prior year, primarily due to the transition to being a public company. Drivers of this increase were a $2.3 million increase in personnel-related costs, including stock-based compensation expense, due to the hiring of additional executive and administrative personnel, a $2.2 million increase in professional and consulting fees as we obtained additional assistance before and after we became a public company, a $0.7 million increase in corporate insurance costs, including director and officer insurance costs, and a $0.5 million increase in other general and administrative spend resulting from operating as a public company.

Other Income, Net

The change in other income, net during the year ended December 31, 2022 consisted primarily of a $0.7 million increase in interest income attributed to the funds that we received from the Business Combination and the PIPE, offset by a $0.7 million decrease resulting from a one-time gain on forgiveness of PPP loan which was recognized during the year ended December 31, 2021.

Liquidity and Capital Resources

Sources and Uses of Liquidity

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our contractual obligations, we must continually have sufficient liquid assets.

Prior to the Business Combination, we financed our operations primarily through capital contributions from Holdco and revenue generated from operations. We expect to rely on our cash and cash equivalents, which was $64.2 million as of March 31, 2023, and cash flows from operations to meet our working capital and capital expenditure requirements for a period of at least twelve months. In addition, we may receive additional funds from the following sources: (i) all or a portion of the remaining $197.6 million balance of the Committed Equity Financing with BRPC II if we decide to issue shares of common stock to BRPC II under the Purchase Agreement and (ii) exercise of outstanding stock warrants.

Actual sales, if any, of shares of common stock under the Committed Equity Financing will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our common stock and determinations by us as to appropriate sources of funding for our business and operations. We cannot guarantee the extent to which we may utilize the Committed Equity Financing.

Furthermore, while we have been successful in obtaining certain external funding through government grants or incentives, future efforts to obtain such funds may be unsuccessful. For example, in October 2022, we were awarded a $50.0 million cost sharing grant from the U.S. DOE. The cost sharing grant was dependent on the successful negotiation of a final contract. In June 2023, the Company and the U.S. DOE mutually agreed to discontinue the negotiation of the cost sharing contract.

We may receive up to approximately $550.8 million from the exercise in full of all outstanding warrants. The exercise price of our public warrants and private warrants is $11.50 per share, and the exercise price of the PIPE warrants is $12.50 per share. As of March 31, 2023, we had an aggregate of 45,668,336 public warrants and private warrants and 2,052,500 PIPE warrants outstanding. The likelihood that warrant holders will exercise the warrants and any cash proceeds that we would receive is dependent upon the market price of our common stock. If the market price for our common stock is less than $11.50 per share, in the case of the public warrants or private warrants, or $12.50 per share, in the case of the PIPE warrants, we believe warrant holders will be unlikely to exercise their warrants.

Our ability to become profitable is dependent upon future events, including obtaining adequate financing to fund our business plan, completing the design and build out of our GWh-scale manufacturing facility, obtaining adequate supplier relationships, building our customer base, successfully executing our business and marketing strategy and hiring appropriate personnel.

We expect our capital expenditures and working capital requirements to increase materially in the near future. At our headquarters in Fremont, California, we currently operate a kWh-scale manufacturing line that we are expanding in order to achieve production on a MWh-scale. To meet the demand for our batteries, we are in the process of designing and then building a new GWh-scale manufacturing facility. Based on our current expectations, we estimate that our capital equipment expenditures will range between $120.0 million and $150.0 million to achieve 1.0 GWh per year of manufacturing capacity, with the build-out to be completed over phases. The initial phase of 500 MWh is expected to be operational in 2025.

In addition, the transactions contemplated by the merger agreement will involve substantial costs, including fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. We expect that the total transaction expenses related to the mergers will be approximately $4 million.

We have incurred net losses to date. During the three months ended March 31, 2023 and the year ended December 31, 2022, we incurred a net loss of $9.1 million and $17.3 million, respectively. We expect to incur additional losses and increased expenses in future periods, including those associated with the design and build out of our GWh-scale manufacturing facility, continued research and development efforts and increased employee headcount.

As of March 31, 2023, our contractual obligations consisted primarily of our noncancellable operating lease agreement for our corporate headquarters and facilities in Fremont, California. The total future lease payments under this operating lease were approximately $11.5 million as of March 31, 2023, of which a total of $1.1 million is payable over the next twelve months. Subsequent to our first quarter, on April 15, 2023, we entered into a lease agreement to lease a space for our GWh-scale manufacturing facility in Brighton, Colorado. Future lease payments, which commence in December 2024 after the rent abatement period, total approximately $62.9 million. The current zoning for this site does not allow for manufacturing our batteries. As such, the property owner is in the process of applying to re-zone the site. Until the re-zoning is complete, we will not be able to apply for permits required to repurpose the facility for manufacturing. If the re-zoning application is not approved, the lease agreement will automatically terminate. For additional discussion about our leases, refer to Note 9 to our interim unaudited condensed financial statements as of and for the three months ended March 31, 2023 and Note 11 to our audited financial statements as of and for the year ended December 31, 2022 included elsewhere in this proxy statement/prospectus.

To the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to take actions to reduce our capital or operating expenditures, including by reducing or delaying our production facility expansion, which may adversely affect our business, operating results, financial condition and prospects. For example, because we expect to expand through a Copy Exact methodology, to the extent we have less cash than expected and additional financing is unavailable on acceptable terms, we expect that we would reduce the initial production capacity of our large-scale facility and thereafter add capacity as appropriate. Any such reduction or delay may have an adverse impact on our business plan and our results of operations.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented (in thousands):

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022	2021
Net cash used in operating activities	$(6,492)	$(3,043)	$(13,882)	$(8,016)
Net cash used in investing activities	$(1,140)	$(34)	$(1,481)	$(609)
Net cash provided by financing activities	$2,123	$204	$73,626	$20,112

Net Cash Used in Operating Activities

Our primary source of cash provided by operations is revenue from customized design services and sale of batteries. Our uses of cash in our operating activities primarily include payments for personnel-related costs, procurement of materials used to produce batteries and to conduct research, professional fees and other general corporate expenses.

Comparison of the Three Months Ended March 31, 2023 and 2022

Net cash used in operating activities increased to $6.5 million during the three months ended March 31, 2023 from $3.0 million during the same period last year primarily due to an increase in personnel-related costs as we hired additional employees, an increase in professional and consulting fees as we utilized additional outside services after we became a public company, and an increase in corporate insurance costs, including directors’ and officers’ insurance costs.

Comparison of the Years Ended December 31, 2022 and 2021

Net cash used in operating activities increased to $13.9 million during the year ended December 31, 2022 from $8.0 million in the prior year due primarily to an increase in personnel-related costs as we hired additional employees, an increase in professional and consulting fees as we obtained additional assistance before and after we became a public company, and an increase in corporate insurance costs, including directors’ and officers’ insurance costs.

Net Cash Used in Investing Activities

Our primary use of cash in investing activities is for purchases of property, plant and equipment.

Comparison of the Three Months Ended March 31, 2023 and 2022

Net cash used in investing activities increased to $1.1 million during the three months ended March 31, 2023 from $34 thousand during the same period last year primarily due to a purchase of production equipment and improvements made to our manufacturing facility as we continued to expand our business operations.

Comparison of the Years Ended December 31, 2022 and 2021

Net cash used in investing activities increased to $1.5 million during the year ended December 31, 2022 from $0.6 million in the prior year due primarily to purchases of pilot production equipment as we continue to expand our manufacturing activities.

Net Cash Provided by Financing Activities

Our primary source of cash provided by financing activities consists primarily of proceeds from issuance of common stock, exercise of stock warrants and capital contributions from Holdco. Our cash usage for financing activities consists primarily of payments related to the issuance of common stock.

Comparison of the Three Months Ended March 31, 2023 and 2022

Net cash provided by financing activities increased to $2.1 million during the three months ended March 31, 2023 from $0.2 million during the same period last year primarily due to the proceeds from the issuance of common stock in connection with the Purchase Agreement. Our cash provided by financing activities during the three months ended March 31, 2022 consisted primarily of capital contributions from Holdco.

Comparison of the Years Ended December 31, 2022 and 2021

Net cash provided by financing activities increased to $73.6 million during the year ended December 31, 2022 from $20.1 million in the prior year due primarily to the proceeds from the issuance of common stock in connection with the Business Combination, the PIPE investment and proceeds from the exercise of stock warrants, reduced by costs paid in connection with the Business Combination and PIPE investment transactions. Our cash provided by financing activities during the year ended December 31, 2021 consisted primarily of capital contributions from Holdco.

Related Party Transactions

We had a service agreement with Holdco, which was terminated upon the closing of the Business Combination. Prior to its termination, the service agreement required Holdco to provide us certain services such as administration, management service, information technology and engineering services to support Amprius’ operations. The administrative costs, including allocation of stock-based compensation, incurred by Holdco up to the termination of the service agreement were allocated to us and were treated as capital contributions. We also previously received cash advances and capital contributions from Holdco to support our working capital requirements. Those cash advances were forgiven and were treated as capital contributions.

Additionally, we purchased raw materials, development materials and finished batteries from two previous related parties that were owned and controlled by Holdco and are now majority-owned and controlled by the current stockholders of Holdco. These purchases included silicon-graphite anode batteries produced under a toll manufacturing partnership with Apex using anode material supplied by Berzelius. The purchases were made as part of an ongoing market exploration. We do not have purchase commitments with these previous related parties.

For more information regarding our related party transactions, see Note 13 to the audited consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company as defined in the JOBS Act and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. This means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, we have the option to adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We have elected to use the extended transition period for complying with new or revised accounting standards unless we otherwise early adopt select standards.

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250.0 million as of the prior June 30 or (ii) our annual revenue exceeds $100.0 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700.0 million as of the prior June 30.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited financial statements and interim unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported loss generated, and expenses incurred during the reporting periods.

Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements and our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus, we believe that the accounting estimates discussed below are critical to understanding our historical and future performance.

Revenue Recognition

Our revenue from customers consists mainly of customized design services arrangements and sale of battery products. We account for a contract with a customer when there is a legally enforceable contract, such as a customer’s purchase order, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. Revenue from a contract with a customer is recognized at a point in time when control is transferred to the customer, which is generally upon the completion of the battery design and delivery of the final prototype batteries for customized design services or upon shipment of the batteries. The majority of our contracts have a single performance obligation, which do not require us to do a transaction price allocation. The transaction price set in the contract is fixed, with payment terms for a customized design service contract generally based on the achievement of agreed upon milestones specified in the contract. We do not accept returns unless the batteries are defective as manufactured. We also generate revenue from U.S. federal government expense reimbursement grants that is recognized in the period in which the qualifying costs have been incurred.

Leases

We determine if an arrangement is a lease, or contains a lease, by evaluating whether there is an identified asset and whether Amprius controls the use of the identified asset throughout the period of use. We determine the classification of the lease, whether operating or finance lease, at the lease commencement date, which is the date Amprius obtains control of the leased asset.

We recognize a right-of-use (“ROU”) asset and a lease liability on the lease commencement date based upon the present value of the fixed lease payments over the non-cancelable lease term using an incremental borrowing rate. We include in the calculation of the present value of the lease payments amounts attributable to the renewal period if we have the option to renew and if, based on present facts and circumstances, we believe that it is reasonably certain that the renewal will be exercised.

We do not recognize an ROU asset on a lease arrangement with a term of 12 months or less. When there are modifications to our lease, we assess the terms of the modification to determine whether incremental differences result in new contract terms, which would be accounted for as a new lease or whether the additional right of use should be included in the original lease and continue to be accounted with the remaining ROU asset.

Stock-Based Compensation

We measure stock-based compensation for stock options at fair value on the date of grant using the Black-Scholes option-pricing model, which requires the use of the following highly subjective assumptions.

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Expected Term — This is the estimated period that the stock options are expected to be outstanding. Since we do not have sufficient historical experience for determining the expected term, we derived the expected term based on the simplified method for awards that qualify as plain-vanilla options.

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Expected Volatility — Prior to the Business Combination, we estimated volatility for stock option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the option grant’s expected term.

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Risk-Free Interest Rate — We base the risk-free interest rate on the implied yield available on the U.S. Treasury zero coupon issues with a remaining term equivalent to the expected term of the option.

•	Expected Dividend — We estimate expected dividend yield to be zero because we have not paid dividends in the past and have no plans to pay dividends on our common stock.

The Black-Scholes option-pricing model also requires us to input the fair value of the underlying common stock. Prior to becoming a public company, we estimated the fair value of our common stock based on the determination of the board of directors, with input from management and contemporaneous valuations from a third-party. We discuss in further detail below the valuation of our common stock prior to becoming a public company.

We recognize stock-based compensation expense on a straight-line basis over the period from the date of the grant to the date the award is fully vested, which is generally over four years. We elected to account for forfeitures as they occur.

Common Stock Valuations

Since there was no public market for Legacy Amprius’ common stock and Holdco’s common stock prior to the Business Combination, we estimated the fair value of Legacy Amprius’ common stock and Holdco’s common stock based on the determination of their respective board of directors at the date of the stock option grant, with input from their respective management and third-party valuations.

The third-party valuations were performed in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Practice Aid identifies various available methods for allocating the enterprise value across classes of capital stock in determining the fair value of Legacy Amprius’ common stock at each valuation date. The probability-weighed expected return method (“PWERM”) and the Option Pricing Method (“OPM”) were the most appropriate methods for determining the fair value of Legacy Amprius’ common stock and Holdco’s common stock based on their respective stage of development and other relevant factors.

In addition to the third-party valuations, the respective board of directors considered various objective and subjective factors to determine the fair value of such common as of each grant date, including:

•

the rights, preferences, and privileges of Holdco’s preferred securities as compared to those of Legacy Amprius’ common stock and Holdco’s common stock, including liquidation preferences of Holdco’s preferred stock;

•	stage of development;

•	external market conditions affecting the industry and trends within the industry, including a review of the performance and metrics of guideline public companies;

•	the respective company’s financial position, including cash on hand, and historical and forecasted performance and operating results;

•	the lack of an active public market for such common stock and Holdco’s preferred stock;

•	the likelihood of achieving a liquidity event, such as a Special Purpose Acquisition Company (“SPAC”) transaction or sale of our company in light of prevailing market conditions; and

•	an analysis of initial public offerings and the market performance of similar companies in the industry.

Valuation of Legacy Amprius’ common stock

Valuation as of March 29, 2022

The valuation as of March 29, 2022 was determined by applying the Hybrid Method, whereby the implied equity value was determined using various scenarios based in part on the latest round of financing of Holdco at that time (i.e., Series E-2 convertible preferred stock). In addition, the following scenarios were also considered at that time:

•	Two SPAC term sheet values that we received;

•	Backsolve OPM based on Holdco’s Series E-2 convertible preferred stock financing completed in June 2021; and

•	A discounted cash flow analysis as of the March 2022 valuation date.

The relative probability of each type of future-event scenario was determined based on management’s best estimate as of the date of valuation, including then-current expectations as to the timing and likely prospects of the future event scenarios. The two SPAC scenarios were weighted 12.5% each, the Backsolve analysis based on the Series E-2 financing was weighted 25%, and the discounted cash flow analysis was weighted 50%. The weighted average implied equity value was then used to determine the common stock value based on an OPM.

Valuation of Holdco’s common stock

Valuation as of June 30, 2021

The valuation as of June 30, 2021 was determined based on both a market approach and an income approach, applying weightings to each value to arrive at an equity value estimate. In addition, consideration was given to the implied equity value from the Backsolve analysis based on Holdco’s Series E-2 financing at that time. The two market approaches were weighted a combined 37.5%, the discounted cash flow analysis was weighted 12.5%, and the Backsolve analysis based on the Series E-2 financing was weighted 50%. The weighted average implied equity value was then used to determine the common stock value based on an OPM.

Valuation as of March 29, 2022

Subsequent to Holdco’s divestiture of its subsidiaries in early 2022, its only assets were the shares of Legacy Amprius common stock it owned and cash. As such, the estimated fair value of Holdco common stock was adjusted based on the analysis performed for Legacy Amprius, making an adjustment for cash to value the equity based on an asset-based approach. This value was then allocated to the securities in the capital structure based on an OPM, in order to estimate the value of the common stock in Holdco as of the valuation date. For purposes of determining the fair value of stock option grants in December 2021, Holdco adjusted the March 29, 2022 in order to derive an interpolated value by taking into consideration that its three subsidiaries had not been divested at that time.

After becoming a public company, the Amprius Board determines the fair value of our common stock based upon the closing market price as reported on the NYSE.

Recent Accounting Pronouncements

See Note 2 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus for further information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations.

MANAGEMENT PRIOR TO AND FOLLOWING THE MERGERS

Executive Officers and Directors of Amprius Prior to and Following the Mergers

In connection with the mergers, there will be no change to the executive officers or directors of Amprius. The following table sets forth certain information with respect to Amprius’ executive officers and directors as of May 1, 2023.

Name	Age	Position
Dr. Kang Sun	68	President, Chief Executive Officer and Class III Director
Sandra Wallach	58	Chief Financial Officer
Jonathan Bornstein	65	President of Amprius Lab
Dr. C. Ionel Stefan	50	Chief Technology Officer
Donald R. Dixon(1)(2)	75	Chair and Class III Director
Kathleen Ann Bayless(1)	66	Class I Director
Dr. Wen Hsieh(1)(2)	50	Class I Director
Dr. Steven Chu(3)	75	Class II Director
Justin Mirro(3)	54	Class II Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Dr. Kang Sun has served as Amprius’ Chief Executive Officer and as a Class III director since September 2022, as Legacy Amprius’ President and Chief Executive Officer since February 2017 and as a director on the Legacy Amprius board of directors since December 2016. Dr. Sun has also served as President, Chief Executive Officer and a director of Holdco since March 2010. He also has served as a director of Berzelius since 2017 and Apex since November 2014, both entities of which were spun off from Amprius in 2022. Prior to joining Holdco, Dr. Sun led two business ventures in the renewable energy space, serving as President and Chief Operating Officer of JA Solar Co. Ltd., a manufacturer of high-performance photovoltaic products, and as chairman and Chief Executive Officer of RayTracker Inc., an advanced solar tracking system company that was acquired by First Solar Inc. Prior to that, he has held senior executive positions in several large business enterprises and technology start-ups, including Vice President and General Manager at Honeywell International Inc. and Vice President of Technology at Canon Production Printing (formerly Oce, N.V.). Dr. Sun holds a Ph.D. in Chemistry from Brown University, an M.S. degree in Chemistry from the University of Georgia and a B.S. degree in Chemistry from Nanjing University, China.

Amprius believes Dr. Sun is qualified to serve on the Amprius Board because of the perspective and experience he brings as Legacy Amprius’ Chief Executive Officer, his leadership experience in the energy industry and his strong scientific knowledge.

Sandra Wallach has served as Amprius’ Chief Financial Officer since September 2022 and as Legacy Amprius’ Chief Financial Officer since August 2021. Prior to joining Legacy Amprius, Ms. Wallach served as the Chief Financial Officer of Identiv, Inc., a publicly held authentication and security solutions company from February 2017 to August 2021. Prior to that, she served as Vice President of Finance for MiaSole, a thin film solar technology company, from June 2013 to February 2017. Ms. Wallach has also previously served as Chief Financial Officer of UBM Tech, a wholly owned subsidiary of UBM LLC, and Vice President of Finance at Juniper Networks, Inc., and has held different financial management positions with Intuit. Prior to Intuit, Ms. Wallach served as Chief Financial Officer of General Electric’s (GE) Industrial Systems, Drives & Controls division. Ms. Wallach holds a B.A. degree in Economics and Public Policy from the University of California at Berkeley.

Jonathan Bornstein has served as Amprius’ President of Amprius Lab since March 2023, as Amprius’ Chief Operating Officer from September 2022 to March 2023 and as Legacy Amprius’ Chief Operating Officer

since February 2015. Mr. Bornstein previously served as Holdco’s Senior Director of Engineering from March 2013 to February 2015. Prior to joining Holdco, Mr. Bornstein served as Senior Director of Technology Development and Integration at Ampulse Corporation, where he led the development of a photovoltaic cell on flexible metal foil substrate. Mr. Bornstein has also previously served as a Manager of Process Integration and Development at Intel Corporation and Director of Engineering Operations at Brion Technologies. Mr. Bornstein holds a M.S. degree in Materials Science from Stanford University and a B.S. degree in Chemistry from Antioch College.

Dr. C. Ionel Stefan has served as Amprius’ Chief Technology Officer since September 2022 and as Legacy Amprius’ Chief Technology Officer since August 2015. Dr. Stefan is a recognized expert in electrochemistry and energy storage and leads Amprius’ scientific research and development activities for advancing lithium ion cell performance. Prior to that, Dr. Stefan served in roles of increasing responsibility related to battery science and development at Holdco since 2009. Prior to joining Holdco, Dr. Stefan was a Scientist Electrochemist at Nanosys Inc. Dr. Stefan holds a Ph.D. in Chemistry from Case Western Reserve University, a M.S. degree in Electrochemistry and Analytical Chemistry from Babes-Bolyai University, and a B.S. degree in Chemistry from Babes-Bolyai University.

Donald R. Dixon has served as a Class III director since September 2022 and as the Chair of the Legacy Amprius board of directors since December 2016. Mr. Dixon has also served as a director of Holdco since June 2009. In 1993, he co-founded, and has since served as Managing Director of, Trident Capital, a venture capital fund, and in 2015, he co-founded, and has since served as the Managing Director of, ForgePoint Capital, an investment firm focused on cybersecurity. Prior to Trident Capital, Don was the Co-President at Partech International, a private equity fund associated with Banque Paribas, a Managing Director at Alex. Brown & Sons, and a Vice President at Morgan Stanley. Mr. Dixon currently serves as a director of IronNet, Inc., a publicly held cybersecurity company, and as a director of several privately held companies. Mr. Dixon has previously served on the boards of directors of the publicly held companies Qualys, Inc. and Top Image Systems Ltd. Mr. Dixon is a member of the Leadership Council of the Princeton University School of Engineering and Applied Sciences and serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership. Mr. Dixon holds a B.S.E. degree in Aerospace Engineering from Princeton University and an M.B.A. from the Stanford Graduate School of Business.

Amprius believes Mr. Dixon is qualified to serve on the Amprius Board because of his extensive investment experience in the technology industry and extensive expertise and skills in strategy, finance and management.

Kathleen Ann Bayless has served as a Class I director since April 2023. Ms. Bayless, currently retired, was Senior Vice President, Chief Financial Officer and Treasurer of Synaptics Incorporated, a leader in human interface technology, from 2009 until her retirement in 2015. Before Synaptics, Ms. Bayless served as Executive Vice President, Chief Financial Officer and Secretary at Komag Incorporated, a leading supplier of thin-film disks to the hard disk drive industry, and held other financial leadership positions during her tenure with Komag from 1994 to 2008. Ms. Bayless was previously with the public accounting firm of Ernst & Young. Ms. Bayless currently serves on the board of directors of Veeco Instruments, a manufacturer of semiconductor process equipment. Ms. Bayless also currently serves on the board of directors of Ballard Power Systems, a developer and manufacturer of proton exchange membrane fuel cell products. Previously, she also served on the board of directors of Energous Corporation, which specializes in the advancement of wireless charging technology. Ms. Bayless holds a B.S. in Accounting and Finance from the California State University, Fresno.

Amprius believes Ms. Bayless is qualified to serve on the Amprius Board because of her extensive management experience and because she is well versed on the various challenges and opportunities in our marketplace, offering a unique and valued perspective to the Amprius Board.

Dr. Steven Chu has served as a Class II director since September 2022 and as a director on the Legacy Amprius board of directors since December 2016. Dr. Chu has also served as a director of Holdco since

January 2014. Dr. Chu has served as the William R. Kenan, Jr., Professor of Physics and Professor of Molecular & Cellular Physiology in the Medical School at Stanford University since May 2013. Dr. Chu is a co-recipient of the 1997 Nobel Prize in Physics for his contributions to laser cooling and atom trapping and has received numerous other awards. Dr. Chu was the 12th U.S. Secretary of Energy from January 2009 to April 2013. Prior to his cabinet post, he was director of the Lawrence Berkeley National Laboratory, where he was active in pursuit of alternative and renewable energy technologies, and Professor of Physics and Applied Physics at Stanford University, where he helped launch Bio-X, a multi-disciplinary institute combining the physical and biological sciences with medicine and engineering. Prior to that, he was head of the Quantum Electronics Research Department at AT&T Bell Laboratories. He is a member of the National Academy of Sciences, the American Philosophical Society, the American Academy of Arts and Sciences, the Academia Sinica, a foreign member of the Royal Society, the Royal Academy of Engineering, the Chinese Academy of Sciences, the Korean Academy of Sciences and Technology and the National Academy of Sciences, Belarus, and the Chair of the American Association for the Advancement of Science. Dr. Chu currently serves on the board of directors of Zymergen Inc., a publicly held biotechnology company, and Oatly Group AB, a publicly held oat milk company. Dr. Chu holds an A.B. degree in Mathematics and a B.S. degree in Physics from the University of Rochester, and a Ph.D. in Physics from the University of California at Berkeley, and has 33 honorary degrees.

Amprius believes Dr. Chu is qualified to serve on the Amprius Board because of his extensive background in sciences, academia and government.

Dr. Wen Hsieh has served as a Class I director since September 2022 and as a director on the Legacy Amprius board of directors since December 2016. Dr. Hsieh has been a General Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, where he focuses on hardware-related investments, since February 2006. Prior to joining Kleiner Perkins, Dr. Hsieh was an Associate Principal at McKinsey & Company San Francisco and a leader of McKinsey’s Asia semiconductor practice. During his time at McKinsey, Dr. Hsieh focused primarily on serving leading companies across the global semiconductor value chain. Earlier in his career, Dr. Hsieh founded OnChip Technologies, a startup developing MEMS microfluidic biochips. Dr. Hsieh currently serves on the board of directors of public companies Desktop Metal, Inc. and AEye, Inc., and as a director of several privately held companies. Dr. Hsieh holds a B.S., M.S. and Ph.D. in Electrical Engineering with a Biology Minor from California Institute of Technology.

Amprius believes Dr. Hsieh is qualified to serve on the Amprius Board because of his extensive investment experience in the technology industry, extensive expertise and skills in strategy, finance and management and strong scientific knowledge.

Justin Mirro has served as a Class II director since September 2022. Mr. Mirro has over 30 years of operating, M&A and financing experience in the automotive and automotive-related sector. He began his career at General Motors Company as a Tool and Die Manufacturing Engineer, with successive positions at Car and Driver Magazine, Toyota Motor Corporation and Itochu International Inc. prior to transitioning to automotive investment banking at Schroder & Co. Inc./Salomon Smith Barney, Inc./ABN Amro Inc. in 1996. In 1999, Mr. Mirro formed Kensington Capital Partners, LLC, where he has served as President since 2015, to invest in automotive and automotive-related sector businesses. In 2005, Mr. Mirro transitioned to Jefferies & Company, Inc. as Head of Automotive Investment Banking, and later served as the Head of Automotive Investment Banking at Moelis & Company, LLC and RBC Capital Markets, LLC from 2008 to 2011 and 2011 to 2014, respectively. From 2016 to 2019, Mr. Mirro served as Chairman of the board of directors and audit committee of Pure Power Technologies, Inc., one of the largest aftermarket suppliers of diesel fuel injectors, which was later sold to Stanadyne LLC. Mr. Mirro served as the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. from April 2020 until it consummated its initial business combination with QuantumScape Corp. in November 2020. Mr. Mirro served as the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. II from January 2021 until it consummated its business combination with Wallbox N.V., in October 2021. He has served as the Chairman and Chief Executive Officer of Kensington Capital Acquisition Corp. V since August 2021. Mr. Mirro has served on the board of QuantumScape from 2020 through April 2022,

Cooper-Standard Holdings Inc. from 2015 through May 2022, and Transtar Industries, Inc., from 2017 through January 2021.

Amprius believes Mr. Mirro is qualified to serve on the Amprius Board due to his extensive experience in strategy, finance and management.

Family Relationships

There are no family relationships among any of Amprius’ directors and executive officers.

Board Composition

Amprius’ business and affairs are organized under the direction of the Amprius Board. The Amprius Board currently consists of six members, with Mr. Dixon serving as chair. The Amprius Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. The primary responsibilities of the Amprius Board are to provide oversight, strategic guidance, counseling and direction to Amprius’ management. The Amprius Board meets on a regular basis and additionally as required.

In accordance with the terms of Amprius’ bylaws, each director, including a director elected to fill a vacancy, will hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Any director may be removed from office by the stockholders as provided in Section 141(k) of the DGCL.

Director Independence

The Amprius Board has determined that each of its directors other than Dr. Sun qualifies as an independent director, as defined under the rules of the NYSE, and the Amprius Board consists of a majority of “independent directors,” as defined under the rules of the SEC and the NYSE relating to director independence requirements. In addition, Amprius is subject to the rules of the SEC and the NYSE relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Role of the Board in Risk Oversight/Risk Committee

One of the key functions of the Amprius Board is informed oversight of Amprius’ risk management process. The Amprius Board does not have a standing risk management committee, but administers this oversight function directly through the Amprius Board as a whole, as well as through various standing committees of the Amprius Board that address risks inherent in their respective areas of oversight. In particular, the Amprius Board is responsible for monitoring and assessing strategic risk exposure and Amprius’ audit committee has the responsibility to consider and discuss its major financial risk exposures and the steps management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

Amprius’ audit committee also monitors compliance with legal and regulatory requirements. Amprius’ compensation committee also assesses and monitors whether its compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

The Amprius Board has three standing committees—an audit committee, a compensation committee, and a nominating and corporate governance committee. Copies of the charters for each committee are available on Amprius’ investor relations website.

Audit Committee

Amprius’ audit committee consists of Ms. Bayless, Mr. Dixon and Dr. Hsieh. The Amprius Board has determined that each of the members of the audit committee satisfies the independence requirements of the NYSE and Rule 10A-3 under the Exchange Act and is able to read and understand fundamental financial statements in accordance with the NYSE audit committee requirements. In arriving at this determination, the Amprius Board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Ms. Bayless serves as the chair of the audit committee. The Amprius Board has determined that each of Ms. Bayless and Mr. Dixon qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, the Amprius Board considered formal education and previous experience in financial roles. Amprius’ independent registered public accounting firm and management periodically meet privately with Amprius’ audit committee.

The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of Amprius’ independent auditors and determining whether to retain its existing independent auditors or engage new independent auditors;

•	reviewing Amprius’ financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of Amprius’ independent auditors to perform audit services and any permissible non-audit services;

•	reviewing the adequacy and effectiveness of Amprius’ internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of its internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by Amprius;

•

obtaining and reviewing at least annually a report by Amprius’ independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of Amprius’ independent auditors on Amprius’ engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of Amprius’ independent auditor;

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reviewing Amprius’ annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with Amprius’ independent auditors and management;

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reviewing with Amprius’ independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of its financial controls and critical accounting policies;

•	reviewing with management and Amprius’ auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by Amprius regarding financial controls, accounting, auditing or other matters;

•	preparing the report that the SEC requires in Amprius’ annual proxy statement;

•

reviewing and providing oversight of any related party transactions in accordance with Amprius’ related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including Amprius’ code of ethics;

•	reviewing Amprius’ major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of Amprius’ audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. Amprius will comply with future requirements to the extent they become applicable to it.

Compensation Committee

Amprius’ compensation committee consists of Mr. Dixon and Dr. Hsieh. Dr. Hsieh serves as the chair of Amprius’ compensation committee. The Amprius Board has determined that each of the members of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the independence requirements of the NYSE. The functions of the committee include, among other things:

•	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•	reviewing and approving the compensation and other terms of employment of Amprius’ executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of Amprius’ executive officers and assessing their performance against these goals and objectives;

•	making recommendations to the Amprius Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the Amprius Board;

•	reviewing and making recommendations to the Amprius Board regarding the type and amount of compensation to be paid or awarded to Amprius’ non-employee board members;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering Amprius’ equity incentive plans, to the extent such authority is delegated by the Amprius Board;

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reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for Amprius’ executive officers;

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reviewing with management Amprius’ disclosures under the caption “Compensation Discussion and Analysis” in its periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing an annual report on executive compensation that the SEC requires in Amprius’ annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the Amprius Board.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the NYSE rules and regulations. Amprius will comply with future requirements to the extent they become applicable to it.

Nominating and Corporate Governance Committee

Amprius’ nominating and corporate governance committee consists of Dr. Chu and Mr. Mirro. The Amprius Board has determined that each of the members of Amprius’ nominating and corporate governance committee satisfies the independence requirements of the NYSE.

Dr. Chu serves as the chair of Amprius’ nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and making recommendations of candidates to serve on the Amprius Board;

•	evaluating the performance of the Amprius Board, committees of the Amprius Board and individual directors and determining whether continued service on the Amprius Board is appropriate;

•	evaluating nominations by stockholders of candidates for election to the Amprius Board;

•	evaluating the current size, composition and organization of the Amprius Board and its committees and making recommendations to the Amprius Board for approvals;

•	developing a set of corporate governance policies and principles and recommending to the Amprius Board any changes to such policies and principles;

•	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the Amprius Board current and emerging corporate governance trends; and

•

reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the Amprius Board, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the NYSE rules and regulations. Amprius will comply with future requirements to the extent they become applicable to it.

Compensation Committee Interlocks and Insider Participation

None of the members of Amprius’ compensation committee has ever been an executive officer or employee of Amprius. None of Amprius’ executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve as a member of the Amprius Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Amprius’ certificate of incorporation limits its directors’ and officers’ liability to the fullest extent permitted under the DGCL. The DGCL provides that such provision shall not eliminate or limit liability:

•	for any transaction from which the director or officer derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	in the case of a director, for any unlawful payment of dividends or redemption of shares;

•	in the case of an officer, in any action by or in the right of the corporation; or

•	for any breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders.

The DGCL specifies that only certain officers are subject to this provision. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of Amprius’ directors or officers, as applicable will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and Amprius’ bylaws provide that it will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, Amprius has entered into separate indemnification agreements with its directors and officers. These agreements, among other things, require us to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of Amprius’ directors or officers or any other company or enterprise to which the person provides services at Amprius’ request.

Amprius maintains a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. Amprius believe these provisions in the proposed charter and proposed bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

The Amprius Board has adopted a code of business conduct and ethics, which we refer to as the “Code of Conduct,” applicable to all of Amprius’ employees, executive officers and directors. The Code of Conduct is available on Amprius’ investor relations website, ir.amprius.com. Information contained on or accessible through Amprius’ website is not a part of this prospectus, and the inclusion of Amprius’ website address in this prospectus is an inactive textual reference only. The Amprius Board, or a duly appointed committee thereof, is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. Amprius expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on Amprius’ website.

Non-Employee Director Compensation

The Amprius Board reviews director compensation periodically to ensure that director compensation remains competitive such that Amprius is able to recruit and retain qualified directors. Amprius has adopted a non-employee director compensation program that is designed to align compensation with Amprius’ business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to the long-term success of Amprius.

AMPRIUS’ EXECUTIVE COMPENSATION

To achieve its goals, Amprius has designed its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.

Amprius believes its compensation program should promote the success of Amprius and align executive incentives with the long-term interests of its stockholders. Amprius’ current compensation programs consist primarily of salary, bonuses and equity awards. As its needs evolve, Amprius intends to continue to evaluate its philosophy and compensation programs as circumstances require.

Amprius is considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, this section provides an overview of Amprius’ executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. Further, Amprius’ reporting obligations extend only to the individuals serving as its chief executive officer and two other most highly compensated executive officers.

For the year ended December 31, 2022, Amprius’ named executive officers were:

•	Dr. Kang Sun, President and Chief Executive Officer and director

•	Sandra Wallach, Chief Financial Officer

•	Jonathan Bornstein, President of Amprius Lab

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the years ended December 31, 2022 and 2021.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)		All Other Compensation ($)	Total ($)
Dr. Kang Sun President, Chief Executive Officer and Director	2022	343,902	(3)	370,875	(4)	1,997,274		127	2,712,178	(5)
	2021	90,254	(6)	40,000	(6)	4,199,272	(7)	—	4,329,526	(8)
Sandra Wallach	2022	299,998		255,756	(9)	232,466		600	788,821
Chief Financial Officer	2021	117,126		35,507		1,283,082		—	1,435,714
Jonathan Bornstein
President of Amprius Lab	2022	299,998		184,946		871,732		600	1,357,277

(1)

For the year ended December 31, 2021, represents annual bonuses earned during 2021 and paid in 2022. For the year ended December 31, 2022, represents annual bonuses earned during 2022 and paid in 2023.

(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions.

(3)

Prior to May 2022, represents the portion of base salary allocated to Legacy Amprius by Holdco. With respect to January 2022, Legacy Amprius was allocated 25% of Dr. Sun’s salary paid by Holdco for such period. The amount allocated to Holdco for such period was $21,096. From February 2022 to May 2022, Legacy Amprius was allocated 100%. From May 2022 through the closing of the Business Combination, Dr. Sun’s entire salary and bonus was paid directly by Legacy Amprius.

(4)	Excludes the cash bonus payment of approximately $2.31 million made by Holdco to Dr. Sun in October 2022. The payment of such cash bonus by Holdco had no effect on Amprius’ cash or operating results.
(5)	Including compensation from Holdco, Dr. Kang’s aggregate compensation was $5,046,837.
(6)

Represents the portion of base salary and bonus allocated to Legacy Amprius by Holdco. Dr. Sun provided services to both Legacy Amprius and Holdco. For the year ended December 31, 2021, Dr. Sun’s salary and bonus were paid by Holdco and the portion allocated to Legacy Amprius was 25%. For the year ended December 31, 2021, the portion of Dr. Sun’s salary and bonus allocated to Holdco was $270,762 and $120,000, respectively.

(7)	Includes 25% of the grant-date fair value of 2,687,350 options to purchase Holdco common stock that was allocated to Legacy Amprius. The portion allocated to Holdco was $3,511,591.
(8)	Including compensation from Holdco, Dr. Kang’s aggregate compensation was $8,231,878.
(9)	Represents a cash bonus of $100,000 received on September 16, 2022 in connection with the closing of the Business Combination and a 2022 annual bonus of $155,756.

Narrative Disclosure to Summary Compensation Table

Confirmatory Employment Letters with Amprius’ Named Executive Officers

In connection with the Business Combination, Amprius entered into confirmatory employment letters with each of its named executive officers to confirm the current terms of their employment, as outlined below.

Dr. Kang Sun

In September 2022, Amprius entered into a confirmatory employment letter with Dr. Sun, which we refer to as the “Sun Confirmatory Employment Letter.” The Sun Confirmatory Employment Letter has no specific term and provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit plans maintained from time to time by Amprius. The Sun Confirmatory Employment Letter supersedes all existing agreements and understandings that Dr. Sun may have entered into concerning his employment relationship with Legacy Amprius. Dr. Sun’s current annual base salary is $624,000 and he is eligible for a target annual cash bonus opportunity of 100% of his base salary.

Sandra Wallach

In September 2022, Amprius entered into a confirmatory employment letter with Ms. Wallach, which we refer to as the “Wallach Confirmatory Employment Letter.” The Wallach Confirmatory Employment Letter has no specific term and provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit plans maintained from time to time by Amprius. The Wallach Confirmatory Employment Letter supersedes all existing agreements and understandings that Ms. Wallach may have entered into concerning her employment relationship with Legacy Amprius. Ms. Wallach’s current annual base salary is $373,000 and she is eligible for a target annual cash bonus opportunity of 65% of her annual base salary.

Jonathan Bornstein

In September 2022, Amprius entered into an amended and restated confirmatory employment letter with Mr. Bornstein, which we refer to as the “Bornstein Confirmatory Employment Letter.” The Bornstein Confirmatory Employment Letter has no specific term and provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit plans maintained from time to time by Amprius. The Bornstein Confirmatory Employment Letter supersedes all existing agreements and understandings that Mr. Bornstein may have entered into concerning his employment relationship with Legacy Amprius. Mr. Bornstein’s current annual base salary is $391,000 and he is eligible for a target annual cash bonus opportunity of 83% of his annual base salary.

Annual Bonuses

For the year ended December 31, 2022, the annual bonuses for each named executive officer was determined based on the amount of the bonus the executive officer would have received for the year ended December 31, 2022 if the named executive officer’s current annual base salary and target annual bonus disclosed above had become effective on September 16, 2022, plus an amount equal to the base salary the executive officer would have received for the period beginning on September 16, 2022, and ending on December 31, 2022, if the executive officer’s current annual base salary disclosed above had become effective on September 16, 2022.

Annual bonuses are determined by the Amprius Board following recommendation by the compensation committee based on the performance of Amprius and the named executive officer in accordance with Amprius’ Executive Incentive Compensation Plan. The performance goals for executive officers’ annual bonus opportunities for the year ended December 31, 2023 will be developed and approved by Amprius’ compensation committee, unless the Amprius Board determines otherwise.

Potential Payments upon Termination or Change in Control

Pursuant to the Sun Confirmatory Employment Letter, if Amprius or any successor corporation terminates Dr. Sun’s employment other than for cause (as defined in the Sun Confirmatory Employment Letter), death or disability or Dr. Sun terminates his employment with Amprius or any successor corporation for good reason (as defined in the Sun Confirmatory Employment Letter), Dr. Sun will be eligible to receive, subject to executing a release of claims, the following severance benefits: (i) continuing payments of severance pay at a rate equal to his base salary, as then in effect, for a period of six months following the date of such termination, and (ii) the unvested portion of his outstanding stock options to Amprius stock that would normally vest over the following six months from the date of termination will immediately vest before such termination and become exercisable, provided that if such termination occurs upon or within six months following the closing of a change in control (as defined in the 2022 Plan), then 100% of his outstanding stock options will immediately vest and become exercisable.

Pursuant to the Wallach Confirmatory Employment Letter, if Amprius or any successor corporation terminates Ms. Wallach’s employment other than for cause (as defined in the Wallach Confirmatory Employment Letter), death or disability or Ms. Wallach terminates her employment with Amprius or any successor corporation for good reason (as defined in the Wallach Confirmatory Employment Letter), Ms. Wallach will be eligible to receive, subject to executing a release of claims, continuing payments of severance pay at a rate equal to her base salary, as then in effect, for a period of three months following the date of such termination.

Pursuant to the Bornstein Confirmatory Employment Letter, if Amprius or any successor corporation terminates Mr. Bornstein’s employment other than for cause (as defined in the Bornstein Confirmatory Employment Letter), death or disability or Mr. Bornstein terminates his employment with Amprius or any successor corporation for good reason (as defined in the Bornstein Confirmatory Employment Letter), Mr. Bornstein will be eligible to receive, subject to executing a release of claims, continuing payments of severance pay at a rate equal to his base salary, as then in effect, for a period of three months following the date of such termination.

Executive Incentive Compensation Plan

The Amprius Board has approved the Executive Incentive Compensation Plan, which we refer to as the “Incentive Compensation Plan,” which allows Amprius to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan.

Under the Incentive Compensation Plan, the administrator determines the performance goals applicable to any award. As determined by the administrator, the performance goals may be based on generally accepted accounting principles, or GAAP, or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the Incentive Compensation Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors the administrator determines relevant, such as on an individual, divisional, portfolio, project, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as the administrator determines. The performance goals may differ from participant to participant and from award to award. The administrator also may determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the compensation committee’s sole discretion.

The Incentive Compensation Plan is administered by the Amprius Board or a committee appointed by the Amprius Board. Until the Amprius Board determines otherwise, Amprius’ compensation committee will administer the Incentive Compensation Plan. The administrator of the Incentive Compensation Plan may, in its sole discretion and at any time before payment of an award, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards generally will be paid in cash (or its equivalent) only after they are earned and approved. Unless otherwise determined by the administrator, to earn an actual award a participant must be employed by Amprius through the date the actual award is paid. The administrator will have the right to settle an actual award with a grant of an equity award, which may have such terms and conditions (including vesting) as the administrator determines. Payment of awards occurs after they are earned, but no later than the dates set forth in the Incentive Compensation Plan.

All awards under the Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture or recoupment in accordance with any clawback policy that Amprius is required to adopt pursuant to the listing standards of any national securities exchange or association on which the securities of Amprius are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Incentive Compensation Plan as it determines necessary or appropriate, such as a reacquisition right in respect of previously acquired cash, stock or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with Amprius. Additionally, the administrator may specify when providing for an award under the Incentive Compensation Plan that the participant’s rights, payments and benefits with respect to the award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. In the event of an accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received with respect to an award earned or accrued under certain circumstances.

The administrator will have the authority to amend, suspend or terminate the Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

Retirement Benefits

The Company maintains a 401(k) retirement savings plan for the benefit of employees of Amprius and its participating affiliates who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes discretionary employer matching and/or non-elective contributions. The 401(k) plan is intended to qualify under Sections

401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

Holdco’s 2008 Stock Plan

The 2008 Plan was adopted by the Holdco Board and approved by Holdco’s stockholders on May 19, 2008. Under the merger agreement and subject to the terms thereof, at the first effective time, each option to purchase shares of Holdco’s capital stock that is outstanding as of immediately prior to the effective time, whether or not vested, shall be converted into and become an option to purchase shares of Amprius’ common stock, as described above in the section entitled “Merger Consideration and Conversion of Securities.” In connection with the mergers, the 2008 Plan will be terminated and no additional awards will be granted under the 2008 Plan thereafter. As of May 1, 2023, an aggregate of 9,956,990 shares of Holdco common stock were issuable upon the exercise of outstanding stock options under the 2008 Plan. There are no outstanding restricted stock awards in respect of Holdco stock under the 2008 Plan.

The following is only a summary of the material terms of the 2008 Plan, is not a complete description of all provisions of the 2008 Plan and should be read in conjunction with the 2008 Plan, which is filed as an exhibit to this Registration Statement.

Purposes. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to eligible employees, directors and consultants and to promote the success of Holdco’s business.

Plan Administration. The 2008 Plan is administered by the Holdco Board or any duly authorized committee appointed by the Holdco Board or its compensation committee. In connection with administering the 2008 Plan and subject to the terms of the 2008 Plan, the administrator has the authority to determine, among other things, the recipient of each award, the terms and conditions of each award, the number of shares of Holdco stock subject to an award, the fair market value of Holdco common stock, and any modification or amendment to an award, The administrator also has the power to construe and interpret the terms of the 2008 Plan and awards granted thereunder, approve forms of agreements for use under the 2008 Plan, and prescribe, amend and rescind rules and regulations relating to the 2008 Plan. The plan administrator also has the authority to institute an exchange program by which outstanding options may be surrendered or cancelled in exchange for options of the same type (which may have a higher or lower exercise price and/or different terms), options of a different type, and/or cash or by which the exercise price of the outstanding option is increased or reduced. The plan administrator’s decisions, determinations and interpretations are final and binding on all participants.

Types of Awards. Stock options and restricted stock awards may be granted to participants under the 2008 Plan.

Authorized Shares. A total of 12,642,364 shares of Holdco common stock have been reserved for issuance pursuant to the 2008 Plan. The shares of Holdco common stock deliverable pursuant to awards under the 2008 Plan may be authorized but unissued or reacquired shares of Holdco common stock. If an award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an exchange program, the unpurchased shares that were subject to such award will become available for future grant or sale under the 2008 Plan (unless the 2008 Plan has terminated). However, shares that have actually been issued under the 2008 Plan, upon exercise of an award, will not be returned to the 2008 Plan and will not become available for future distribution under the 2008 Plan.

Eligibility. The plan administrator may select participants from among the employees, directors and consultants of Holdco and the employees and consultants of any parent or subsidiary of Holdco.

Stock Options. The exercise price of stock options granted under the 2008 Plan must not be less than 100% of the fair market value of Holdco common stock on the grant date, subject to certain exceptions as set forth in the 2008 Plan. The term of a stock option may not exceed ten years. An incentive stock option (or “ISO”) may only be granted to employees of Holdco or a parent or subsidiary thereof, subject to the terms of the 2008 Plan. An ISO granted to an employee who owns more than 10% of the combined voting power of all of Holdco’s classes of stock or that of its parent or subsidiary must have an exercise price of at least 110% of the fair market value of Holdco common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of Holdco common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as nonstatutory stock options. The methods of payment of the exercise price of a stock option may include cash; check; promissory note, to the extent permitted by applicable laws; other shares of Holdco common stock having a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which such option is exercised, provided that the acceptance of such shares, in the sole discretion of the plan administrator, does not result in any adverse accounting consequences to Holdco; consideration received by Holdco under a cashless exercise program implemented by Holdco; and/or such other consideration and method of payment for the issuance of shares to the extent permitted by applicable Laws. Subject to the terms of the 2008 Plan and unless otherwise provided in an award agreement, upon termination of a participant’s service, the vested portion of the participant’s stock option will remain exercisable for the following period or for any longer period specified in the applicable option agreement (but in no event later than the expiration of the stock option’s term): (1) if termination is due to death, for 6 months after such termination of service; (2) if termination is due to disability, for 6 months after such termination of service; and (3) if the termination is due to for reasons other than death or disability, for 30 days following such termination of service.

Restricted Stock. Restricted stock awards are grants of shares of Holdco common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any eligible employee, director, or consultant and, subject to the provisions of the 2008 Plan, will determine the terms and conditions of such awards. Each award agreement granting a restricted stock award will (1) provide Holdco with a repurchase option according to terms determined by the plan administrator, unless the plan administrator determines otherwise, and (2) contain such other terms, provisions and conditions determined by the plan administrator. Once shares have been purchased or otherwise issued under a restricted stock award, the participant will have rights equivalent to those of a stockholder.

Non-Transferability of Awards. Unless determined otherwise by the plan administrator, awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant, only by the participant. If the plan administrator in its sole discretion makes an award transferable, such award may only be transferred by will; by the laws of descent and distribution; or as permitted by Rule 701 of the Securities Act.

Certain Adjustments. In the event that any dividend or other distribution (whether in the form of cash, shares of Holdco common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of Holdco common stock or other securities of Holdco, or other change in the corporate structure of Holdco affecting such shares occurs, the plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan, shall adjust the number and class of shares of Holdco stock that may be delivered under the 2008 Plan and/or the number, class, and price of shares of Holdco stock covered by each outstanding award.

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of Holdco, the plan administrator will notify participants before the effective date of such transaction, and to the extent not exercised, all awards will terminate immediately before the consummation of such proposed transaction.

Merger or Change in Control. In the event of a merger or Change in Control (as defined in the 2008 Plan), each outstanding award will be treated as the plan administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary thereof. The plan administrator is not required to treat all awards similarly in the transaction.

Notwithstanding the foregoing, in the event of a Change in Control in which the successor corporation does not assume or substitute for the award, the participant shall fully vest in and have the right to exercise his or her outstanding awards, including shares as to which such award would not otherwise be vested or exercisable. In addition, if an award is not assumed or substituted in the event of a merger or Change in Control, the plan administrator will notify the participant in writing or electronically that the award will become fully vested and exercisable for a period of time determined by the plan administrator in its sole discretion, and any award not assumed or substituted for shall terminate upon the expiration of such period for no consideration, unless otherwise determined by the plan administrator.

Amendment; Termination. The Holdco Board may amend, alter, suspend or terminate the 2008 Plan at any time, and will obtain stockholder approval of any amendment to the 2008 Plan to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension or termination of the 2008 Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the plan administrator in writing. Termination of the 2008 Plan will not affect the plan administrator’s ability to exercise the powers granted to it hereunder with respect to stock options granted under the 2008 Plan prior to the date of such termination.

Outstanding Equity Awards at 2022 Year End

The following table presents information regarding outstanding Amprius equity awards held by Amprius’ named executive officers as of December 31, 2022.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(1)	Option Expiration Date
Dr. Kang Sun	03/16/2017	727,950	—	0.05	03/15/2024
Dr. Kang Sun(2)	06/17/2021	545,963	909,937	1.78	06/16/2031
Dr. Kang Sun(3)	04/13/2022	166,822	561,128	2.61	04/13/2032
Dr. Kang Sun(4)	04/13/2022	—	545,962	2.61	04/13/2032
Sandra Wallach(5)	08/23/2021	206,254	376,106	1.78	08/22/2031
Sandra Wallach(6)	04/13/2022	—	145,589	2.61	04/13/2032
Jonathan Bornstein	03/16/2017	2,183,851	—	0.05	03/15/2024
Jonathan Bornstein(7)	4/13/2022	—	545,962	2.61	4/13/2032

(1)	This column represents the fair market value of a share of common stock on the date of the grant, as determined by the Amprius Board.
(2)	1/48th of the shares subject to the option began vesting monthly on June 17, 2021, subject to the holder’s continuous service through each vesting date.
(3)	1/48th of the shares began vesting monthly on February 1, 2022, subject to the holder’s continuous service through each vesting date.
(4)	1/48th of the shares began vesting monthly on February 1, 2023, subject to the holder’s continuous service through each vesting date.
(5)	1/4th of the shares subject to the option vested on July 26, 2022, and 1/36th vests monthly thereafter, subject to the holder’s continuous service through each vesting date.

(6)	1/48th of the shares began vesting monthly on February 1, 2023, subject to the holder’s continuous service through each vesting date.
(7)	1/48th of the shares began vesting monthly on February 1, 2023, subject to the holder’s continuous service through each vesting date.

Holdco Equity Awards at 2022 Year End

The following table presents information regarding outstanding Holdco equity awards held by Amprius’ named executive officers as of December 31, 2022. The share numbers and exercise prices included in the table below do not reflect to changes to the share numbers and exercise prices as a result of the Discounted Exchange Ratio.

	Option Awards
Name	Grant Date	Number of Shares of Class A Common Stock Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Number of Shares of Class A Common Stock Underlying Unexercised Options Unexercisable (#)	Option Expiration Date
Dr. Kang Sun	04/28/2014	1,211,930	$0.65	—	04/28/2024
	12/14/2016	292,321	$0.68	—	12/14/2026
	03/16/2017	60,000	$0.43	—	03/16/2027
	12/12/2017	300,000	$0.43	—	12/12/2027
	01/02/2019	300,000	$1.69	—	01/02/2029
	09/18/2020	1,393,713	$1.73	—	09/18/2030
	12/16/2021	2,844,212	$2.55	—	12/16/2031
Jonathan Bornstein	07/23/2013	216,416	$0.60	—	07/23/2023
	03/17/2015	5,000	$0.68	—	03/17/2025
	03/16/2017	40,000	$0.43	—	03/16/2027

Director Compensation

The table below summarizes the compensation of each person serving as a non-employee director for the year ended December 31, 2022. Dr. Kang Sun, Amprius’ Chief Executive Officer, did not receive any additional compensation for his service as a director in 2022. The compensation of Dr. Sun as a named executive officer is set forth above under “ —Summary Compensation Table.”

Name(1)	Fees Earned or Paid in Cash ($)	Stock Options ($)(2)(3)	Total ($)
Donald R. Dixon	31,549	417,849	449,398
Dr. Wen Hsieh	19,076	417,849	436,925
Dr. Steven Chu	14,674	417,849	432,523
Justin Mirro	13,207	—	13,207

(1)	Ms. Bayless joined our board of directors after December 31, 2022 and is intentionally omitted from this table.
(2)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the directors in fiscal 2022, calculated in accordance ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in determining the grant date fair value of the stock options reported are set forth in Notes 2 and 9 to Amprius’ audited financial statements included elsewhere in this prospectus.

(3)	The following lists all outstanding equity awards held by non-employee directors as of December 31, 2022:

Name	Aggregate Number of Shares Underlying Outstanding Options
Donald R. Dixon	270,251
Dr. Wen Hsieh	270,251
Dr. Steven Chu	270,251
Justin Mirro	—

Holdco Compensation

Amprius’ non-employee directors did not receive any compensation from Holdco for the year ended December 31, 2022. The table below lists all outstanding Holdco options held by non-employee directors as of December 31, 2022:

Option holder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Class A Common Stock Underlying Option as of December 31, 2022	Number of Vested Shares of Class A Common Stock Underlying Option as of December 31, 2022
Dr. Steven Chu	01/08/2014	01/08/2024	$0.65	250,000	250,000
	12/12/2017	12/12/2027	$0.43	250,000	250,000

Outside Director Compensation Policy

In 2022, the Legacy Amprius board of directors retained Compensia, a third-party compensation consultant, to provide the Legacy Amprius board of directors with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to Amprius’ non-employee directors. Based on the discussions with and assistance from the compensation consultant, Amprius has adopted an Outside Director Compensation Policy that provides for certain compensation to its non-employee directors.

Cash Compensation

The Outside Director Compensation Policy provides for the following cash compensation program for Amprius’ non-employee directors:

•	$40,000 per year for service as a non-employee director;

•	$40,000 per year for service as non-executive chair of the Amprius Board;

•	$15,000 per year for service as a lead independent director of the Amprius Board;

•	$20,000 per year for service as chair of Amprius’ audit committee;

•	$10,000 per year for service as a member of Amprius’ audit committee;

•	$15,000 per year for service as chair of Amprius’ compensation committee;

•	$7,500 per year for service as a member of Amprius’ compensation committee;

•	$10,000 per year for service as chair of Amprius’ nominating and corporate governance committee; and

•	$5,000 per year for service as a member of Amprius’ nominating and corporate governance committee.

Each non-employee director who serves as a committee chair of the Amprius Board will receive the cash retainer fee as the chair of the committee but not the cash retainer fee as a member of that committee, provided that the non-employee director who serves as the non-employee chair of the Amprius Board will receive the annual retainer fees for such role as well as the annual retainer fee for service as a non-employee director. These fees to Amprius’ non-employee directors will be paid quarterly in arrears on a prorated basis. The above-listed fees for service as non-employee chair of the Amprius Board or a chair or member of any committee are payable in addition to the non-employee director retainer. Under the Outside Director Compensation Policy, Amprius will also reimburse its non-employee directors for reasonable travel expenses to attend meetings of the Amprius Board and its committees.

Equity Compensation

Initial Award. Pursuant to the Outside Director Compensation Policy, each person who first becomes a non-employee director on or after the effective date of such policy will receive, on the first trading day on or after the date that the person first becomes a non-employee director, an initial equity award of restricted stock units covering shares of common stock, which we refer to as the “Initial Award.” The Initial Award will have a value on the date of grant equal to $300,000, with the number of shares subject to the Initial Award rounded to the nearest whole share. Each Initial Award will, vest in equal installments on each of the first 3 anniversaries of the date that a person first becomes a non-employee director, subject to continued service to Amprius through the date of vesting. If the person was a member of the Amprius Board and also an employee, then becoming a non-employee director due to termination of employment will not entitle the person to an Initial Award.

Annual Award. Each non-employee director will receive, on the first trading day after each annual meeting of Amprius’ stockholders, which we refer to as an “Annual Meeting,” that occurs following the effective date of the Outside Director Compensation Policy, an annual equity award of restricted stock units covering shares of common stock, which we refer to as the “Annual Award.” The Annual Award will have an aggregate value on the date of grant equal to $170,000 (provided that if an individual began service as a non-employee director after the date of the Annual Meeting that occurred immediately prior to such Annual Meeting (or if there is no such prior Annual Meeting, then after the closing of the Business Combination), then the Annual Award granted to such non-employee director will be prorated based on the number of whole months that the individual served as a non-employee director prior to the Annual Award’s grant date during the 12-month period immediately preceding such Annual Meeting), with the number of shares subject to the Annual Award rounded to the nearest whole share. Each Annual Award will vest on the earlier of (a) the first anniversary of the date the Annual Award is granted, or (b) the day prior to the date of the Annual Meeting next following the date the Annual Award is granted, subject to continued service to Amprius through the applicable vesting date.

Other Award Terms. Each Initial Award and Annual Award will be granted under the 2022 Plan (or its successor plan, as applicable) and form of award agreement under such plan.

Change in Control

In the event of Amprius’ change in control, as defined in the 2022 Plan, each non-employee director’s then outstanding equity awards covering shares of common stock will accelerate vesting in full, provided that he or she remains a non-employee director as of immediately before such change in control.

Director Compensation Limits

The Outside Director Compensation Policy provides that in any given fiscal year of Amprius, no outside director may be granted any equity awards (including equity awards under the 2022 Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (such as any cash retainers and fees) that in the aggregate exceed $750,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2022 Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the closing of the Business Combination, will not count toward this limit.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2020 to which either Amprius or Holdco has been a participant, in which:

•	the amount involved, exceeded or will exceed $120,000; and

•

any directors, executive officers or holders of more than 5% of capital stock of Amprius or Holdco, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Amprius and Holdco Transactions

Legacy Amprius was a majority owned subsidiary of Holdco, which owned approximately 99.6% of the outstanding Legacy Amprius common stock prior to the Business Combination. Holdco was formed in 2008 to pursue silicon nanowire anode technology conceived at Stanford. In 2015, Holdco formed Legacy Amprius to be the entity that focused on development of the silicon nanowire anode. Since its inception, Legacy Amprius’ operating resources such as cash, equipment, facilities, personnel and management had been provided by Holdco. Certain directors and executive officers of Amprius own Holdco securities or options to purchase Holdco securities, and all directors of Legacy Amprius prior to the Business Combination are also directors of Holdco and members of the Amprius Board.

At various times Holdco also formed and invested in subsidiaries to pursue battery-related businesses based outside of the United States. Because the nature and circumstances of the different businesses varied widely, ownership of each of the subsidiaries operating outside of the United States was transferred to the Holdco stockholders in early 2022 so that each could pursue its business separately. One of the former subsidiaries holds a majority interest in Apex, a manufacturing joint venture in Wuxi, China that manufactures conventional batteries for the China market. A second, Berzelius, is developing powders for silicon composite anodes. Another, Amprius Energy, builds battery packs for maritime and other markets. Following the Spin-off, Holdco did not own any capital interests in Berzelius, Apex or Amprius Energy. Following the Spin-off, Dr. Sun, Amprius’ Chief Executive Officer and a member of the Amprius Board, has continued to serve on the boards of Holdco and each of these entities and their respective holding companies. Amprius’ silicon anode technology has not been shared with the former subsidiaries, and by February 2023, all intellectual property related to such technology was assigned to Amprius.

Intercompany Services Agreement

On February 27, 2017, Legacy Amprius entered into the Intercompany Services Agreement with Holdco, pursuant to which Holdco agreed to provide certain services to Legacy Amprius, including financial and external reporting services, tax and general accounting services, engineering services, legal and patent-related services, services related to business development, information technology and human resources and other administrative services. The cost attributable to Legacy Amprius was calculated using a percentage allocation of total cost incurred. For the one month ended January 31, 2022 and the years ended December 31, 2021 and 2020, the fee for Holdco’s services pursuant to the Intercompany Services Agreement was 25% of total costs incurred by Holdco in connection with the services provided under the agreement. From February 2022, the fee for Holdco’s services pursuant to the Intercompany Services Agreement was 100% of total costs incurred by Holdco in connection with the services provided under the agreement. The Intercompany Services Agreement terminated in connection with the closing of the Business Combination. Service costs allocated to Legacy Amprius under the Intercompany Services Agreement, including costs related to stock-based compensation, were approximately $0.7 million, $1.4 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. The service costs allocated to Legacy Amprius were accounted for as capital contributions by Holdco to Legacy Amprius.

Capital Contributions

For the years ended December 31, 2021 and 2020, Holdco made contributions to Legacy Amprius of approximately $20.2 million and $4.5 million, respectively, in addition to the amounts allocated under the Intercompany Services Agreement, to support Legacy Amprius’ operations.

Assignment of Lease

On May 1, 2022, Legacy Amprius and Holdco entered into the Assignment and Assumption of Lease, pursuant to which Holdco assigned to Legacy Amprius all its rights, title and interest under the lease agreement for Amprius’ headquarters in Fremont, California, and Legacy Amprius assumed all obligations as a lessee under the lease agreement. Under the terms of the lease agreement, rent is payable in monthly installments on the first day of every calendar month. The current monthly rent payment under the lease agreement is approximately $44,000 and increases to approximately $46,000 by the end of the lease term. The lease agreement expires on June 30, 2024, and Amprius has the option to extend the lease term for 60 months.

Transactions with Affiliate Subsidiaries

Legacy Amprius purchased, and Amprius has and may continue to purchase, raw materials, development materials and finished batteries from Berzelius and Apex. These purchases included silicon-graphite anode batteries produced under a toll manufacturing partnership with Apex using anode material supplied by Berzelius. The purchases were made as part of an ongoing market exploration. For the period from January 1, 2023 through March 31, 2023 and the years ended December 31, 2022 and 2021, aggregate purchases from Berzelius and Apex totaled approximately $0.3 million, $0.1 million and $0.3 million, respectively. There is no commitment on either party to continue such sales.

Tax Sharing Agreement

Concurrently with the execution of the Business Combination Agreement, Legacy Amprius and Holdco entered into the Tax Sharing Agreement. The Tax Sharing Agreement generally provides that, with respect to any U.S. federal consolidated group of which Holdco and Legacy Amprius were members, Holdco will be responsible for and will indemnify Amprius for the tax liability of such group. In addition, Holdco will be responsible for and will indemnify Amprius for taxes of any consolidated, combined or unitary tax return for state tax purposes for a group that included Holdco and Legacy Amprius. The Tax Sharing Agreement also provides that Holdco will generally control any tax returns and any tax audits or other proceedings for the taxes addressed by the Tax Sharing Agreement.

Stockholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington and Holdco entered into the Stockholder Support Agreement pursuant to which, among other things, Holdco agreed to vote all of its shares of Legacy Amprius common stock in favor of the approval and adoption of the Business Combination within 24 hours after Registration Statement on Form S-4 filed in connection with the extraordinary general meeting of stockholders held on September 13, 2022 was declared effective by the SEC. Additionally, Holdco agreed not to (a) transfer any of its shares of Legacy Amprius common stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that was inconsistent with the Stockholder Support Agreement. The Stockholder Support Agreement terminated in accordance with its terms upon the consummation of the Business Combination.

Amprius Transactions

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington, Legacy Amprius and Kensington Capital Sponsor IV LLC, which we refer to as the “Sponsor,” entered into a Sponsor Support

Agreement, which we refer to as the “Sponsor Support Agreement,” pursuant to which, among other things, the Sponsor reaffirmed its obligations in existing arrangements to vote in favor of each of the proposals to be voted upon at the extraordinary general meeting of stockholders held on September 13, 2022, including approval of the Business Combination Agreement and the transactions contemplated thereby, and agreed to be bound by the terms of the lock-up restrictions in Amprius’ bylaws.

Registration Rights Agreement

In connection with the Business Combination, on September 14, 2022, Kensington, Holdco and the Sponsor entered into a registration rights agreement, which we refer to as the “Registration Rights Agreement.” Pursuant to the terms of the Registration Rights Agreement, Amprius is obligated to file a registration statement to register the resale of certain Amprius securities held by the parties to the Registration Rights Agreement. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the Registration Rights Agreement may demand at any time or from time to time, that Amprius files a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register Amprius securities held by such holders. The Registration Rights Agreement also provides the holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In connection with the execution of the merger agreement, on May 9, 2023, Amprius, Holdco and Kensington Capital Sponsor IV LLC, which is controlled by Justin Mirro, a member of the Amprius Board and the special committee, entered into the Registration Rights Agreement Amendment, which will expand the definition of Registrable Securities under the Registration Rights Agreement to include the shares of Amprius common stock issuable under the merger agreement and will modify certain provisions related to the piggyback registration rights provided in the Registration Rights Agreement, each of which will be effective upon the closing of the mergers. At the closing of the mergers, certain stockholders of Holdco, including entities affiliated with Mr. Dixon and Dr. Hsieh, will enter into a joinder to the Registration Rights Agreement with Amprius.

PIPE Financing

In connection with the Business Combination, on September 14, 2022, certain members of the Amprius Board, or their respective affiliates, purchased from Amprius an aggregate of 413,500 PIPE units at a price of $10.00 per PIPE unit. In addition, certain members of the Holdco Board, who are not members of the Amprius Board, or their respective affiliates, purchased from Amprius an additional aggregate of 225,000 PIPE units at a price of $10.00 per PIPE unit. The PIPE warrants are substantially identical to the public warrants, except that the exercise price of each PIPE warrant is $12.50 per share (instead of $11.50 per share, which is the exercise price for the public warrants), and the average sales price of the common stock will need to exceed $20.00 per share (instead of $18.00 per share for the public warrants) for Amprius to be able to redeem the PIPE warrants. The PIPE warrants are not, and will not be, listed on any securities exchange.

Working Capital Warrants

In connection with the closing of the Business Combination, the Sponsor elected to convert $200,000 in working capital loans made to Kensington into 400,000 private warrants to purchase shares of common stock at a price of $0.50 per warrant. On September 14, 2022, such private warrants were issued equally to Justin Mirro, Kensington’s Chief Executive Officer and Chairman prior to the Business Combination and a member of the Amprius Board, and Daniel Huber, Kensington’s Chief Financial Officer prior to the Business Combination, who had each advanced one-half of such amount to the Sponsor in order for the loan to be made.

Related Party Transactions with Sponsor

On March 31, 2021, the Sponsor purchased 7,475,000 Class B ordinary shares of Kensington for an aggregate purchase price of $25,000. On November 30, 2021, Amprius effected a share issue of 2,382,142 shares with respect to the Class B ordinary shares, resulting in the Sponsor holding an aggregate of 9,857,142 Class B ordinary shares. Prior to the initial investment of $25,000 by the Sponsor, Kensington had no assets, tangible or intangible. The number of Class B ordinary shares issued was determined based on the expectation that such Class B ordinary shares held by the Sponsor would represent 20% of the outstanding shares upon consummation of the IPO. The Sponsor’s Class B ordinary shares (including the Class A ordinary shares issuable upon exercise thereof) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. In connection with the Domestication, each Class B ordinary share was converted into one share of common stock.

The Sponsor purchased an aggregate of 16,000,000 private warrants for a purchase price of $0.50 per private warrant simultaneously with the consummation of the IPO. As such, the Sponsor’s interest in the IPO was valued at $8,000,000. Each private warrant entitled the holder to purchase one Class A ordinary share at $11.50 per share, subject to adjustment as provided herein. The private warrants (including the warrants issued upon conversion of working capital loans and the Class A ordinary shares issuable upon exercise of such warrants) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. There are no redemption rights or liquidating distributions with respect to the Class B ordinary shares or private warrants. In connection with the Domestication, the private warrants were converted into warrants to purchase one share of common stock at $11.50 per share.

Other than the payment to an affiliate of Daniel Huber, Kensington’s Chief Financial Officer prior to the Business Combination, of service and administrative fees of $20,000 per month for 18 months (upon completion of the Business Combination, any portion of the amounts due that were not yet paid were accelerated), no compensation of any kind, including finder’s and consulting fees, were paid by Kensington to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of the Business Combination. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Kensington’s behalf.

The Sponsor purchased an aggregate of $32,675,000 of units, consisting of one Class A ordinary share, one Class 1 warrant and one Class 2 warrant, which we refer to as the “Original Units,” in the IPO, or approximately 16.3% of the Original Units offered in the IPO.

On March 24, 2021 the Sponsor agreed to loan Kensington up to $300,000 to cover the expenses related to the IPO pursuant to a promissory note. This loan was non-interest bearing and payable upon the completion of the IPO; provided that amounts due under the promissory note were, at the option of the Sponsor, convertible into working capital loans. Kensington borrowed $200,000 under the promissory note, and the Sponsor elected to convert the promissory note into a working capital loan on March 4, 2022. Prior to the Business Combination, the Sponsor had made working capital loans of $200,000. Such working capital loans could be repaid out of the proceeds of the trust account holding a portion of the proceeds of the IPO and the concurrent sale of the private warrants, or converted into warrants of the post-Business Combination entity at a price of $0.50 per warrant, such warrants to be identical to the private warrants. At the closing of the Business Combination, the working capital loan was converted into 400,000 private warrants, as described above.

Letter Agreement

On March 1, 2022, the Sponsor and Kensington’s officers and directors entered into a Letter Agreement with Kensington, pursuant to which they agreed to waive their redemption rights with respect to any Sponsor Shares (as defined in the Letter Agreement) and any Public Shares (as defined in the Letter Agreement) held by them in connection with the completion of Kensington’s initial business combination. Pursuant to the Letter Agreement, the Sponsor and Kensington’s officers and directors agreed not to transfer any Class B ordinary shares until the earlier of (i) one year after the completion of the Business Combination and (ii) (x) if the last reported sale price of the common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after Business Combination or (y) the date on which Kensington completes a liquidation, merger, share exchange, reorganization or other similar transaction. Pursuant to the Letter Agreement, the Sponsor and Kensington’s officer and directors also agreed not to transfer any private warrants until 30 days after the completion of the Business Combination. However, the transfer restrictions on the Sponsor’s common stock were superseded by the agreement in the Sponsor Support Agreement to be bound by the terms of the lock-up restrictions in Amprius’ bylaws.

Related Person Transactions Policy

Amprius has adopted a written Related Person Transactions Policy that sets forth its policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Amprius or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to Amprius as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of Amprius’ voting securities (including common stock), including any of their immediate family members and affiliates.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of Amprius’ voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to Amprius’ audit committee (or, where review by the audit committee would be inappropriate, to another independent body of the Amprius Board) for review. To identify related person transactions in advance, Amprius will rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, Amprius’ audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to Amprius;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

Amprius’ audit committee will approve only those transactions that it determines are fair to Amprius and in Amprius’ best interests. All of the transactions described above were entered into prior to the adoption of such policy.

Indemnification Agreements

Amprius has entered into separate indemnification agreements with its directors and executive officers. These agreements, among other things, require us to indemnify Amprius’ directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of Amprius’ directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at Amprius’ request. For more information regarding these indemnification arrangements, see the section titled “Management Prior to and Following the Mergers—Limitation on Liability and Indemnification of Directors and Officers.” Amprius believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

In addition, under the merger agreement, following the first effective time, Amprius must cause the surviving entity of the mergers to indemnify, defend and hold harmless, and provide advancement of expenses to, Holdco’s directors and officers, including those who are directors and officers of Amprius, in connection with any claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director or officer of Holdco prior to the first effective time, to the same extent such persons are indemnified or have the right to advancement of expenses by Holdco as of immediately prior to the first effective time. From and after the first effective time, Amprius will guaranty, and will cause the surviving entity of the mergers to honor, the covenants contained in the merger agreement. Further, pursuant to the merger agreement, Amprius is obligated to honor the indemnification agreements between Holdco and certain stockholders that are affiliated with Holdco’s directors and officers.

The limitation of liability and indemnification provisions in the proposed charter and proposed bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers. A stockholder’s investment may decline in value to the extent Amprius pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

DESCRIPTION OF AMPRIUS’ CAPITAL STOCK AFTER THE MERGERS

The following summary of the material terms of Amprius’ securities following the mergers as specified in the proposed charter and proposed bylaws. Because the following description is only a summary, it does not contain all of the information that may be important to you. For a complete description of matters set forth in this section, you should refer to the proposed charter, the form of which is attached as Annex B to this proxy statement/prospectus and the proposed bylaws, the form of which is attached as Annex C to this proxy statement/prospectus.

General

Following the mergers, the authorized capital stock of Amprius will consist of 1,000,000,000 shares, $0.0001 par value per share, divided into three classes, of which:

•	900,000,000 shares are designated as common stock;

•	50,000,000 shares are designated as non-voting common stock; and

•	50,000,000 shares are designated as preferred stock.

As of May 1, 2023, Amprius had outstanding 84,971,565 shares of common stock and no shares of preferred stock. Based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”, it is expected that 48,819,791 shares of Amprius common stock, 28,606,816 shares of Amprius non-voting common stock and no shares of preferred stock will be outstanding immediately after the mergers.

Common Stock

The proposed charter authorizes the common stock and the non-voting common stock. The material terms of Amprius’ common stock and the non-voting common stock are discussed in greater detail below. The terms of the common stock and the non-voting common stock are identical other than with respect to the voting rights and the convertibility of the non-voting common stock, each as described below.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock and non-voting common stock will be entitled to receive dividends out of funds legally available if the Amprius Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Amprius Board may determine.

Voting Rights

Holders of common stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law.

Except as (and only to the extent) otherwise required by applicable law, holders of non-voting common stock are not entitled to voting rights with respect to shares of non-voting common stock.

Subject to the rights of holders of any series of preferred stock with respect to the election of directors, the number of directors that constitutes the Amprius Board will be fixed solely by resolution of the Amprius Board. The Amprius Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term. There is no cumulative voting with respect to the election of directors.

Conversion

Each share of non-voting common stock will convert automatically into one share of common stock upon (i) any Converting Transfer or (ii) approval in advance by the Amprius Board as an exempt conversion. In the event of a conversion of a share of non-voting common stock into a share of common stock, such conversion will be deemed to have been made (1) with respect to an exempt conversion, as established in the applicable approval by the Amprius Board or a committee thereof or (2) with respect to a Converting Transfer, at the time that the Converting Transfer of such share occurred; provided that such stockholder provides to Amprius prior to such Converting Transfer any documentation reasonably requested by Amprius to validate that such Transfer qualifies as a Converting Transfer. The proposed charter provides that the following will not be considered a Transfer: (a) the granting by a holder of non- voting common stock of a proxy to officers or directors of Amprius at the request of the Amprius Board or a committee thereof, or a representative of such stockholder, in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders; (b) the pledge of shares of non-voting common stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise control over such pledged shares (except that a foreclosure on such shares or other similar action by the pledgee will constitute a “Transfer” unless such foreclosure or similar action qualifies as a Non-Converting Transfer at such time); or (c) any change in the trustees or the person(s) acting as a fiduciary with respect to an affiliate having or exercising control over shares of non-voting common stock of an affiliate if following such change such affiliate continues to be an affiliate.

Right to Receive Liquidation Distributions

If Amprius becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to its stockholders would be distributable ratably among the holders of Amprius’ common stock, non-voting common stock and any participating series of Amprius’ preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Other Matters

All outstanding shares of Amprius common stock and non-voting common stock will be fully paid and nonassessable. Amprius’ common stock and non-voting common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.

Preferred Stock

The Amprius Board is authorized, subject to limitations prescribed by the DGCL, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by Amprius’ stockholders. The Amprius Board is empowered to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by Amprius’ stockholders. The Amprius Board is able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock or non-voting common stock, as applicable. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of Amprius and might adversely affect the market price of Amprius’ common stock and the voting and other rights of the holders of Amprius’ common stock or non-voting common stock, as applicable.

Anti-Takeover Provisions

Certain provisions of Delaware law, the proposed charter and proposed bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of Amprius. They are also designed, in part, to encourage persons seeking to acquire control of Amprius to negotiate first with the Amprius Board.

Section 203 of the DGCL

Amprius is governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, but subject to exceptions, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of Amprius.

Certificate of Incorporation and Bylaws Provisions

Amprius’ proposed charter and proposed bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Amprius Board or management team, including the following:

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Board of Directors vacancies. Amprius’ proposed charter and proposed bylaws authorize only a majority of the remaining members of the Amprius Board, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of preferred stock, the number of directors constituting the Amprius Board will be permitted to be set only by a resolution of the Amprius Board. These provisions would prevent a stockholder from increasing the size of the Amprius Board and then gaining control of the Amprius Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Amprius Board and will promote continuity of management.

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Board of Directors divided into three classes. The Amprius Board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving for three-year terms. As a result, in most circumstances, a person can gain control of the Amprius Board only by successfully engaging in a proxy contest at two or more annual meetings.

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Stockholder action; special meeting of stockholders. Amprius’ proposed charter and proposed bylaws provide that Amprius’ stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of Amprius’ capital stock would not be able to amend the bylaws, amend the certificate of incorporation or remove directors without holding a meeting of Amprius’ stockholders called in accordance with the certificate of incorporation and bylaws. The proposed charter and proposed bylaws further provide that special meetings of Amprius’ stockholders may be called only by a majority of the Amprius Board, the chair of the Amprius Board, the President or Chief Executive Officer of Amprius, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of Amprius’ stockholders to force consideration of a proposal or for stockholders controlling a majority of Amprius’ capital stock to take any action, including the removal of directors.

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Advance notice requirements for stockholder proposals and director nominations. The proposed bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The proposed bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude Amprius’ stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Amprius.

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No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The proposed charter does not provide for cumulative voting.

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Amendment of charter and bylaws provisions. Any amendment of the above provisions in the proposed charter and proposed bylaws will require approval by holders of at least two-thirds of the voting power of Amprius’ then outstanding capital stock.

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Issuance of preferred stock. Amprius’ proposed charter and proposed bylaws provide that the Amprius Board will have the authority, without further action by Amprius’ stockholders, to issue up to 50,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the Amprius Board. The existence of authorized but unissued shares of preferred stock would enable the Amprius Board to render more difficult or to discourage an attempt to obtain control of Amprius by means of a tender offer, proxy contest, or other means.

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Exclusive forum. The proposed bylaws provide that, unless otherwise consented to by Amprius in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of Amprius; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our stockholders, directors, officers, or other employees to Amprius or its stockholders; (iii) any action arising pursuant to any provision of the DGCL or the proposed charter or the proposed bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The proposed bylaws further provide that, unless otherwise consented to by Amprius in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in Amprius’ securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against Amprius or its directors and officers.

Warrants

As of May 1, 2023, Amprius had outstanding 47,720,736 warrants, consisting of 29,268,236 public warrants, 16,400,000 private warrants and 2,052,500 PIPE warrants.

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. The warrants will expire on September 14, 2027, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Amprius will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to Amprius satisfying its obligations described below with respect to registration. No warrant will be exercisable and Amprius will not be obligated to issue shares of common stock upon exercise of a warrant unless the common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Amprius be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Amprius has agreed to use its commercially reasonable efforts to maintain the effectiveness of a registration statement covering the issuance of the shares of common stock issuable upon exercise of the warrants, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. During any period when Amprius will have failed to maintain an effective registration statement, warrant holders may exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Amprius may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Amprius so elects, it will not be required to file or maintain in effect a registration statement, but Amprius will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of common stock equals or exceeds $18.00. Once the warrants become exercisable, Amprius may redeem the outstanding warrants (except for the private warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption, which we refer to as the “30-day redemption period,” to each warrant holder; and

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if, and only if, the last reported sale price of Amprius’ common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and as described under the heading “—Anti-dilution Adjustments” below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Amprius sends the notice of redemption to the warrant holders.

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Amprius may not redeem the warrants unless a registration statement under the Securities Act covering the issuance of the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by Amprius, Amprius may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, Amprius may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants.

Amprius has established the $18.00 per share (subject to adjustment) redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Amprius issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of Amprius’ common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If Amprius calls the public warrants for redemption for cash as described above, Amprius’ management will have the option to require any holder that wishes to exercise its warrants to do so on a “cashless basis.” In determining whether to require all holders thereof to exercise their warrants on a “cashless basis,” Amprius’ management will consider, among other factors, Amprius’ cash position, the number of warrants that are outstanding and the dilutive effect on Amprius’ stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of Amprius’ warrants. If Amprius’ management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” over the exercise price of the warrants by (y) the fair market value. The term “fair market value” as used in this paragraph means the average last reported sale price of Amprius’ common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Amprius’ management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Amprius believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants.

None of the private warrants will be redeemable by Amprius.

Exercise Limitation. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) the term “fair market value” as used in this paragraph means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which Amprius is the continuing corporation and that does not result in any reclassification or reorganization of Amprius’ outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which Amprius is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, (i) if the holders of Amprius’ common stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders of common stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant. The warrants will be issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Amprius. You should review a copy of the Warrant Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants and, solely with respect to any amendment to the terms of the private warrants or any provision of the Warrant Agreement with respect to the private warrants, 50% of the number of the then outstanding private warrants.

The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Amprius will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

Amprius has agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and it irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Warrants

The Sponsor, or its permitted transferees, has the option to exercise the private warrants on a cashless basis and the Sponsor and its permitted transferees will also have certain registration rights related to the private warrants (including the shares of Amprius common stock issuable upon exercise of the private warrants), as described below. In addition, none of the private warrants will be redeemable by us. Otherwise, the private warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period.

If holders of the private warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Amprius common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Amprius common stock underlying the warrants, multiplied by the excess of the “sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the sponsor fair market value. The “sponsor fair market value” means the average last reported sale price of Amprius’ common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

PIPE Warrants

The terms of the PIPE warrants are governed by the PIPE Warrant Agreement. The PIPE warrants are substantially identical to the public warrants, except that (i) the exercise price of each PIPE warrant is $12.50 per share (instead of $11.50 per share, which is the exercise price for the public warrants) and (ii) the average sales price of Amprius’ common stock will need to exceed $20.00 per share (instead of $18.00 per share for the public warrants) for Amprius to be able to redeem the PIPE warrants. The PIPE warrants are also not listed on any securities exchange.

Holdco Warrants

The terms of the Holdco warrants to purchase shares of Holdco’s Series E preferred stock are governed by the Warrant to Purchase Stock, which we refer to as the “Holdco Warrant Agreement,” dated December 13, 2017, by and among Holdco and Silicon Valley Bank (or any successor or permitted assignee or transferee, “SVB”). The warrants were issued in connection with a loan agreement entered into between Holdco and SVB. Pursuant to the Holdco Warrant Agreement, SVB is entitled to 28,562 shares of Holdco’s Series E preferred stock at a price of $4.2013 per share. The Holdco warrants will expire on December 13, 2027, or upon redemption or liquidation.

Immediately after the pre-closing conversion, each Holdco warrant will represent the right to receive shares of Holdco’s Class A common stock. Following the consummation of the mergers, each Holdco warrant will represent the right to receive, on a net exercise basis, a number of shares of Amprius’ common stock equal to (x) the Discounted Exchange Ratio multiplied by the number of shares of Holdco’s Class A common stock underlying such Holdco warrant, minus (y) the aggregate exercise price of such Holdco warrant divided by $8.71, rounded to the nearest whole share. No fractional shares will be issued upon exercise of the warrants.

The Holdco warrants will not be redeemable by Amprius. In the event that, upon the expiration date of the Holdco warrants, such warrants are outstanding and have not been exercised, the Holdco warrants will automatically be deemed to have been exercised.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the closing of the mergers, Amprius will have 900,000,000 shares of common stock and 50,000,000 shares of non-voting common stock authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, approximately 48,819,791 shares of common stock and 28,606,816 shares of non-voting common stock outstanding. Subject to the lock-up provisions in the proposed bylaws, which are described below, the shares of Amprius common stock issued in connection with the mergers will be freely transferable by persons other than by the combined organization’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of Amprius common stock in the public market could adversely affect prevailing market prices of the Amprius common stock.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Amprius’ common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Amprius’ affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Amprius is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Amprius’ common stock or warrants for at least six months but who are Amprius’ affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of such securities then-outstanding; or

•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Amprius’ affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Amprius.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

While Amprius was formed as a shell company, since the completion of the Business Combination, Amprius is no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Lock-up Restrictions

The lock-up provision in the proposed bylaws provides that, without the prior unanimous consent of the Amprius Board and subject to certain customary exceptions, including exceptions that carve out transactions involving securities purchased in the PIPE or in the IPO, each holder of common stock (i) issued as consideration pursuant to the Business Combination Agreement, (ii) issued upon the exercise of warrants or other convertible securities outstanding following the closing of the Business Combination in respect of warrants or convertible securities of Amprius outstanding immediately prior to the closing of the Business Combination (iii) issued to directors, officers and employees upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the closing of the Business Combination in respect of awards of Amprius outstanding immediately prior to the closing of the Business Combination, (iv) held by the Sponsor and the Insiders (as defined in the Letter Agreement, dated March 1, 2022, by and among Amprius, the Sponsor or the other signatories thereto) outstanding immediately following the closing of the Business Combination or (v) issued as consideration pursuant to the merger agreement or upon exercise of options or warrants issued as consideration pursuant to the merger agreement, will not, without the prior written consent of the Amprius Board (or a committee thereof), directly or indirectly, (A) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position (within the meaning of Section 16 of the 1934 Act, and the rules and regulations of the SEC promulgated thereunder), any such shares (or any rights or interests therein), (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in (A) or (B).

The lock-up restrictions expire upon the earlier of (i) September 14, 2023 and (ii) the date on which the closing price per share of Amprius common stock for any 20 trading days within any 30 consecutive trading day period is at least $12.50.

COMPARISON OF RIGHTS OF HOLDERS OF AMPRIUS STOCK AND HOLDCO STOCK

Both Amprius and Holdco are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the mergers are completed, Holdco’s stockholders will become stockholders of Amprius, and their rights will be governed by the DGCL, the proposed charter of Amprius in the form attached to this proxy statement/prospectus as Annex B and the proposed bylaws of Amprius in the form attached to this proxy statement/prospectus as Annex C, and which can be referenced for the purposes of definitions in the “Amprius (Post-Mergers)” column below that cross-reference the proposed charter of Amprius.

The table below summarizes the material differences between the current rights of Holdco’s stockholders under Holdco’s amended and restated certificate of incorporation and bylaws, and the rights of Amprius’ stockholders, post-mergers, under the proposed charter and proposed bylaws.

The following summary is not a complete statement of the rights of the stockholders of either of Amprius or Holdco, or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. These summaries are qualified in their entirety by reference to the DGCL and the various documents of Amprius and Holdco that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Amprius or Holdco before the merger and being a stockholder of Amprius after the mergers. Amprius has filed copies of its current certificate of incorporation and amended and restated bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. Holdco will also send copies of its documents referred to in this proxy statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Current Holdco Rights Versus Post-Merger Amprius Rights

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)
Stockholder Nominations and Proposals	The bylaws of Holdco provide that directors of Holdco shall be elected at each annual meeting of stockholders.

The proposed bylaws provide that nominations of persons for election to the Amprius Board may be made only (1) pursuant to Amprius’ notice of meeting (or any supplement thereto); (2) by or at the direction of the Amprius Board, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Amprius Board; (3) as may be provided in the certificate of designation for any class or series of preferred stock; or (4) by any stockholder of Amprius who is a stockholder of record and complies with the procedures set forth in the proposed bylaws.

Except to the extent required by the DGCL, special meetings of stockholders

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)
can be called only by a majority of the Amprius Board, the chair of the Amprius Board, Amprius’ President or Chief Executive Officer. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the notice of meeting. If the election of directors is included as business to be brought before a special meeting in the notice of meeting, then nominations of persons for election to the Amprius Board at a special meeting may be made by any stockholder who is a stockholder of record and complies with the procedures set forth in the proposed bylaws.

Number and Election of Directors

The bylaws of Holdco provide that the number of directors shall be determined from time to time by resolution adopted by the Holdco Board. The bylaws of Holdco provide that , except as otherwise required by the certificate of incorporation, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The amended and restated certificate of incorporation of Holdco provides that the Holdco Board shall initially consist of five (5) to seven (7) directors, with the Series B preferred stock entitled to elect one (1) member, the Series A preferred stock entitled to elect two (2) members, the Class A common stock entitled to elect one (1) member, and the Class A common stock and the voting preferred stock, voting together, entitled to elect the remaining members. The Holdco Board presently has six members.

The proposed bylaws and the proposed charter provide that the number of directors that shall be determined from time to time by resolution of a majority of Amprius Board.

The proposed bylaws provide that the directors will be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The proposed charter provides that the directors will be divided into classes, with one class being elected at the annual meeting of the stockholders each year, and with directors serving three-year terms.

Removal of Directors	The bylaws of Holdco provide that any director or the entire Holdco Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. No reduction of the authorized number of directors shall have the effect of removing any director prior to the	Under the proposed charter, for so long as the Amprius Board is classified and subject to the rights of holders of preferred stock, any director or the entire Amprius Board may be removed , but only for cause by the affirmative vote of the holders of at least a majority of the voting power of the issued and

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)
	expiration of such director’s term of office.	outstanding capital stock of Amprius entitled to vote in the election of directors. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Voting Stock

Under the amended and restated certificate of incorporation of Holdco, each holder of shares of Class A common stock is entitled to one (1) vote for each share held by such holder and, except as otherwise expressly provided, the holders of shares of Class B common stock are not entitled to vote on any matters on which the Class A common stock are entitled to vote.

Under the amended and restated certificate of incorporation of Holdco, except as otherwise expressly provided in the amended and restated certificate of incorporation or as required by law, (i) the holders of shares of Holdco’s voting preferred stock are entitled to vote on all matters on which the common stock are entitled to vote and each holder of voting preferred stock is entitled to the number of votes equal to the number of shares of Class A common stock into which the shares of voting preferred stock held by such holder could be converted as of the record date; and (ii) the holders of shares of the non-voting preferred stock shall not be entitled to vote on any matters on which the voting preferred stock and/or common stock shall be entitled to vote, and if so entitled to vote, each holder of non-voting preferred stock shall be entitled to the number of votes equal to the number of shares of Class B common stock into which the shares of non-voting preferred stock held by such holder could be converted as of the record date.

Under the proposed charter, each share of common stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders. Except as (and only to the extent) otherwise required by applicable law, the holders of the non-voting common stock will have no voting rights with respect to shares of non-voting common stock.

Notice of Stockholder Meeting	The bylaws of Holdco provide that notices of all meetings shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be	The proposed bylaws provide that notices of all meetings shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)
	deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The bylaws of Holdco provide that the written notice of any meeting of stockholders must be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.	deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The proposed bylaws provide that notice of each meeting of stockholders must be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Conversion Rights

The amended and restated certificate of incorporation of Holdco provides that, at the option of the holder, (i) any shares of voting preferred stock are convertible into shares of Class A common stock, and (ii) any shares of non-voting preferred stock are convertible into shares of Class B common stock. Each share of voting preferred stock shall automatically be converted into shares of Class A common stock and each share of non-voting preferred stock shall automatically be converted into shares of Class B common stock (i) immediately prior to the closing of a firm commitment underwritten initial public offering, or (ii) upon the receipt by Holdco of a written request for such conversion from the holders of at least a majority of the outstanding shares of each of (A) the voting preferred stock and non-voting preferred stock (voting as a single class and on an as-converted basis), (B) the Series D-1 preferred stock, Series E preferred stock and Series E-1 preferred stock (voting as a single class and on an as-converted basis) and (C) the Series C preferred stock and Series C-NV preferred stock (voting as a single class and on an as-converted basis).

The amended and restated certificate of incorporation of Holdco provides that

The proposed charter provides that each share of non-voting common stock will convert automatically into one share of common stock upon (i) any Converting Transfer or (ii) a conversion that is approved in advance by the Amprius Board as an exempt conversion. In the event of a conversion of a share of non-voting common stock into a share of common stock, such conversion will be deemed to have been made (1) with respect to an exempt conversion, as established in the applicable approval by the Amprius Board or a committee thereof or (2) with respect to a Converting Transfer, at the time that the Converting Transfer of such share occurred; provided that such stockholder provides to Amprius prior to such Converting Transfer any documentation reasonably requested by Amprius to validate that such Transfer qualifies as a Converting Transfer.

The proposed charter does not provide for conversion of common stock.

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)
each share of Class B common stock shall automatically be converted into one share of Class A common stock upon certain transfers; provided that the transferor is not aware of any circumstances indicating that the transferee is a foreign person.

Protective Provisions

The amended and restated certificate of incorporation of Holdco provides that as long as any shares of voting preferred stock are issued and outstanding, Holdco shall not, without first obtaining the approval of the holders of more than a majority of the then outstanding shares of voting preferred stock, take any actions materially altering the rights of any series of preferred stock.

The amended and restated certificate of incorporation of Holdco also provides that Holdco shall not, without first obtaining the approval of the holders of a majority of the then outstanding shares of voting preferred stock and non-voting preferred stock (i) sell, assign, transfer or pledge of all or substantially all of the assets of Holdco to any person other than a wholly-owned subsidiary of Holdco; (ii) voluntarily liquidate or dissolve Holdco; (iii) effect any of the actions in (i) and (ii) above through a subsidiary; or (iv) amend any of the protective provisions in this paragraph.

The amended and restated certificate of incorporation of Holdco also requires the separate vote of certain series of preferred stock for actions that would affect the rights of such series of preferred stock.

The proposed charter does not have protective provisions in place.

Indemnification and Limitation of Liability

The amended and restated certificate of incorporation of Holdco provides that to the fullest extent permitted by applicable law, the personal liability of a director of Holdco, including for monetary damages, shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The amended and restated bylaws of Holdco provide that, to the fullest extent

The proposed charter provides that, to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director of officer of Amprius shall not be personally liable to Amprius or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)
permitted by the DGCL, Holdco shall indemnify its directors and officers in third party proceedings and in actions by or in the right of Holdco. Holdco shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law.

liability of directors or officers, then the liability of a director of officer of Amprius shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The proposed bylaws provide that, to the fullest extent permitted by the DGCL, Amprius shall indemnify its directors and officers in third party proceedings and indemnify its directors and officers in actions by or in the right of Amprius. Amprius shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law.

Dividends

The amended and restated certificate of incorporation of Holdco provides that in any calendar year, the holders of outstanding shares of combined Series E preferred stock and the Series E-2 preferred stock shall be entitled to receive dividends when, as and if declared by the Holdco Board at the dividend rate specified for such share of preferred stock.

After the payment to the holders of shares of Combined Series E preferred stock and Series E-2 preferred stock of the full amounts specified in the amended and restated certificate of incorporation, the holders of outstanding shares of Series D-1 preferred stock shall be entitled to receive dividends when, as and if declared by the Holdco Board. “Combined Series E preferred stock” means Holdco’s Series E preferred stock and Series E-1 preferred stock.

After the payment to the holders of shares of Combined Series E preferred stock, Series E-2 preferred stock and Series D-1 preferred stock of the full amounts specified in the amended and restated certificate of incorporation, the holders of outstanding shares of Combined Series C preferred stock shall be entitled to receive dividends when, as and if declared by the Holdco Board. “Combined Series C preferred stock”

The proposed bylaws provide that, the Amprius Board, subject to any restrictions contained in the certificate of incorporation of Amprius or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock, and dividends may be paid in cash, in property, or in shares of Amprius’ capital stock.

Provision	Holdco (Pre-Mergers)	Amprius (Post-Mergers)

means Holdco’s Series C preferred stock and Series C-NV preferred stock.

After the payment to the holders of shares of Combined Series E preferred stock, Series E-2 preferred stock, Series D-1 preferred stock and Combined Series C preferred stock of the full amounts specified in the amended and restated certificate of incorporation, the holders of outstanding shares of Combined Series B preferred stock and Series A preferred stock shall be entitled to receive dividends when, as and if declared by the Holdco Board. “Combined Series B preferred stock” means Holdco’s Series B preferred stock and Series B-NV preferred stock.

The amended and restated certificate of incorporation of Holdco provides that dividends may be paid on the Holdco common stock when, as and if declared by the Holdco Board, subject to the prior dividend rights of the preferred stock.

The right to receive dividends on shares of preferred stock is not cumulative and no right to dividends shall accrue to holders of preferred stock by reason of the fact that dividends on said shares are not declared or paid.

Amendments to Certificate of Incorporation and Bylaws

Amendments to the amended and restated certificate of incorporation of Holdco are subject to the rights of preferred stockholders described under “Protective Provisions.”

The amended and restated certificate of incorporation of Holdco provides that the Holdco Board is expressly empowered to adopt, amend or repeal the bylaws of Holdco. The stockholders also have the power to adopt, amend or repeal the bylaws of Holdco.

Resolution by the Amprius Board and the affirmative vote of two-thirds of the voting power of the then outstanding voting securities of Amprius is required for the amendment, repeal or modification of the provisions of certain provisions of the proposed charter.

The proposed bylaws provide that the bylaws of Amprius may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding voting securities; provided that the affirmative vote of the holders of at least two-thirds of the total voting power of outstanding voting securities is required for the stockholders of Amprius to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the bylaws. The Amprius Board also has the power to adopt, amend or repeal the bylaws.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Amprius

Market Information and Holders

Amprius’ common stock and public warrants are currently listed on the NYSE under the symbols “AMPX” and “AMPX.W,” respectively.

As of May 1, 2023, there were 84,971,565 shares of common stock issued and outstanding held of record by 57 holders and 47,720,736 warrants (consisting of 29,268,236 public warrants, 16,400,000 private warrants and 2,052,500 PIPE warrants) issued and outstanding held of record by 87 holders. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

Amprius has not paid any cash dividends on the common stock to date. The payment of cash dividends on common stock in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Amprius. In addition, Amprius’ ability to pay cash dividends may be limited by covenants of any indebtedness or other contractual limitations of Amprius or its subsidiaries. The payment of any cash dividends on common stock will be within the discretion of the Amprius Board. The Amprius Board is not currently contemplating and does not anticipate declaring dividends on common stock in the foreseeable future.

Holdco

Historical market price information regarding Holdco is not provided because there is no public trading market for Holdco securities.

PRINCIPAL STOCKHOLDERS OF AMPRIUS

The following table sets forth information with respect to the beneficial ownership of Amprius’ capital stock as of May 1, 2023, by:

•	each person, or group of affiliated persons, known by Amprius to beneficially own more than 5% of Amprius’ common stock;

•	each of Amprius’ named executive officers;

•	each of Amprius’ directors; and

•	all of Amprius’ executive officers and directors as a group.

The percentage of shares beneficially owned shown in the table is based on 84,971,565 shares of Amprius’ common stock outstanding as of May 1, 2023. Amprius has deemed shares of Amprius common stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of May 1, 2023 or issuable pursuant to restricted stock units, which are subject to vesting and settlement conditions expected to occur within 60 days of May 1, 2023, to be outstanding and to be beneficially owned by the person holding the stock option, warrant or restricted stock unit for the purpose of computing the percentage ownership of that person. Amprius did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Amprius Technologies, Inc., 1180 Page Avenue, Fremont, California 94538.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage
Greater than 5% Stockholders:
Amprius, Inc.(1)	65,515,552		77.1%
Kensington Capital Partners, LLC(2)	7,419,142		8.3%
Named Executive Officers and Directors:
Dr. Kang Sun(3)	1,770,587		2.0%
Sandra Wallach(3)	294,216		*
Jonathan Bornstein(3)	2,240,721		2.6%
Donald R. Dixon(4)	495,713	*
Kathleen Ann Bayless	—		—
Dr. Steven Chu(5)	100,713	*
Dr. Wen Hsieh(3)	95,713	*
Justin Mirro(6)	8,619,142		9.6%
All directors and executive officers as a group (9 persons)	14,476,487		15.1%

*	Represents less than 1%.
(1)

Certain directors and executive officers of Amprius own Holdco securities or options to purchase Holdco securities, and certain directors of Amprius are also directors of Holdco, but none of Amprius’ directors or executive officers are deemed to have or share beneficial ownership with respect to any shares of common stock owned by Holdco.

(2)

Consists of (i) 2,608,142 shares of common stock, (ii) 4,700,000 shares of common stock issuable upon the exercise of private warrants and (iii) 111,000 shares of common stock issuable upon the exercise of the PIPE warrants. Mr. Mirro, a director of Amprius, is the managing member of Kensington Capital Partners, LLC.

(3)	Consists of shares of common stock underlying options that are exercisable within 60 days of May 1, 2023.

(4)

Consists of (i) 95,713 shares of common stock underlying options that are exercisable within 60 days of April 15, 2023, (ii) 100,000 shares of common stock held by The Dixon Revocable Trust, of which Mr. Dixon is co-trustee, (iii) 100,000 shares of common stock issuable upon the exercise of the PIPE warrants held by The Dixon Revocable Trust, (iv) 96,267 shares of common stock held by Trident Capital Fund- VI, L.P. (“Trident Fund VI”), 96,267 shares of common stock issuable upon the exercise of PIPE warrants held by Trident Fund VI, (v) 3,733 shares of common stock held by Trident Capital Fund—VI Principals Fund, L.L.C. (“Trident Principals VI”) and (vi) 3,733 shares of common stock issuable upon the exercise of PIPE warrants held by Trident Principals VI. Trident Capital Management VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Mr. Dixon, chairman of the Amprius Board, and John Moragne are the managing members of TCM VI. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein.

(5)

Consists of (i) 95,713 shares of common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 2,500 shares of common stock and (iii) 2,500 shares of common stock issuable upon the exercise of PIPE warrants.

(6)

Consists of (i) 1,000,000 shares of common stock held by Mr. Mirro as trustee of the Justin E. Mirro Qualified Annuity Trust dated 6/27/20, (ii) 200,000 shares of common stock issuable upon exercise of private warrants held by Mr. Mirro, (iii) 2,608,142 shares of common stock held by Kensington Capital Partners, LLC, (iv) 4,700,000 shares of common stock issuable upon the exercise of private warrants held by Kensington Capital Partners, LLC and (v) 111,000 shares of common stock issuable upon the exercise of the PIPE warrants held by Kensington Capital Partners, LLC. Mr. Mirro is the managing member of Kensington Capital Partners, LLC. Mr. Mirro disclaims beneficial ownership of the shares held by Kensington Capital Partners, LLC except to the extent of his pecuniary interest therein.

PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION

The following table and the related notes present certain information with respect to the beneficial ownership of Amprius’ capital stock upon consummation of the mergers, assuming the closing of the merger occurred on May 1, 2023, by:

•	each person, or group of affiliated persons, known by Amprius or Holdco to beneficially own more than 5% of Amprius’ common stock upon the consummation of the mergers;

•	each of Amprius’ named executive officers;

•	each of Amprius’ directors; and

•	all of Amprius’ executive officers and directors as a group.

The expected beneficial ownership of shares of Amprius common stock immediately following the closing is based on the assumptions described under “Questions and Answers About the Mergers—What will Holdco’s stockholders and option holders receive in the mergers?”

The percentage of shares beneficially owned shown in the table is based on 48,819,791 shares of Amprius’ common stock and 28,606,816 shares of Amprius’ non-voting common stock expected to be outstanding immediately after the closing of the mergers. Amprius has deemed shares of Amprius common stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of May 1, 2023 or issuable pursuant to restricted stock units, which are subject to vesting and settlement conditions expected to occur within 60 days of May 1, 2023, to be outstanding and to be beneficially owned by the person holding the stock option, warrant or restricted stock unit for the purpose of computing the percentage ownership of that person. Amprius did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table below is c/o Amprius Technologies, Inc., 1180 Page Avenue, Fremont, California 94538. No shares of non-voting common stock are beneficially owned by the persons or entities listed in the table below.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage (Economic)	Percentage (Voting)
Greater than 5% Stockholders:
Entities affiliated with Trident Capital(1)	7,023,055		9.1%	14.4%
Entities affiliated with Kleiner Perkins(2)	4,112,356		5.3%	8.4%
Kensington Capital Partners, LLC(3)	7,419,142		9.0%	13.8%
Entities affiliated with VantagePoint Capital Partners(4)	7,223,055		9.3%	14.7%
Named Executive Officers and Directors:
Dr. Kang Sun(5)	6,287,959		7.5%	11.4%
Sandra Wallach(6)	294,216		*	*
Jonathan Bornstein(7)	2,425,176		3.0%	4.7%
Donald R. Dixon(8)	7,547,673		9.7%	15.4%
Kathleen Ann Bayless	—		—	—
Dr. Steven Chu(9)	453,513	*		*
Dr. Wen Hsieh(10)	95,713	*		*
Justin Mirro(11)	8,619,142		10.5%	16.0%
All directors and executive officers as a group (9 persons)	26,824,672		28.7%	41.5%

*	Represents less than 1%.
(1)

Consists of (i) 96,267 shares of Amprius common stock held by Trident Capital Fund-VI, L.P. (“Trident Fund VI”), (ii) 96,267 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by Trident Fund VI, (iii) 3,733 shares of Amprius common stock held by Trident Capital Fund—VI Principals Fund, L.L.C. (“Trident Principals VI”), (iv) 3,733 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by Trident Principals VI, (v) 6,568,313 shares of Amprius common stock issuable to Trident Fund VI in connection with the mergers and (vi) 254,742 shares of Amprius common stock issuable to Trident Principals VI in connection with the mergers. Trident Capital Management VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Mr. Dixon, chairman of the Amprius Board, and John Moragne are the managing members of TCM VI. The address of Trident Capital is 204 E 2nd Ave, #903, San Mateo, CA 94401. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein.

(2)

Consists of (i) 92,200 shares of Amprius common stock beneficially owned by Kleiner Perkins Caufield & Byers XIV, LLC (“KPCB XIV”), (ii) 92,200 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by KPCB XIV, (iii) 7,800 shares of Amprius common stock beneficially owned by KPCB XIV Founders Fund, LLC (“KPCB XIV Founders”), (iv) 7,800 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by KPCB XIV, (v) 3,607,192 shares of Amprius common stock issuable to KPCB XIV in connection with the mergers and (vi) 305,164 shares of Amprius common stock issuable to KPCB XIV Founders in connection with the mergers. All securities are held for convenience in the name of “KPCB Holdings, Inc., as nominee” for the accounts of such entities. The managing member of KPCB XIV and KPCB XIV Founders is KPCB XIV Associates, LLC (“KPCB XIV Associates”). L. John Doerr, Brook Byers, William “Bing” Gordon and Theodore E. Schlein, the managing members of KPCB XIV Associates, exercise shared voting and dispositive control over the shares held by KPCB XIV and KPCB XIV Founders. Such managing members disclaim beneficial ownership of all shares held by KPCB XIV and KPCB XIV Founders except to the extent of their pecuniary interest therein. Dr. Hsieh, a member of the Amprius Board, is a managing member of several funds affiliated with Kleiner Perkins. The principal business address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is c/o Kleiner Perkins Caufield & Byers, LLC, 2750 Sand Hill Road, Menlo Park, CA 94025.

(3)

Consists of (i) 2,608,142 shares of Amprius common stock, (ii) 4,700,000 shares of Amprius common stock issuable upon the exercise of Amprius private warrants and (iii) 111,000 shares of Amprius common stock issuable upon the exercise of PIPE warrants. Mr. Mirro, a director of Amprius, is the managing member of Kensington Capital Partners, LLC.

(4)

Consists of (i) 100,000 shares of Amprius common stock held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech II”), (ii) 100,000 shares Amprius common stock issuable upon the exercise of PIPE warrants held by VP CleanTech II, (iii) 100,000 shares of Amprius common stock held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP 2006”), (iv) 100,000 shares of Amprius common stock issuable upon the exercise of PIPE warrants held by VP 2006, (v) 3,970,981 shares of Amprius common stock issuable to VP CleanTech II in connection with the mergers and (vi) 3,252,074 shares of Amprius common stock issuable to VP 2006 in connection with the mergers. Alan Salzman is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner for VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner for VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech II and may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Mr. Salzman disclaims beneficial ownership of the shares held by VP 2006 and VP CleanTech II except to the extent of his pecuniary interest therein. The address of VantagePoint Capital Partners is 1505 East Valley Rd., Ste. E, Santa Barbara, CA 93108.

(5)

Consists of (i) 1,770,587 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023 and (ii) 4,517,372 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023.

(6)	Consists of shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023.

(7)

Consists of (i) 2,240,721 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023 and (ii) 184,455 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023.

(8)

Consists of (i) 95,713 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 100,000 shares of Amprius common stock held by The Dixon Revocable Trust, of which Mr. Dixon is co-trustee, (iii) 100,000 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by The Dixon Revocable Trust, (iv) 228,905 shares of Amprius common stock to be issued in connection with the mergers and (v) the shares held by entities affiliated with Trident Capital described in footnote 1. Mr. Dixon disclaims beneficial ownership of the shares held by entities affiliated with Trident Capital except to the extent of his pecuniary interest therein.

(9)

Consists of (i) 95,713 shares of Amprius common stock underlying options that are exercisable within 60 days of May 1, 2023, (ii) 2,500 shares of Amprius common stock, (iii) 2,500 shares of Amprius common stock issuable upon the exercise of PIPE warrants and (iv) 352,800 shares of Amprius common stock underlying Exchanged Options that are exercisable within 60 days of May 1, 2023.

(10)	Consists of shares of common stock underlying options that are exercisable within 60 days of May 1, 2023.
(11)

Consists of (i) 1,000,000 shares of Amprius common stock held by Mr. Mirro as trustee of the Justin E. Mirro Qualified Annuity Trust dated 6/27/20, (ii) 200,000 shares of Amprius common stock issuable upon exercise of private warrants held by Mr. Mirro, (iii) 2,608,142 shares of Amprius common stock held by Kensington Capital Partners, LLC, (iv) 4,700,000 shares of Amprius common stock issuable upon the exercise of private warrants held by Kensington Capital Partners, LLC and (v) 111,000 shares of Amprius common stock issuable upon the exercise of the PIPE warrants held by Kensington Capital Partners, LLC. Mr. Mirro is the managing member of Kensington Capital Partners, LLC. Mr. Mirro disclaims beneficial ownership of the shares held by Kensington Capital Partners, LLC except to the extent of his pecuniary interest therein.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will pass on the validity of Amprius’ common stock offered by this proxy statement/prospectus. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own interests representing less than one percent of Holdco.

The material U.S. federal income tax consequences of the mergers will be passed on for Amprius by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, and for Holdco by Baker & McKenzie LLP.

EXPERTS

The consolidated financial statements of Amprius Technologies, Inc. as of December 31, 2022 and for the year then ended included in this Registration Statement/Proxy Statement, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing in the Registration Statement/Proxy Statement, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Amprius Technologies, Inc. as of December 31, 2021 and for the year ended December 31, 2021 have been audited by SingerLewak LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Amprius is required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. Amprius’ SEC filings are available to the public on the SEC’s website at www.sec.gov, which contains reports, proxies and information statements and other information regarding registrants that file electronically. Amprius also maintains a website at www.amprius.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, Amprius’ website is not a part of this proxy statement/prospectus and the inclusion of Amprius’ website address in this proxy statement/prospectus is an inactive textual reference only.

As of the date of this proxy statement/prospectus, Amprius has filed a registration statement to register with the SEC Amprius’ common stock and non-voting common stock that Amprius will issue to Holdco’s stockholders in the mergers, as well as the warrants to purchase shares of common stock that Amprius will assume in the mergers. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Amprius, as well as a proxy statement of Amprius for its special meeting and an information statement for the purpose of Holdco for its written consent.

Amprius has supplied all information contained in this proxy statement/prospectus relating to Amprius, and Holdco has supplied all information contained in this proxy statement/prospectus relating to Holdco.

If you would like to request documents from Amprius or Holdco, please send a request in writing or by telephone to either Amprius or Holdco at the following addresses:

Amprius Technologies, Inc.	Amprius, Inc.
1180 Page Avenue	1180 Page Avenue
Fremont, California 94538	Fremont, California 94538
Telephone: (800) 425-8803	Telephone: (800) 425-8803
Attn: Chief Financial Officer	Attn: Chief Financial Officer

TRADEMARK NOTICE

Amprius, its logo and its other registered or common law trademarks, trade names or service marks appearing in this proxy statement/prospectus are owned by Amprius. Holdco, its logo and its other registered or common law trademarks, trade names or service marks appearing in this proxy statement/prospectus are owned by Holdco. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that Amprius or Holdco will not assert, to the fullest extent under applicable law, its applicable rights of the applicable licensor to these trademarks and trade names. Unless otherwise stated in this proxy statement/prospectus, neither Amprius nor Holdco intends its use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of Amprius or Holdco by, any other companies.

OTHER MATTERS

Stockholder Proposals or Director Nominations for 2024 Annual Meeting

If a stockholder would like Amprius to consider including a proposal in its proxy statement for its 2024 annual meeting pursuant to Rule 14a-8 of the Exchange Act, then the proposal must be received by its corporate secretary at its principal executive offices on or before December 29, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Amprius Technologies, Inc.

Attention: Corporate Secretary

1180 Page Avenue

Fremont, California 94538

Amprius’ amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal or nominate a director at an annual meeting, but do not seek to include the proposal or director nominee in the proxy statement. In order to be properly brought before Amprius’ 2024 annual meeting, the stockholder must provide timely written notice to Amprius’ corporate secretary, at Amprius’ principal executive offices, and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in Amprius’ bylaws. To be timely, a stockholder’s written notice must be received by Amprius’ corporate secretary at its principal executive offices:

•	no earlier than 8:00 a.m., local time, on February 9, 2024, and

•	no later than 5:00 p.m., local time, on March 10, 2024.

In the event that Amprius hold its 2024 annual meeting more than 25 days before or more than 25 days after the one-year anniversary of this year’s annual meeting, then such written notice must be received by its corporate secretary at its principal executive offices:

•	no earlier than 8:00 a.m., local time, on the 120th day prior to the day of Amprius’ 2024 annual meeting, and

•	no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting is first made by Amprius.

If a stockholder who has notified Amprius of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting, then Amprius is not required to present the proposal for a vote at such annual meeting.

If a stockholder intends to solicit proxies in support of director nominees other than Amprius’ nominees, then Amprius must receive notice providing the information required by Rule 14a-19 of the Exchange Act, postmarked no later than April 9, 2024. However, if the date of next year’s annual meeting is more than 30 days before or more than 30 days after June 8, 2024, then Amprius must receive your notice by the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

You are also advised to review the proposed bylaws that will be in effect upon the closing of the mergers, which contain additional requirements regarding advance notice of stockholder proposals and director nominations.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Amprius Board has adopted corporate governance guidelines. These guidelines address, among other items, the qualifications and responsibilities of its directors and director candidates, the structure and composition of the Amprius Board and corporate governance policies and standards applicable to us in general. In addition, the Amprius Board has adopted a code of business conduct and ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of Amprius’ corporate governance guidelines and code of business conduct and ethics are available on Amprius’ website at ir.amprius.com/corporate-governance/governance-documents. Amprius will post amendments to its code of business conduct and ethics or any waivers of its code of business conduct and ethics for directors and executive officers on the same website.

Communications with the Amprius Board

Stockholders and other interested parties wishing to communicate directly with Amprius’ directors, may do so by writing and sending the correspondence to Amprius’ Chief Financial Officer by mail to its principal executive offices at Amprius Technologies, Inc., 1180 Page Avenue, Fremont, California 94538. Amprius’ Chief Financial Officer, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for Amprius’ stockholders to act on or for the Amprius Board to consider and (3) matters that are of a type that are improper or irrelevant to the functioning of the Amprius Board or its business, for example, mass mailings, job inquiries and business solicitations. If appropriate, Amprius’ Chief Financial Officer will route such communications to the appropriate director(s) or, if none is specified, then to the chairperson of the Amprius Board or the lead independent director (if one is appointed). These policies and procedures do not apply to communications to directors from Amprius’ officers or directors who are stockholders or stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Amprius Technologies, Inc.
Fremont, California
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Amprius Technologies, Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended
,
in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2022.
Houston, Texas
March 30, 2023

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Amprius Technologies, Inc. (a
carve-out
of Amprius, Inc.)
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Amprius Technologies, Inc. (a carve-out
of Amprius, Inc.) (the Company) as of December 31, 2021, the related statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ SingerLewak LLP
We have served as the Company’s auditor from 2021 to 2022.
San Jose, CA
June 21, 2022, except for the reverse recapitalization described in Note 1 as to which the date is November 16, 2022.

A
MPRIUS
T
ECHNOLOGIES
, I
NC
.
C
ONSOLIDATED
B
ALANCE
S
HEETS

	December 31,
(In thousands, except share and par value data)	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$69,696	$11,489
Accounts receivable	686	262
Inventories	500	500
Deferred costs	1,897	1,769
Prepaid expenses and other current assets	2,394	156

Total current assets	75,173	14,176
Non-current assets:
Property, plant and equipment, net	4,236	4,210
Operating lease right-of-use assets, net	2,751	—
Deferred costs	367	141
Other assets	644	—

Total assets	$83,171	$18,527

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,028	$359
Accrued and other current liabilities	2,708	1,446
Deferred revenue	2,660	2,363
Operating lease liabilities	521	—

Total current liabilities	6,917	4,168
Non-current liabilities:
Deferred revenue	720	501
Operating lease liabilities	2,501	—

Total liabilities	10,138	4,669

Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock; $0.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.0001 par value; 950,000,000 shares authorized; 84,610,114 and 65,772,001 shares issued and outstanding at December 31, 2022 and 2021, respectively	8	7
Additional paid-in capital	165,912	89,252
Accumulated deficit	(92,887)	(75,401)

Total stockholders’ equity	73,033	13,858

Total liabilities and stockholders’ equity	$83,171	$18,527

The accompanying notes are an integral part of these consolidated financial statements.

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ONSOLIDATED
S
TATEMENTS
O
F
O
PERATIONS

	Year ended December 31,
(In thousands, except share and per share data)	2022	2021
Revenue	$4,409	$2,772
Cost of revenue	9,848	7,101

Gross loss	(5,439)	(4,329)

Operating expenses:
Research and development	2,030	1,450
Selling, general and administrative	10,572	4,844

Total operating expenses	12,602	6,294

Loss from operations	(18,041)	(10,623)

Other income (expense), net:
Interest income and other	709	(16)
Gain on forgiveness of PPP loan	—	743

Total other income, net	709	727

Net loss	$(17,332)	$(9,896)

Weighted-average common shares outstanding:
Basic and diluted	71,342,720	65,764,450

Net loss per share of common stock:
Basic and diluted	$(0.24)	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

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ONSOLIDATED
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TATEMENTS
O
F
S
TOCKHOLDERS
’ E
QUITY
For the years ended December 31, 2022 and 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
(In thousands, except share data)	Shares	Amount
Balance as of January 1, 2021	45,156,145	$1	$66,673	$(65,505)	$1,169
Retroactive conversion of common stock due to Business Combination	20,586,738	6	(6)	—	—

Balance as of January 1, 2021, as adjusted	65,742,883	7	66,667	(65,505)	1,169
Capital contribution from Amprius Holdings	—	—	20,111	—	20,111
Exercise of stock options	29,118	—	1	—	1
Stock-based compensation	—	—	1,000	—	1,000
Contribution from Amprius Holdings related to stock-based compensation	—	—	1,473	—	1,473
Net loss	—	—	—	(9,896)	(9,896)

Balance as of December 31, 2021	65,772,001	7	89,252	(75,401)	13,858
Cumulative effect adjustment from the adoption of ASC 842	—	—	—	(154)	(154)
Issuance of common stock in connection with Business Combination and PIPE investment, net of issuance costs	18,392,366	1	70,937	—	70,938
Issuance of common stock in connection with a stock purchase agreement	84,793	—	—	—	—
Capital contribution from Amprius Holdings	—	—	505	—	505
Exercise of stock options, net of repurchased shares	146,566	—	44	—	44
Exercise of stock warrants	214,388	—	2,465	—	2,465
Stock-based compensation	—	—	2,329	—	2,329
Contribution from Amprius Holdings related to stock-based compensation	—	—	380	—	380
Net loss	—	—	—	(17,332)	(17,332)

Balance as of December 31, 2022	84,610,114	$8	$165,912	$(92,887)	$73,033

The accompanying notes are an integral part of these consolidated financial statements.

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TATEMENTS
O
F
C
ASH
F
LOWS

	Year ended December 31,
(In thousands)	2022	2021
Cash flows from operating activities:
Net loss	$(17,332)	$(9,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	2,709	2,473
Depreciation and amortization	1,539	1,441
Amortization of deferred costs	1,585	548
Non-cash operating lease expense	556	—
Loss from disposal of property, plant and equipment	—	158
Gain on forgiveness of PPP loan	—	(743)
Changes in operating assets and liabilities:
Accounts receivable	(424)	86
Inventories	—	17
Deferred costs	(1,939)	(2,003)
Prepaid expenses and other current assets	(2,282)	(70)
Accounts payable	517	(1,804)
Accrued and other current liabilities	1,155	574
Deferred revenue	516	1,203
Operating lease liabilities	(482)	—

Net cash used in operating activities	(13,882)	(8,016)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,481)	(609)

Net cash used in investing activities	(1,481)	(609)

Cash flows from financing activities:
Proceeds from issuance of common stock in connection with Business Combination and PIPE investment	77,884	—
Payment of transaction and issuance costs in connection with Business Combination and PIPE investment	(6,946)	—
Payment of financing costs in connection with a stock purchase agreement	(326)	—
Proceeds from exercise of stock options	44	1
Proceeds from exercise of warrants	2,465	—
Capital contributions from Amprius Holdings	505	20,111

Net cash provided by financing activities	73,626	20,112

Net increase in cash, cash equivalents and restricted cash	58,263	11,487
Cash, cash equivalents and restricted cash, beginning of year	11,489	2

Cash, cash equivalents and restricted cash, end of year	$69,752	$11,489

Components of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$69,696	$11,489
Restricted cash included in other assets	56	—

Total cash, cash equivalents and restricted cash	$69,752	$11,489

Supplemental disclosure of non-cash investing and financing information:
Operating lease liabilities and right-of-use assets upon adoption of ASC 842	$3,256	$—

Unpaid purchases of property, plant and equipment	$83	$51

Unpaid financing costs in connection with a stock purchase agreement	$263	$—

The accompanying notes are an integral part of these consolidated financial statements.

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OTES
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INANCIAL
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TATEMENTS
Note 1. Nature of Operations and Organization
Nature of Operations
Amprius Technologies, Inc. (the “Company”) has developed, and since 2018, been in commercial production of lithium-ion
batteries for mobility applications leveraging a disruptive silicon anode. The Company’s silicon anode technology is intended to enable batteries with higher energy density, higher power density and fast charging capabilities over a wide range of operating temperatures. The Company’s headquarters is located in Fremont, California.
The Company previously had an intercompany agreement with a majority shareholder, Amprius, Inc. (“Amprius Holdings”), to license intellectual property rights to continue to develop silicon nanowire technology. Under this agreement, Amprius Holdings provided resources and rights to use its assets to the Company, such as rights to the use of intellectual property, cash, equipment, manufacturing and office facilities, personnel, and management oversight. Beginning in 2020, Amprius Holdings assigned or contributed those assets to the Company and the Company treated them as contributions from Amprius Holdings. The intercompany agreement was terminated in May 2022.
Business Combination
On September 14, 2022 (the “Closing Date”), the Company completed a business combination pursuant to the Business Combination Agreement, dated May 11, 2022 (the “Business Combination Agreement”), by and among the Company, Amprius Technologies Operating, Inc. (formerly known as Amprius Technologies, Inc. or “Legacy Amprius”), Kensington Capital Acquisition Corp. IV, and Kensington Capital Merger Sub Corp. (“Merger Sub”). Pursuant to the terms of the Business Combination Agreement, Kensington Capital Acquisition Corp. IV changed its jurisdiction of incorporation by domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which it changed its name to “Amprius Technologies, Inc.,” and a business combination between Kensington Capital Acquisition Corp. IV and Legacy Amprius was effected through the merger of Merger Sub with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of the Company (together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).
Unless the context otherwise provides, the “Company” refers (i) prior to the Closing Date, to Legacy Amprius and (ii) on and after the Closing Date, to Amprius Technologies, Inc. and its subsidiaries, including Legacy Amprius. Prior to the Business Combination, Kensington Capital Acquisition Corp. IV is referred to herein as “Kensington.”
The Business Combination was treated as a reverse recapitalization. Legacy Amprius was determined as the accounting acquirer and Kensington as the accounting acquiree for financial reporting purposes based on evaluation of the following facts and circumstances:

•	the stockholders of Legacy Amprius owned a majority of the shares of the Company following the Business Combination;

•	the board of directors of the Company following the Business Combination was comprised of all of the board members of Legacy Amprius;

•	the senior management of the Company following the Business Combination was the senior management of Legacy Amprius; and

•	Legacy Amprius is larger than Kensington in terms of existing operations and number of employees.

Liquidity and Capital Resources
Since its inception, the Company has incurred recurring losses and negative cash flows from operations. During the year ended December 31, 2022, the Company’s net loss was $17.3 million and at December 31, 2022, the accumulated deficit was $92.9 million. The Company expects to incur additional losses in the future as it scales its business and increases its operating expenditures, such as increasing its research and development spend and headcount. Additionally, the Company expects to increase its capital expenditures as it plans to build a
GWh-scale
manufacturing facility in the future. The Company may need to raise funds in order to meet its future operating and capital expenditure requirements. If sufficient funding is not raised, the Company may need to reduce its spending activities, which may negatively affect its ability to achieve its operating goals.
At December 31, 2022, the Company had cash and cash equivalents of $
69.7
million. The Company believes that its cash and cash equivalents will be sufficient to fund its working capital requirements over twelve months from the date these financial statements are issued.
On September 27, 2022, the Company entered into a Common Stock Purchase Agreement (“Purchase Agreement”) with B. Riley Principal Capital II, LLC (“BRPC II”), pursuant to which BRPC II committed to purchase up to $
200.0
 million of its common stock until January 1, 2025, subject to certain contractual terms (the “Committed Equity Financing”). There can be no assurance that the Company will be able to raise $200.0 million over such period as the Committed Equity Financing contains certain limitations and conditions.
On October 19, 2022, the U.S. Department of Energy (“DOE”) under the Bipartisan Infrastructure Law awarded the Company a cost-sharing grant of $
50.0

million. The grant is dependent upon the successful negotiation of a final contract. There can be no assurance that such negotiation will be successful.
Other Risk and Uncertainties
The Company faces risks related to the

COVID-19 pandemic,

which has created significant volatility in the global economy, led to business disruptions, reduced economic activities, and imposition of travel restrictions. Although the

COVID-19

pandemic did not have an adverse impact on the Company

to-date,

its future development is highly uncertain and cannot be predicted. Even after the

COVID-19

pandemic has subsided, the Company and its customers may continue to experience its negative effect, which may adversely affect the Company’s future financial condition, results of operations and cash flows.
The Company also faces r
is
ks related to the war between Russia and Ukraine, which has also led to significant volatility in the global economy resulting in higher inflation, volatility in the c red
it and capital markets, and interruption in the supply chain. Although this war did not have an adverse impact to the Company to-date,

its future outcome is highly unpredictable and uncertain, which may also adversely affect the Company’s future financial condition, results of operations and cash flows.
Note 2.
Su
mmary of
Signi
ficant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated.
In connection with the closing of the Business Combination, whereby Legacy Amprius was determined as the accounting acquirer for accounting and reporting purposes, the historical financial statements of Legacy Amprius became the historical financial statements of the combined company and no goodwill or other intangible assets were recorded. As a result, the accompanying consolidated financial statements reflect (i) the assets and liabilities of Legacy Amprius at their historical cost; (ii) the historical operating results of Legacy Amprius prior to the Business Combination; and (iii) Legacy Amprius’ equity structure, which has been retroactively restated in the comparative period up to the Closing Date to reflect the number of shares of the Company’s common stock issued to Legacy Amprius stockholders. As such, the shares, corresponding capital amounts, and net loss per share related to Legacy Amprius common stock have been retroactively restated to reflect the effect of the exchange ratio of 1.45590 (the “Exchange Ratio”) established in the Business Combination.
Prior to the Business Combination, the financial statements of the Company were presented on a carve-out
basis using its historical results of operations and historical basis of assets and liabilities derived from the accounting records of Amprius Holdings, adjusted as necessary to conform with U.S. GAAP. The underlying assumptions in the Company’s presentation of its financial statements prior to the Business Combination include:

•	Balance sheets include all of the Company’s owned assets, assets assigned or contributed by Amprius Holdings, and liabilities incurred by Amprius Holdings on behalf of the Company.

•	Statements of operations reflect all activities directly attributable to the Company, which include an allocation of certain general and administrative expenses of Amprius Holdings.

•
Certain general and administrative expenses of Amprius Holdings, such as the payroll-related expenses for two executive employees, legal, tax, insurance and accounting fees, were shared between the Company, Amprius Holdings and its other subsidiaries. Since those two executive employees provided the Company and Amprius Holdings’ other subsidiaries with governance and management oversight, those shared expenses were allocated between the Company and Amprius Holdings’ other subsidiaries. The level of effort spent by Amprius Holdings’ executives was not correlated with the level of activity, revenue or other financial operating metrics of the Company and Amprius Holdings’ other subsidiaries. As a result, those shared expenses were allocated equally between the Company and Amprius Holdings’ other subsidiaries.

•
Prior to the distribution of Amprius Holdings’ other subsidiaries in January 2022 and February 2022, the shared expenses of Amprius Holdings were allocated equally between the Company and Amprius Holdings’ other subsidiaries. After February 2022, those expenses were fully allocated to the Company.

Management believes that the assumptions described above, including the allocation of certain shared expenses, are reasonable and consistently applied for all periods presented prior to the Business Combination. However, the financial statements of the Company that were presented prior to the Business Combination may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had the Company operated as a separate and standalone entity.
The significant accounting policies described below, together with other notes that follow, are an integral part of the consolidate financial statements.
Reclassification
Certain accounts in the prior year financial statements were reclassified to conform with the current year presentation.
Emerging Growth Company
The Company is an emerging growth company as defined in Section 2(a) of the Securities Act of 1933 (as amended), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised accounting standards until private companies are required to comply with such standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. The Company has elected to not opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt such new or revised standard unless the Company is no longer deemed an emerging growth company. As a result, the accompanying consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company e ffectiv
e da
tes.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances; the results of which form the basis for making judgements that are not readily apparent from other sources. Actual results could materially differ from management estimates using different assumptions or under different conditions.
Significant accounting estimates made by the Company include useful lives of property, plant and equipment, valuation of deferred taxes, lower of cost or net realizable adjustment of inventory, carve-out
of financial statements including the allocation of assets, liabilities and expenses prior to the Business Combination, incremental borrowing rate used in calculating lease obligations and right-of-use
assets, and fair value of common stock prior to the Business Combination and other inputs used to value stock-based compensation awards.
Fair Value Measurement
Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity, associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1	–	Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	–
Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3	–
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.
The Company had a money market fund amounting to $69.4 million as of December 31, 2022, which was measured at Level 1 fair value based on the active market price of such instrument.
The Company did not have assets or liabilities measured at fair value on a recurring basis using Level 2 or Level 3 inputs as of December 31, 2022 and 2021.

There were no transfers of financial instruments between Level 1, Level 2 and Level 3 during the years ended December 31, 2022 and 2021.
Cash, Cash Equivalents and Restricted Cash
Cash consists of bank deposits and cash equivalent consists of a money market fund with original maturity of less than 90 days from the date of purchase.
Restricted cash pertains to cash collateral required by the Company’s lessor to satisfy a letter of credit requirement under its lease agreement. As of December 31, 2022, restricted cash was $56 thousand and is included in other assets in the accompanying consolidated balance sheet.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, restricted cash and accounts receivable. The Company maintains its cash, cash equivalents and restricted cash with major financial institutions that may at times exceed federally insured limits. The Company has not experienced losses on its financial assets held in these financial institutions. Management believes that these financial institutions are financially sound with minimal credit risk.
Accounts receivable consist mainly of amounts due from U.S. government agencies or sponsored entities and large public entities which limits the Company’s credit risk. Through December 31, 2022, the Company has not experienced any credit losses.
During the year ended December 31, 2022, four customers individually represented 24%, 20%, 18% and 11% of the Company’s revenue. During the year ended December 31, 2021, two customers individually represented 56% and 24% of the Company’s revenue.
As of December 31, 2022 and 2021, three and five customers represented 88% and 96%, respectively, of the Company’s total accounts receivable.
Segment Reporting
The Company has determined that the Chief Executive Officer is its Chief Operating Decision Maker (CODM). The CODM reviews financial information presented on an aggregate basis for the purposes of assessing the Company’s performance and making decisions on how to allocate resources. Accordingly, the Company has determined that it operates in a single operating and reportable segment. All of the Company’s revenues are geographically earned in the United States and all property, plant and equipment is located in the United States.
Revenue Recognition
The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606,
Revenue from Contracts with Customers
, when a customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services.
The Company generates revenue from both its arrangements for customization design services for the development of silicon-anode lithium-ion
battery technology and delivery of prototypes and providing finished battery products to its customers.
The customization design services generally provide design and development efforts to configure the Company’s existing battery technology towards a customer’s required specifications, including the delivery of the prototypes. The development and delivery of these battery prototypes is a single performance obligation as the individual customization activities performed through delivery of the prototype batteries are not distinct. Revenue is recognized at the point in time when control transfers to the customer upon final delivery of prototype batteries or completion of the defined service.
The Company recognizes revenue from
follow-on
orders and standalone sales of battery products to customers at the point in time that control of the product has been transferred to the customer which is generally upon shipment.
To achieve the core principle of revenue recognition, the Company applies the following steps:

1.
Identify the contract with the customer
. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations. The Company generally enters into fixed-price agreements with its customers which outline the terms of the business relationship between the customer and the Company. Additionally, the Company may receive purchase orders from customers or enter into statements of work that indicate pricing, performance and delivery obligations, progress payments (if any) and the timing for each transaction. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of the consideration is probable. At contract inception, the Company also evaluates prior incomplete contracts to determine whether the contract with the customer should be combined and accounted for as a single contract with any prior contract.

2.
Identify the performance obligations in the contract
. The promises within each contract for customization design services may vary depending on the customer requirements; however, those contracts contain promises which generally include (i) custom battery design to conform with customer’s requirements, (ii) design progress reporting, (iii) development of preliminary batteries, (iv) testing of battery design and performance, and (v) delivery of final battery prototypes that meet pre-defined
customer specifications along with test results of the delivered batteries. Those promises are generally inputs to a combined output to deliver a single final prototype battery and are accounted for as a single performance obligation. Contracts for standard batteries for commercial sales are generally ready-made with no customization. Within these contracts, each battery is a distinct performance obligation.

3.
Determine the transaction price
. Payment terms for the Company’s development contracts are generally based on the achievement of defined milestones. Since revenue is generally recognized at the point in time when control transfers to the customer upon final delivery of prototype battery or completion of the service at the end of the contract as discussed below in Step 5, Recognize revenue when, or as, a performance obligation is satisfied, the variable consideration is not considered to be constrained at the inception of the contract and the transaction price equals the cumulative payments to which the Company is entitled to at the end of the contract. The Company elected to use the practical expedient to disregard the effect of the time value of money in a significant financing component when its payment terms are less than one year. In cases when there is a period of more than one year, the Company only adjusts the transaction price when the financing component is significant and beyond the mitigating effect of the progress payments.

4.
Allocate the transaction price to the performance obligations in the contract
. The transaction price is allocated to the performance obligations. The Company’s revenue contracts contain a single performance obligation; therefore, allocation is not necessary.

5.
Recognize revenue when, or as, a performance obligation is satisfied
. Under the Company’s customized design services arrangements, control generally transfers upon the completion of the battery design and delivery of the final prototype batteries. For follow-on
orders and standalone sales of battery products to customers, control generally transfers upon shipment of the product. In some instances, customers may request that the Company bill them for a product but the Company retains physical possession of the product until later delivery, commonly known as
“bill-and-hold”
arrangements. The Company has a customer that has requested an arrangement whereby the Company may store finished product until the customer’s employees arrive at a specific site for a customer flight test. The finished products for such customer are stored in a storage area that are identified separately as belonging to such customer and are ready for immediate shipment upon the customer’s request. Additionally, title and risk of loss has passed to the customer. As such, the Company does not have the ability to use the finished products or direct them to other customers. In these
“bill-and-hold”
arrangements, the Company recognizes revenue when the product is identified separately as belonging to the customer and the product is ready for delivery to the customer.
Grant Revenue
The Company receives payments from the U.S. federal government under a nonrefundable expense reimbursement grant in support of its product development programs. Expense reimbursement grants entitle the Company to claim from a government entity reimbursement of certain qualified expenses incurred to date. The nature and amount of such expenses are determined by each respective grant.
The Company has concluded that government grants received are outside the scope of ASC Topic 606 because such grants do not involve a reciprocal transfer in which each party receives and sacrifices approximately commensurate value. Therefore, the grants meet the definition of a contribution and are non-exchange
transactions.
In absence of explicit US GAAP guidance on contributions received by business entities, the Company made a policy decision to apply by analogy recognition and measurement guidance in International Accounting Standard 20,
Accounting for Government Grants and Disclosure of Government Assistance
. Under this approach the Company recognizes grants at fair value only when there is reasonable assurance that the Company will comply with the conditions attaching to them, and that the grants will be received. The Company recognizes as revenue the amounts received or receivable from expense reimbursement grants to the extent, and in the period in which, the qualifying costs have been incurred.
Accounts Receivable
Accounts receivable are recorded at the invoiced amount less any estimated allowance for doubtful accounts. An allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts by considering the age of outstanding invoices and the collection history of the customer, as well as an evaluation of potential risk of loss. A receivable deemed to be uncollectible is written off against a previously established allowance and recoveries are recognized when the cash is received. The Company does not accrue interest on past due balances and requires no collateral. The Company has not experienced any significant losses from accounts receivable. The Company had no allowance for doubtful accounts as of December 31, 2022 and 2021.
Inventories
Inventories, which consist of raw materials,
work-in-process
and finished goods, are stated at the lower of cost or net realizable value. Cost is determined using the first-in-first-out
method. Net realizable value is determined based upon the estimated selling price of the inventory in the ordinary course of business less reasonably predictable costs of completion or disposal and transportation. The cost of raw materials, work-in-process
and finished goods generally exceeds their respective realizable value. When an inventory is adjusted to its net realizable value, a new cost basis is established and such cost is not adjusted for any potential recovery or increase in cost. Obsolete inventories are written off to cost of goods sold.

Property, Plant and Equipment, Net
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation
and
amortization are computed using the straight-line method over the estimated useful lives of the respective assets as shown below.

Pilot production equipment	4 to 7 years
Lab equipment	4 years
Furniture, fixtures and other equipment	3 to 5 years
Leasehold improvements	Lesser of their useful lives or the term of the lease
Custom assets that are being constructed are recorded as construction in progress. Depreciation for those assets begins when the construction is completed and the assets are ready for their intended use.
Expenditures for repairs and maintenance are expensed as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of operations.
Impairment of Long-Lived Assets
The Company reviews the valuation of long-lived assets, which consisted mainly of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of long-lived assets or asset groups is calculated based on the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined using the estimated cash flows discounted at a rate commensurate with the risk involved. Based on management’s assessment, there were no impairment losses recorded during the years ended December 31, 2022 and 2021.
Leases
The Company determines if an arrangement is a lease, or contains a lease, by evaluating whether there is an identified asset and whether the Company controls the use of the identified asset throughout the period of use. The Company determines the classification of the lease, whether operating or finance lease, at the lease commencement date, which is the date the Company obtains control of the leased asset.
The Company recognizes the
right-of-use
(“ROU”) assets and lease liabilities on the lease commencement date based upon the present value of the fixed lease payments over the non-cancelable
lease term, unless it is reasonably certain that any renewal or termination option will be exercised. Variable costs, such as common area maintenance fees, property insurance and property taxes, are not included in the measurement of the ROU assets and lease liabilities, but are expensed as incurred. As the implicit rate of the leases is not determinable, the Company uses an incremental borrowing rate in determining the present value of the lease payments. The Company does not recognize ROU assets on lease arrangements with a term of 12 months or less. Lease expense for such arrangements is recognized on a straight-line basis over the term of the lease. The Company accounts for lease components and non-lease
components as a single lease component. Modifications are assessed to determine whether incremental differences result in new contract terms and accounted for as a new lease or whether the additional right of use should be included in the original lease and continue to be accounted with the remaining ROU asset.
Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset
result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right-of-use asset
results in front-loaded expense over the lease term.

Warranty Liability
The Company warrants that battery cells sold to customers will meet the published or agreed upon specification. Battery cells that do not meet specification are replaced at no charge to the customer. The Company had no significant warranty claims based on its historical experience. In addition, the Company is not aware of pending warranty claims or returns of battery cells from customers as of December 31, 2022. Based on management’s assessment, the Company had not recorded a warranty liability as of December 31, 2022 and 2021.
Loss Contingencies
In the normal course of business, the Company may be involved in claims and legal proceedings. The Company records a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Legal costs associated with these loss contingencies are expensed as incurred.
Deferred Costs
Certain costs, which consist primarily of payroll-related costs, are initially deferred when (i) the costs relate directly to a customer contract, (ii) generate or enhance resources of the Company that will be used in satisfying future performance obligations, and (iii) are expected to be recovered. If these three criteria are not met, the costs are expensed into cost of revenue in the period incurred. Deferred costs are recognized as cost of revenues in the period when the related revenue is recognized, except when such costs incurred are in excess of the amount expected to be recoverable, in which case they are expensed as incurred into cost of revenues. The recoverable amount equals the total of the amount of consideration that the Company expects to receive in the future and that the Company has received but has not recognized as revenue, in exchange for the goods or services to which the asset relates, less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.
Cost of Revenues
Cost of revenue, which includes the cost of finished goods sold and the cost of customization development services, consist mainly of the costs of raw materials, labor costs, and the allocation of overhead costs incurred in producing batteries or performing the customization work. Labor costs consist of personnel-related expenses such as salaries, employee benefits and stock-based compensation expense. Overhead costs consist primarily of utilities, rent, depreciation expense and other facilities-related costs. Costs related to batteries and design services are recognized in the same period as the associated revenue.
Research and Development Costs
Research and development (“R&D”) costs are expensed as incurred. These costs consist mainly of personnel-related costs such as salaries, employee benefits and stock-based compensation expense of R&D personnel, outside contractors, materials, R&D equipment, and allocation of overhead costs, which include utilities, rent, depreciation expense and other facilities-related costs. R&D costs relate to the conceptual formulation and design of preproduction experimental prototypes and models, including the cost of equipment and material for which there is no alternative future use.
Advertising Costs
Advertising costs, which were not material during the years ended December 31, 2022 and 2021, are expensed as incurred.

Stock-Based Compensation
Amprius Holdings, a major shareholder, granted certain of its employees, directors and contract workers stock-based awards under its Equity Incentive Plan (“Amprius Holdings Plan”). When the Company was formed, certain employees and contract workers of Amprius Holdings were transferred, or provided services, to the Company. The stock-based compensation costs associated with the outstanding stock-based awards granted to those employees and contract workers were recorded by the Company with a corresponding increase in additional paid-in
capital.
In 2016, the Company adopted the 2016 Equity Incentive Plan (“2016 Plan”), which was separate from the Amprius Holdings Plan. The Company granted stock-based awards under the 2016 Plan to certain employees, directors and contract workers of Amprius Holdings who provided services to the Company. The stock-based compensation costs associated with those awards were recorded by the Company. In September 2022, the Company adopted the 2022 Equity Incentive Plan (“2022 Plan”) and terminated the 2016 Plan.
The Company measures stock-based compensation for stock options at fair value on the date of grant using the Black-Scholes option-pricing model. The Company measures stock-based compensation for restricted stock units (“RSUs”) based on the closing price of the Company’s stock. The Company recognizes stock-based compensation expense on a straight-line basis over the period from the date of the grant to the date the award is fully vested, which is generally four years. The Company has elected to account for forfeitures as they occur.
The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock option awards. These assumptions include:

•
Expected Term — The expected term of stock options represents the period that the Company’s stock-based awards are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term, the expected term has been derived based on the simplified method for awards that qualify as plain-vanilla options.

•
Expected Volatility — Since the Company did not have trading history for its common stock, the Company estimated volatility for option grants through December 31, 2022 by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term.

•
Risk-Free Interest Rate — The Company bases the risk-free interest rate on the implied yield available on the U.S. Treasury zero coupon issues with a remaining term equivalent to the expected term of the option.

•	Expected Dividend — The Company has not paid dividends and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.
The Black-Scholes option-pricing model also requires input on the fair value of the underlying common stock. There is no public market for Amprius Holdings’ common stock and prior to the Business Combination, there was no public market for Legacy Amprius’ common stock. As such, the fair value of the shares of common stock underlying stock option grants had been determined by the Company’s board of directors at the time of grant by considering a number of objective and subjective factors including important developments in the Company’s operations, valuations performed by an independent third party, the rights, preferences, and privileges of Amprius Holdings’ preferred securities as compared to those of Legacy Amprius’ and Amprius Holdings’ common stock, including liquidation preferences of Amprius Holdings’ preferred stock, the Company’s stage of development and financial position, the market conditions affecting the industry, the stock price performance and volatility of comparable public companies, and the likelihood of achieving a liquidity event, among other factors. The third-party valuations were performed in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide,
 Valuation of Privately-Held-Company Equity Securities Issued as Compensation
 (the “Practice Aid”). The Practice Aid identifies various available methods for allocating the enterprise value across classes of capital stock in determining the fair value of the Company’s common stock at each valuation date. The valuations for Amprius Holdings’ common stock were prepared using the Option Pricing Method (“OPM”), and the valuations for Legacy Amprius’ common stock were prepared using the probability-weighed expected return method (“PWERM”), both of which used market approaches to estimate the Company’s enterprise value. PWERM is a hybrid method where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.
After the Business Combination, the fair value of the shares of common stock underlying stock option grants is determined based on the closing price of the Company’s stock.
Common Stock Warrants
The Company has freestanding common stock warrants, which are classified as equity in accordance with the applicable guidance in ASC
815-40,
Derivatives and Hedging - Contracts in Entity’s Own Equity
. Accordingly, a freestanding instrument, such as a stock warrant, is classified as equity when (i) the instrument is considered indexed to an entity’s own stock and (ii) when certain criteria for equity classification are met.
When assessing whether the Company’s stock warrants are indexed to its own stock, the Company evaluated the stock warrants’ exercise contingencies and adjustment features. The stock warrants’ exercise contingencies, which are not based on observable market or index, include restriction to exercise a portion of the stock warrants if the holder exceeds specified beneficial ownership limitations and the holder being required to exercise the stock warrants in the event of a reorganization or a warrant redemption. Since the exercise contingencies are not based on observable market or index, the stock warrants were not precluded from being considered indexed to the Company’s own stock. In addition, the stock warrants’ adjustment features, such as a change in exercise price in the event of a stock split or stock dividend and a downward adjustment on the exercise price at the Company’s discretion, did not preclude the stock warrants from being considered indexed to the Company’s own stock.
The Company also evaluated other provisions in the warrant agreement, such as the share-settlement provision and the replacement of the instrument in the event of a reorganization, and determined that those provisions do not preclude the stock warrants from being classified as equity.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740,
Income Taxes
. Deferred tax balances are recognized for the estimated future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are also recognized for temporary differences that arise from net operating losses and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax balances of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to
be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense.
Concurrent with the execution of the Business Combination Agreement, the Company and Amprius Holdings entered into a Tax Sharing Agreement which provides that with respect to any U.S. federal consolidated group of which Amprius Holdings and the Company are members, Amprius Holdings will be responsible for and will indemnify the Company for the tax liability of such group. In addition, Amprius Holdings will be responsible for and will indemnify the Company for state taxes of any consolidated, combined or unitary tax group for state tax purposes that includes Amprius Holdings and the Company. The Tax Sharing Agreement also provides that Amprius Holdings will generally control any tax returns and any tax audits or other proceedings for the taxes addressed by the Tax Sharing Agreement. The Tax Sharing Agreement did not have a material impact and is not expected to have a material impact on the Company’s future results of operations.
Prior to the Business Combination, any income taxes in the Company’s financial statements have been allocated in a manner that is systematic, rational and consistent. The Company’s results of operations had historically been included in Amprius Holdings’ combined U.S. income tax returns. Since the Company and Amprius Holdings were members of a consolidated group for federal and state income tax purposes prior to the Business Combination, the net operating loss carryover of the consolidated group would be available to be utilized by either the Company or other members for periods prior to the Business Combination.
Since the Company did not file separate income tax returns from Amprius Holdings, payments to certain tax authorities may have been made directly by Amprius Holdings, and not by the Company. For tax jurisdictions where the Company was included with Amprius Holdings’ consolidated tax filings, the Company did not recognize a tax payable to or from Amprius Holdings, and the payments of taxes were deemed to be settled immediately with the legal entities paying for the taxes in the respective tax jurisdictions.
Net Loss Per Share
Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the sum of the weighted-average number of shares of common stock outstanding and potentially dilutive securities during the period. Potentially dilutive securities include shares issuable upon the exercise of stock options, vesting of RSUs and exercise of common stock warrants; however, these have been excluded from the diluted net loss per share calculation because their effect were anti-dilutive given the net loss of the Company. Therefore, the basic and diluted net loss per share of common stock for all periods presented were the same.
Recently Adopted Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2016-02,
Leases,
and subsequent amendments to the initial guidance: ASU
2017-13,
ASU 2018-10,
ASU 2018-11,
ASU
2018-20
and ASU
2019-01
(collectively, “Topic 842”). Under Topic 842, lessees are required to recognize leases on their balance sheet as an ROU asset and a lease liability. In addition,

lessees are required to classify leases as either operating or finance leases, with classification affecting the pattern and classification of expense recognition in the statement of operations.
The Company adopted Topic 842 using the modified retrospective method effective January 1, 2022. Under this approach, the Company is not required to restate or disclose the effects of applying Topic 842 for comparative periods. Upon adoption of Topic 842, the Company has elected to apply the package of practical expedients of not reassessing the following: (i) whether any expired or existing contracts are, or contain, leases, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any existing leases. In addition, the Company elected to apply the following policies: (i) lease arrangements with a term of 12 months or less will not be recognized as ROU assets and lease liabilities, and
(ii) non-lease
components shall not be separated from the lease components, but instead accounted for as a single lease component.
The Company had a single lease of a real estate asset, which includes the Company’s headquarters, research and development facilities, and manufacturing facilities on the date of adoption of Topic 842. Upon adoption of Topic 842, the lease continued to be classified as an operating lease and the Company recognized the following on January 1, 2022:

•
Operating lease liabilities of $3.3 million, which represented the present value of the lease payments over the remaining noncancellable lease term and the expected renewal period, discounted using the Company’s incremental borrowing rate of 7.9%;

•	Operating lease ROU assets of $3.1 million, which represented the operating lease liabilities of $3.3 million, adjusted for deferred rent of $240 thousand and prepaid rent of $43 thousand; and

•	Adjustment to accumulated deficit of $154 thousand.
The adoption of Topic 842 did not have any other impact on the Company’s balance sheet, results of operations and cash flows as of and during the year ended December 31, 2022.
In November 2021, the FASB issued ASU
2021-10,
Government Assistance
(Topic 832),
Disclosures by Business Entities About Government Assistance
, which requires business entities to provide disclosures on material government transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The Company adopted this ASU on January 1, 2022.
Accounting
Pro
nouncements Not Yet Adopted
In November 2019, the FASB issued ASU
2019-10,
Financial Instruments – Credit Losses
(Topic 326),
Effective Dates
(“ASU
2019-10”),
which amends the transition and effective date of accounting for credit losses under Topic 326 to years beginning after December 15, 2022, with early adoption permitted. Topic 326 requires that credit losses on financial assets, such as trade and other receivables and available-for-sale
debt securities, be recognized as allowance for credit losses. Credit losses on trade and other receivables will reflect the current estimate of the expected credit losses that generally will result in the earlier recognition of allowances for losses. Credit losses on available-for-sale
debt securities with unrealized losses will be recognized as allowances for credit losses limited to the amount by which fair value is below amortized cost. In addition, ASU
2019-10
added a provision to allow an entity to irrevocably elect the fair value option in accordance with Subtopic
825-10
for financial instruments within the scope of Subtopic
326-20,
except for held to maturity debt securities. The Company has trade and other receivables, but has no investment in debt securities. The Company is currently evaluating the impact of Topic 326 on its financial statements.

Note 3. Business Combination
On September 14, 2022, the Company completed the Business Combination, discussed further in Note 1, which was treated as a reverse recapitalization. The effects of the Business Combination include the following:

•
the Company’s certificate of incorporation was amended and restated to, among other things, authorize the issuance of 1,000,000,000 shares, of which 950,000,000 shares are designated as common stock, $0.0001 par value per share, and 50,000,000 shares are designated as preferred stock, $0.0001 par value per share;

•
all outstanding shares of Legacy Amprius’ common stock were exchanged for a number of the Company’s common stock equal to the number of Legacy Amprius’ shares multiplied by the Exchange Ratio of approximately 1.45590, or for an aggregate of 65,776,550 shares of the Company’s common stock; and

•
Each option to purchase Legacy Amprius’ common stock (a “Legacy Amprius Option”), whether vested or unvested, was converted into an option to purchase a number of the Company’s common stock (an “Option”), subject to substantially the same terms and conditions as were applicable prior to the merger, equal to the product of the number of shares of Legacy Amprius’ common stock subject to such Legacy Amprius Option immediately prior to the closing and the Exchange Ratio, at an exercise price per share calculated by dividing the exercise price per share of such Legacy Amprius Option immediately prior to the Business Combination by the Exchange Ratio. At Closing Date, the Legacy Amprius Options were converted to Options to receive an aggregate of 14,223,410 shares of common stock, of which 6,664,919 shares remained subject to vesting obligations.

Immediately prior to the closing of the Business Combination, a number of investors (the “PIPE Investors”) purchased from the Company an aggregate of 2,052,500 PIPE units at a price of $10.00 per share (such transaction, the “PIPE”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into with the PIPE Investors. Each PIPE unit consists of (i) one share of common stock and (ii) one warrant (each, a “PIPE Warrant”) to purchase one share of common stock. The exercise price of each PIPE Warrant is $12.50 per share. The Company may be able to redeem the PIPE Warrants if the price per share of the Company’s common stock equals or exceeds $20.00 per share for at least 20 trading days during a period of 30 consecutive trading days prior to the redemption date.
The Company’s outstanding shares of common stock immediately after giving effect to the Business Combination and the PIPE totaled 84,168,916 shares.
The Company received net proceeds from the Business Combination and the PIPE totaling $70.9 million, after deducting transaction and issuance costs. Transaction costs paid by the Company, which consisted of direct and incremental costs, such as legal, consulting and advisory fees incurred in connection with the Business Combination, totaled $6.9 million during the year ended December 31, 2022. These costs were classified as a reduction of additional paid-in
capital in the accompanying consolidated balance sheet.
Note 4. Revenue
Disaggregation of Revenue
Revenue from customers consists mainly of customized design services arrangements and sale of battery products. Revenue from customized design services arrangements, which may include a requirement to achieve certain agreed upon milestones, is recognized when the battery design is completed and the final prototype batteries are delivered. Revenue from sale of battery products is recognized upon shipment. The Company disaggregates its revenue from customers by the type of arrangement, either as customization design services or as sale of battery products, as this depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The table below shows the composition of revenue from customers, as disaggregated by type of arrangement in accordance with Topic 606, and other revenue from government grants accounted for using the analogy from IAS 20 (in thousands).

	Year ended December 31,
	2022	2021
Revenue from contract with customers:
Customized design services	$1,836	$1,621
Sale of batteries	2,346	1,151

Total revenue from contract with customers	4,182	2,772
Other revenue – government grant	227	—

Total revenue	$4,409	$2,772

Revenue from sale of batteries includes
bill-and-hold
arrangements, which amounted to $768 thousand and $670 thousand during the years ended December 31, 2022 and 2021, respectively.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in the recognition of accounts receivable, contract assets and contract liabilities.
Accounts receivable is the Company’s right to consideration that is unconditional, and include amounts that are unbilled at the end of the period that are expected to be billed and collected within a
12-month
period. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The opening balance of accounts receivable as of January 1, 2021 was $348 thousand. As of December 31, 2022 and 2021, the accounts receivable balance was $686 thousand and $262 thousand, respectively. Unbilled accounts receivable, included in the accounts receivable, was $77 thousand as of December 31, 2022 and none as of December 31, 2021.
Contract assets relate to rights to consideration that is conditional upon factors other than the passage of time. There were no contract assets in the accompanying consolidated balance sheets as of December 31, 2022 and 2021 and January 1, 2021.
Contract liabilities consist primarily of deferred revenue, which is the amount of progress payments received or billed in advance of revenue recognition. Deferred revenue is subsequently recognized as revenue when the performance obligation is satisfied. The Company’s contracts with customers are generally billed based on pre-defined milestones
stipulated in the contract. The opening balance of deferred revenue as of January 1, 2021 was $1.7 million. As of December 31, 2022 and 2021, the total deferred revenue was $3.4 million and $2.9 million, respectively. Deferred revenue is classified as either short-term or long term when the performance obligation is estimated to be satisfied within twelve months or more than twelve months, respectively, following the balance sheet date. During the years ended December 31, 2022 and 2021, revenue recognized from the prior year deferred revenue balance was $1.7 million and $0.6 million, respectively.
Remaining Performance Obligations
The Company has performance obligations associated with commitments in customer contracts for future services that have not yet been recognized as revenue. As of December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that were unsatisfied or partially unsatisfied, including deferred revenue, was approximately $10.1 million. Given the applicable contract terms, approximately $6.2 million is expected to be recognized as revenue within one year and approximately $3.9 million is expected to be recognized between two to five years. This amount does not include contracts to which the customer is not committed. The estimated timing of the recognition of remaining unsatisfied performance obligations is subject to change and is affected by changes to scope, changes in timing of delivery of products and services, or contract modifications.
Deferred Costs
Deferred costs, which consist primarily of capitalized payroll-related costs to fulfill obligations under customer contracts, totaled $2.3 million and $1.9 million as of December 31, 2022 and 2021, respectively. The amortization of deferred costs, which is included in cost of revenue in the accompanying consolidated statements of operations, was $1.6 million and $0.5 million during the years ended December 31, 2022 and 2021, respectively.
The Company evaluates deferred costs for impairment and recognizes any impairment loss in cost of revenues. During the years ended December 31, 2022 and 2021, cost of revenues includes costs incurred on certain customized design service contracts that were in excess of the amount expected to be recovered.
Grant Revenue
In September 2022, the U.S. DOE’s Advanced Manufacturing Office awarded the Company a grant totaling $1.0 million for the Company to use in further maturing its process for manufacturing nanowire-based silicon anodes. The grant will be paid over a period of two years, subject to the terms and conditions of the award. The Company recognized $227 thousand of grant revenue during the year ended December 31, 2022 and presented the amount as part of revenue on the accompanying consolidated statement of operations.
Note 5. Inventory
Inventory consisted of the following (in thousands):

	December 31,
	2022	2021
Raw material	$180	$231
Work in process	218	14
Finished goods	102	255

Inventory	$500	$500

Note 6. Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following (in thousands):

	December 31,
	2022	2021
Pilot production equipment	$4,488	$4,041
Lab equipment	2,304	2,287
Leasehold improvements	3,525	3,439
Furniture, fixtures and other equipment	206	242
Construction in progress	957	—

Property, plant and equipment, at cost	11,480	10,009
Less: accumulated depreciation and amortization	(7,244)	(5,799)

Property, plant and equipment, net	$4,236	$4,210

Construction in progress consisted primarily of pilot production and other equipment that have not been placed in service as of December 31, 2022.
Depreciation and amortization expense was $1.5 million and $1.4 million during the years ended December 31, 2022 and 2021, respectively.
Note 7. Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Accrued compensation and benefits	$1,840	$1,066
Accrued professional fees	481	18
Accrued financing costs	194	—
Accrued tax payable	106	145
Deferred rent	—	87
Other	87	130

Total accrued and other current liabilities	$2,708	$1,446

Note 8. Note Payable
In May 2020, the Company received a loan through the Paycheck Protection Program (“PPP”) of the U.S. Small Business Administration (“SBA”) under the CARES Act for an aggregate principal amount of $0.7 million (the “PPP loan”). In June 2021, SBA approved the Company’s loan forgiveness application for the entire balance of the PPP loan, including accrued interest. The Company recorded a gain on forgiveness of the PPP loan of $0.7 million during year ended December 31, 2021.
Note 9. Stockholders’ Equity
Common and Preferred Stock
As of December 31, 2022, the Company was authorized to issue 1,000,000,000 shares of stock, of which 950,000,000 shares are designated as common stock, $0.0001 par value per share, and 50,000,000 shares are designated as preferred stock, $0.0001 par value per share. Holders of common stock are entitled to one vote for each share held and entitled to receive dividends when and if declared by the board of directors. The Company has not declared any dividends through and as of December 31, 2022.
Equity Incentive Plans
The Company adopted the 2022 Equity Incentive Plan (“2022 Plan”) effective September 14, 2022. The 2022 Plan authorizes awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, or performance awards and may be granted to directors, employees or consultants. The Company initially reserved a total of 9,900,000 shares of the Company’s common stock for issuance under the 2022 Plan, subject to the adjustment provisions and the evergreen provisions contained in the 2022 Plan. In addition, the shares reserved for issuance under the 2022 Plan include any assumed awards that, on or after the closing of the Business Combination, were cancelled, expired or otherwise terminated without having been exercised in full, were tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or were forfeited to or repurchased by the Company due to failure to vest (provided that the maximum number of shares that may be added to the 2022 Plan is 15,000,000 shares). The number of shares available for issuance under the 2022 Plan will be increased annually beginning January 1, 2023 equal to the lesser of (i) 30,000,000 shares, (ii) 5% of the total number of shares of common stock outstanding as of the last day of the immediately preceding fiscal year, or (iii) as may be determined by the Plan administrator. As of December 31, 2022, a total of 9,722,507 shares of common stock were reserved for issuance under the 2022 Plan.
Prior to the Business Combination, the Company maintained the 2016 Equity Incentive Plan (“2016 Plan”), which was adopted effective December 1, 2017. The 2016 Plan was terminated concurrently with the adoption of the 2022 Plan. As a result, no additional awards will be granted under the 2016 Plan. However, the 2016 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan.
The 2022 Plan and 2016 Plan are collectively referred to as the “Equity Incentive Plans.”
Stock Options
Stock options granted under the Equity Incentive Plans provided for an exercise price not less than 100% of the fair value at the grant date, unless the optionee is a 10% stockholder, in which case the option price would not be less than 110% of such fair market value. Options granted generally have a maximum term of 10 years from grant date or 90 days from the termination of the optionee, are exercisable upon vesting unless otherwise designated for early exercise by the Board of Directors at the time of grant, and generally vest over a period of four years.
A summary of option activity under the Equity Incentive Plans as of December 31, 2022, and changes during the year ended December 31, 2022, is as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in Years)	Average Intrinsic Value (in Thousands)
Outstanding at January 1, 2022	10,372,865	$0.85	5.9	$16,208
Granted	3,875,412	$2.63
Exercised	(146,794)	$0.31
Expired/Forfeited	(27,609)	$2.03

Outstanding at December 31, 2022	14,073,874	$1.35	6.1	$92,629

Vested and exercisable at December 31, 2022	7,927,465	$0.64	3.9	$57,752

Vested and expected to vest at December 31, 2022	14,073,874	$1.35	6.1	$92,629

The weighted-average grant date fair value of options granted under the Equity Incentive Plans during the years ended December 31, 2022 and 2021 was $1.68 and $1.14 per share, respectively. The fair value of options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2022	2021
Dividend yield	—%	—%
Expected volatility	59.2%	51.8%
Expected term (in years)	6.2	5.9
Risk-free rate	2.7%	1.1%

The total intrinsic value of options exercised during the years ended December 31, 2022 and 2021 was $1.2 million and $54 thousand, respectively. The fair value of options vested during the years ended December 31, 2022 and 2021 was $2.2 million and $0.9 million, respectively.
As of December 31, 2022, there was approximately $8.6 million of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of 3.1 years.
Restricted Stock Units (“RSUs”)
The fair value of RSUs is determined based upon the market closing price of the Company’s common stock on the date of grant. RSUs generally vest over a period of approximately 4 years from the date of grant, subject to the continued employment or services of the grantee.
A summary of RSU activity under the Equity Incentive Plans as of December 31, 2022, and changes during the year ended December 31, 2022, is as follow:

	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding at January 1, 2022	—	—
Granted	185,000	$10.40
Vested	—	—
Expired/Forfeited	—	—

Outstanding at December 31, 2022	185,000	$10.40

As of December 31, 2022, the total unrecognized stock-based compensation expense related to the unvested RSUs was approximately $1.9 million, which the Company expects to recognize over a weighted-average period of 4.0 years.
Amprius Holdings Equity Incentive Plan
Under the Amprius Holdings Plan, Amprius Holdings granted certain of its employees, directors and contract workers stock-based awards under such plan. When the Company was formed, certain employees, directors and contract workers of Amprius Holdings were transferred, or provided services, to the Company. As a result, the stock-based compensation costs associated with the outstanding stock-based awards granted to those employees, directors and contract workers were recorded by the Company from the date of their transfer to the Company up to the remaining vesting period of their outstanding awards, with a corresponding increase in additional paid-in
capital. The stock option grants under the Amprius Holdings Plan expire 10 years from the date of grant or 90 days from the termination of the optionee, vest over a period of two to four years, and are exercisable for shares of Amprius Holdings’ common stock.
Amprius Holdings has not granted stock options under the Amprius Holdings Plan to its employees or contractors who continued to provide services to the Company during the year ended December 31, 2022. Additionally, there were no stock options attributable to those employees and contractors of Amprius Holdings that were transferred or continued to provide services to the Company that were exercised or forfeited during the year ended December 31, 2022.
The fair value of options granted under the Amprius Holdings Plan during the year ended December 31, 2021 was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: (i) divided yield of 0%, (ii) expected volatility of 52.2%, (iii) expected term of 5.0 years and (iv) risk free rate of 1.2%.

The weighted-average grant-date fair value of options granted under the Amprius Holdings Plan during the year ended December 31, 2021 was $2.50 per share. The total intrinsic value of stock options exercised under the Amprius Holdings Plan was $28 thousand during the year ended December 31, 2021. The fair value of options vested during the years ended December 31, 2022 and 2021 was $424 thousand and $273 thousand, respectively.
As of December 31, 2022, there was approximately $16 thousand of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of approximately 1.3 years.
Employee Stock Purchase Plan
(
“ESPP”)
The Company adopted the ESPP effective September 14, 2022. Under the ESPP, the Company’s maximum number of shares available for issuance is 990,000 shares of common stock, which number may be increased annually beginning January 1, 2023, subject to certain limitations under the ESPP. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986 (as amended) and will provide eligible employees an opportunity to purchase the Company’s common stock at a discount through payroll deductions. Under the ESPP, the Company may specify offering periods, provided that no offering period will have a duration exceeding 27 months. The purchase price per share is equal to 85% of the fair market value of a share of the Company’s common stock on the (i) offering date or (ii) purchase date, whichever is lower. The Company has not established an offering under the ESPP as of December 31, 2022.
Executive Incentive Compensation Plan
On September 14, 2022, the Company’s board of directors approved the Company’s Executive Incentive Compensation Plan, which will allow the Company to grant incentive awards to certain executive employees, generally payable in cash, based upon achieving specified goals. The Company has the right to settle the award by granting an equity award, which may be subject to vesting conditions. All awards under the Executive Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to applicable laws. As of December 31, 2022, there were no grants under the Executive Incentive Compensation Plan.
Stock Warrants
Outstanding stock warrants consisted of the following as of December 31, 2022:

	Number of Warrants	Exercise Price Per Share	Expiration Date
Public warrants	29,268,336	$11.50	September 14, 2027
Private warrants	16,400,000	$11.50	September 14, 2027
PIPE warrants	2,052,500	$12.50	September 14, 2027

	47,720,836

Holders of the Public Warrants and Private Warrants are entitled to purchase one share of the Company’s common stock at a price of $11.50 per share subject to adjustment pursuant to the Warrant Agreement, dated as of March 1, 2022. The Public Warrants are listed on the NYSE and are redeemable by the Company when the price per share of the Company’s common stock equals or exceeds $18.00 per share for at least 20 trading days during a period of 30 consecutive trading days prior to the redemption date. The Private Warrants are not listed on any securities exchange and not redeemable by the Company.
The PIPE Warrants are substantially identical to the Public Warrants, except that the exercise price of each PIPE Warrant is $12.50 per share. In addition, the Company may only be able to redeem the PIPE Warrants if the price per share of the Company’s common stock equals or exceeds $20.00 per share for at least 20 trading days during a period of 30 consecutive trading days prior to the redemption date. The PIPE Warrants are also not listed on any securities exchange.
The warrants described above are classified as equity in accordance with the guidance under ASC
815-40,
Derivatives and Hedging–Contracts in Entity’s Own Equity
. Equity-classified contracts, such as stock warrants, are initially measured at fair value or allocated value. Any subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.
Common Stock Purchase Agreement
On September 27, 2022, the Company entered into a Purchase Agreement with BRPC II, pursuant to which the Company, at its option, has the right to sell to BRPC II up to $
200.0
 million of its common stock from time to time until January 1, 2025. The purchase price will be determined by reference to the volume weighted average price of the Company’s common stock (as defined in the Purchase Agreement), less a discount of
3
%. The Company cannot issue to BRPC II more than
19.99
% of the aggregate number of shares of the common stock issued and outstanding immediately prior to the execution of the Purchase Agreement, except in limited circumstances. Proceeds from the sale of the Company’s common stock to BRPC II will depend upon the frequency and the market price of the Company’s common stock on the date of sale.
The Company issued 84,793 shares of common stock to BRPC II upon execution of the Purchase Agreement as consideration for BRPC II’s commitment to purchase shares of the Company’s common stock. The Company incurred a total of $0.6 million in costs related to the execution of the Purchase Agreement and the issuance of the initial commitment shares during the year ended December 31, 2022 and such amount is initially recorded as deferred stock issuance costs included in other assets in the accompanying consolidated balance sheet as of December 31, 2022. Such deferred stock issuance cost will be charged proportionally against the gross proceeds of future shares issued to BRPC II based upon the total estimated funds the Company expect to raise under the Purchase Agreement. There were no other shares issued under the Purchase Agreement as of December 31, 2022.
Stock-Based Compensation
Stock-based compensation from stock options and RSUs under the Equity Incentive Plans and stock-based compensation from stock options under the Amprius Holdings Plan that were recorded by the Company were included in the following lines in the accompanying consolidated statements of operations during the periods presented (in thousands):

	Years ended December 31,
	2022	2021
Cost of revenue	$516	$693
Research and development	27	233
Selling, general and administrative	2,166	1,547

Total stock-based compensation	$2,709	$2,473

Note 10. Income Taxes
Prior to the Business Combination, the Company did not file separate income tax returns as they were included in the consolidated income tax returns of Amprius Holdings. As a result, the Company’s provision for income taxes prior to the Business Combination was determined using a method consistent with a separate return basis, as if the Company was a separate taxpayer.

The components of loss before provision for income taxes were as follows (in thousands):

	Year ended December 31,
	2022	2021
Domestic	$(17,332)	$(9,896)
Foreign	—	—

Total	$(17,332)	$(9,896)

The provision for income taxes during the years ended December 31, 2022 and 2021 were not material.
The provision for income taxes differed from the amount computed by applying the federal statutory rate, which was 21.0% during the years ended December 31, 2022 and 2021, to the loss before provision for income taxes as follows (in thousands):

	Year ended December 31,
	2022	2021
Expected benefit at U.S. federal statutory tax rate	$(3,640)	$(2,078)
State tax	(764)	(707)
Change in valuation allowance	(8,858)	2,720
Deconsolidation adjustment	13,318	—
Other	(56)	65

Provision for income taxes	$—	$—

The components of deferred tax assets and deferred tax liabilities were as follows (in thousands) :

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$10,326	$17,646
Tax credits	819	1,900
Operating lease liabilities	783	—
Stock-based compensation	725	—
Accruals, reserves and other	624	757
Capitalized research and development	336	479
Valuation allowance	(12,900)	(20,697)

Total deferred tax assets	713	85

Deferred tax liabilities:
Property, plant and equipment	—	(85)
Operating lease right-of-use assets	(713)	—

Total deferred tax liabilities	(713)	(85)

Net deferred taxes	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not
that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company assesses available positive and negative evidences to estimate whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets. A significant piece of objective negative evidence is the cumulative losses incurred since inception, supported by negative subjective evidence of no expectations of future taxable income. Based on this evaluation, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The valuation allowance decreased by $7.8 million and increased by $2.7 million during the years ended December 31, 2022 and 2021, respectively.
Net operating losses (“NOL”) and tax credit carryforwards were as follows as of December 31, 2022:

	Amount (In thousands)	Expiration Years
NOL, federal (after December 31, 2017)	$33,756	Do not expire
NOL, federal (before January 1, 2018)	$3,799	2028—2037
NOL, state	$30,072	2029—2042
Tax credits, federal	$727	2034—2042
Tax credits, state	$462	Do not expire
The utilization of NOL and tax credit carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, in the event of a change in the Company’s ownership, as defined in the current income tax Regulations. Ownership changes prior to the Business Combination did not result in a limitation that will materially reduce the total amount of NOL carryforwards and credits that can be utilized. Subsequent ownership changes may affect the limitation in future years.
As a result of the Business Combination, the Company was deconsolidated from Amprius Holdings for federal and state income tax purposes. The Internal Revenue Code and related Regulations provide for a methodology for the allocation of the cumulative NOL carryovers between the Company and Amprius Holdings upon deconsolidation. Based on the methodology used, the federal and state NOL carryover
s
have been reduced by approximately $43.1 million and $40.3 million, respectively, and the federal and state R&D tax credit carryover
s
have been reduced by approximately $0.7 million and $1.0 million, respectively, during the year ended December 31, 2022.
A reconciliation of the unrecognized tax benefits is as follows (in thousands):

	December 31,
	2022	2021
Balance at beginning of year	$709	$674
Addition based on tax positions during the current year	2	35
Reduction of tax positions from prior years	(414)	—

Balance at end of year	$297	$709

The entire amount of the unrecognized tax benefits would not impact the Company’s effective tax rate if recognized and there would be no cash tax impact. The Company has elected to include interest and penalties as a component of income tax expense. During the years ended December 31, 2022 and 2021, the Company did not recognize interest and penalties related to unrecognized tax benefits. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease during the next 12 months.
Prior to the Business Combination, the Company had been included in Amprius Holdings’ consolidated income tax returns in the U.S. federal and California tax jurisdictions. For periods after the Business Combination, the Company will file income tax returns separate from Amprius Holdings. The federal and state income tax returns from inception to December 31, 2022 remain subject to examination.

Note 11. Leases
The Company had a space and facility sharing arrangement with Amprius Holdings to use the equipment owned by Amprius Holdings and the spaces leased by Amprius Holdings as its administrative and sales office, research and development lab, and production and engineering facilities. Effective May 1, 2022, Amprius Holdings assigned to the Company the office lease that covers all facilities that the Company uses in its operations. During the period from January 1, 2022 through May 1, 2022 and the year ended December 31, 2021, the Company paid Amprius
H
oldings an average monthly fee to share the facilities of $43 thousand and $42 thousand, respectively. The current lease has an expiration date of June 30, 2024, with a single option to extend the lease for 60 months that the Company determined it is reasonably certain to exercise. The Company had no leases that were classified as finance leases as of December 31, 2022.
Operating lease expense under ASC 842 during the year ended December 31, 2022 amounted to $0.6 million.
The total amount paid for amounts included in the measurement of operating lease liabilities was $0.5 million during the year ended December 31, 2022.
Future operating lease payments as of December 31, 2022 are as follows (in thousands):

Year ending December 31,	Amount
2023	$540
2024	565
2025	586
2026	604
2027	622
Thereafter	966

Gross lease payments	3,883
Less - Present value adjustments	(861)

Total operating lease liabilities	$3,022

Operating lease disclosures for the Company’s single operating lease as of December 31, 2022 were as follows:

Remaining lease term	6.5 years
Discount rate for operating lease liabilities	7.9%
Note 12. Commitments and Contingencies
From time to time, the Company may be involved in lawsuits, claims or legal proceedings that arise in the ordinary course of business. The Company accrues a contingent liability when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management believes that there are no claims against the Company for which the outcome is expected to have a material effect on the financial position, results of operations or cash flows of the Company.
Note 13. Related Party Transactions
Transactions with Amprius Holdings
The Company had a service agreement with Amprius Holdings, which was terminated upon the closing of the Business Combination on September 14, 2022. Prior to its termination, the service agreement required

Amprius Holdings to provide certain services to the Company such as administration, management service, information technology and engineering services to support the Company’s operations. The administrative costs, including stock-based compensation, incurred by Amprius Holdings up to the termination of the service agreement were allocated to the Company. The Company also previously received cash advances and capital contributions from Amprius Holdings to support the Company’s working capital requirements. Intercompany advances were forgiven and treated as capital contributions by Amprius Holdings.
The composition of the administrative costs allocated to the Company, including stock-based compensation, cash advances and contribution by Amprius Holdings, which are all treated as contributions and shown as increase in additional paid-in
capital in the accompanying consolidated statements of stockholders’ equity, were as follows during the periods presented (in thousands):

	Year ended December 31,
	2022	2021
Contributions attributed to stock-based compensation	$380	$1,473

Capital contributions consisting of:
Allocation of administrative costs	295	396
Cash	210	19,715

Total capital contributions	505	20,111

Total contributions from Amprius Holdings	$885	$21,584

The Company also had a licensing agreement with Amprius Holdings to use patents and licenses owned by Amprius Holdings. By February 2023, Amprius Holdings assigned to the Company all patents and patent applications, as well as registered trademarks and trademark applications, used by the Company in its operations under Intellectual Property Rights agreements. The transfer of intellectual property did not have any financial impact on the Company’s consolidated financial statements.
Transactions with Previous Related Parties
The Company purchased raw materials and development materials from two companies that were previously owned and controlled by Amprius Holdings. In February 2022, Amprius Holdings no longer owned and controlled these two companies. Purchases from these previous related parties, which were recorded as cost of revenue in the accompanying consolidated statements of operations, were $86 thousand and $264 thousand during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2021, the outstanding payable balance to these previous related parties was $18 thousand.
Note 14. Net Loss Per Share
The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year ended December 31,
	2022	2021
Numerator:
Net loss	$(17,332)	$(9,896)

Denominator:
Weighted-average number of common shares outstanding	71,342,720	65,764,450

Basic and diluted net loss per common share	$(0.24)	$(0.15)

The following table summarizes the outstanding shares of potentially dilutive securities that were excluded from the calculation of diluted net loss per share because their inclusion would have been anti-dilutive:

	Year ended December 31,
	2022	2021
Stock warrants	47,720,836	—
Stock options	14,073,874	10,372,865
RSUs	185,000	—

Total	61,979,710	10,372,865

Note 15. Subsequent Event
On January 4, 2023, the Company entered into an amendment to its lease agreement of its corporate headquarters located in Fremont, California. The amendment includes the lease of additional facility space in the same building and extending the lease term to end on June 30, 2027, with an option to extend for an additional five-year term. The total future lease payments, after amendment, are approximately $11.7 million, of which $1.0 million is payable in 2023.

AMPRIUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In thousands, except share and par value data)	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$64,187	$69,696
Accounts receivable	555	686
Inventories	845	500
Deferred costs	2,475	1,897
Prepaid expenses and other current assets	1,841	2,394

Total current assets	69,903	75,173
Non-current assets:
Property, plant and equipment, net	4,948	4,236
Operating lease right-of-use assets, net	7,894	2,751
Deferred costs	519	367
Other assets	684	644

Total assets	$83,948	$83,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,023	$1,028
Accrued and other current liabilities	3,665	2,708
Deferred revenue	3,135	2,660
Operating lease liabilities	1,061	521

Total current liabilities	8,884	6,917
Non-current liabilities:
Deferred revenue	902	720
Operating lease liabilities	7,127	2,501

Total liabilities	16,913	10,138

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock; $0.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.0001 par value; 950,000,000 shares authorized; 84,971,465 and 84,610,114 shares issued and outstanding at March 31, 2023 and December 31, 2022, respectively	8	8
Additional paid-in capital	169,016	165,912
Accumulated deficit	(101,989)	(92,887)

Total stockholders’ equity	67,035	73,033

Total liabilities and stockholders’ equity	$83,948	$83,171

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMPRIUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended March 31,
(In thousands, except share and per share data)	2023	2022
Revenue	$679	$2,110
Cost of revenue	4,104	3,149

Gross loss	(3,425)	(1,039)

Operating expenses:
Research and development	800	369
Selling, general and administrative	5,526	1,502

Total operating expenses	6,326	1,871

Loss from operations	(9,751)	(2,910)
Other income, net	649	32

Net loss	$(9,102)	$(2,878)

Weighted-average common shares outstanding:
Basic and diluted	84,645,097	65,774,528

Net loss per share of common stock:
Basic and diluted	$(0.11)	$(0.04)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMPRIUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

	Three months ended March 31, 2023
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
(In thousands, except share data)	Shares	Amount
Balance as of December 31, 2022	84,610,114	$8	$165,912	$(92,887)	$73,033
Issuance of common stock in connection with a stock purchase agreement, net of issuance cost	331,351	—	2,376	—	2,376
Exercise of stock options	30,000	—	2	—	2
Stock-based compensation	—	—	723	—	723
Contribution from Amprius Holdings related to stock-based compensation	—	—	3	—	3
Net loss	—	—	—	(9,102)	(9,102)

Balance as of March 31, 2023	84,971,465	$8	$169,016	$(101,989)	$67,035

	Three months ended March 31, 2022
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
(In thousands, except share data)	Shares	Amount
Balance as of December 31, 2021	45,176,145	$1	$89,258	$(75,401)	$13,858
Retroactive conversion of common stock due to Business Combination	20,595,856	6	(6)	—	—

Balance as of December 31, 2021, as adjusted	65,772,001	7	89,252	(75,401)	13,858
Cumulative effect adjustment from the adoption of ASC 842	—	—	—	(154)	(154)
Exercise of stock options	4,549	—	8	—	8
Capital contributions from Amprius Holdings	—	—	247	—	247
Stock-based compensation	—	—	350	—	350
Contribution from Amprius Holdings related to stock-based compensation	—	—	106	—	106
Net loss	—	—	—	(2,878)	(2,878)

Balance as of March 31, 2022	65,776,550	$7	$89,963	$(78,433)	$11,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMPRIUS TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31,
(In thousands)	2023	2022
Cash flows from operating activities:
Net loss	$(9,102)	$(2,878)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	726	456
Depreciation and amortization	416	358
Amortization of deferred costs	134	1,252
Non-cash operating lease expense	202	140
Changes in operating assets and liabilities:
Accounts receivable	131	(209)
Inventories	(345)	161
Deferred costs	(864)	(595)
Prepaid expenses and other current assets	553	41
Accounts payable	59	(51)
Accrued and other current liabilities	1,120	(332)
Deferred revenue	657	(1,300)
Operating lease liabilities	(179)	(86)

Net cash used in operating activities	(6,492)	(3,043)

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,140)	(34)

Net cash used in investing activities	(1,140)	(34)

Cash flows from financing activities:
Issuance of common stock in connection with a stock purchase agreement	2,389	—
Payment of financing costs in connection with a stock purchase agreement	(268)	—
Proceeds from exercise of stock options	2	8
Capital contributions from Amprius Holdings	—	247
Payment of transaction and issuance costs in connection with Business Combination and PIPE investment	—	(51)

Net cash provided by financing activities	2,123	204

Net decrease in cash, cash equivalents and restricted cash	(5,509)	(2,873)
Cash, cash equivalents and restricted cash, beginning of period	69,752	11,489

Cash, cash equivalents and restricted cash, end of period	$64,243	$8,616

Reconciliation of cash, cash equivalents and restricted cash shown on the condensed consolidated balance sheets:
Cash and cash equivalents	$64,187	$8,616
Restricted cash included in other assets	56	—

Total cash, cash equivalents and restricted cash	$64,243	$8,616

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMPRIUS TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1. Nature of Operations and Organization
Nature of Operations
Amprius Technologies, Inc. (hereafter referred to as the “Company,” “we,” “us,” or “our”) has developed, and since 2018, been in commercial production of lithium-ion
batteries for mobility applications leveraging a disruptive silicon anode. Our silicon anode technology is intended to enable batteries with higher energy density, higher power density and fast charging capabilities over a wide range of operating temperatures. Our headquarters is located in Fremont, California.
Business Combination
During fiscal year 2022, on September 14, 2022 (the “Closing Date”), we completed a business combination pursuant to the Business Combination Agreement, dated May 11, 2022 (the “Business Combination Agreement”), by and among the Company, Amprius Technologies Operating, Inc. (formerly known as Amprius Technologies, Inc. or “Legacy Amprius”), Kensington Capital Acquisition Corp. IV, and Kensington Capital Merger Sub Corp. (“Merger Sub”). Pursuant to the terms of the Business Combination Agreement, Kensington Capital Acquisition Corp. IV changed its jurisdiction of incorporation by domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which it changed its name to “Amprius Technologies, Inc.,” and a business combination between Kensington Capital Acquisition Corp. IV and Legacy Amprius was effected through the merger of Merger Sub with and into Legacy Amprius, with Legacy Amprius surviving as a wholly owned subsidiary of the Company (together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).
Unless the context otherwise provides, the “Company” refers (i) prior to the Closing Date, to Legacy Amprius and (ii) on and after the Closing Date, to Amprius Technologies, Inc. and its subsidiaries, including Legacy Amprius. Prior to the Business Combination, Kensington Capital Acquisition Corp. IV is referred to herein as “Kensington.”
The Business Combination was treated as a reverse recapitalization. Legacy Amprius was determined as the accounting acquirer and Kensington as the accounting acquiree for financial reporting purposes.
Liquidity and Capital Resources
Since our inception, we have incurred recurring losses and negative cash flows from operations. During the three months ended March 31, 2023, our net loss was $9.1 million and at March 31, 2023, our accumulated deficit was $102.0 million. We expect to incur additional losses in the future as we scale our business and increase our operating expenditures, such as increasing our research and development spend and headcount. Additionally, we expect to increase our capital expenditures as we plan to build a
GWh-scale
manufacturing facility in the future. We may need to raise funds in order to meet our future operating and capital expenditure requirements. We may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all. If sufficient funding is not raised, we may need to reduce our spending activities, which may negatively affect our ability to achieve our operating goals. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution.
We had cash and cash equivalents of $64.2 million as of March 31, 2023. We believe that our cash and cash equivalents will be sufficient to fund our operating and capital expenditure requirements over twelve months from the date these financial statements are issued.

On September 27, 2022, we entered into a Common Stock Purchase Agreement (“Purchase Agreement”) with B. Riley Principal Capital II, LLC (“BRPC II”), pursuant to which BRPC II committed to purchase up to $200.0 million of our common stock until January 1, 2025, subject to certain contractual terms (the “Committed Equity Financing”). As of March 31, 2023, $197.6 million remained available under the Committed Equity Financing. There can be no assurance that we will be able to raise such amount over the remaining period as the Committed Equity Financing contains certain limitations and conditions.
On October 19, 2022, the U.S. Department of Energy (“DOE”) under the Bipartisan Infrastructure Law awarded us a cost-sharing grant of $50.0 million. The grant is dependent upon the successful negotiation of a final contract. There can be no assurance that such negotiation will be successful.
Other Risk and Uncertainties
We face risks related to the
COVID-19 pandemic,
which has created significant volatility in the global economy, led to business disruptions, reduced economic activities, and imposition of travel restrictions. Although the
COVID-19
pandemic did not have an adverse impact to us
to-date,
its future development is highly uncertain and cannot be predicted. Even after the
COVID-19
pandemic has subsided, our company and our customers may continue to experience its negative effect, which may adversely affect our future financial condition, results of operations and cash flows.
We also face risks related to the war between Russia and Ukraine, which has also led to significant volatility in the global economy resulting in higher inflation, volatility in the credit and capital markets, and interruption in the supply chain. Although this war did not have an adverse impact to us to-date,
its future outcome is highly unpredictable and uncertain, which may also adversely affect our future financial condition, results of operations and cash flows.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated.
The significant accounting policies described below, together with other notes that follow, are an integral part of the condensed consolidated financial statements.
In connection with the closing of the Business Combination, whereby Legacy Amprius was determined as the accounting acquirer for accounting and reporting purposes, the historical financial statements of Legacy Amprius became the historical financial statements of the combined company and no goodwill or other intangible assets were recorded. As a result, the accompanying condensed consolidated financial statements reflect (i) the assets and liabilities of Legacy Amprius at their historical cost; (ii) the historical operating results of Legacy Amprius prior to the Business Combination; and (iii) Legacy Amprius’ equity structure, which has been retroactively restated in the comparative period to reflect the number of shares of the Company’s common stock issued to Legacy Amprius stockholders. As such, the shares, corresponding capital amounts, and net loss per share related to Legacy Amprius common stock have been retroactively restated to reflect the effect of the exchange ratio of 1.45590 (the “Exchange Ratio”) established in the Business Combination.
Prior to the Business Combination, our financial statements were presented on a carve-out
basis using our historical results of operations and historical basis of assets and liabilities derived from the accounting records of our majority stockholder, Amprius, Inc. (“Amprius Holdings”), adjusted as necessary to conform with U.S.

GAAP. The underlying assumptions in our presentation of our financial statements prior to the Business Combination include:

•	Balance sheet includes all of our owned assets, assets assigned or contributed by Amprius Holdings, and liabilities incurred by Amprius Holdings on our behalf.

•	Statement of operations reflects all activities directly attributable to us, which include an allocation of certain general and administrative expenses of Amprius Holdings.

•
Certain general and administrative expenses of Amprius Holdings, such as the payroll-related expenses for two executive employees, legal, tax, insurance and accounting fees, were shared between us, Amprius Holdings and its other subsidiaries. Since those two executive employees provided us and Amprius Holdings’ other subsidiaries with governance and management oversight, those shared expenses were allocated between us and Amprius Holdings’ other subsidiaries. The level of effort spent by Amprius Holdings’ executives was not correlated with the level of our business activity, revenue or other financial operating metrics and of Amprius Holdings’ other subsidiaries. As a result, those shared expenses were allocated equally between us and Amprius Holdings’ other subsidiaries.

•
Prior to the distribution of Amprius Holdings’ other subsidiaries in January 2022 and February 2022, the shared expenses of Amprius Holdings were allocated equally between us and Amprius Holdings’ other subsidiaries. After February 2022, those expenses were fully allocated to us.

Management believes that the assumptions described above, including the allocation of certain shared expenses, are reasonable and consistently applied for all periods presented prior to the Business Combination. However, the financial statements of that were presented prior to the Business Combination may not be indicative of our future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had we operated as a separate and standalone entity.
Unaudited Interim Condensed Consolidated Financial Statements
The condensed consolidated balance sheet as of December 31, 2022, which has been derived from our audited financial statements as filed in our Annual Report on Form
10-K
with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and the unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). The condensed consolidated financial statements have been prepared on a basis consistent with the audited financial statements. In management’s opinion, all adjustments made were normal or recurring in nature and necessary for the fair statement of our financial position as of March 31, 2023 and our results of operations and cash flows during the three months ended March 31, 2023 and 2022. The financial data and other financial information disclosed in the notes to these condensed consolidated financial statements are also unaudited. The results of operations during the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.
Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures made are adequate to make the information not misleading.
Emerging Growth Company
We are an emerging growth company as defined in Section 2(a) of the Securities Act of 1933 (as amended) (“Securities Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised accounting standards until private companies are required to comply with such standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such election to opt out is irrevocable. We have elected to not opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt such new or revised standard unless we are no longer deemed an emerging growth company. As a result, the accompanying condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances; the results of which form the basis for making judgements that are not readily apparent from other sources. Actual results could materially differ from management estimates using different assumptions or under different conditions.
Our significant accounting estimates include useful lives of property, plant and equipment; valuation of deferred taxes; lower of cost or net realizable adjustment of inventory;
carve-out
of financial statements including the allocation of assets, liabilities and expenses prior to the Business Combination; incremental borrowing rate used in calculating lease obligations and right-of-use
assets; and fair value of common stock prior to the Business Combination and other inputs used to value stock-based compensation awards.
Fair Value Measurements
We had a money market fund amounting to $41.1 million and $69.4 million as of March 31, 2023 and December 31, 2022, respectively, which was measured at Level 1 fair value based on the active market price of such instrument.
We did not have assets or liabilities measured at fair value on a recurring basis using Level 2 or Level 3 inputs as of March 31, 2023 and December 31, 2022.
There were no transfers of financial instruments between Level 1, Level 2 and Level 3 during the three months ended March 31, 2023 and 2022.
Restricted Cash
Restricted cash pertains to cash collateral required by our lessor to satisfy a letter of credit requirement under our lease agreement. Restricted cash, which is included in other assets in the accompanying condensed consolidated balance sheets, was $56 thousand as of March 31, 2023 and December 31, 2022.
Concentration of Credit Risk
Accounts receivable mainly consist of amounts due from U.S. government agencies or sponsored entities and large public entities which limits our credit risk. Through March 31, 2023, we have not experienced any credit losses.
During the three months ended March 31, 2023, three customers represented 34%, 23% and 19% of our revenue. During the three months ended March 31, 2022, three customers represented 40%, 31% and 19% of our revenue.

As of March 31, 2023 and December 31, 2022, two and three customers represented 65% and 88%, respectively, of our total accounts receivable.
Segment Reporting
We have determined that the Chief Executive Officer is our Chief Operating Decision Maker (“CODM”). The CODM reviews financial information presented on an aggregate basis for the purposes of assessing our performance and making decisions on how to allocate resources. Accordingly, we have determined that we operate in a single operating and reportable segment. All of our revenues are geographically earned in the United States and our property, plant and equipment are located in the United States.
Significant Accounting Policies
There have been no changes to our significant accounting policies described in the Annual Report on Form
10-K
for the year ended December 31, 2022, other than the new accounting policy that was implemented as a result of the adoption of a new accounting standard as described below.
Recently Adopted Accounting Standard
On January 1, 2023, we adopted FASB ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,
and related amendment under ASU
2019-10,
which requires that credit losses on financial assets, such as trade and other receivables, be recognized as allowance for losses. Credit losses on trade and other receivables will reflect the current estimate of the expected credit losses that generally will result in the earlier recognition of allowances for losses. The adoption of this ASU did not have a material impact on our condensed consolidated financial statements.
Note 3. Revenue
Disaggregation of Revenue
Revenue from customers consists mainly of customized design services arrangements and sale of battery products. Revenue from customized design services arrangements, which may include a requirement to achieve certain agreed upon milestones, is recognized when the battery design is completed and the final prototype batteries are delivered. Revenue from sale of battery products is recognized upon shipment. We disaggregate our revenue from customers by the type of arrangement, either as customization design services or as sale of battery products, as this depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The table below shows the composition of revenue from customers, as disaggregated by type of arrangement in accordance with Topic 606, and other revenue from a government grant accounted for using the analogy from IAS 20 (in thousands).

	Three months ended March 31,
	2023	2022
Revenue from customers:
Sale of battery products	$470	$605
Customized design services	—	1,505

Total revenue from customers	470	2,110
Other revenue – government grant	209	—

Total revenue	$679	$2,110

Revenue from sale of batteries includes
bill-and-hold
arrangements, of which there was none during the three months ended March 31, 2023 and $67 thousand during the three months ended March 31, 2022.

Contract Balances
The timing of revenue recognition, billings and cash collections can result in accounts receivable, contract assets recorded as unbilled receivables, and contract liabilities recorded as deferred revenue.
Accounts receivable represents our right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Accounts receivable was $0.6 million, $0.7 million and $0.3 million as of March 31, 2023, December 31, 2022 and January 1, 2022, respectively.
Contract assets primarily relate to the rights to consideration for progress on contractual requirements performed but not billed at the reporting date. The contract assets are transferred to accounts receivable when the rights become unconditional. As of March 31, 2023 and December 31, 2022, we had no contract assets.
Contract liabilities consist primarily of deferred revenue, which is the amount of progress payments received or billed in advance of revenue recognition. Deferred revenue is subsequently recognized as revenue when the performance obligation is satisfied. Deferred revenue was $4.0 million, $3.4 million and $2.9 million as of March 31, 2023, December 31, 2022 and January 1, 2022, respectively. Deferred revenue as of March 31, 2023 and December 31, 2022 increased compared to the deferred revenue as of December 31, 2022 and January 1, 2022, respectively, primarily due to progress payments for certain customer contracts that have not been recognized as revenue as of the end of those periods. During the three months ended March 31, 2023 and 2022, revenue recognized from the prior year deferred revenue balance was $120 thousand and $1.4 million, respectively.
Remaining Performance Obligations
We have performance obligations associated with commitments in customer contracts for future services that have not yet been recognized as revenue. As of March 31, 2023, the aggregate amount of the transaction price allocated to the remaining performance obligations related to customer contracts that were unsatisfied or partially unsatisfied, including deferred revenue, was approximately $11.0 million. Given the applicable contract terms, approximately $7.1 million is expected to be recognized as revenue within one year and approximately $3.9 million is expected to be recognized between two to five years. This amount does not include contracts to which the customer is not committed. The estimated timing of the recognition of remaining unsatisfied performance obligations is subject to change and is affected by changes to scope, changes in timing of delivery of products and services, or contract modifications.
Note 4. Inventory
Inventory consisted of the following (in thousands):

	March 31,	December 31,
	2023	2022
Raw materials	$164	$180
Work in process	395	218
Finished goods	286	102

Inventories, net	$845	$500

Note 5. Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following (in thousands):

	March 31,	December 31,
	2023	2022
Production equipment	$5,114	$4,488
Lab equipment	2,452	2,304
Leasehold improvements	4,080	3,525
Furniture, fixtures and other equipment	360	206
Construction in progress	602	957

Property, plant and equipment, at cost	12,608	11,480
Less: accumulated depreciation and amortization	(7,660)	(7,244)

Property, plant and equipment, net	$4,948	$4,236

Depreciation and amortization expense was $0.4 million during each of the three months ended March 31, 2023 and 2022.
Note 6. Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following (in thousands):

	March 31,	December 31,
	2023	2022
Accrued professional fees	$2,406	$481
Accrued compensation and benefits	1,105	1,840
Accrued financing costs	31	194
Other	123	193

Accrued and other current liabilities	$3,665	$2,708

Note 7. Stockholders’ Equity
Common and Preferred Stock
As of March 31, 2023, we had a total of 1,000,000,000 shares of stock authorized to be issued, of which 950,000,000 shares are designated as common stock, $0.0001 par value per share, and 50,000,000 shares are designated as preferred stock, $0.0001 par value per share. Holders of common stock are entitled to one vote for each share held and entitled to receive dividends when and if declared by the board of directors. Through and as of March 31, 2023, we have not declared any dividends.
Equity Incentive Plans
We adopted the 2022 Equity Incentive Plan (“2022 Plan”) effective September 14, 2022. The 2022 Plan authorizes awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, or performance awards and may be granted to directors, employees or consultants.
As of March 31, 2023, the total number of shares reserved for issuance under the 2022 Plan was 13,915,807, which includes the increase in shares reserved pursuant to the evergreen provisions contained in the 2022 Plan and the assumed awards that were cancelled, expired or otherwise terminated without having been exercised in full, were tendered to or withheld for payment of an exercise price or for tax withholding obligations, or were forfeited to or repurchased due to failure to vest. The number of shares available for issuance under the 2022 Plan may be increased annually at the beginning of the fiscal year, subject to certain limitations.

The Amprius Technologies, Inc. 2016 Equity Incentive Plan (“2016 Plan”), which we maintained prior to the Business Combination, was terminated concurrently with the adoption of the 2022 Plan. However, the 2016 Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2016 Plan.
The 2022 Plan and 2016 Plan are collectively referred to as the “Equity Incentive Plans.”
Stock Options
Stock options granted under the Equity Incentive Plans provided an exercise price not less than 100% of the fair value at the grant date, unless the optionee is a 10% stockholder, in which case the option price will not be less than 110% of such fair market value. Options granted generally have a maximum term of 10 years from grant date or 90 days from the termination of the optionee, are exercisable upon vesting unless otherwise designated for early exercise by the Board of Directors at the time of grant, and generally vest over a period of four years.
As of March 31, 2023, the total unrecognized stock-based compensation expense related to the unvested stock options was approximately $7.7 million, which we expect to recognize over a weighted-average period of 2.9 years.
Restricted Stock Units (“RSU”)
The fair value of RSUs is determined based upon the market closing price of our common stock on the date of grant. RSUs generally vest over a period of approximately four years from the date of grant, subject to the continued employment or services of the grantee.
As of March 31, 2023, the total unrecognized stock-based compensation expense related to the unvested RSUs was approximately $2.4 million, which we expect to recognize over a weighted-average period of 3.8 years.
Amprius Holdings 2008 Stock Plan
The stock-based compensation costs associated with grants to certain individuals who provided services to our company under the Amprius Holdings 2008 Stock Plan were included in the accompanying condensed consolidated statements of operations, with a corresponding increase in additional paid-in
capital. The remaining unrecognized compensation cost as of March 31, 2023 was not material.
Employee Stock Purchase Plan (“ESPP”)
We adopted the 2022 Employee Stock Purchase Plan (“ESPP”) effective September 14, 2022. As of March 31, 2023, the total number of shares reserved for issuance was 1,836,101, which may be increased annually at the beginning of the fiscal year subject to certain limitations. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986 (as amended) and will provide eligible employees an opportunity to purchase our common stock at a discount through payroll deductions. We have not established an offering under the ESPP as of March 31, 2023.
Executive Incentive Compensation Plan
On September 14, 2022, our board of directors approved our Executive Incentive Compensation Plan, which will allow us to grant incentive awards to certain executive employees, generally payable in cash, based upon achieving specified goals. We have the right to settle the award by granting an equity award, which may be subject to vesting conditions. All awards under the Executive Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we are required to adopt pursuant to applicable laws. As of March 31, 2023, there were no awards granted under the Executive Incentive Compensation Plan.
Common Stock Warrants
Outstanding stock warrants consisted of the following as of March 31, 2023:

	Number of Warrants	Exercise Price Per Share	Expiration Date
Public warrants	29,268,336	$11.50	September 14, 2027
Private warrants	16,400,000	$11.50	September 14, 2027
PIPE warrants	2,052,500	$12.50	September 14, 2027

Total warrants	47,720,836

Holders of the public warrants and private warrants are entitled to purchase one share our common stock at a price of $11.50 per share subject to adjustment pursuant to the Warrant Agreement, dated as of March 1, 2022. The public warrants are listed on the NYSE and are redeemable by us when the price per share of our common stock equals or exceeds $18.00 per share for at least 20 trading days during a period of 30 consecutive trading days prior to the redemption date. The private warrants are not listed on any securities exchange and not redeemable.
The warrants issued as part of units in a private placement in connection with the Business Combination (the “PIPE warrants”) are substantially identical to the public warrants, except that the exercise price of each PIPE warrant is $12.50 per share. In addition, we may only be able to redeem the PIPE warrants if the price per share of our common stock equals or exceeds $20.00 per share for at least 20 trading days during a period of 30 consecutive trading days prior to the redemption date. The PIPE warrants are also not listed on any securities exchange.
The warrants described above are classified as equity in accordance with the guidance under ASC
815-40,
Derivatives and Hedging–Contracts in Entity’s Own Equity
. Equity-classified contracts, such as stock warrants, are initially measured at fair value or allocated value. Any subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.
Stock Purchase Agreement
On September 27, 2022, we entered into the Purchase Agreement with BRPC II, pursuant to which we, at our option, have the right to sell to BRPC II up to $200.0 million of our common stock until January 1, 2025, subject to certain contractual terms. The purchase price will be determined by reference to the volume weighted average price of our common stock (as defined in the Purchase Agreement), less a discount of 3%. We cannot issue to BRPC II more than 19.99% of the aggregate number of shares of the common stock issued and outstanding immediately prior to the execution of the Purchase Agreement, except in limited circumstances. Proceeds from the sale of our common stock to BRPC II will depend upon the frequency and the market price of our common stock on the date of sale.
During the three months ended March 31, 2023, we issued a total of 331,351 shares of common stock to BRPC II with proceeds totaling $2.4 million. The deferred stock issuance cost, which is included in other assets in the accompanying condensed consolidated balance sheets and will be charged proportionally against the proceeds from future issuance of shares to BRPC II under the Purchase Agreement, was $0.6 million as of March 31, 2023.

Stock-Based Compensation
Stock-based compensation from stock options and RSUs under the Equity Incentive Plans and from stock options under the Amprius Holdings 2008 Stock Plan that we recorded were included in the following lines in the accompanying condensed consolidated statements of operations during the periods presented (in thousands):

	Three months ended March 31, 2023
	2023	2022
Cost of revenue	$169	$113
Research and development	20	6
Selling, general and administrative	537	337

Total stock-based compensation expense	$726	$456

Note 8. Income Taxes
We have no income tax expense as a result of the continued generation of net operating losses (“NOLs”) offset by a full valuation allowance recorded on such NOLs, as we determined it is not more-likely-than-not that
our NOLs will be utilized.
Note 9. Leases
We have a
non-cancelable
operating lease for our corporate headquarters and facilities in Fremont, California. On January 4, 2023, we entered into an amendment of such lease, which includes the lease of additional space in the same building and extending the lease term to end on June 30, 2027, with an option to extend for an additional five-year term. Our operating lease does not contain any material residual value guarantees. We had no leases that were classified as a financing lease as of March 31, 2023.
As of March 31, 2023, the weighted-average remaining term of the operating lease was 9.3 years and the weighted-average discount rate used to estimate the net present value of the operating lease liabilities was 7.9%.
During the three months ended March 31, 2023, the total amount of right-of-use
assets obtained in exchange for new operating lease liabilities was $5.2 million. The total amount paid for amounts included in the measurement of operating lease liabilities was $179 thousand and $86 thousand during the three months ended March 31, 2023 and 2022, respectively.
Operating lease expense was $202 thousand and $140 thousand during the three months ended March 31, 2023 and 2022, respectively. Variable lease expense was not material.
Future operating lease payments as of March 31, 2023 were as follows (in thousands):

Year ending December 31:	Amount
Remainder of 2023	$822
2024	1,126
2025	1,158
2026	1,193
2027	1,241
2028	1,278
Thereafter	4,729

Gross lease payments	11,547
Less - present value adjustments	(3,359)

Total operating lease liabilities	$8,188

Note 10. Commitments and Contingencies
From time to time, we may be involved in lawsuits, claims or legal proceedings that arise in the ordinary course of business. We accrue a contingent liability when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management believes that there are no claims against us for which the outcome is expected to have a material effect on our financial position, results of operations or cash flows .
Note 11. Net Loss Per Share
The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Three months ended March 31,
	2023	2022
Numerator:
Net loss	$(9,102)	$(2,878)

Denominator:
Weighted-average number of common shares outstanding	84,645,097	65,774,528

Basic and diluted net loss per common share	$(0.11)	$(0.04)

The following table summarizes the outstanding shares of potentially dilutive securities that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	Three months ended March 31,
	2023	2022
Stock warrants	47,720,836	—
Stock options	13,971,079	10,351,020
RSUs	295,000	—

Total	61,986,915	10,351,020

Note 12. Subsequent Events
Brighton, Colorado Lease
On April 15, 2023, we entered into a lease agreement to lease a space for our
GWh-scale
manufacturing facility in Brighton, Colorado. The lease expires in May 2039, with an option to extend for two additional five-year
terms. Future lease payments, which commence in December 2024 after the rent abatement period, total approximately $62.9 million. The current zoning for this site does not allow for manufacturing our batteries. As such, the property owner is in the process of applying to re-zone
the site for our planned development and use. Until the
re-zoning
is complete, we will not be able to apply for permits required to repurpose the facility for manufacturing. If the re-zoning
application is not approved, the lease agreement will automatically terminate.
Merger with Amprius Holdings
On May 9, 2023, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with, among others, Amprius Holdings. Under the Merger Agreement, through a series of transactions that are intended to qualify as a tax-free
reorganization for U.S. income tax purposes, Amprius Holdings will become our wholly owned subsidiary and then be merged into another wholly owned subsidiary, with such other subsidiary surviving. Subject to the terms and conditions in the Merger Agreement, the shares of our common stock currently owned by Amprius Holdings will be cancelled, and we will issue to the stockholders of Amprius Holdings new shares of our common stock or shares of our non-voting
common stock based on a negotiated and discounted exchange ratio. Furthermore, the options in Amprius Holdings, whether vested or unvested, to purchase Amprius Holdings stock shall be converted into options to purchase shares of our common stock and the warrants to purchase Amprius Holdings stock shall automatically be replaced with warrants representing the right to receive shares of our common stock on a net-exercise
basis. The transactions contemplated by the Merger Agreement are conditioned on, among other items, the approval of a majority of shares held by our stockholders that are not affiliated with either Amprius Holdings or held by any of our directors or officers.

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

Amprius Technologies, Inc.,

COMBINE MERGER SUB, INC.,

COMBINE MERGER SUB, LLC

and

Amprius, Inc.

Dated as of May 9, 2023

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization dated as of May 9, 2023 (this “Agreement”) is among Amprius Technologies, Inc., a Delaware corporation (“Pubco”), Combine Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Combine Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”) and Amprius, Inc., a Delaware corporation (“Holdco”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 1.01.

WHEREAS, Merger Sub I and Merger Sub II are wholly-owned direct subsidiaries of Pubco;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), as applicable, Pubco and Holdco will enter into a transaction pursuant to which Merger Sub I will merge with and into Holdco (the “First Merger”), with Holdco surviving the First Merger as a wholly owned subsidiary of Pubco, and promptly following the First Merger, and as part of the same overall transaction, Holdco (i.e., the surviving entity of the First Merger) will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”);

WHEREAS, all shares of common stock of Pubco, par value $0.0001, (the “Pubco Shares”) owned by Holdco (the “Holdco Owned Shares”) shall be cancelled in connection with the Closing of the Transactions;

WHEREAS, each share of Holdco Class A Common Stock, as a result of the First Merger, shall be converted into the right to receive a number of Pubco Shares equal to the Discounted Exchange Ratio, pursuant to the terms of this Agreement;

WHEREAS, each share of Holdco Class B Common Stock, as a result of the First Merger shall be converted into the right to receive a number of Pubco Non-Voting Shares equal to the Discounted Exchange Ratio, pursuant to the terms of this Agreement;

WHEREAS, the Special Committee of the Board of Directors of Pubco (the “Pubco Special Committee”) has (a) determined that this Agreement, the Mergers and the other Transactions are fair to and in the best interests of the Unaffiliated Stockholders, and (b) recommended that the Board of Directors of Pubco approve, adopt and declare advisable this Agreement, the Pubco Effective Time Certificate, the Mergers and the other Transactions and recommend that the stockholders of Pubco vote to approve and adopt this Agreement, the Pubco Effective Time Certificate, the Mergers and the other Transactions;

WHEREAS, the Board of Directors of Pubco, acting on the recommendation of the Pubco Special Committee has (a) determined that this Agreement, the Mergers and the other Transactions are fair to and in the best interests of the stockholders of Pubco (including the Unaffiliated Stockholders), (b) approved, adopted and declared advisable this Agreement, the Pubco Effective Time Certificate, the Mergers and the other Transactions, (c) recommended that the stockholders of Pubco approve and adopt this Agreement, the Pubco Effective Time Certificate, the Mergers and the other Transactions (the “Pubco Board Recommendation”), and (d) directed that this Agreement, the Pubco Effective Time Certificate, the Mergers and the other Transactions be submitted for consideration by the stockholders of Pubco;

WHEREAS, the Board of Directors of Holdco (the “Holdco Board”) has (a) determined that this Agreement, the Mergers and the other Transactions are fair to, and in the best interests of, Holdco and its stockholders, (b) approved and adopted this Agreement and the Mergers and declared their advisability, (c) approved the Mergers and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Mergers by the stockholders of Holdco, and (e) directed that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions (including the Mergers) be submitted for consideration by Holdco’s stockholders;

WHEREAS, the Board of Directors of Merger Sub I (the “Merger Sub I Board”) has (a) determined that this Agreement and the Mergers are fair to, and in the best interests of, Merger Sub I and its sole stockholder, (b) approved and adopted this Agreement and the Mergers and declared their advisability, (c) approved the Mergers and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Mergers by the sole stockholder of Merger Sub I, and (e) directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the sole stockholder of Merger Sub I;

WHEREAS, the managing member of Merger Sub II has (a) determined that this Agreement and the Mergers are fair to, and in the best interests of, Merger Sub II and its sole member, (b) approved and adopted this Agreement and the Mergers and declared their advisability, (c) approved the Mergers and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Mergers by the sole member of Merger Sub II, and (e) directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the sole member of Merger Sub II;

WHEREAS, all Pubco Shares and Pubco Non-Voting Shares issued in connection with the Mergers shall be subject to the lock-up terms substantially consistent with those in the existing lock-up arrangements applicable to the Holdco Owned Shares, as set forth in the Pubco Bylaws that shall be adopted in connection with the Closing;

WHEREAS, Holdco, Pubco and the Key Holdco Stockholders, concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement, dated as of the date of this Agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, the Key Holdco Stockholders, comprising holders sufficient to deliver the Holdco Requisite Stockholder Approval, have agreed to approve and adopt this Agreement, the Mergers and the other Transactions, including the Pre-Closing Conversion;

WHEREAS, Holdco, Pubco and the Key Pubco Stockholders, concurrently with the execution and delivery of this Agreement, are entering into the Pubco Support Agreement, dated as of the date of this Agreement (the “Pubco Support Agreement”), pursuant to which, among other things, Holdco and the Key Pubco Stockholders will each vote their respective Pubco Shares in favor of this Agreement, the Pubco Effective Time Certificate, the Mergers and the other Transactions at the time specified therein;

WHEREAS, Holdco, Pubco and the other holders named therein shall, concurrently with the execution of this Agreement, enter into an amendment to the Registration Rights Agreement, dated September 14, 2022 (together, as amended, the “Registration Rights Agreement”);

WHEREAS, certain stockholders of Holdco and Pubco shall enter into a joinder to the Registration Rights Agreement (as defined below) (the “Registration Rights Agreement Joinder”) at the Closing, in the form attached as

Exhibit Version

EXHIBIT B; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Mergers, taken together as an integrated transaction, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) Holdco, Merger Sub I, Merger Sub II and Pubco are parties to such reorganization within the meaning of Section 368(b) of the Code, and (c) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the Merger Subs (collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Stockholder Support Agreements, the Pubco Support Agreements, the Registration Rights Agreement Joinders, and all other agreements, certificates and instruments executed and delivered by Pubco, Merger Sub I, Merger Sub II, Holdco or Holdco Stockholders in connection with the Transactions.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any proprietary information, knowledge or data concerning the businesses and affairs of Holdco or any Suppliers or customers of Holdco or Pubco or its subsidiaries (as applicable) that is not already generally available to the public.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Discounted Exchange Ratio” means the product obtained by multiplying 0.98 by the Exchange Ratio.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

“DPA Triggering Rights” means: (i) “control,” (ii) access to any “material non-public technical information,” (iii) membership or observer rights on the board of directors or equivalent governing body or the right to nominate an individual to a position on the board of directors or equivalent governing body, (iv) any involvement, other than through the voting of shares, in substantive decision-making regarding (x) the use, development, acquisition or release of “critical technology,” (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” of U.S. citizens, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure,” each as defined in the DPA.

“Exchange Ratio” means the result of the following formula, rounded down to two (2) decimal places:

((A x B) + C + D) ÷ E
B

where

A = The total number of Holdco Owned Shares.

B = The Pubco Stock Price.

C = The aggregate exercise price of all Holdco Options (whether vested or unvested) and all Holdco Warrants to the extent issued and outstanding as of immediately prior to the First Effective Time.

D = Holdco Cash, minus Holdco Indebtedness, minus Outstanding Holdco Transaction Expenses.

E = The total number of Fully-Diluted Holdco Shares.

As of the date of this Agreement, assuming the Fully-Diluted Holdco Shares, Holdco Cash, Holdco Indebtedness and Outstanding Holdco Transaction Expenses are in the amounts set forth on Schedule D, the Exchange Ratio would be 0.72 and the Discounted Exchange Ratio would be 0.7056.

“Foreign Investment Laws” shall mean any laws in a given jurisdiction designed or intended to prohibit, restrict or regulate actions (a) by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, or (b) to acquire interests in or control over equities, securities, entities, assets, land or interests that might harm domestic national security or public interest.

“Foreign Person” shall have the meaning ascribed to such term under Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

“Fully-Diluted Holdco Shares” means an amount equal to, without duplication, (a) the aggregate number of shares of Holdco Common Stock that are issued and outstanding as of immediately prior to the First Effective Time on a fully-diluted, as converted-to-Holdco-Common-Stock basis, plus (b) the aggregate number of shares of Holdco Common Stock issuable upon the gross exercise, exchange or conversion of Holdco Options that are outstanding as of immediately prior to the First Effective Time, as converted-to-Holdco-Common-Stock basis, plus (c) the aggregate number of shares of Holdco Common Stock issuable upon the gross exercise, exchange or conversion of Holdco Warrants that are outstanding as of immediately prior to the First Effective Time, as converted-to-Holdco-Common-Stock basis, plus (d) the aggregate number of shares of Holdco Common Stock that Holdco is otherwise obligated to issue pursuant to any contract, judgment, order or otherwise, whether on an absolute or contingent basis. As of the date of this Agreement there are 92,143,424 Fully-Diluted Holdco Shares.

“Holdco Cash” means cash, cash equivalents and marketable securities convertible to cash within thirty (30) days held by Holdco, excluding all restricted cash, as of the close of business on the day immediately preceding the Closing Date, determined in accordance with GAAP.

“Holdco Certificate of Incorporation” means Holdco’s amended and restated certificate of incorporation dated June 13, 2022, and as such may have been amended, supplemented or modified from time to time.

“Holdco Class A Common Stock” means common stock of Holdco, par value $0.0001, designated as “Class A Common Stock” in the Holdco Certificate of Incorporation.

“Holdco Class B Common Stock” means common stock of Holdco, par value $0.0001, designated as “Class B Common Stock” in the Holdco Certificate of Incorporation.

“Holdco Combined Series C Preferred Stock” means, collectively, the Holdco Series C Preferred Stock and the Holdco Series C-NV Preferred Stock.

“Holdco Combined Series E Preferred Stock” means, collectively, the Holdco Series E Preferred Stock, the Holdco Series E-1 Preferred Stock and the Holdco Series E-2 Preferred Stock.

“Holdco Common Stock” means Holdco Class A Common Stock and/or Holdco Class B Common Stock, as applicable.

“Holdco Financials” means (i) as of, and for the year ended, December 31, 2021, an audited balance sheet of Holdco (and the related audited statements of operations, cash flows and stockholders’ equity of Holdco for the year then ended), (ii) as of, and for the year ended, December 31, 2022, an audited balance sheet of Holdco (and the related audited statements of operations, cash flows and stockholders’ equity of Holdco for the year then ended), and (iii) as of, for the three (3) months ended, March 31, 2023, an unaudited balance sheet of Holdco (and the related unaudited statements of operations, cash flows and stockholders’ equity of Holdco for the period then ended); provided, that, the Holdco Financials shall provide the financial information for Holdco without consolidating the assets, liabilities and results of Pubco.

“Holdco Indebtedness” means, without duplication and with respect to Holdco, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, other than ordinary course trade payables that are not past due, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions to the extent drawn; (g) guarantees made by Holdco on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); and (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (g).

“Holdco IP” means, collectively, all Holdco-Owned IP and Holdco-Licensed IP.

“Holdco-Licensed IP” means all Intellectual Property Rights owned or purported to be owned by a third party and licensed to Holdco or to which Holdco otherwise has a right to use.

“Holdco Material Adverse Effect” means any event, circumstance, change, development, liability (contingent or otherwise, but not including liabilities included as Holdco Indebtedness), effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of Holdco, or (b) prevent, materially delay or materially impede the performance by Holdco of its obligations under this Agreement or the consummation of the Mergers or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Holdco Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Holdco operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken or not taken by Holdco as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions; (viii) any actions taken, or failures to take action, in each case, which Pubco has requested or to which it has consented or which actions are contemplated by this Agreement or (ix) any Effect attributable to Pubco or to Holdco’s ownership interests in Pubco, including the trading price of Pubco securities or the business, condition (financial or otherwise), assets, liabilities or operations of Pubco.

“Holdco Non-Voting Preferred Stock” means Holdco Series B-NV Preferred Stock, Holdco Series C-NV Preferred Stock, Holdco Series D-1 Preferred Stock, Holdco Series E Preferred Stock and Holdco Series E-1 Preferred Stock.

“Holdco Optionholder” means each holder of Holdco Options.

“Holdco Options” means all options to purchase outstanding shares of Holdco Common Stock or Holdco Preferred Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under Holdco Option Plan or otherwise.

“Holdco Option Plan” means the 2008 Stock Plan of Amprius, Inc.

“Holdco-Owned IP” means all Intellectual Property Rights owned or purported to be owned by Holdco.

“Holdco Preferred Stock” means, collectively, the Holdco Voting Preferred Stock and the Holdco Non-Voting Preferred Stock.

“Holdco Requisite Stockholder Approval” means (a) the approval and adoption of this Agreement, the Mergers and the other Transactions, including the Pre-Closing Conversion, by the affirmative vote and consent of the holders of a majority of the outstanding shares of each of (i) the Holdco Voting Preferred Stock and the Holdco Non-Voting Preferred Stock (voting as a single class and on an as-converted basis), (ii) the Holdco Series D-1 Preferred Stock and the Holdco Combined Series E Preferred Stock (voting a single class and on an as-converted basis), and (iii) the Holdco Combined Series C Preferred Stock (voting as a single class and on an as-converted basis), (iv) the Holdco Class A Common Stock, and (v) the Holdco Class B Common Stock; and (b) after giving effect to the Pre-Closing Conversion, the approval and adoption of this Agreement, the Mergers and the other Transactions, including the Conversion of Securities, by the affirmative vote and consent of the holders of a majority of the outstanding shares of each of (i) the Holdco Class A Common Stock, and (ii) the Holdco Class B Common Stock.

“Holdco Series A Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series A Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series B Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series B Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series B-NV Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series B-NV Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series C Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series C Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series C-NV Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series C-NV Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series D-1 Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series D-1 Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series E Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series E Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series E-1 Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series E-1 Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Series E-2 Preferred Stock” means Holdco’s preferred stock, par value $0.0001, designated as “Series E-2 Preferred Stock” in Holdco’s Certificate of Incorporation.

“Holdco Voting Preferred Stock” means Holdco Series A Preferred Stock, Holdco Series B Preferred Stock, Holdco Series C Preferred Stock and Holdco Series E-2 Preferred Stock.

“Holdco Stockholder” means any holder of Holdco Common Stock or Holdco Preferred Stock.

“Holdco Warrant Agreement” means the Warrant to Purchase Stock dated December 13, 2017, between Holdco and Silicon Valley Bank.

“Holdco Warrants” means warrants for Holdco Series E Preferred Stock held by Silicon Valley Bank, granted on December 13, 2017.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark, service mark, trade name, logo, and trade dress registrations, trademark, service mark, trade name, logo and trade dress applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses copyrights or other rights related to works of authorship, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.

“Intervening Event” means an event with respect to Holdco or Pubco or their respective subsidiaries that (a) occurs or arises after the execution and delivery of this Agreement, (b) was not known by or reasonably foreseeable to the Board of Directors of Pubco and the Pubco Special Committee as of the execution and delivery of this Agreement, and (c) first becomes known to the Board of Directors of Pubco and the Pubco Special Committee after the execution and delivery of this Agreement and any time prior to the time the Pubco Stockholder Approval is obtained.

“Key Holdco Stockholders” means the persons and entities listed on Schedule A.

“Key Pubco Stockholders” means the persons and entities listed on Schedule B.

“knowledge” or “to the knowledge” of a person means in the case of Holdco, the actual knowledge of the persons set forth on Schedule C under the title “Holdco Knowledge Parties”, after reasonable inquiry of the books and records of Holdco, and in the case of Pubco, the actual knowledge of the persons set forth on Schedule C under the title “Pubco Knowledge Parties”, after reasonable inquiry of such person’s direct reports.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws, and not including any license of Intellectual Property Rights).

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub I, as amended, modified or supplemented from time to time and the certification of formation and organizational documents of Merger Sub II, as amended, modified or supplemented from time to time.

“ordinary course of business” means, with respect to Holdco, the ordinary course of business consistent with past practices of Holdco, taking into account Holdco’s current status as a non-operating holding entity for shares of Pubco common stock.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Per Share Merger Consideration” means, (a) with respect to each share of Holdco Class A Common Stock (including any such shares outstanding as a result of the conversion of each share of Holdco Voting Preferred in the Pre-Closing Conversion), the right to receive the number of Pubco Shares equal to the Discounted Exchange Ratio and (b) with respect to each share of Holdco Class B Common Stock (including any such shares outstanding as a result of the conversion of each share of Holdco Non-Voting Preferred in the Pre-Closing Conversion), the right to receive the number of Pubco Non-Voting Shares equal to the Discounted Exchange Ratio.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of Holdco’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities; (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property Rights owned by or licensed to Holdco or granted to any licensee in the ordinary course of business; (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property; (g) Liens identified in the Holdco Financial Statements; and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made commercially available by or on behalf of Holdco and from whose sale or provision Holdco has derived previously, is currently deriving revenue.

“Pubco Bylaws” means the amended and restated bylaws of Pubco, substantially in the form attached as Exhibit A hereto.

“Pubco Certificate” means the Certificate of Incorporation of Pubco.

“Pubco Effective Time Certificate” means the Amended and Restated Certificate of Incorporation of Pubco substantially in the form attached hereto as Exhibit C.

“Pubco Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of Pubco; or (b) prevent, materially delay or materially impede the performance by Pubco, Merger Sub I or Merger Sub II of their respective obligations under this Agreement or the consummation of the Mergers or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Pubco Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Pubco operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vi) any actions taken or not taken by Pubco as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions; or (viii) any actions taken, or failures to take action, in each case, which Holdco has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iii), to the extent that Pubco is materially and disproportionately affected thereby as compared with other participants in the industries in which Pubco operates.

“Pubco Non-Voting Shares” means those shares of Non-Voting Common Stock as defined in the Pubco Effective Time Certificate.

“Pubco Organizational Documents” means the Pubco Certificate and the bylaws of Pubco, in each case as amended, modified or supplemented from time to time.

“Pubco Stockholders’ Meeting” means a meeting (whether an annual meeting or special meeting) of the stockholders of Pubco to be held for the purpose of approving the Pubco Proposals and any postponement, recess or adjournment of such meeting.

“Pubco Stock Price” means $8.71.

“Pubco Unaffiliated Stockholder Approval” means the adoption of this Agreement and the Pubco Effective Time Certificate and the approval of the Mergers and the other transactions contemplated hereby by the affirmative vote of the holders representing a majority of the outstanding Pubco Shares beneficially owned by Unaffiliated Stockholders.

“Pubco Warrants” means, collectively, (a) the redeemable warrants to purchase Pubco Shares at an exercise price of $11.50 per share and (b) the redeemable warrants to purchase Pubco Shares at an exercise price of $12.50 per share.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means all computer software (in object code or source code format), and related documentation and materials.

“subsidiary” or “subsidiaries” of Holdco, the Surviving Entity, Pubco or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of Holdco.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, Holdco Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Pubco, Merger Sub I, Merger Sub II or Holdco in connection with the Transactions.

“Transaction Payroll Taxes” shall mean the employer portion of any payroll or employment Taxes incurred with respect to any bonuses, option exercises and cash-outs, and other compensatory payments (including payments treated as compensatory for applicable Tax purposes) in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents (including the First Merger and the Second Merger).

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Unaffiliated Stockholders” means the stockholders of Pubco other than (a) Holdco, (b) the Holdco Stockholders, (c) the members of the Board of Directors of Pubco, (d) each person Pubco has determined to be an “officer” of Pubco within the meaning of Rule 16a-1(f) of the Exchange Act, and (e) any “associate” or “immediate family” member (as such terms are defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.

SECTION 1.02. Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	4.09
Additional Proposal	7.01(a)
Adjournment Proposal	7.01(a)
Agreement	Preamble
Allocation Certificate	7.08
Antitrust Laws	7.13(a)
Blue Sky Laws	4.05(b)
Book-Entry Shares	3.03(a)
Certificates	3.03(b)
Closing	2.02(c)
Closing Date	2.02(c)
Confidentiality Agreement	7.04(b)
Conversion of Securities	3.02(a)
DGCL	Recitals
Disputed Amounts	2.06(c)
DLLCA	Recitals
ERISA	4.10(a)
ERISA Affiliate	4.10(c)
Estimated Closing Certificate	2.06(a)
Estimated Holdco Debt	2.06(a)
Estimated Outstanding Holdco Transaction Expenses	2.06(a)
Exchange Act	4.21
Exchange Agent	3.03(a)
Exchange Fund	3.03(a)
Exchanged Option	3.02(a)(vi)
Extended Outside Date	9.01(b)
FCPA	4.18
First Certificate of Merger	2.02(a)
First Effective Time	2.02(a)
First Merger	Recitals
First-Step Surviving Corporation	2.01
GAAP	4.07(a)
Governmental Authority	4.05(b)
Holdco	Preamble

Defined Term	Location of Definition
Holdco Board	Recitals
Holdco Board Approval	4.17
Holdco Disclosure Schedule	Article IV
Holdco Financial Statements	4.07(a)
Holdco Owned Shares	Recitals
Holdco Permits	4.06
Holdco Spinoff	4.01(c)
Independent Accountants	2.06(c)
Intended Tax Treatment	Recitals
Investor Agreements	4.20(b)
IRS	4.10(g)
Law	4.05(a)
Letter of Transmittal	3.03(b)
Material Contracts	4.15(a)
Merger Sub Common Stock	5.03(b)
Merger Sub I	Preamble
Merger Sub I Board	Recitals
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Outside Date	9.01(b)
Outstanding Holdco Transaction Expenses	3.05
PCAOB Financials	7.14
Plan	4.10(a)
Pre-Closing Conversion	3.01
Proxy Statement	7.01(a)
Pubco	Preamble
Pubco Board Recommendation	Recitals
Pubco Proposals	7.01(a)
Pubco Requisite Stockholder Approval	5.08(c)
Pubco SEC Reports	5.07(a)
Pubco Shares	Recitals
Pubco Special Committee	Recitals
Pubco Stockholder Approval	5.08(c)
Pubco Support Agreement	Recitals
Registration Rights Agreement Joinder	Recitals
Registration Statement	7.01(a)
Regulatory Filing	7.09(c)
Remedies Exceptions	4.04
Representatives	7.04(a)
SEC	5.07(a)
Second Certificate of Merger	2.02(b)
Second Effective Time	2.02(b)
Second Merger	Recitals
Securities Act	5.07(a)
Statement of Objections	2.06(c)
Stockholder Support Agreement	Recitals
Surviving Entity	2.01
Tail Policy	7.06(b)
Tax	4.14(k)
Tax Proceeding	7.11(b)

Defined Term	Location of Definition
Tax Return	4.14(k)
Taxes	4.14(k)
Terminating Holdco Breach	9.01(f)
Terminating Pubco Breach	9.01(g)
Transaction Proposal	7.01(a)
Transfer Agent Cancellation	3.03(b)
Updated Estimated Closing Certificate	2.06(b)
Written Consents	7.03

SECTION 1.03. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. All references to a specific time are references to prevailing Pacific Time, unless otherwise expressly specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

ARTICLE II.

AGREEMENT AND PLAN OF REORGANIZATION

SECTION 2.01. The Mergers. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the First Effective Time, Merger Sub I shall be merged with and into Holdco. As a result of this First Merger, the separate corporate existence of Merger Sub shall cease and Holdco shall continue as the surviving corporation of the First Merger (the “First-Step Surviving Corporation”). At the Second Effective Time, Pubco shall cause the First-Step Surviving Corporation to merge with and into Merger Sub II in accordance with the DGCL and the DLLCA, whereupon the separate corporate existence of the First-Step Surviving Corporation shall cease, and Merger Sub II shall be the surviving entity. The surviving entity after the Second Merger is sometimes referred herein to as the “Surviving Entity”.

SECTION 2.02. Effective Times; Closing.

(a) As promptly as practicable, but in no event later than five (5) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger (a “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such First Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such First Certificate of Merger) being the “First Effective Time”).

(b) Promptly after the First Effective Time, but in all cases within three (3) Business Days thereafter, Pubco shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DLLCA (the date and time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Pubco and Holdco in writing (and set forth in the Second Certificate of Merger) being referred to herein as the “Second Effective Time”).

(c) Immediately prior to such filing of a First Certificate of Merger in accordance with Section 2.02(a), a closing (the “Closing”) shall be held either at the offices of Wilson Sonsini Goodrich & Rosati P.C., 650 Page Mill Road, Palo Alto, California 94304 or by the electronic exchange of signatures, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(d) Subject to the occurrence of the Closing, Pubco shall have (i) caused the bylaws of Pubco to be amended and restated in the form of the Pubco Bylaws and (ii) subject to having received the Pubco Requisite Stockholder Approval, caused the Pubco Effective Time Certificate to be filed with the Secretary of State of the State of Delaware and become effective, in each case no later than immediately prior to the First Effective Time.

SECTION 2.03. Effect of the Mergers. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, powers and franchises of Holdco and Merger Sub I shall vest in the First-Step Surviving Corporation, and all debts, liabilities and duties of Holdco and Merger Sub I shall become debts, liabilities and duties of the First-Step Surviving Corporation. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger then-filed and under the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub II and the First-Step Surviving Corporation shall vest in the Surviving Entity, and all debts, liabilities and duties of Merger Sub II and the First-Step Surviving Corporation shall become the debts, liabilities and duties of the Surviving Entity.

SECTION 2.04. Certificate of Incorporation; Bylaws.

(a) Holdco shall take all necessary action prior to the First Effective Time such that, at the First Effective Time, and without any further action on the part of Holdco and Merger Sub I, the bylaws of Holdco will be amended and restated so as to read in their entirety as the bylaws of Merger Sub I, and, as so amended and restated, will be the bylaws of the First-Step Surviving Corporation until thereafter amended as provided by law, the certificate of incorporation of the First-Step Surviving Corporation and such bylaws, as applicable.

(b) At the Second Effective Time, the certificate of formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation of the Surviving Entity at the Second Effective Time, until thereafter amended in accordance with the DLLCA and as provided in such certificate of formation; provided, however, that at the Second Effective Time, Article First of the certificate of formation of the Surviving Entity shall be amended and restated in its entirety to read as follows: “The name of the limited liability company is Amprius LLC”. At the Second Effective Time, the limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the limited liability company agreement of the Surviving Entity at the Second Effective Time; provided, however, that the limited liability company agreement of the Surviving Entity shall provide that the name of the Surviving Entity shall be “Amprius LLC”.

SECTION 2.05. Directors and Officers. Holdco shall take all necessary action prior to the First Effective Time such that (a) the initial directors of the First-Step Surviving Corporation shall be the directors of Merger Sub I as of the date of this Agreement, or, in the event any of them is not a director as of the First Effective Time, then such other individual designated by Pubco, and (b) the initial officers of the First-Step Surviving Corporation shall be the officers of Merger Sub I as of the date of this Agreement, or, in the event any of them is not an officer as of the First Effective Time, then such other individual designated by Pubco, with each such director and officer in the foregoing clauses (a) and (b) to hold office in accordance with the certificate of incorporation and bylaws of the First-Step Surviving Corporation. Pubco shall take all necessary action such that (i) Pubco shall be the Managing Member (as defined in the limited liability company agreement of the Surviving Entity) of the Surviving Entity, and (ii) the officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Entity immediately after the Second Effective Time, each to hold office in accordance with the provisions of the DLLCA and the limited liability company agreement of the Surviving Entity.

SECTION 2.06. Purchase Price Adjustment.

(a) No later than fifteen (15) Business Days prior to the Closing Date, Holdco shall deliver to Pubco a written certificate certified by the Chief Financial Officer of Holdco (the “Estimated Closing Certificate”), setting forth (i) a good faith estimate of the Holdco Cash and each component thereof (which estimate is subject to Pubco’s approval), (ii) a good faith estimate of Holdco Indebtedness (which estimate is subject to Pubco’s approval) and each component thereof as of immediately prior to the First Effective Time (“Estimated Holdco Debt”), (iii) a good faith estimate of the Outstanding Holdco Transaction Expenses (which estimate is subject to Pubco’s approval) and each component thereof (“Estimated Outstanding Holdco Transaction Expenses”), and (iv) a consolidated balance sheet of Holdco, estimated as of 12:01 a.m. Eastern time on the Closing Date, from which such estimates were calculated.

(b) From and after delivery of the Estimated Closing Certificate and through the Closing Date, (i) Holdco shall promptly provide Pubco updates to the Estimated Closing Certificate to reflect any changes thereto (including any component thereof) (the Estimated Closing Certificate revised to reflect any such updates is hereinafter referred to as an “Updated Estimated Closing Certificate”), and (ii) Pubco shall have the right to review and comment on such calculations and estimates, Holdco shall consider in good faith any such comments made by Pubco, and Holdco and Pubco shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Estimated Closing Certificate or any Updated Estimated Closing Certificate (and any updates or revisions as may be agreed by Holdco and Pubco shall be included in any Updated Estimated Closing Certificate). Holdco shall, and shall cause its Representatives to, (x) reasonably cooperate with Pubco and its Representatives to the extent related to Pubco’s review of the Estimated Closing Certificate and any Updated Estimated Closing Certificate and the calculations and estimates contained therein (including engaging in good faith discussion related thereto) and (y) provide access to personnel, books, records and other information during normal business hours to the extent related to the review of the Estimated Closing Certificate and any Updated Estimated Closing Certificate and reasonably requested by Pubco or its Representatives in connection with such review; provided, that such access shall not unreasonably interfere with the business of Holdco. Notwithstanding the foregoing, no disagreements regarding the contents of the Updated Estimated Closing Certificate shall prevent or delay the Closing unless the amount in dispute exceeds $750,000 (the “Dispute Threshold”).

(c) In the case that both (i) Pubco and Holdco fail to reach an agreement with respect to the Estimated Closing Certificate one (1) Business Day prior to the Closing Date, and (ii) any amounts remaining in dispute (the “Disputed Amounts”) exceed the Dispute Threshold, then the obligation to Close shall be temporarily suspended and such Disputed Amounts shall be submitted for resolution to the office of an impartial nationally recognized firm of independent certified public accountants appointed by agreement of Pubco and Holdco (the “Independent Accountants”). Promptly (and within three (3) Business Days) following the appointment of the Independent Accountants, Pubco shall deliver to the Independent Accountants a written statement of Pubco’s objections to the Estimated Closing Certificate or, if applicable, the latest Updated Estimated Closing Certificate, provided to Pubco prior to the Closing, setting forth in reasonable detail each disputed item or amount and the basis for Pubco’s disagreement therewith (the “Statement of Objections”). The Independent Accountants, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Estimated Closing Certificate or, if applicable, the latest Updated Estimated Closing Certificate, that Holdco provided to Pubco prior to the Closing. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Estimated Closing Certificate or the latest Updated Estimated Closing Certificate, as applicable, and the Statement of Objections, respectively. The Independent Accountants shall make a determination as soon as practicable within 10 days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Estimated Closing Certificate or the latest Updated Estimated Closing Certificate, as applicable, shall be conclusive and binding upon the parties hereto. The fees and expenses of the Independent Accountants shall be borne equally by Pubco, on the one hand, and Holdco, on the other hand.

ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF HOLDCO COMMON STOCK

SECTION 3.01. Conversion of Holdco Preferred Stock. Prior to the First Effective Time, Holdco shall, or shall cause to, take all action necessary to provide that, in accordance with the Holdco Certificate of Incorporation, the Holdco Preferred Stock shall automatically convert as follows (the “Pre-Closing Conversion”):

(a) each share of Holdco Voting Preferred Stock issued and outstanding as of such time shall be automatically converted into one (1) share of Holdco Class A Common Stock; and

(b) each share of Holdco Non-Voting Preferred Stock issued and outstanding as of such time shall be automatically converted into one (1) share of Holdco Class B Common Stock.

SECTION 3.02. Conversion of Securities.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of Pubco, Merger Sub I, Holdco or the holders of any of the following securities (the “Conversion of Securities”):

(i) each share of Holdco Class A Common Stock issued and outstanding immediately prior to the First Effective Time shall be automatically converted into the right to receive a number of Pubco Shares equal to the applicable Per Share Merger Consideration;

(ii) each share of Holdco Class B Common Stock issued and outstanding immediately prior to the First Effective Time shall be automatically converted into the right to receive a number of Pubco Non-Voting Shares equal to the applicable Per Share Merger Consideration;

(iii) all shares of Holdco Class A Common Stock held in the treasury of Holdco shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iv) all shares of Holdco Class B Common Stock held in the treasury of Holdco shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(v) each share of Merger Sub Common Stock issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First-Step Surviving Corporation;

(vi) each Holdco Option that is outstanding immediately prior to the First Effective Time, whether vested or unvested, shall be converted at the First Effective Time into an option to purchase a number of Pubco Shares (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Holdco Common Stock subject to such Holdco Option immediately prior to the First Effective Time and (y) the Discounted Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Holdco Option immediately prior to the First Effective Time divided by (B) the Discounted Exchange Ratio. Except as specifically provided above, following the First Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Holdco Option immediately prior to the First Effective Time. At or prior to the First Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of Holdco Options pursuant to this subsection and consistent with the requirements of Section 409A of the Code and, in the case of any Holdco Option to which Section 422 of the Code applies, Section 424(a) of the Code; and

(vii) each Holdco Warrant issued and outstanding immediately prior to the First Effective Time shall be canceled and shall automatically be replaced, without any further action required on the part of the holder, with warrants solely in book-entry form, representing thereafter the right to receive on a net exercise basis a number of Pubco Shares equal to (a) the Discounted Exchange Ratio multiplied by the number of shares of Holdco Common Stock underlying such Holdco Warrant, minus (b) the aggregate exercise price of such Holdco Warrant divided by the Pubco Stock Price, rounded to the nearest whole share.

(b) For purposes of calculating the aggregate amount of Pubco Shares or Pubco Non-Voting Shares issuable to each holder of shares of Holdco Class A Common Stock or Holdco Class B Common Stock (as applicable) pursuant to the terms of this Section 3.02, all shares of Holdco Class A Common Stock or Holdco Class B Common Stock, as applicable, held by such holder shall be aggregated amongst themselves and the number of Pubco Shares or Pubco Non-Voting Shares to be issued in respect of such aggregate number of Holdco shares held by such holder shall be determined on an aggregate basis for such holder and then rounded down to the nearest whole number.

(c) Holdco and Pubco agree and acknowledge that simultaneous with the First Effective Time, all Holdco Owned Shares are deemed terminated and cancelled for no additional consideration.

(d) Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of Pubco, the First-Step Surviving Corporation or any holder of the securities thereof: (i) each share of common stock of the First-Step Surviving Corporation issued and outstanding immediately prior to the First Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (ii) the membership interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Entity, which shall constitute one hundred percent (100%) of the outstanding equity interests of the Surviving Entity. From and after the Second Effective Time, the membership interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

SECTION 3.03. Exchange of Holdco Common Stock.

(a) Exchange Agent. On the Closing Date, Pubco shall instruct its transfer agent (for such purposes, the “Exchange Agent”), to reserve and allocate for the benefit of the Holdco Stockholders, for exchange in accordance with this Article III, the number of Pubco Shares and Pubco Non-Voting Shares sufficient to deliver the aggregate Per Share Merger Consideration payable with respect thereto pursuant to Section 3.02 (such Pubco Shares and Pubco Non-Voting Shares as so allocated and reserved by such Exchange Agent being hereinafter referred to as the “Exchange Fund”). Pubco shall cause the Exchange Agent, pursuant to irrevocable instructions, to allocate the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. All shares deposited hereunder shall not be certificated and shall be represented in book-entry form (“Book-Entry Shares”).

(b) Exchange Procedures. As promptly as practicable after the First Effective Time (and in any case within three (3) Business Days), Pubco shall cause the Exchange Agent to mail to each holder of record of shares of Holdco Common Stock which were converted pursuant to Section 3.02 into the right to receive the Per Share Merger Consideration: a letter of transmittal, which shall be in a form reasonably acceptable to Pubco and Holdco (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of capital stock of Holdco (the “Certificates”), if any, shall pass, only upon proper delivery of the Certificates to the Exchange Agent or confirmation of cancellation of such Certificates in a form reasonably acceptable to Pubco and the Exchange Agent (each, a “Transfer Agent Cancellation”); and (ii) instructions for use in effecting the surrender of the Certificates, if any, pursuant to the Letter of Transmittal. Until surrendered as contemplated by this Section 3.03, each Certificate entitled to receive the applicable Per Share Merger Consideration in accordance with Section 3.02 shall be deemed at all times after the First Effective Time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.02.

(c) No Further Rights in Holdco Common Stock. The Per Share Merger Consideration payable upon conversion of Holdco Common Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Holdco Common Stock.

(d) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Pubco Shares and Pubco Non-Voting Shares occurring on or after the date of this Agreement and prior to the First Effective Time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of Holdco).

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Holdco Common Stock for one (1) year after the First Effective Time shall be delivered to Pubco, upon demand, and any holders of Holdco Common Stock who have not theretofore complied with this Section 3.03 shall thereafter look only to Pubco for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Holdco Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Pubco free and clear of any claims or interest of any person previously entitled thereto.

(f) No Liability. None of the Exchange Agent, Pubco, the First-Step Surviving Corporation or the Surviving Entity shall be liable to any holder of Holdco Common Stock for any such Holdco Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.03.

(g) Withholding Rights. Each of the First-Step Surviving Corporation, Holdco and Pubco and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Holdco Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax Law. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Holdco Common Stock (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Pubco shall use commercially reasonable efforts to reduce or eliminate any such withholding, including providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholding.

(h) HSR. Notwithstanding anything to the contrary herein, in the event that issuance of Pubco Shares or Pubco Non-Voting Shares, as the case may be, with respect to a Holdco Stockholder is subject to the notification and waiting period requirements of the HSR Act (an “HSR Issuance”), solely with respect to the applicable Holdco Stockholder(s), Pubco’s obligation to make such HSR Issuance shall be delayed until, and contingent upon the occurrence of the time that, any applicable Holdco Stockholder has filed notification under the HSR Act and the applicable waiting period under the HSR Act (including any extensions thereof) with respect to such HSR Issuance has expired or been terminated.

SECTION 3.04. Stock Transfer Books. At the First Effective Time, the stock transfer books of Holdco shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the First-Step Surviving Corporation of the shares of Holdco Common Stock that were outstanding immediately prior to the First Effective Time. From and after the First Effective Time, the holders of Book-Entry Shares that evidenced ownership of shares of Holdco Common Stock outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such shares of Holdco Common Stock other than the right to receive (a) the Per Share Merger Consideration and (b) any dividends or other distributions to which such holder is entitled pursuant to Section 3.03, in each case without interest (subject to any applicable withholding Tax), except as otherwise provided for herein or by applicable Law.

SECTION 3.05. Calculation of Expenses. No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Holdco shall provide to Pubco a written report setting forth a list of all fees and expenses (together with final written invoices and wire transfer instructions for the payment thereof), including all legal, accounting, financial advisory, consulting, and all other fees and expenses of third parties (including, in the case of Holdco, any costs incurred to obtain consents, waivers or approvals required by Holdco under the terms of this Agreement and the cost of the Tail Policy) incurred by or on behalf of Holdco in connection with the preparation, negotiation and effectuation of the terms and conditions of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, including, all bonuses, change of control and similar payments payable by Holdco, all severance and other employment-related expenses incurred prior to or as a result of the Closing (but excluding any ordinary course payroll expenses for the pay period during which the Closing occurs) and any Transaction Payroll Taxes (the “Outstanding Holdco Transaction Expenses”).

SECTION 3.06. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Holdco capital stock that are outstanding immediately prior to the First Effective Time and that are held by stockholders of Holdco or owned by persons who shall have neither voted in favor of the First Merger nor consented thereto and who shall have demanded properly appraisal for such Holdco Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights shall not be converted into, and such stockholders or other applicable persons shall have no right to receive, the applicable Per Share Merger Consideration unless and until such stockholder or other applicable person fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of Holdco or other applicable person owning Holdco shares who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Holdco Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, in accordance with the procedure set forth in Section 3.03(b).

(b) Prior to the Closing, Holdco shall give Pubco (i) prompt notice of any demands for appraisal received by Holdco and any withdrawals of such demands, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Holdco shall not, except with the prior written consent of Pubco (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF HOLDCO

Except as set forth in Holdco’s disclosure schedule delivered by Holdco in connection with this Agreement (the “Holdco Disclosure Schedule”) (which disclosure in the Holdco Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article IV that corresponds to the section or subsection of the Holdco Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article IV to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), Holdco hereby represents and warrants to Pubco, Merger Sub I and Merger Sub II as follows:

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a) Holdco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is presently being conducted and contemplated to be conducted as of the date of this Agreement. Holdco is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Holdco Material Adverse Effect.

(b) Except for the Holdco Owned Shares, Holdco does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other person.

(c) The series of transactions pursuant to which Holdco distributed to its equityholders the securities in Holdco’s subsidiaries other than Pubco (the “Holdco Spinoff”) occurred in accordance with all applicable Laws, and Holdco has not received any claims that have been brought by any Holdco Stockholder or any other person in connection with or as a result of the Holdco Spinoff.

(d) Holdco has no other operations and has had no operations since the Holdco Spinoff.

(e) Holdco is the sole record and beneficial owner of the Holdco Owned Shares and has good and valid title to the Holdco Owned Shares. Other than this Agreement, there is no Lien affecting any of the Holdco Owned Shares or any agreement or claim involving any Lien affecting the Holdco Owned Shares.

SECTION 4.02. Organizational Documents.

(a) Holdco has prior to the date of this Agreement made available to Pubco a true, complete and correct copy of the certificate of incorporation and bylaws of Holdco, each as amended prior to the date of this Agreement. Such certificate of incorporation and bylaws are in full force and effect. Holdco is not in violation of any of the provisions of its certificate of incorporation or bylaws.

(b) After giving effect to the Pre-Closing Conversion, the allocation of the consideration payable or issuable by Pubco, including the Conversion of Securities, pursuant to the terms of this Agreement (including, for the avoidance of doubt, the information set forth in the Allocation Certificate delivered by Holdco to Pubco prior to the Closing), is consistent with the terms of the certification of incorporation, bylaws and any other organizational documents of Holdco, or any material contract to which Holdco is a party.

SECTION 4.03. Capitalization.

(a) The authorized capital stock of Holdco consists of 120,000,000 shares of Holdco Class A Common Stock, 63,489,754 shares of Holdco Class B Common Stock, 12,789,218 shares of Holdco Series A Preferred Stock, 18,433,859 shares of Holdco Series B Preferred Stock, 18,433,859 shares of Holdco Series B-NV Preferred Stock, 17,313,021 shares of Holdco Series C Preferred Stock, 17,313,021 shares of Holdco Series C-NV Preferred Stock, 8,394,102 shares of Holdco Series D-1 Preferred Stock, 7,169,208 shares of Holdco Series E Preferred Stock, 12,179,564 shares of Holdco Series E-1 Preferred Stock and 8,938,308 shares of Holdco Series E-2 Preferred Stock. As of the date of this Agreement, (i) 5,627,636 shares of Holdco Class A Common Stock, zero (0) shares of Holdco Class B Common Stock, 12,789,218 shares of Holdco Series A Preferred Stock, 12,535,024 shares of Holdco Series B Preferred Stock, 5,898,835 shares of Holdco Series B-NV Preferred Stock, 4,276,880 shares of Holdco Series C Preferred Stock, 13,036,141 shares of Holdco Series C-NV Preferred Stock, 8,394,102 shares of Holdco Series D-1 Preferred Stock, 7,140,646 shares of Holdco Series E Preferred Stock, 6,072,815 shares of Holdco Series E-1 Preferred Stock and 6,386,575 shares of Holdco Series E-2 Preferred Stock are issued and outstanding, and (ii) zero (0) shares of Holdco Class A Common Stock, Holdco Class B Common Stock or Holdco Preferred Stock held in treasury. Holdco has reserved an aggregate of 12,642,364 shares of Holdco Common Stock under Holdco Option Plan, of which as of the date of this Agreement, (A) Holdco Options to purchase 9,956,990 shares of Holdco Common Stock are outstanding and (B) Holdco Options to purchase 475,546 shares of Holdco Common Stock remain available for allocation under Holdco Option Plan. There is one (1) Holdco Warrant outstanding, that, in aggregate, is exercisable for 28,562 shares of Class A Common Stock.

(b) Other than Holdco Options and Holdco Warrants, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Holdco or obligating Holdco to issue or sell any shares of capital stock. Holdco is not a party to, nor otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Except as set forth in Section 4.03(b) of the Holdco Disclosure Schedule, there are no voting trusts, voting agreements, proxies, stockholder agreements or other agreements with respect to the voting or transfer of Holdco Common Stock or any of the equity interests or other securities of Holdco.

(c) Section 4.03(c) of the Holdco Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each Holdco Option outstanding under Holdco Option Plan: (i) the name of Holdco Option recipient; (ii) the number of shares of Holdco Common Stock subject to such Holdco Option; (iii) the exercise price of such Holdco Option; (iv) the date on which such Holdco Option was granted; (v) the date on which such Holdco Option expires; and (vi) the vesting schedule of Holdco Option, including the terms of any acceleration rights thereunder. No Holdco Option was granted with an exercise price per share less than the fair market value of the underlying shares of Holdco Common Stock as of the date such Holdco Option was granted. All shares of Holdco Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Holdco has no commitment to grant Holdco Options that have not yet been granted as of the date of this Agreement.

(d) There are no outstanding contractual obligations of Holdco to repurchase, redeem or otherwise acquire any shares of Holdco or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(e) All outstanding shares of Holdco and all outstanding Holdco Options have been issued and granted in compliance with (A) all applicable securities laws and other applicable Laws, (B) the terms of Holdco Option

Plan (if applicable) and (C) all pre-emptive rights and other requirements set forth in applicable contracts to which Holdco is a party.

(f) All outstanding shares of Holdco Common Stock and Holdco Preferred Stock have been issued and granted in compliance with (i) applicable securities laws and other applicable laws and (ii) any pre-emptive rights and other similar requirements set forth in applicable contracts to which Holdco is a party.

SECTION 4.04. Authority Relative to this Agreement. Holdco has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving Holdco Requisite Stockholder Approval, to consummate the Transactions. The execution and delivery by Holdco of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by Holdco of its obligations hereunder and thereunder and the consummation by Holdco of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Holdco are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Mergers, the Pre-Closing Conversion, and the Holdco Requisite Stockholder Approval, which the Written Consents shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been, and the other Transaction Documents to which Holdco is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by Holdco and, assuming the due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of Holdco, enforceable against Holdco in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). To the knowledge of Holdco, no state takeover statute is applicable to the Mergers or the other Transactions.

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery by Holdco of this Agreement and the other Transaction Documents to which Holdco is or will at the Closing be a party does not, and subject to consummation of the Pre-Closing Conversion, receipt of the Holdco Requisite Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement by Holdco will not (i) conflict with or violate the certificate of incorporation or bylaws of Holdco, (ii) conflict with or violate any United States or non-U.S. statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to Holdco or by which any property or asset of Holdco is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of Holdco pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Holdco Material Adverse Effect or would otherwise be material to Pubco and its subsidiaries following the Closing.

(b) The execution and delivery of this Agreement by Holdco does not, and the performance of this Agreement by Holdco will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-U.S. government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Holdco from performing its material obligations under this Agreement.

SECTION 4.06. Permits; Compliance. Holdco is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Holdco to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Holdco Permits”), except where the failure to have such Holdco Permits would not have a Holdco Material Adverse Effect. No suspension or cancellation of any of Holdco Permits is pending or, to the knowledge of Holdco, threatened. Holdco is not in conflict with, or in default, breach or violation of, (a) any Law applicable to Holdco, or by which any property or asset of Holdco is bound or affected, or (b) any Material Contract or Holdco Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Holdco Material Adverse Effect.

SECTION 4.07. Financial Statements.

(a) Holdco has prior to the date of this Agreement made available to Pubco true, complete and correct copies of the Holdco Financials as of December 31, 2021, the Holdco Financials as of December 31, 2022, the Holdco Financials as of March 31, 2023 (collectively, the “Holdco Financial Statements”), which are attached as Section 4.07(a) of the Holdco Disclosure Schedule. Except as set forth in Section 4.07(a) of the Holdco Disclosure Schedule, each of the Holdco Financial Statements (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of Holdco as at the date thereof and for the period indicated therein.

(b) Except as and to the extent set forth on the Holdco Financial Statements, Holdco has no liability or obligation of any nature (including, for the avoidance of doubt, any liability or obligation whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for (x) liabilities which will constitute Holdco Indebtedness or Outstanding Holdco Transaction Expenses and which reduce the amount of Pubco Shares, Pubco Non-Voting Shares and Exchanged Options issuable under this Agreement and (y) liabilities that would not be material to Pubco and its subsidiaries following the Closing and do not result from any breach or violation by Holdco of any commitments, obligations or applicable Laws to which it is subject or bound.

(c) Schedule D sets forth, as of the date of this Agreement, Holdco’s good faith estimate of the Fully-Diluted Holdco Shares, Holdco Cash, Holdco Indebtedness and Outstanding Holdco Transaction Expenses, in each case as of the Closing.

SECTION 4.08. Absence of Certain Changes or Events. Since March 31, 2023, except as otherwise reflected in the Holdco Financial Statements, or as expressly contemplated by this Agreement, (a) Holdco has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, (b) Holdco has not engaged in any operations, acquired any assets or incurred any liabilities other than in the ordinary course of business, (c) there has not been any Holdco Material Adverse Effect, and (d) Holdco has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

SECTION 4.09. Absence of Litigation. There is no litigation, suit, claim, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, or audit commenced, brought, conducted or heard by or before, or otherwise involving, any court or any Governmental Authority of competent jurisdiction or any arbitrator or arbitration panel with binding authority over the relevant parties (an “Action”) pending or threatened against Holdco, its directors or officers or any property or asset of Holdco before any Governmental Authority, nor to Holdco’s knowledge is there any reasonable basis for any such Action to be brought. Neither Holdco, nor any material property or asset of Holdco is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Holdco Disclosure Schedule lists, as of the date of this Agreement, all material Plans. For purposes herein, a “Plan” is defined as: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including without limitation, any equity or equity-based compensation (including without limitation stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, health, welfare or fringe benefit, vacation, paid time off, severance, or employee loan plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by Holdco, or to which Holdco contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of Holdco or their spouses, beneficiaries or dependents, or with respect to which Holdco has or may have any liability, contingent or otherwise.

(b) With respect to each Plan in effect as of the date of this Agreement, Holdco has prior to the date of this Agreement made available to Pubco material documents pursuant to which such Plan is maintained, funded or administered.

(c) At no time has Holdco or any ERISA Affiliate ever maintained, sponsored, participated in, contributed to or had or reasonably expected to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with Holdco would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d) None of the Transactions will (i) entitle any current or former individual service provider of Holdco to any payment of separation, severance, termination or similar benefits, (ii) result in any compensatory payment becoming due to any such individual, (iii) result in any forgiveness of indebtedness, or (iv) accelerate the time of payment or vesting, or materially increase the amount, of any benefit or other compensation due to any such individual.

(e) None of the Plans provides, nor does Holdco have or reasonably expect to have any obligation to provide, retiree medical benefits to any current or former employee, officer, director or consultant of Holdco after termination of employment, except as required under Section 4980B of the Code or any similar Laws.

(f) (i) Each Plan is and has been operated and administered in all material respects in accordance with its terms and in compliance with the requirements of all applicable Laws including, without limitation, ERISA and the Code, and (ii) no Action is pending or, to the knowledge of Holdco, threatened with respect to any Plan (other than claims for benefits in the ordinary course).

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a timely favorable determination or opinion letter from the Internal Revenue Service (“IRS”) as to its qualification, and, to the knowledge of Holdco, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has, in all material respects, been administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

(i) Holdco has no obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of Holdco for any Taxes under Section 409A or 4999 of the Code.

SECTION 4.11. Labor and Employment Matters.

(a) The employment of each employee of Holdco is terminable at will by Holdco and upon termination of the employment of any such employee, no severance or other payments will become due.

(b) There are no material Actions pending or, to the knowledge of Holdco, threatened against Holdco by any of its current or former employees, which Actions would be material to Holdco.

(c) Holdco is and has been in compliance in all respects with all applicable Laws relating to the employment of labor, including those relating to wages, hours, immigration, discrimination, labor relations, layoffs or plant closings, furloughs, collective bargaining, proper classification of all persons who performed services on behalf of Holdco for all purposes (including for Tax purposes, for purposes of determining eligibility to participate in any Plan and for purposes of the Fair Labor Standards Act), the maintenance and handling of personnel records, occupational health and safety, sick time and leave, disability and the payment and withholding of Taxes, and have withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such authority, all amounts required by Law or agreement to be withheld from the wages or salaries of the employees of Holdco. All of the individual persons who have performed services for or on behalf of Holdco are and have been authorized to work for Holdco in accordance with all applicable Laws.

SECTION 4.12. Real Property. Holdco does not own any real property. Holdco is not party to any leases, subleases, licenses, or sublicenses, or otherwise in occupation of any real property.

SECTION 4.13. Intellectual Property Rights.

(a) Holdco has no registered Intellectual Property Rights or applications for registrations of other Intellectual Property Rights (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar). There is no Software owned or purported to be owned by Holdco. There is no Holdco IP used in the operation of the business of Holdco.

(b) There is no Holdco-Owned IP and no Holdco-Licensed IP.

(c) Holdco has no trade secrets. Holdco has no Products.

SECTION 4.14. Taxes.

(a) Holdco: (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date of this Agreement and all such filed Tax Returns are true, complete and correct in all material respects; (ii) has timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Holdco is otherwise obligated to pay, except with respect to Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) Except as would not be material, Holdco has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(c) Holdco has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was Amprius, Inc.).

(d) Holdco does not have material liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to Taxes), or otherwise by operation of applicable Law, excluding any Tax liabilities of Pubco.

(e) Holdco does not have a request for a material ruling in respect of Taxes pending between Holdco and any Taxing Authority.

(f) Holdco has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) Holdco has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) To the knowledge of Holdco, there are no facts, circumstances or plans, and Holdco has not taken or agreed to take any action, that, either alone or in combination, would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(i) To the knowledge of Holdco, no person holds shares of Holdco capital stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(j) No payment or series of payments that would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or any other applicable Law, has been made or will be made by Holdco, directly or indirectly, to any current or former employee, officer, independent contractor, or director in connection with the execution of this Agreement or as a result of the consummation of the Transactions.

(k) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax Authority relating to Taxes.

SECTION 4.15. Other Contracts.

(a) Section 4.15(a) of the Holdco Disclosure Schedule lists, as of the date of this Agreement, all contracts and agreements (whether oral or in writing) to which Holdco is a party that is material to Holdco or that would be material to Pubco and its subsidiaries following the Closing (such contracts and agreements but excluding any Plan being the “Material Contracts”); provided that Section 4.15(a) of the Holdco Disclosure Schedule shall not be required to set forth any contract or agreement that is (x) otherwise disclosed in the Holdco

Disclosure Schedule, (y) which is solely related to the issuance of equity of Holdco to the equityholder thereof, or (z) are customary, ordinary course engagement agreements for legal, accounting or financial advisory services of the type described in the definition of Outstanding Holdco Transaction Expenses.

(b) (i) Each Material Contract is a legal, valid and binding obligation of Holdco and, to the knowledge of Holdco, the other parties thereto, and Holdco is not in any material respect in breach or violation of, or in any material respect in default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to Holdco’s knowledge, no other party is in any material respect in breach or violation of, or in any material respect in default under, any Material Contract; and (iii) Holdco has not received any written, or to the knowledge of Holdco, oral claim of default under any such Material Contract. Holdco has prior to the date of this Agreement furnished or made available to Pubco true, complete and correct copies of all Material Contracts in effect as of the date of this Agreement, including amendments thereto that are material in nature.

SECTION 4.16. Insurance.

(a) True, complete and correct copies of all material insurance policies under which Holdco is an insured in effect as of the date of this Agreement have prior to the date of this Agreement been made available to Pubco.

(b) With respect to each such insurance policy, except as would not have a Holdco Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) Holdco is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of Holdco, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

SECTION 4.17. Board Approval; Vote Required. Holdco Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Mergers are fair to and in the best interests of Holdco and its stockholders, (b) approved and adopted this Agreement and the Mergers and declared their advisability, (c) approved the Mergers and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Mergers by the stockholders of Holdco, and (e) directed that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions (including the Mergers) be submitted for consideration by Holdco’s stockholders (the “Holdco Board Approval”). The Holdco Requisite Stockholder Approval is the only vote of the holders of any class or series of capital stock of Holdco necessary to adopt this Agreement and approve the Transactions.

SECTION 4.18. Certain Business Practices. Since January 1, 2018, neither Holdco nor any director, officer, or employee, or to Holdco’s knowledge, agent of Holdco, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses; (b) made any unlawful payment to foreign official (as defined in the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)) or domestic government official or employees or to foreign or domestic political parties or campaigns; (c) violated any provision of the FCPA or any other applicable anti-corruption law; or (d) made any payment in the nature of criminal bribery.

SECTION 4.19. Interested Party Transactions.

(a) Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business and any relationships between any such Person and Pubco and its subsidiaries, no director, officer or other affiliate of Holdco has or has had, directly or indirectly: (i) an economic interest in any person that has furnished or sold, or furnishes or sells, services or

Products that Holdco furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, or proposes to Holdco to purchase from or sell or furnish to, Holdco any goods or services; or (iii) any contractual or other arrangement with Holdco, other than in the case of this clause (iii) customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20.

(b) Section 4.20(b) of the Holdco Disclosure Schedule lists each stockholder agreement, voting agreement, registration rights agreement, voting trust, proxy, co-sale agreement, management rights agreement, or other similar contract between Holdco and any holder of equity interests in Holdco, including any such contract granting any person investor rights, rights of first refusal, rights of first offer or negotiation, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

(c) All of the Investor Agreements can be terminated by Holdco effective upon the Closing (regardless of any provisions therein providing for the survival of any obligations or liability of Holdco or its subsidiaries thereunder), and upon termination in accordance with Section 7.17 will be of no further force or effect, and none of the parties to any of the Investor Agreements will have any obligation or liability to any other party thereunder. Upon such termination of each Investor Agreement, no party thereto will have any surviving rights, remedies or powers in relation to any failure on the part of any other party or any other person to perform any duty or obligation under such Investor Agreement.

SECTION 4.20. Exchange Act. Holdco is not currently (and has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 4.21. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Holdco.

SECTION 4.22. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Holdco Disclosure Schedule), Holdco hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Holdco, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Pubco, its affiliates or any of their respective Representatives by, or on behalf of, Holdco, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Holdco nor any other person on behalf of Holdco has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Pubco, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Holdco (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Pubco, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

SECTION 4.23. Holdco’s Investigation and Reliance. Holdco hereby acknowledges and agrees that except for the representations and warranties set forth in Article V, or any ancillary agreement contemplated thereby, none of Pubco, Merger Sub I, Merger Sub II or any of its or their Representatives, affiliates or any other person, has made or is making any express or implied representation or warranty with respect to Pubco, Merger Sub I or Merger Sub II or its or their business or operations. Holdco further acknowledges and agrees that except for the representations and warranties set forth in Article V or any ancillary agreement contemplated thereby, Holdco has not relied on any representation or warranty from Pubco, Merger Sub I, Merger Sub II or any of its or their Representatives, affiliates or any other person, in determining whether to enter into this Agreement or the Transactions.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PUBCO, MERGER SUB I AND MERGER SUB II

Except as set forth in the Pubco SEC Reports publicly available prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Pubco SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a Pubco SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)), Pubco hereby represents and warrants to Holdco as follows:

SECTION 5.01. Corporate Organization.

(a) Pubco is a Delaware corporation validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Pubco Material Adverse Effect.

(b) Merger Sub I and Merger Sub II are each wholly-owned subsidiaries of Pubco. Except for Merger Sub I, Merger Sub II and Amprius Technologies Operating, Inc., Pubco does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 5.02. Organizational Documents. Each of Pubco, Merger Sub I and Merger Sub II has heretofore furnished to Holdco true, complete and correct copies of the Pubco Organizational Documents and the Merger Sub Organizational Documents. The Pubco Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Pubco, Merger Sub I nor Merger Sub II is in violation of any of the provisions of the Pubco Organizational Documents and the Merger Sub Organizational Documents.

SECTION 5.03. Capitalization.

(a) The authorized share capital of Pubco as of the date of this Agreement is divided into 950,000,000 Pubco Shares and 50,000,000 shares of preferred stock of Pubco. As of May 8, 2023, 84,971,565 Pubco Shares are issued and outstanding, (ii) no shares of preferred stock of Pubco are issued and outstanding, (iii) no Pubco Shares or shares of preferred stock of Pubco are held in treasury, and (iv) 47,720,736 Pubco Warrants are issued and outstanding.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date of this Agreement, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Pubco free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

SECTION 5.04. Authority Relative to This Agreement. Each of Pubco, Merger Sub I and Merger Sub II have all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Pubco Requisite Stockholder Approval and approval by Pubco as the sole stockholder of Merger Sub I and as the sole member of Merger Sub II, to consummate the Transactions. The execution and delivery by each of Pubco, Merger Sub I and Merger Sub II of this Agreement and the other Transaction Documents to which each of Pubco, Merger Sub I and Merger Sub II is or will at the Closing be a party, the performance by each of Pubco, Merger Sub I and Merger Sub II of its obligations hereunder and thereunder and the consummation by each of Pubco, Merger Sub I and Merger Sub II of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Pubco, Merger Sub I or Merger Sub II are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Mergers, the Pubco Requisite Stockholder Approval and the approval by Pubco as the sole stockholder of Merger Sub Common Stock and sole member of Merger Sub II, and the filing and recordation of appropriate merger documents as required by the DGCL and/or the DLLCA, and (b) with respect to the issuance of Pubco Shares and Pubco Non-Voting Shares, and the Pubco Requisite Stockholder Approval and the filing and effectiveness of the Pubco Effective Time Certificate). This Agreement has been, and the other Transaction Documents to which each of Pubco, Merger Sub I and Merger Sub II is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by Pubco, Merger Sub I and Merger Sub II and, assuming due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of Pubco, Merger Sub I or Merger Sub II, enforceable against Pubco, Merger Sub I or Merger Sub II in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery by each of Pubco, Merger Sub I and Merger Sub II of this Agreement and the other Transaction Documents to which each of Pubco, Merger Sub I and Merger Sub II is or will at the Closing be a party does not, and the performance of this Agreement by each of Pubco, Merger Sub I and Merger Sub II will not, subject to receiving the Pubco Requisite Stockholder Approval and approval by Pubco as the sole stockholder of Merger Sub I and sole member of Merger Sub II, (i) conflict with or violate the Pubco Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of Pubco, Merger Sub I or Merger Sub II or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Pubco, Merger Sub I or Merger Sub II pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Pubco, Merger Sub I, Merger Sub II is a party or by which each of Pubco, Merger Sub I or Merger Sub II or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Pubco Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Pubco, Merger Sub I and Merger Sub II does not, and the performance of this Agreement by each of Pubco, Merger Sub I and Merger Sub II will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, and the filing and recordation of appropriate merger documents as required by the DGCL and/or the DLLCA and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Pubco, Merger Sub I or Merger Sub II from performing its material obligations under this Agreement.

SECTION 5.06. Compliance. Neither Pubco, Merger Sub I nor Merger Sub II is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Pubco, Merger Sub I or Merger Sub II or by which any property or asset of Pubco, Merger Sub I or Merger Sub II is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Pubco, Merger Sub I or Merger Sub II is a party or by which Pubco, Merger Sub I or Merger Sub II or any property or asset of Pubco, Merger Sub I or Merger Sub II is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Pubco Material Adverse Effect. Each of Pubco, Merger Sub I and Merger Sub II is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Pubco, Merger Sub I or Merger Sub II to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07. SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Pubco has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since September 16, 2022, together with any amendments, restatements or supplements thereto (collectively, the “Pubco SEC Reports”). Pubco has prior to the date of this Agreement furnished to Holdco (with respect to amendments or modifications made on or prior to the date of this Agreement) and shall have promptly furnished to Holdco (with respect to amendments or modifications after the date of this Agreement) true, complete and correct copies of all amendments and modifications that have not been filed by Pubco with the SEC to all agreements, documents and other instruments that previously had been filed by Pubco with the SEC and are then in effect. As of their respective dates, the Pubco SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Pubco has filed with the SEC all documents required with respect to Pubco by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Pubco SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Pubco as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Pubco has no off-balance sheet arrangements that are not disclosed in the Pubco SEC Reports. No financial statements other than those of Pubco are required by GAAP to be included in the consolidated financial statements of Pubco.

(c) Except as and to the extent set forth in the Pubco SEC Reports, neither Pubco, Merger Sub I nor Merger Sub II has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Pubco’s, Merger Sub I’s and Merger Sub II’s business.

(d) Pubco is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.

SECTION 5.08. Board Approval; Vote Required.

(a) At a meeting duly called and held (or by way of unanimous written resolution in lieu of a meeting), the Pubco Special Committee has (i) determined that this Agreement and the Transactions (including the Mergers) are fair to and in the best interests of Pubco and the Unaffiliated Stockholders, and (ii) recommended that the Board of Directors of Pubco approve, adopt and declare advisable this Agreement and the Mergers and recommend that Pubco stockholders vote to adopt and approve this Agreement, the Pubco Effective Time Certificate and the consummation of the transactions contemplated hereby.

(b) At a meeting duly called and held (or by way of unanimous written resolution in lieu of a meeting), the Board of Directors of Pubco has (i) determined that this Agreement and the Transactions (including the Mergers) are in the best interests of all of the stockholders of Pubco and approved the Agreement and the Transactions (including the Mergers), and (ii) recommended the approval and adoption of this Agreement, the Pubco Effective Time Certificate and the Transactions by the stockholders of Pubco (including the Unaffiliated Stockholders).

(c) The only votes of the holders of Pubco’s capital stock necessary to adopt this Agreement and any Transaction Document and to approve the Transactions are (i) the affirmative vote of at least two-thirds of the outstanding voting power of the Pubco Shares (the “Pubco Stockholder Approval”) and (ii) the Pubco Unaffiliated Stockholder Approval (together, the “Pubco Requisite Stockholder Approval”).

(d) The Merger Sub I Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Mergers are fair to and in the best interests of Merger Sub I and its sole stockholder, (ii) approved and adopted this Agreement and the Mergers and declared their advisability, (iii) approved the Mergers and the other Transactions, (iv) recommended the approval and adoption of this Agreement and the Mergers by the sole stockholder of Merger Sub I, and (v) directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the sole stockholder of Merger Sub I.

(e) The only vote of the holders of any class or series of capital stock of Merger Sub I necessary to approve this Agreement, the Mergers and the other Transactions is the affirmative vote of the sole stockholder of Merger Sub I.

(f) The managing members of Merger Sub II, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Mergers are fair to and in the best interests of Merger Sub II and its sole member, (ii) approved and adopted this Agreement and the Mergers and declared their advisability, (iii) approved the Mergers and the other Transactions, (iv) recommended the approval and adoption of this Agreement and the Mergers by the sole member of Merger Sub II, and (v) directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the sole member of Merger Sub II.

(g) The only vote of the holders of any equity interest in Merger Sub II necessary to approve this Agreement, the Mergers and the other Transactions is the affirmative vote of the sole member of Merger Sub II.

SECTION 5.09. No Prior Operations of Merger Subs. Merger Sub I and Merger Sub II were incorporated solely for the purpose of engaging in the Transactions and have not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than those incident to its existence or as contemplated by this Agreement.

SECTION 5.10. Brokers. Except for Houlihan Lokey Capital, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Pubco, Merger Sub I or Merger Sub II.

SECTION 5.11. Taxes.

(a) Pubco: (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date of this Agreement and all such filed Tax Returns are true, complete and correct in all material respects; (ii) has timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Pubco is otherwise obligated to pay, except with respect to Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) Pubco has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(c) To the knowledge of Pubco, Merger Sub I or Merger Sub II, there are no facts, circumstances or plans, and neither Pubco, Merger Sub I nor Merger Sub II has taken or agreed to take any action, that, either alone or in combination, would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

SECTION 5.12. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V (as modified by the preamble to this Article), Pubco hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Pubco, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Holdco, its affiliates or any of their respective Representatives by, or on behalf of, Pubco, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Pubco nor any other person on behalf of Pubco has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Holdco, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Pubco (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Holdco, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

SECTION 5.13. Pubco and Merger Subs’ Investigation and Reliance. Pubco, Merger Sub I, Merger Sub II hereby acknowledge and agree that except for the representations and warranties set forth in Article IV (as modified by the Holdco Disclosure Schedule), or any ancillary agreement contemplated thereby, none of Holdco or its Representatives, affiliates or any other person, has made or is making any express or implied representation or warranty with respect to Holdco or its or their business or operations. Pubco, Merger Sub I and Merger Sub II further acknowledge and agree that they have conducted their own due diligence of Pubco in relation to the Transactions, and that except for the representations and warranties set forth in Article IV (as modified by the Holdco Disclosure Schedule) or any ancillary agreement contemplated thereby, Pubco, Merger Sub I and Merger Sub II have not relied on any representation or warranty from Holdco or any of its Representatives, affiliates or any other person, in determining whether to enter into this Agreement or the Transactions.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGERS

SECTION 6.01. Conduct of Business by Holdco Pending the Mergers.

(a) Holdco agrees that, between the date of this Agreement and the First Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Holdco Disclosure Schedule, or (3) as required by applicable Law, unless Pubco shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Holdco shall conduct its business in the ordinary course of business.

(b) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement, any Ancillary Agreement, or (2) as set forth in Section 6.01 of the Holdco Disclosure Schedule, Holdco shall not, between the date of this Agreement and the First Effective Time or the earlier termination of this Agreement, directly or indirectly, take any action (including entering into any agreement or understanding to take any action) that is not specifically contemplated by this Agreement without the prior written consent of Pubco (which consent shall not be unreasonably conditioned, withheld or delayed), including without limitation any action to:

(i) amend or otherwise change its certificate of incorporation or bylaws;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of Holdco, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Holdco; provided, however, that the exercise or settlement of any Holdco Options or grants of Holdco Options, within the limits of Holdco Option Plan share reserve and prior to the final determination of the Exchange Ratio shall not require the consent of Pubco; provided for the sake of clarity, Holdco Options exercised, settled or granted pursuant to this Section 6.01(b)(ii) shall be included in the Fully-Diluted Holdco Shares and for the sake of further clarity, the number of shares of Holdco Common Stock reserved for issuance under Holdco Option Plan may not be increased; or (B) any Holdco Owned Shares or other material assets of Holdco;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(v) hire, terminate or change the compensation of, any employee, consultant or service provider;

(vi) materially amend, other than reasonable and usual amendments in the ordinary course of business or as required by GAAP, its accounting policies or procedures;

(vii) make any material Tax election, amend a material Tax Return or settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability, in each case, except in the ordinary course of business consistent with past practice;

(viii) engage in any operations, or incur any liability other than to the extent included as Holdco Indebtedness or Outstanding Holdco Transaction Expenses in the Exchange Ratio and related calculations, outside the ordinary course of business; or

(ix) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01. Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement following receipt of the PCAOB Financials by Pubco (and, in any case, no later than the date that is the later of June 7, 2023 and the date that is five (5) Business Days following the receipt of the PCAOB Financials by Pubco), (i) Pubco and Holdco shall prepare and file with the SEC a joint prospectus/proxy statement (as amended or supplemented, the “Proxy Statement”) at the expense of Pubco, to be sent to the stockholders of Pubco and to the stockholders of Holdco as information statements relating to (A) with respect to Holdco’s stockholders, the actions to be taken by certain stockholders of Holdco pursuant to the Written Consents and (B) with respect to Pubco’s stockholders, the Pubco Stockholders’ Meeting to be held to consider (1) the adoption and approval of the Mergers, the Pubco Effective Time Certificate, the issuance of the Pubco Shares and Pubco Non-Voting Shares in the Mergers and, to the extent applicable, the change of control resulting from the Mergers (the “Transaction Proposal”), (2) adjournment of the Pubco Stockholders’ Meeting, if necessary to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposal (the “Adjournment Proposal”) and (3) the adoption and approval of any other proposals the parties deem necessary to effectuate the Transactions (each, an “Additional Proposal” and together with the Transaction Proposal and the Adjournment Proposal, the “Pubco Proposals”) and (ii) Pubco shall, at its expense, prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the Pubco Shares to be issued to the stockholders of Holdco pursuant to this Agreement. Holdco shall furnish all information concerning Holdco as Pubco may reasonably request in connection with such actions and the preparation of the Proxy Statement and Registration Statement. Pubco and Holdco each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, Pubco shall, at its expense, take all or any action required under any applicable federal or state securities laws in connection with the issuance of Pubco Shares and Pubco Non-Voting Shares, in each case to be issued or issuable to the stockholders of Holdco pursuant to this Agreement. As promptly as practicable after finalization of the Proxy Statement, each of Holdco and Pubco shall mail the Proxy Statement to their stockholders. Each of Pubco and Holdco shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(b) No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Pubco or Holdco without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Pubco and Holdco each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Pubco Shares and Pubco Non-Voting Shares to be issued or issuable to the stockholders of Holdco in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto. Each of Pubco and Holdco shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c) Pubco represents that the information supplied by Pubco for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Pubco, (iii) the time of the Pubco Stockholders’ Meeting, and (iv) the First Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the First Effective Time, any event or circumstance relating to Pubco, Merger Sub I or Merger Sub II, or their respective officers or directors, should be discovered by Pubco which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Pubco shall promptly inform Holdco. All documents that Pubco is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d) Holdco represents that the information supplied by Holdco for inclusion in the Registration Statement and the Proxy Statement or any current report on Form 8-K shall not, at (i) the time the Registration Statement is declared effective (in the case of the Registration Statement or the Proxy Statement) or at the time filed (in the case of a current report on Form 8-K), (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Pubco (in the case of the Registration Statement or the Proxy Statement), (iii) the time of the Pubco Stockholders’ Meeting (in the case of the Registration Statement or the Proxy Statement), and (iv) the First Effective Time (in the case of the Registration Statement or the Proxy Statement), contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the First Effective Time, any event or circumstance relating to Holdco, or its officers or directors, should be discovered by Holdco which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Holdco shall promptly inform Pubco. All documents that Holdco is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 7.02. Pubco Stockholders’ Meeting; Merger Sub I Stockholder’s Approval; and Merger Sub II Member’s Approval.

(a) Pubco shall call and hold the Pubco Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Pubco Proposals, and Pubco shall use its reasonable best efforts to hold the Pubco Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to stockholders of Pubco). Pubco will ensure that all proxies solicited in connection with the Pubco Stockholders’ Meeting are solicited in compliance with all applicable Laws and the rules of The New York Stock Exchange. Pubco shall not change the Pubco Board Recommendation, subject to the fiduciary duties of the Board of Directors of Pubco and the Pubco Special Committee in the case of an Intervening Event, and shall use its reasonable best efforts to obtain the approval of the Pubco Proposals at the Pubco Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Pubco Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders, and shall include in the Proxy Statement the recommendation of the Board of Directors of Pubco and the Pubco Special Committee that the stockholders of Pubco approve the Pubco Proposals. Unless this Agreement is validly terminated in accordance with Article IX, Pubco shall continue to hold the Pubco Stockholders’ Meeting notwithstanding any change in the Pubco Board Recommendation.

SECTION 7.03. Holdco Stockholders’ Written Consents. Unless this Agreement has been terminated in accordance with Section 9.01, upon the terms set forth in this Agreement, Holdco shall seek the irrevocable written consent, in form and substance reasonably acceptable to Pubco, of holders of the Holdco Requisite Stockholder Approval (including the Key Holdco Stockholders) in favor of the approval and adoption of this Agreement, the Pre-Closing Conversion, the Conversion of Securities and the Mergers and all other transactions contemplated by this Agreement (the “Written Consents”) as soon as reasonably practicable after the Registration Statement becomes effective and the prospectus thereunder has been promulgated, and in any event within twenty-four (24) hours thereafter. Holdco shall promptly deliver notice, in form and substance reasonably acceptable to Pubco, to each Holdco Stockholder whose consent was not obtained pursuant to the Written Consents, which notice shall include the notice to stockholders required by Section 228(e) of the DGCL and Section 262 of the DGCL of the approval of the Mergers and that appraisal rights are available. Such notice will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 7.04. Access to Information; Confidentiality.

(a) From the date of this Agreement until the First Effective Time, Holdco and Pubco shall (and shall cause their respective subsidiaries (if any) to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries (if any) and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries (if any) as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither Holdco nor Pubco shall be required to provide access to or disclose information where the access or disclosure would (i) jeopardize the protection of attorney-client privilege or contravene applicable Law or (ii) require providing access that such party reasonably determines would jeopardize the health and safety of any employee of such party (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Mutual Non-Disclosure Agreement, dated as of January 5, 2023 (the “Confidentiality Agreement”), between Pubco and Holdco.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

(d) The parties hereto agree that, as to all communications between or among Holdco, the Holdco Stockholders and each of their respective affiliates and advisors, to the extent not indicative of fraud by Holdco, the Holdco Stockholders and/or each of their respective affiliates and advisors, and relating to this Agreement or the Transactions, any such attorney-client privilege relating thereto shall, after giving effect to the Transactions, solely with respect to claims by Pubco against the Holdco Stockholders or any of their Affiliates, or their respective officers, directors, employees, agents or advisors, shall not be used against such parties by Pubco, the Merger Subs, the First-Step Surviving Corporation, the Surviving Entity, or any affiliate of the foregoing, in connection with any disputes.

SECTION 7.05. Holdco Solicitation. From and after the date of this Agreement and ending on the earlier of (a) the First Effective Time and (b) the termination of this Agreement in accordance with Section 9.01, to the fullest extent permitted by Law, each of Holdco and Pubco shall not, and shall cause their respective Representatives not to initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, or engage in any discussions or negotiations with respect to, any transaction that would reasonable be expected to be a breach of this Agreement or interfere with the consummation of the transactions contemplated hereby.

SECTION 7.06. Directors’ and Officers’ Indemnification.

(a) Following the First Effective Time, Pubco shall cause the Surviving Entity to indemnify, defend and hold harmless, and provide advancement of expenses to, Holdco’s directors and officers in connection with any claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director or officer of Holdco prior to the First Effective Time, to the same extent such persons are indemnified or have the right to advancement of expenses by Holdco as of immediately prior to the First Effective Time, and shall honor any indemnification agreements in existence as of the date of this Agreement (a list of which is set forth on Section 7.06(a) of the Holdco Disclosure Schedule). From and after the First Effective Time, Pubco shall guaranty, and shall cause the Surviving Entity to honor, the covenants contained in this Section 7.06(a).

(b) Prior to the Closing Date, Holdco shall obtain or have obtained (at Holdco’s sole cost and expense) a non-cancelable run-off directors and officers “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s policy as in effect on the date of this Agreement), for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of Holdco on or prior to the Closing Date (the “Tail Policy”).

SECTION 7.07. Notification of Certain Matters. From the date hereof until the Closing (or the earlier termination of this Agreement in accordance with Article IX), Holdco shall give prompt notice to Pubco, and Pubco shall give prompt notice to Holdco, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any person alleging that the consent of such person is or may be required in connection with the Transactions, (b) any actions, suits, claims, investigations or proceeds commenced or, to such party’s knowledge, threatened against, relating to, or involving or otherwise affecting such party in relation to the Transactions, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (i) that is qualified as to “materiality”, “Holdco Material Adverse Effect” or “Pubco Material Adverse Effect” to be untrue and (ii) that is not so qualified to be untrue in any materials respect, and (d) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail to be satisfied at the Closing; provided, however, that the delivery of any notice pursuant to this Section 7.07 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement, (B) limit the remedies available to the party receiving such notice, or (C) affect or be deemed to modify the conditions to the obligations of the parties to consummate the Mergers. The terms and conditions of the Confidentiality Agreement apply to any information provided under this Section 7.07.

SECTION 7.08. Allocation Certificate. Holdco shall prepare and deliver to Pubco at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Holdco in a form reasonably acceptable to Pubco (the “Allocation Certificate”) setting forth (as of immediately prior to the First Effective Time) (a) each holder of Holdco Common Stock, Holdco Voting Preferred Stock, Holdco Non-Voting Preferred Stock, Holdco Warrants and Holdco Options; (b) such holder’s name; (c) the number and type of Holdco Common Stock, Holdco Voting Preferred Stock, Holdco Non-Voting Preferred Stock and/or Holdco Warrants held and/or underlying Holdco Options as of the immediately prior to the First Effective Time for each such holder; (d) the number and type of shares of Pubco Shares and Pubco Non-Voting Shares to be issued to such holder, or to underlie any Exchanged Option to be issued to such holder, pursuant to this Agreement and calculated in accordance with the Per Share Merger Consideration in respect of Holdco Common Stock, Holdco Voting Preferred Stock, Holdco Non-Voting Preferred Stock and/or Holdco Warrants or in accordance with Section 3.02(a)(vi) in respect of Holdco Options held by such holder as of immediately prior to the First Effective Time, (e) the Exchange Ratio, (f) the Discounted Exchange Ratio, (g) the Per Share Merger Consideration, (h) each holder’s Exchanged Options, and (i) each calculation underlying or related to the foregoing, and (j) with respect to each holder of a Holdco Option that is a Holdco service provider, whether such holder has terminated continuous service and if so, the date of such termination and the reason therefor. Holdco shall incorporate any comments provided by Pubco in good faith to the Allocation Certificate and any drafts thereof, and the Allocation Certificate shall be in mutually acceptable form prior to Closing.

SECTION 7.09. Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Holdco as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Mergers. In case, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Excluding Section 7.13, notwithstanding other provisions in this Agreement, in the event that, in connection with the involvement of Holdco or Pubco, or their respective affiliates, in the set of transactions contemplated under this Agreement, Holdco and Pubco reasonably conclude in good faith after consultation with counsel, and subject to consultation and good faith consideration of the views of the other party, that submission of any additional regulatory filing with a Governmental Authority (under a Foreign Investment Law or otherwise) would be either required or advisable, each of Holdco and Pubco, and their respective affiliates, shall use their reasonable best efforts to promptly submit a filing with the appropriate Governmental Authority (the “Regulatory Filing”), at Pubco’s expense. In the event of a Regulatory Filing, each of Holdco, Pubco, and their respective affiliates shall use reasonable best efforts to cooperate and coordinate with the other party in preparing and submitting the Regulatory Filing and in obtaining regulatory approval from the appropriate Governmental Authority, including, to the extent permitted by applicable Law and subject to customary confidentiality restrictions and all applicable privileges (including the attorney-client privilege) and consistent with any instruction or direction from the respective Governmental Authority, consultation on information to be presented to the Governmental Authority and sharing of draft documents prior to submission, prompt notification of any communication from the Governmental Authority or any of its member agencies, and in connection with resolving any investigation or other inquiry of the Governmental Authority or any of its member agencies. Holdco, Pubco, or their respective affiliates shall take or accept any actions, conditions, or restrictions proposed by the appropriate Governmental Authority as a condition of obtaining regulatory approval with respect to a Regulatory Filing; provided, however, that Holdco shall not be required to accept any actions, conditions, or restrictions that would have a material adverse impact on Holdco’s business. Holdco and Pubco shall as between themselves each bear one half of all costs for preparing any Regulatory Filing and seeking regulatory approval.

SECTION 7.10. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Pubco and Holdco. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of The New York Stock Exchange, each of Pubco and Holdco shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Mergers or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.10 shall prevent Pubco or Holdco and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

SECTION 7.11. Tax Matters.

(a) Each of Pubco, Merger Sub I, Merger Sub II and Holdco shall use their reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action or fail to take any action which to its knowledge, whether before or after the First Effective Time, could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each of Pubco, Merger Sub I, Merger Sub II and Holdco and their respective affiliates shall cause all Tax Returns to be filed on a basis consistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Mergers.

(b) Each party shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of the Surviving Entity, Pubco, Merger Sub I, Merger Sub II and Holdco (each, a “Tax Proceeding”). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Pubco shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati, P.C. to deliver a tax opinion regarding the Intended Tax Treatment to Pubco and Holdco shall use its reasonable best efforts to cause Baker & McKenzie LLP to deliver a tax opinion regarding the Intended Tax Treatment to Holdco. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

SECTION 7.12. Stock Exchange Listing. Pubco will use its reasonable best efforts, at its expense, to cause the Pubco Shares issued in connection with the Transactions to be approved for listing on The New York Stock Exchange at Closing. Prior to filing any document in connection with the foregoing in this Section 7.12, Pubco shall give Holdco a reasonable opportunity to review and comment on any proposed filings and consider in good faith any such reasonable comments thereto.

SECTION 7.13. Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, with filing fees to be paid by Pubco. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 7.14. CFIUS. Notwithstanding anything to the contrary contained in this Agreement, or any other related transaction document (the “Transaction Documents”), Holdco agrees that no grant of shares or other grant of rights under the Transaction Documents is intended to or shall afford Holdco, nor any foreign person affiliated with Holdco to obtain through Holdco, any DPA Triggering Rights with respect to Pubco, Merger Sub I or Merger Sub II. To the extent that any term in the Transaction Documents would afford any of the foregoing DPA Triggering Rights to Holdco, or any foreign person affiliated with Holdco, such term shall have no effect until the parties hereto establish a mechanism to remove such DPA Triggering Rights.

SECTION 7.15. PCAOB Financials. Holdco shall use reasonable best efforts to deliver true and complete copies of (a) the audited balance sheet of Holdco as of each of December 31, 2021 and December 31, 2022 (and any such other periods as may be required in connection with the filing of the Proxy Statement), and the related audited statements of income and comprehensive loss, cash flows and stockholders’ equity of Holdco for such year, each audited in accordance with the auditing standards of the PCAOB, and (b) any other financial statements required to be included in the Registration Statement in order for the Registration Statement to be filed and declared effective, including any quarterly interim balance sheet and related statements of income, loss, cash flows and stockholders’ equity of Holdco during such time period (together with the items set forth in the foregoing clause (a), the “PCAOB Financials”), by May 31, 2023.

SECTION 7.16. Registration Rights Agreement Joinder. At the Closing, Pubco shall deliver its duly executed signatures to the Registration Rights Agreement Joinder to each of the stockholders of Holdco set forth on Section 7.16 of the Holdco Disclosure Schedule that has also duly executed the Registration Rights Agreement Joinder, and the stockholders of Holdco set forth on Section 7.16 of the Holdco Disclosure Schedule shall be the only persons that Holdco may transfer or assign its rights and obligations under the Registration Rights Agreement.

SECTION 7.17. Termination of Certain Agreements and Rights.

(a) Holdco shall terminate or shall cause to be terminated any Investor Agreements prior to the First Effective Time, without any surviving obligation or liability on any person such that no party thereto will have any surviving rights, remedies or powers in relation to any failure on the part of any other party or any other person to perform any duty or obligation under such Investor Agreement.

(b) Holdco shall terminate or shall cause to be terminated the Holdco Option Plan prior to the Closing.

SECTION 7.18. Transfer of Equity Interests. Prior to the First Effective Time, Holdco shall transfer, or shall cause to be transferred, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other person, held by Holdco, other than the Holdco Owned Shares, to a third party that is mutually agreed to by Holdco and Pubco, and any definitive documentation evidencing such transfer shall be in a form and substance reasonably satisfactory to Pubco.

ARTICLE VIII.

CONDITIONS TO THE MERGERS

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of Holdco, Pubco, Merger Sub I and Merger Sub II to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Pubco Stockholders’ Approval. The Pubco Proposals shall have been approved and adopted by the stockholders of Pubco at the Pubco Stockholders’ Meeting in accordance with the Proxy Statement, the Pubco Organizational Documents and the rules and regulations of The New York Stock Exchange.

(b) Pubco Unaffiliated Stockholder Approval. Pubco shall have obtained the Pubco Unaffiliated Stockholder Approval, provided that, notwithstanding anything to the contrary in this Agreement or any Transaction Documents (including the preamble to this Section 8.01), the foregoing condition that the Pubco Unaffiliated Stockholder Approval be obtained prior to Closing may not be waived by any person.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers.

(d) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e) Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Holdco Disclosure Schedule shall have been obtained from and made with all Governmental Authorities. To the extent any Regulatory Filings are being prepared or have been submitted pursuant to Section 7.09, all consents, approvals and authorizations pursuant to such filings shall have been obtained from the appropriate Governmental Authorities.

(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g) Stock Exchange Listing. The Pubco Shares to be issued in connection with the Transactions shall have been approved for listing on The New York Stock Exchange, subject only to official notice of issuance thereof.

(h) Pubco Effective Time Certificate and Bylaws. The Pubco Effective Time Certificate shall have been filed and are effective, and the Pubco Bylaws shall have been duly and validly adopted by Pubco.

SECTION 8.02. Conditions to the Obligations of Pubco, Merger Sub I and Merger Sub II. The obligations of Pubco, Merger Sub I and Merger Sub II to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Holdco contained in Section 4.01(a) (Organization and Qualification; Subsidiaries), Section 4.02 (Organizational Documents), Section 4.03(a) (Capitalization), Section 4.04 (Authority Relative to this Agreement), Section 4.07(b) (Financial Statements) and Section 4.22 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Holdco Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Holdco contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Holdco Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, would not result in a Holdco Material Adverse Effect.

(b) Agreements and Covenants. Holdco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the First Effective Time.

(c) Preferred Stock Conversion. Holdco shall have effected the conversion of Holdco Voting Preferred Stock and Holdco Non-Voting Preferred Stock into Holdco Common Stock prior to the First Effective Time.

(d) Officer Certificate. Holdco shall have delivered to Pubco a certificate, dated the date of the Closing, signed by an officer of Holdco, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b), Section 8.02(c), Section 8.02(g) and Section 8.02(i).

(e) Material Adverse Effect. No Holdco Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(f) FIRPTA Tax Certificate. On or prior to the Closing, Holdco shall deliver to Pubco a properly executed certification that shares of Holdco Common Stock are not “United States real property interests” under Section 897(c) of the Code, together with a notice to the IRS (which shall be filed by Pubco with the IRS following the Closing) in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(g) Holdco Stockholder Written Consents. The Written Consents evidencing the Holdco Requisite Stockholder Approval shall be in full force and effect.

(h) Appraisal Rights. No outstanding capital stock of Holdco shall have sought to, or continue to have a right to seek, appraisal, dissenters’, or similar rights under applicable Law with respect to their capital stock of Holdco by virtue of the Mergers.

(i) Termination of Investor Agreements. The Investor Agreements shall have been terminated in accordance with Section 4.19 and Section 7.17.

(j) Allocation Certificate. Holdco shall have delivered to Pubco the Allocation Certificate, duly executed by the Chief Financial Officer of Holdco and such Allocation Certificate shall be a form and substance reasonably acceptable to Pubco.

(k) Payoff Letters; Release of Liens. Pubco shall have received from Holdco payoff letters in a form reasonably acceptable to Pubco with respect to any and all Holdco Indebtedness. Pubco shall have received from Holdco a duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Pubco, that are necessary or appropriate to evidence the release of all liens, if any.

(l) Tax Opinion. Pubco shall have received an opinion from Wilson Sonsini Goodrich & Rosati that the Mergers, taken together as an integrated transaction, are more likely than not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

SECTION 8.03. Conditions to the Obligations of Holdco. The obligations of Holdco to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Pubco, Merger Sub I and Merger Sub II contained in Section 5.01 (Corporation Organization), Section 5.03 (Capitalization), Section 5.04 (Authority Relative to this Agreement) and Section 5.10 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Pubco Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Pubco, Merger Sub I and Merger Sub II contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Pubco Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, would not result in a Pubco Material Adverse Effect.

(b) Agreements and Covenants. Pubco, Merger Sub I and Merger Sub II shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the First Effective Time.

(c) Officer Certificate. Pubco shall have delivered to Holdco a certificate, dated the date of the Closing, signed by the President of Pubco, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d) Tax Opinion. Holdco shall have received an opinion from Baker & McKenzie LLP that the Mergers, taken together as an integrated transaction, are more likely than not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the First Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of Holdco or Pubco, as follows:

(a) by mutual written consent of Pubco and Holdco; or

(b) by either Pubco or Holdco if the First Effective Time shall not have occurred prior to the date that is six (6) months from the date of this Agreement (the “Outside Date”), provided, however, that if, as of the time the Outside Date would have otherwise occurred, all other conditions to Closing set forth in Article VIII, other than any or all of the conditions to Closing set forth in Section 8.01(d) (Antitrust Approvals and Waiting Periods), Section 8.01(e) (with respect to consents, approvals or authorizations by Governmental Authorities only) (Consents), Section 8.01(e) (Registration Statement) and Section 8.01(g) (Stock Exchange Listing) are satisfied (and other than those conditions which, by their terms, are incapable of being satisfied before the Closing), then the Outside Date will be extended without any further action by any party until 11:59 p.m. Pacific Time on the date that is nine (9) months from the date of this Agreement (the “Extended Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party (i) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date or the Extended Outside Date, as the case may be, or (ii) against which any legal proceeding is brought by a party hereto for specific performance or injunctive or other forms of equitable relief in connection herewith (which prohibition on such party’s right to terminate this Agreement shall continue throughout the pendency of such legal proceeding); or

(c) by either Pubco or Holdco if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Mergers; or

(d) by either Pubco or Holdco if the Pubco Requisite Stockholder Approval shall not have been obtained if a vote shall have been taken thereon at the Pubco Stockholders’ Meeting or at any postponement, recess or adjournment thereof; or

(e) by Pubco if Holdco shall have failed to deliver evidence of the Written Consents to Pubco within twenty-four (24) hours after the Registration Statement becomes effective; provided, however, that Pubco’s right to terminate this Agreement pursuant to this Section 9.01(e) shall expire at the time at which the Written Consents are delivered to Pubco; or

(f) by Pubco upon a breach of any representation, warranty, covenant or agreement on the part of Holdco set forth in this Agreement, or if any representation or warranty of Holdco shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Holdco Breach”); provided, that Pubco, Merger Sub I and Merger Sub II are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Holdco Breach is curable by Holdco prior to the Outside Date, Pubco may not terminate this Agreement under this Section 9.01(f) for so long as Holdco continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Pubco to Holdco (or, if earlier, the Outside Date); or

(g) by Holdco upon a breach of any representation, warranty, covenant or agreement on the part of Pubco, Merger Sub I and Merger Sub II set forth in this Agreement, or if any representation or warranty of Pubco, Merger Sub I and Merger Sub II shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating Pubco Breach”); provided, that Holdco is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Pubco Breach is curable by Pubco, Merger Sub I and Merger Sub II by the Outside Date, Holdco may not terminate this Agreement under this Section 9.01(g) for so long as Pubco, Merger Sub I and Merger Sub II continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Holdco to Pubco.

(h) by Holdco upon any change adverse to Holdco in the Pubco Board Recommendation.

SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02 and Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given, and shall be deemed duly given when (a) delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by email (provided that receipt of such electronic mail is acknowledged by electronic mail or a physical copy of such electronic mail transmission is promptly delivered pursuant to one of the other subsections of this Section 10.01), (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested, in each case to the following addresses or e-mail addresses and marked to the attention of the individual (by name or title) designated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Pubco, Merger Sub I or Merger Sub II:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher

Email: mdanaher@wsgr.com

and

if to the Pubco Special Committee:

Amprius Technologies, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Justin Mirro, Chairman of the Special Committee

if to Holdco:

Amprius, Inc.

1180 Page Ave

Fremont, CA 94538

Attention: Dr. Kang Sun

Email: kang@amprius.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

Two Embarcadero Center, Suite 1100

San Francisco, CA 94111

Attention: Derek Liu

Email: derek.liu@bakermckenzie.com

SECTION 10.02. Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04. Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

SECTION 10.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery; provided, however, that if jurisdiction is not then available in the Delaware Court of Chancery, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.

SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09. Counterparts. This Agreement may be executed and delivered (including by facsimile, electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.11. Expenses. Except as set forth in this Section 10.11, the last sentence of Section 7.09(c) or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Mergers or any other Transaction is consummated.

SECTION 10.12. Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the First Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 10.13. Pubco Special Committee Matters. For all purposes hereunder, prior to the First Effective Time, Pubco shall act with respect to the granting of any consent, permission or waiver or the making of any determination hereunder, only as directed by the Pubco Special Committee or its designees. Prior to the First Effective Time, without the consent of the Pubco Special Committee, Pubco shall not (a) eliminate, revoke or diminish the authority of the Pubco Special Committee, or (b) remove or cause the removal of any director of the Board of Directors of Pubco that is a member of the Pubco Special Committee as a member of the Pubco Special Committee.

SECTION 10.14. Waiver. Any party to this Agreement may, at any time prior to the First Effective Time, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

[Signature Page Follows.]

IN WITNESS WHEREOF, Pubco, Merger Sub I, Merger Sub II, and Holdco have caused this Agreement and Plan of Merger and Reorganization to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMPRIUS TECHNOLOGIES, INC.

By	/s/ Kang Sun
Name: Kang Sun
Title: Chief Executive Officer

COMBINE MERGER SUB, INC.

By	/s/ Sandra Wallach
Name: Sandra Wallach
Title: Vice President and Secretary

COMBINE MERGER SUB, LLC

By	/s/ Sandra Wallach
Name: Sandra Wallach
Title: Vice President and Secretary

AMPRIUS, INC.

By	/s/ William Deihl
Name: William Deihl
Title: Chief Financial Officer

EXHIBIT A

Form of Pubco Bylaws

Exhibit A is omitted because the Form of Pubco Bylaws is

included separately as Annex C to this proxy statement/prospectus.

EXHIBIT B

Form of Registration Rights Agreement Joinder

[attached]

Exhibit version

FORM OF

JOINDER TO

REGISTRATION RIGHTS AGREEMENT

By execution and delivery of this Joinder, entered into as of [●], 2023, the undersigned hereby (i) agrees and acknowledges that the undersigned is a “Holder” as defined in that certain Registration Rights Agreement, dated as of September 27, 2022, by and among Amprius Technologies, Inc., a Delaware corporation (the “Company”), Kensington Capital Sponsor IV LLC, a Delaware limited liability company, and Amprius, Inc., a Delaware corporation, as amended from time to time (the “Registration Rights Agreement”), and (ii) agrees to join in and be bound by the terms and conditions of, subject to the obligations of, and entitled to the benefits of, the Registration Rights Agreement as a Holder.

This Joinder (a) shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware and (b) may be executed in separate counterparts, including by facsimile, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of the date written above.

HOLDER:

[Print Name]

Signature

Name:

Title:

(Signature Page to Joinder to Registration Rights Agreement)

ACCEPTED & ACKNOWLEDGED:

AMPRIUS TECHNOLOGIES, INC., a Delaware corporation

By:
Name: Sandra Wallach
Title: Chief Financial Officer

EXHIBIT C

Form of Amended and Restated Certificate of Incorporation of Pubco

Exhibit C is omitted because the Form of Amended and Restated Certificate of Incorporation of Pubco is

included separately as Annex B to this proxy statement/prospectus.

SCHEDULE A

Key Holdco Stockholders

1.	SAIF Partners IV L.P.
2.	Trident Capital Fund–VI, L.P.
3.	Trident Capital Fund–VI Principals Fund, L.L.C.
4.	Vantage Point CleanTech Partners II, L.P.
5.	VantagePoint Venture Partners 2006(Q), L.P.
6.	Wuxi Industrial Development Group Co.
7.	Wuxi Chinergy Venture Investment Enterprise (Limited Partnership)
8.	IPV Capital II HK Limited
9.	IPV Capital I HK Limited
10.	Mighty Cell Holdings Limited
11.	KPCB Holdings, Inc.
12.	Yi Cui and Meng Sui Family Trust, created on July 25, 2016
13.	Yi Cui and Meng Sui, Trustees of the Meng Sui 2022 Grantor Retained Annuity Trust
14.	Yi Cui and Meng Sui, Trustees of the Yi Cui 2022 Grantor Retained Annuity Trust

SCHEDULE B

Key Pubco Stockholders

1.	Amprius, Inc.

SCHEDULE C

Knowledge Parties

Pubco Knowledge Parties

•	Dr. Kang Sun, Chief Executive Officer

•	Jon Bornstein, Chief Operating Officer

•	Sandra Wallach, Chief Financial Officer

Holdco Knowledge Parties

•	William Deihl, Chief Financial Officer

SCHEDULE D

Closing Amounts

Fully-Diluted Holdco Shares: 92, 143, 424

Holdco Cash: $132,191

Holdco Indebtedness: $0

Outstanding Holdco Transaction Expenses: $380,000

HOLDCO DISCLOSURE SCHEDULE

[attached]

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

AMPRIUS TECHNOLOGIES, INC.

a Delaware corporation

Amprius Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

A.	The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on September 14, 2022.

B.

This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware by the Board of Directors of the Company and the affirmative vote of the stockholders of the Company.

C.	The text of the Certificate of Incorporation of the Company is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Company is Amprius Technologies, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

ARTICLE IV

Section 1. This Company is authorized to issue three classes of stock, to be designated, respectively, Common Stock, Non-Voting Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,000,000,000 shares, of which 900,000,000 shares are Common Stock, $0.0001 par value per share (“Common Stock”), 50,000,000 shares are Non-Voting Common Stock, $0.0001 par value per share (“Non-Voting Common Stock”) and 50,000,000 shares are Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

Section 2.

(a) Each share of Non-Voting Common Stock that is the subject of a Converting Transfer (as defined below) or an Exempt Conversion (as defined below) shall automatically, without any further action required on the part of the Company or the holder thereof, convert into one fully paid and nonassessable share of Common Stock upon such Converting Transfer of such share or at the time established by the Board of Directors of the Company (the “Board of Directors”) or a committee thereof with respect to the Exempt Conversion of such share.

(b) In the event of a conversion of a share of Non-Voting Common Stock into a share of Common Stock pursuant to this ARTICLE IV, such conversion shall be deemed to have been made (1) with respect to an Exempt Conversion, as established in the applicable approval by the Board of Directors or a committee thereof or (2) with respect to a Converting Transfer, at the time that the Converting Transfer of such share occurred; provided that such stockholder shall have provided the Company prior to such Converting Transfer with any documentation reasonably requested by the Company to validate that such Transfer qualifies as a Converting Transfer. Upon any conversion of a share of Non-Voting Common Stock into Common Stock, all rights of the holder of such share of Non-Voting Common Stock as such shall cease and the person in whose name the certificate, if any, representing such share of Common Stock is to be issued shall be treated for all purposes as having become the record holder of such share of Common Stock. The Company shall not be obligated to issue a certificate evidencing a share of Common Stock issuable upon conversion of Non-Voting Common Stock unless either the certificate, if any, evidencing such share of Non-Voting Common Stock is delivered to the Company or its transfer agent for the Non-Voting Common Stock or the holder of such certificate notifies the Company or its transfer agent for the Non-Voting Common Stock that such certificate has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificate.

(c) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Non-Voting Common Stock pursuant to this ARTICLE IV, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Non-Voting Common Stock into shares of Common Stock. For the avoidance of doubt, no share of Non-Voting Common Stock shall be converted into a share of Common Stock except in accordance with this ARTICLE IV.

(d) For the purposes of this ARTICLE IV:

(1) “Affiliate” shall mean, with respect to any holder of shares of Non-Voting Common Stock, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such holder. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person whether through the ownership of voting securities, by contract or otherwise.

(2) “Converting Transfer” shall mean a Transfer of a share of Non-Voting Common Stock, other than a Non-Converting Transfer, that is either effected in an open market transaction or that is approved in advance by the Board of Directors or a committee thereof to a Person other than a Foreign Person.

(3) “DPA” shall mean Section 721 of the Defense Production Act of 1950, as amended, including all implanting regulations thereof.

(4) “DPA Triggering Rights” shall mean (i) “control” (as defined in the DPA); (ii) access to any “material non-public technical information” (as defined in the DPA) in the possession of the Company; (iii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; or (iv) any involvement, other than through the voting of shares, in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA).

(5) “Exempt Conversion” shall mean a conversion of a share of Non-Voting Common Stock into a share of Common Stock that has been approved in advance by the Board of Directors or a committee thereof as an Exempt Conversion.

(6) “Foreign Person” shall mean either (i) a Person or government that is a “foreign person” within the meaning of the DPA or (ii) a Person through whose investment a “foreign person” within the meaning of the DPA would obtain any DPA Triggering Rights.

(7) “Non-Converting Transfer” shall mean any Transfer of a share of Non-Voting Common Stock to an Affiliate, another holder of Non-Voting Common Stock or an Affiliate of another holder of Non-Voting Common Stock.

(8) “Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

(9) “Transfer” of a share of Non-Voting Common Stock shall mean, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of, or entering into a binding agreement with respect to, (1) control over the disposition of such share and (2) the economic consequences of ownership of such share (collectively, “Control”). Notwithstanding the foregoing, the following shall not be considered a “Transfer” within the meaning of this ARTICLE IV: (i) the granting by a stockholder of a proxy to (y) officers or directors of the Company at the request of the Board of Directors or a committee thereof, or (z) a representative of such stockholder, in connection with actions to be taken at an annual or special meeting of stockholders or in connection with any action by written consent of the stockholders; (ii) the pledge of shares of Non-Voting Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Non-Converting Transfer” at such time; or (iii) any change in the trustees or the person(s) acting as a fiduciary with respect to an Affiliate having or exercising Control over shares of Non-Voting Common Stock of an Affiliate, provided that following such change such Affiliate continues to be an Affiliate.

Section 3. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders. Except as (and only to the extent) otherwise required by applicable law, the holders of the Non-Voting Common Stock shall have no voting rights with respect to shares of Non-Voting Common Stock.

Section 4. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 5. Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and

Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 6. The number of authorized shares of Preferred Stock, Non-Voting Common Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. The directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) are divided into three classes designated Class I, Class II and Class III. At each annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1. For so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. Subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3. The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 4 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII, or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

* * *

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by the [President and Chief Executive Officer] of the Company on this [ ] day of [            ] 2023.

By:	/s/ [insert name]

[insert name]

[President and Chief Executive Officer]

ANNEX C

AMENDED AND RESTATED BYLAWS OF

AMPRIUS TECHNOLOGIES, INC.

(effective as of [●], 2023)

C-i

C-ii

AMENDED AND RESTATED BYLAWS OF AMPRIUS TECHNOLOGIES, INC.

ARTICLE I—CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of Amprius Technologies, Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II—MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law or any successor legislation (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors, or any committee thereof that has been formally delegated authority to nominate such persons or propose such business pursuant to a resolution adopted by a majority of the Whole Board; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary of the Company (the “Secretary”) and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders as first specified in the Company’s notice of such annual meeting (without regard to any adjournment, rescheduling, postponement or other delay of such annual meeting occurring after such notice was first sent). However, if no annual meeting of stockholders was held in the preceding year, or if the date of the annual meeting for the current year has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the later of the 90th day prior to the day of the annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling, postponement or other delay of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. In no event may a stockholder provide notice with respect to a greater number of director candidates than there are director seats subject to election by stockholders at the annual meeting. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to any nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, Section 14 or Section 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”) or by such other means as is reasonably designed to inform the public or stockholders of the Company in general of such information, including, without limitation, posting on the Company’s investor relations website.

(iii) A stockholder’s notice to the Secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment;

(B) the class and number of shares of the Company that are held of record or are beneficially owned by such person and any (i) Derivative Instruments (as defined below) held or beneficially owned by such person, including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person with respect to the Company’s securities;

(C) all information relating to such person that is required to be disclosed in connection with solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to Section 14 of the 1934 Act;

(D) such person’s written consent (x) to being named as a nominee of such stockholder, (y) to being named in the Company’s form of proxy pursuant to Rule 14a-19 under the 1934 Act and (z) to serving as a director of the Company if elected;

(E) any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including, without limitation, the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (such agreement, arrangement or understanding, a “Third-Party Compensation Arrangement”); and

(F) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such stockholder, beneficial owner, affiliate or associate were the “registrant” for purposes of such rule and such person were a director or executive officer of such registrant;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E) all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other persons (including their names) in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner, and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D) any (i) agreement, arrangement or understanding (including, without limitation and regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”) including the full notional amount of any securities that, directly or indirectly, underlie any Derivative Instrument; and (ii) other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them with respect to the Company’s securities;

(E) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them has a right to vote any shares of any security of the Company;

(F) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them that are separated or separable from the underlying security;

(G) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(H) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(I) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(J) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement);

(K) any material pending or threatened legal proceeding in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them is a party or material participant involving the Company or any of its officers, directors or affiliates;

(L) any material relationship between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, on the one hand, and the Company or any of its officers, directors or affiliates, on the other hand;

(M) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the annual meeting to bring such nomination or other business before the annual meeting;

(N) a representation and undertaking as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee (which representation and undertaking must include a statement as to whether such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them intends to solicit the requisite percentage of the voting power of the Company’s stock under Rule 14a-19 of the 1934 Act); or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(O) any other information relating to such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business, that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(P) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the annual meeting and as of the date that is 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof; and (2) to provide any additional information that the Company may reasonably request. Any such update and supplement or additional information (including, if requested pursuant to Section 2.4(a)(iii)(3)(P)) must be received by the Secretary at the principal executive offices of the Company (A) in the case of a request for additional information, promptly following a request therefor, which response must be received by the Secretary not later than such reasonable time as is specified in any such request from the Company; or (B) in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the annual meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the annual meeting or any adjournment, rescheduling, postponement or other delay thereof (in the case of any update or supplement required to be made as of 10 business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof). No later than five business days prior to the annual meeting or any adjournment, rescheduling, postponement or other delay thereof, a stockholder nominating individuals for election as a director will provide the Company with reasonable evidence that such stockholder has met the requirements of Rule 14a-19. The failure to timely provide such update, supplement, evidence or additional information shall result in the nomination or proposal no longer being eligible for consideration at the annual meeting. If the stockholder fails to comply with the requirements of Rule 14a-19 (including because the stockholder fails to provide the Company with all information or notices required by Rule 14a-19), then the director nominees proposed by such stockholder shall be ineligible for election at the annual meeting and any votes or proxies in respect of such nomination shall be disregarded, notwithstanding that such proxies may have been received by the Company and counted for the purposes of determining quorum. For the avoidance of doubt, the obligation to update and supplement, or provide additional information or evidence, as set forth in these bylaws shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines pursuant to these bylaws or enable or be deemed to permit a stockholder who has previously submitted notice pursuant to these bylaws to amend or update any nomination or to submit any new nomination. No disclosure pursuant to these bylaws will be required with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is the stockholder submitting a notice pursuant to this Section 2.4 solely because such broker, dealer, commercial bank, trust company or other nominee has been directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b) (with such procedures that the Company deems to be applicable to such special meeting). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the Secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling, postponement or other delay of a special meeting or any announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii), with references therein to “annual meeting” deemed to mean “special meeting” for the purposes of this final sentence of this Section 2.4(b).

(c) Other Requirements and Procedures.

(i) To be eligible to be a nominee of any stockholder for election as a director of the Company, the proposed nominee must provide to the Secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the Secretary at the written request of the nominating stockholder, which form will be provided by the Secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance, conflict of interest, confidentiality, stock ownership and trading guidelines, and other policies and guidelines applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary will provide to such proposed nominee all such policies and guidelines then in effect); and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the Secretary the information that is required to be set forth in a stockholder’s notice of nomination pertaining to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company, or to be seated as a director of the Company, unless nominated and elected in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that other proposed business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given in accordance with Section 232 of the DGCL, and such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, unless otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with Section 222(a) of the DGCL. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date that has voting power upon the matter in question.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange on which the Company’s securities are listed, where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise provided in the Company’s certificate of incorporation and subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company.

2.14 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III—DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of preferred stock of the

Company, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, or the Secretary or by a majority of the Whole Board; provided that the person(s) authorized to call a special meeting of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV—COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Unless otherwise specified by the Board of Directors, meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors or a committee or subcommittee may also adopt other rules for the government of any committee or subcommittee.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V—OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares or other securities of, or interests in, or issued by, any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI—STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be uncertificated, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 151, 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, subject to Section 6.3 of these bylaws, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8 LOCK-UP

(a) Subject to the exceptions set forth in this Section 6.8, the holders (the “Securityholders”) of (1) Common Stock, par value $0.0001 per share, of the Company (“Common Stock”), (i) issued as consideration pursuant to that certain Business Combination Agreement (as it may be amended from time to time, the “Merger Agreement”), dated as of May 11, 2022, by and among the Company (at the time named “Kensington Capital Acquisition Corp. IV”), Kensington Capital Merger Sub Corp. and Amprius Technologies, Inc. (the “Prior Company”), (ii) issued upon the exercise of warrants or other convertible securities outstanding following the Effective Time (as defined in the Merger Agreement) in respect of warrants or convertible securities of the Prior Company outstanding immediately prior to the Effective Time, (iii) issued to directors, officers and employees of the Company or its subsidiaries upon the settlement or exercise of stock options or other equity awards outstanding following the Effective Time in respect of awards of the Prior Company outstanding immediately prior to the Effective Time, (iv) held by Kensington Capital Sponsor IV, LLC (the “Sponsor”) and the Insiders (as defined in the Letter Agreement, dated March 1, 2022, by and between the Company, the Sponsor and the other signatories thereto) outstanding immediately following the Effective Time, (v) issued as consideration pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of May 9, 2023, by and among the Company, Amprius, Inc., Combine Merger Sub, LLC and Combine Merger Sub, Inc. (the “Reorganization Agreement”), (vi) issued upon the conversion of any shares of Non-Voting Common Stock, par value $0.0001 per share, of the Company (“Non-Voting Common Stock”) issued as consideration pursuant to the Reorganization Agreement, or (vii) issued upon the exercise of an Exchanged Option (as defined in the Reorganization Agreement) or a warrant issued in respect of a Holdco Warrant (as defined in the Reorganization Agreement) and (2) Non-Voting Common Stock issued as consideration pursuant to the Reorganization Agreement (such shares referred to in Section 6.8(a)(1)(i)-(vii) and Section 6.8(a)(2), the “Lock-Up Shares”), shall not, without the prior written consent of the Board of Directors (including, for the avoidance of doubt, a duly authorized committee thereof), (A) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act, and the rules and regulations of the SEC promulgated thereunder, any such Lock-Up Shares (or any rights or interests therein), (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B) (the actions specified in clauses (A)-(C), collectively, “Transfer”) during the Lock-Up Period (as defined below). Capitalized terms used but not otherwise defined in this Section 6.8 will have the meaning ascribed to such term in the Merger Agreement.

For purposes of this Section 6.8, “Lock-Up Period” shall mean, (1) with respect to the Lock-Up Shares referenced in Section 6.8(a)(1)(i)-(iv) (“De-SPAC Shares”), the period commencing upon the Effective Time and ending on the earlier of (i) the date that is one year from the Effective Time or (ii) such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (2) with respect to the Lock-Up Shares referenced in Section 6.8(a)(1)(v)-(vii) and Section 6.8(a)(2) (“Combine Shares”), the period commencing upon the initial issuance of such Lock-Up Shares and ending on the date that is one year from the Effective Time.

(b) The restrictions set forth in Section 6.8(a) shall not apply to: (i) transactions relating to shares of Common Stock acquired in open market transactions (including, for the avoidance of doubt, warrants and shares of Common Stock (including as part of any units) acquired in the initial public offering of Kensington Capital Acquisition Corp. IV and shares of Common Stock issuable upon exercise of such warrants) or from the Company pursuant to the Company’s employee stock purchase plan; (ii) Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift to a member of the Securityholder’s immediate family; (iii) Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the Securityholder’s immediate family; (iv) Transfers by will or intestate succession upon the death of the Securityholder; (v) the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement; (vi) if the Securityholder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Securityholder, or (B) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the Securityholder; (vii) Transfers to the Company’s officers, directors or their affiliates; (viii) transactions in the event of the completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; (ix) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the

Transfer of Lock-Up Shares during the Lock-Up Period; (x) Transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock or the vesting of stock-based awards; provided, that any Common Stock issued upon such exercise shall be subject to the terms of this Section 6.8; (xi) Transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock; provided, that any Common Stock issued upon such exercise shall be subject to the terms of this Section 6.8; (xii) Transfers to the Company pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by the Company or forfeiture of the Securityholder’s Common Stock or options to purchase shares of Common Stock in connection with the termination of the Securityholder’s service to the Company; (xiii) (A) transfers of shares of Common Stock (or any securities convertible into or exercisable or exchangeable for the Company’s Common Stock) pursuant to a bona fide third-party tender offer for shares of the Company’s capital stock made to all holders of the Company’s securities, merger, consolidation or other similar transaction approved by the Board of Directors the result of which is that any person (as defined in Section 13(d)(3) of the 1934 Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) of more than 50% of the total voting power of the voting stock of the Company and (B) entry into any lock-up, voting or similar agreement pursuant to which the Securityholder may agree to transfer, sell, tender or otherwise dispose of shares of Common Stock or such other securities in connection with a transaction described in the immediately foregoing (A) above; provided that in the event that such change of control transaction is not completed, the Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) owned by the Securityholder shall remain subject to the restrictions contained in this agreement; (xiv) Transfers of any Kcompany Private Placement Warrants or shares of Common Stock issued or issuable upon the exercise of any Kcompany Private Placement Warrants; and (xv) Transfers of Common Stock, warrants or shares of Common Stock that may be issued upon exercise of such warrants, in each case initially issued in connection with that certain private placement of Common Stock and warrants initially announced by the Company on a Form 8-K filed with the SEC on September 7, 2022; provided, however, that in the case of clauses (ii) through (vii), the permitted transferees must enter into a written agreement, in substantially the form of this Section 6.8 (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 6.8(b), “immediate family” shall mean a spouse, domestic partner, parent, sibling, child or grandchild of the Securityholder or any other person with whom the Securityholder has a relationship by blood, marriage or adoption not more remote than first cousin; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act. For the purposes of this Section 6.8(b), with respect to Lock-Up Shares referenced in Section 6.8(a)(1)(i)-(vii) and Section 6.8(a)(2), references to “Common Stock” shall be deemed to include both Common Stock and Non-Voting Common Stock, as applicable, and references to “Effective Time” shall be deemed to refer to the date of issuance of such Lock-Up Shares.

Notwithstanding anything to the contrary contained in this Section 6.8, if, following the 150th day after the Effective Time, the closing price per share of Common Stock for any 20 trading days within any 30 consecutive trading day period (which period may not be measured beginning prior to the 150th day after the Effective Time) is at least $12.50 per share (subject to adjustment for stock splits, stock dividends, reorganizations and similar transactions), then the transfer restrictions set forth in this Section 6.8 shall no longer apply.

(c) Notwithstanding the other provisions set forth in this Section 6.8, the Board of Directors (including, for the avoidance of doubt, a duly authorized committee thereof, to the fullest extent permitted by law) may, in its sole discretion, determine to waive, amend, or repeal any of the obligations set forth herein, in whole or in part; provided, however, that in the event that any (i) Securityholder of De-SPAC Shares is granted a discretionary waiver or termination of the restrictions set forth in this Section 6.8, such discretionary waiver or termination shall apply to each other Securityholder of De-SPAC Shares in the same proportion that the number of shares of Common Stock (or shares issued on the exercise, exchange or conversion of shares of Common Stock, as applicable) held by the Securityholder whose restrictions are terminated or waived bears to the number of shares of Common Stock (or such other shares) held by such other Securityholder, and (ii) Securityholder of

Combine Shares is granted a discretionary waiver or termination of the restrictions set forth in this Section 6.8, such discretionary waiver or termination shall apply to each other Securityholder of Combine Shares in the same proportion that the number of shares of Common Stock or Non-Voting Common Stock (or shares issued on the exercise, exchange or conversion of shares of Common Stock or Non-Voting Stock, as applicable) held by such Securityholder whose restrictions are terminated or waived bears to the number of shares of Common Stock or Non-Voting Common Stock (or such other shares) held by such other Securityholder; provided, however, that no discretionary waiver may be granted with respect to any Securityholder of Combine Shares unless a waiver is simultaneously granted to each Securityholder of De-SPAC Shares in the same proportion that the number of shares of Common Stock or Non-Voting Common Stock (or shares issued on the exercise, exchange or conversion of shares of Common Stock or Non-Voting Stock, as applicable) held by such Securityholder of Combine Shares whose restrictions are terminated or waived bears to the number of shares of Common Stock (or shares issued on the exercise, exchange or conversion of shares of Common Stock, as applicable) held by such Securityholder of De-SPAC Shares. To the extent a discretionary waiver or termination of restrictions is granted with respect to any Securityholder of De-SPAC Shares in accordance with Section 6.8(c)(i), a simultaneous waiver or termination shall apply to each Securityholder of Combine Shares in the same proportion that the number of shares of Common Stock (or shares issued on the exercise, exchange or conversion of shares of Common Stock, as applicable) held by such Securityholder of De-SPAC Shares whose restrictions are terminated or waived bears to the number of shares of Common Stock or Non-Voting Common Stock (or such other shares) held by such Securityholder of Combined Shares.

ARTICLE VII—MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII—INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting entity, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as such person would have with respect to such constituent entity if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX—GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, or employee or employees, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, agent or employee, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. For the avoidance of doubt, nothing contained in this Section 9.5 shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ARTICLE X—AMENDMENTS

These bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding voting securities, voting together as a single class; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

ANNEX D

May 8, 2023

The Special Committee of

the Board of Directors of Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Dear Member of the Special Committee:

We understand that Amprius Technologies, Inc. (“Pubco”), Combine Merger Sub, Inc., a wholly-owned subsidiary of Pubco (“Merger Sub I”), Combine Merger Sub, LLC, a wholly-owned subsidiary of Pubco (“Merger Sub II”) and Amprius, Inc. (“Holdco”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Holdco will be merged with and into Merger Sub I, with Holdco surviving as a wholly-owned subsidiary of Pubco, and promptly thereafter, and as part of the same overall transaction (the “Transaction”), Holdco will merge with and into Merger Sub II and that, in connection with the Transaction, (a) each outstanding share of common stock, par value $0.0001 per share, of Pubco (“Pubco Shares”) owned by Holdco will be cancelled, (b) each share of Class A Common Stock, par value $0.0001 (“Holdco Class A Common Stock”), of Holdco will be converted into the right to receive a number of Pubco Shares equal to the product of 0.98 multiplied by the Exchange Ratio (as defined in the Agreement) (the “Discounted Exchange Ratio”), (c) each share of Class B Common Stock, par value $0.0001 (“Holdco Class B Common Stock”), of Holdco will be converted into the right to receive a number of Pubco Non-Voting Shares (as defined in the Agreement) equal to the Discounted Exchange Ratio, (d) each Holdco Option (as defined in the Agreement), whether vested or unvested, will be converted into an Exchanged Option (as defined in the Agreement), and (e) each Holdco Warrant (as defined in the Agreement) will be replaced with warrants representing the right to receive a number of Pubco Shares (as further described in the Agreement) (such warrants, the “Exchanged Warrants”).

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Pubco has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Discounted Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to Pubco from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.

reviewed the execution version of May 8, 2023 of the Agreement and Plan of Merger and Reorganization, among Pubco, Merger Sub I, Merger Sub II and Holdco, which was entered into on May 9, 2023 (the “Agreement”);

2.

reviewed certain publicly available business and financial information relating to Pubco that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Pubco;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Pubco made available to us by Pubco management, including estimates related to fees and expenses that have, or will be, incurred by or on behalf of Pubco in connection with the Transaction (the “Pubco Transaction Expense Estimate”) and certain information relating to the historical, current and future operations, financial condition and prospects of Holdco made available to us by Holdco management, including a current estimate of HoldCo assets, liabilities, contingent liabilities and estimates related to fees and expenses that have, or will be, incurred by or on behalf of Holdco in connection with the Transaction (collectively, the “Holdco Estimates”);

The Special Committee of the Board of Directors of Amprius Technologies, Inc. May 8, 2023

4.

spoken with certain members of the managements of Holdco and Pubco and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Holdco and Pubco, the Transaction and related matters;

5.	considered publicly available financial terms of certain transactions that we deemed to be relevant;

6.

reviewed the current and historical market prices and trading volume for certain of Pubco’s publicly traded securities, and, for illustrative purposes, the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, (i) the management of Pubco has advised us, and we have assumed, that the Pubco Transaction Expense Estimate reviewed by us has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and (ii) the management of Holdco has advised us, and we have assumed, that the Holdco Estimates reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and we express no opinion with respect to the Pubco Transaction Expense Estimate, the Holdco Estimates or the assumptions on which such estimates are based. We have relied upon and assumed, without independent verification, that upon consummation of the Transaction there will have been no changes to the information provided to us by the managements of Holdco and Pubco relating to the calculation of the Exchange Ratio as of the date of this Opinion that would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Holdco and Pubco since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. As you are aware, the management of Pubco does not prepare financial projections in the ordinary course and has not prepared financial projections in connection with the Transaction, other than the Pubco Transaction Expense Estimate and the Holdco Estimates. Accordingly, for the purposes of our analyses and this Opinion, we have with your consent relied upon the Pubco Stock Price (as defined in the Agreement) as an appropriate basis on which to conduct our analyses.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with the consent of the Committee, that the Transaction will qualify as a tax-free transaction. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Holdco or Pubco, or otherwise have an effect on the Transaction, Holdco or Pubco or any expected benefits of the Transaction that would be material to our analyses or this Opinion.

The Special Committee of the Board of Directors of Amprius Technologies, Inc. May 8, 2023

In connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Holdco, Pubco or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Holdco or Pubco is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Holdco or Pubco is or may be a party or is or may be subject. Furthermore, we express no opinion or view as to the effects on the Transaction, Holdco or Pubco of the unusual volatility recently experienced by the credit, financial and stock markets or any potential changes or developments in such markets or volatility.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of Pubco or any other party, or any alternatives to the Transaction or (b) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of Pubco Shares, Pubco Non-Voting Shares, Exchanged Options and Exchanged Warrants actually will be when issued pursuant to the Transaction or the price or range of prices at which Holdco Class A Common Stock, Holdco Class B Common Stock, Holdco Options, Holdco Warrants, Pubco Shares, Pubco Non-Voting Shares, Exchanged Options or Exchanged Warrants may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in Holdco, Pubco, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Holdco, Pubco, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Pubco, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Holdco, Pubco, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

The Special Committee of the Board of Directors of Amprius Technologies, Inc. May 8, 2023

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. Pubco has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, Pubco, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Discounted Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of either of Pubco or Holdco, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Holdco, Pubco or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Pubco’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Pubco’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents, such as the holders of Holdco Options and Holdco Warrants), (vi) whether or not Holdco, Pubco, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of Holdco, Pubco or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Discounted Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, Holdco, Pubco and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to Holdco, Pubco and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Discounted Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to Pubco from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

ANNEX E

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

ANNEX F

GLOSSARY OF INDUSTRY TERMS

“Ah” means ampere hours and is a measure of how long a battery can provide one ampere of power per hour;

“Anode” refers to the lower voltage or electrochemical potential electrode in a battery; it can also refer to the material that is used in the anode electrode, e.g., silicon anode;

“Cathode” refers to the higher voltage or electrochemical potential electrode in a battery; it can also refer to the material that is used in the cathode electrode, e.g., LCO cathode;

“Calendar life” is a term that indicates the expected lifetime of a battery when not in use, as limited by capacity or power performance degradation due to ageing of the battery;

“Cycle life” is a term that indicates the expected number of charge-discharge cycles without a capacity degradation higher than 20%;

“CVD” means chemical vapor deposition;

“Energy Density” means the amount of energy a battery contains compared to its volume;

“EV” means electric vehicles;

“eVTOL” means electric vertical takeoff and landing aircraft;

“GWh” means gigawatt hours. The gigawatt hour is a unit of energy representing one billion watt hours and is equivalent to one million kilowatt hours. Typically used as a measure of the output of large electricity power stations;

“HAPS” means high altitude pseudo satellites;

“kWh” means kilo-watt hour. The kilowatt-hour is a unit of energy equal to one kilowatt of power sustained for one hour and is commonly used as a measure of electrical energy. One kilowatt-hour is equal to 3600 kilojoules;

“LCO” means lithium cobalt oxide;

“Lithium-ion battery” is a type of rechargeable battery composed of cells in which lithium ions move from the negative electrode through an electrolyte to the positive electrode during discharge and back when charging;

“mAh” means mili-Ampere hour, and is a unit of electrical charge capacity;

“mAh/g” means mili-Ampere hour per gram, and measures a material’s capacity to store charge per unit mass of material; allows comparison of materials in their ability to store lithium ions; also referred as specific capacity

“mV” means millivolt, a unit of potential energy equal to one thousandth of a volt;

“NMC” means nickel manganese cobalt;

“N/P ratio” is the storage capacity (mAh) for lithium ratio of the anode (negative electrode) relative to cathode (positive electrode);

“OEM” means original equipment manufacturer;

“Wh/kg” means watt hours per kilogram and is a unit of specific energy commonly used to measure the density of energy in batteries and capacitors; and

“UAS” means unmanned aerial systems.

F-1

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except (1) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions by a director or officer not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions made to a director, (4) for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court will deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Amprius’ amended and restated bylaws provide that it must indemnify and advance expenses to its directors and officers to the full extent authorized by the DGCL.

Amprius has entered into indemnification agreements with each of its directors and executive officers. These indemnification agreements provide the directors and executive officers with certain contractual rights to indemnification and advancement for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of Amprius’ or its subsidiaries’ directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at the request of Amprius.

Amprius also maintains a general liability insurance policy, which will cover certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of May 11, 2022, by and among Kensington Capital Acquisition Corp. IV, Kensington Capital Merger Sub Corp. and Amprius Technologies, Inc. (incorporated by reference to Exhibit 2.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on May 12, 2022)

2.2†	Agreement and Plan of Merger and Reorganization, dated as of May 9, 2023, among Amprius, Combine Merger Sub, Inc., Combine Merger Sub, LLC and Holdco (included as Annex A to the proxy statement/prospectus)

2.3	Pubco Support Agreement, dated May 9, 2023, dated May 9, 2023, between Amprius and Holdco (incorporated by reference to Exhibit 2.2 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on May 10, 2023)

2.4	Form of Stockholder Support Agreement, dated May 9, 2023 (incorporated by reference to Exhibit 2.3 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on May 10, 2023)

3.1	Certificate of Incorporation of Amprius (incorporated by reference to Exhibit 3.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

3.2	Amended and Restated Bylaws of Amprius (incorporated by reference to Exhibit 3.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on March 23, 2023)

3.3	Form of Amended and Restated Certificate of Incorporation of Amprius (included as Annex B to the proxy statement/prospectus)

3.4	Form of Amended and Restated Bylaws of Amprius (included as Annex C to the proxy statement/prospectus)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

4.2	Warrant Agreement, dated as of March 1, 2022, between Amprius and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on March 4, 2022)

4.3	Specimen Warrant Certificate (included in Exhibit 4.2)

4.4	Warrant Agreement, dated September 14, 2022, between Amprius and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

4.5	Specimen PIPE Warrant Certificate (included in Exhibit 4.4)

4.6	Warrant to Purchase Stock, dated December 13, 2017, between Holdco and Silicon Valley Bank

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1	Private Placement Warrants Purchase Agreement, dated as of March 1, 2022, between Amprius and Kensington Capital Sponsor IV LLC (incorporated by reference to Exhibit 10.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on March 4, 2022)

Exhibit Number	Description

10.2	Amprius Technologies, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.3	Amprius Technologies, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Annex E of Amprius’ proxy statement/prospectus filed with the SEC on September 1, 2022)

10.4	Amprius Technologies, Inc. Outside Director Compensation Policy (incorporated by reference to Exhibit 10.9 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.5	Amprius Technologies, Inc. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.10 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.6	Amprius Technologies, Inc. 2016 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.11 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.7	Amprius Technologies, Inc. Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to Amprius’ Registration Statement on Form S-4 (File No. 333-265740) filed with the SEC on August 9, 2022)

10.8	Confirmatory Employment Letter with Dr. Kang Sun (incorporated by reference to Exhibit 10.3 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.9	Confirmatory Employment Letter with Sandra Wallach (incorporated by reference to Exhibit 10.4 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.10	Amended and Restated Confirmatory Employment Letter with Jonathan Bornstein (incorporated by reference to Exhibit 10.10 to Amprius’ Registration Statement on Form S-1 filed with the SEC on September 30, 2022)

10.11	Amended and Restated Confirmatory Employment Letter with Dr. Ionel Stefan (incorporated by reference to Exhibit 10.11 to Amprius’ Registration Statement on Form S-1 filed with the SEC on September 30, 2022)

10.12†	Lease, dated January 30, 2019, by and between Los Altos Fields, LLC and Amprius, Inc. (incorporated by reference to Exhibit 10.12 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.13	Assignment and Assumption of Lease, dated May 1, 2022, by and between Amprius, Inc. and Legacy Amprius (incorporated by reference to Exhibit 10.13 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.14	First Amendment to Lease Agreement, dated January 4, 2023, between Amprius and Los Altos Fields, LLC (incorporated by reference to Exhibit 10.16 to Amprius’ Annual Report on Form 10-K (File No. 001-41314) filed with the SEC on March 30, 2023)

10.15	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Amprius’ current report on Form 8-K (File No. 001-41314) filed with the SEC on September 7, 2022)

10.16†	Common Stock Purchase Agreement, dated September 27, 2022, by and between Amprius and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 28, 2022)

Exhibit Number	Description

10.17	Registration Rights Agreement, dated September 27, 2022, by and between Amprius and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.2 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 28, 2022)

10.18	Registration Rights Agreement, dated as of September 14, 2022, by and among Amprius and the persons named therein (incorporated by reference to Exhibit 10.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on September 16, 2022)

10.19	Amendment No. 1 to Registration Rights Agreement, dated May 9, 2023, by and among Amprius, Holdco and the Original Holder (incorporated by reference to Exhibit 10.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on May 10, 2023)

10.20	Lease Agreement, dated April 15, 2023 (incorporated by reference to Exhibit 10.1 to Amprius’ Current Report on Form 8-K (File No. 001-41314) filed with the SEC on April 19, 2023)

10.21	Amprius, Inc. 2008 Stock Plan

21.1	List of Subsidiaries

23.1	Consent of SingerLewak LLP

23.2	Consent of BDO USA, LLP

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included in the signature page to this Registration Statement on Form S-4)

99.1*	Form of Proxy Card

99.2	Opinion of Houlihan Lokey Capital, Inc. (included as Annex D to this proxy statement/prospectus)

99.3	Consent of Houlihan Lokey Capital, Inc.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

107	Filing Fee Table

†	Certain schedules and exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). A copy of any omitted schedule or exhibit will be finished to the SEC upon request.
*	To be filed by amendment.

Item 22 – Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(9)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, California, on June 6, 2023.

AMPRIUS TECHNOLOGIES, INC.

By:	/s/ Dr. Kang Sun
Name: Dr. Kang Sun
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Kang Sun and Sandra Wallach, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Dr. Kang Sun Dr. Kang Sun	Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2023

/s/ Sandra Wallach Sandra Wallach	Chief Financial Officer (Principal Financial and Accounting Officer)	June 6, 2023

/s/ Donald R. Dixon Donald R. Dixon	Director	June 6, 2023

/s/ Kathleen Ann Bayless Kathleen Ann Bayless	Director	June 6, 2023

/s/ Dr. Steven Chu Dr. Steven Chu	Director	June 6, 2023

/s/ Dr. Wen Hsieh Dr. Wen Hsieh	Director	June 6, 2023

/s/ Justin Mirro Justin Mirro	Director	June 6, 2023